   As filed with the Securities and Exchange Commission on September 2, 1997
                                                      Registration No. 333-31675
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                AMENDMENT NO. 1

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     Under

                           THE SECURITIES ACT OF 1933

                             ----------------------

                                 FORCENERGY INC
             (Exact name of registrant as specified in its charter)

        DELAWARE                                     1311                          65-0429338
(State or other jurisdiction of          (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)            Classification Code Number)        Identification Number)

                                                                                E. JOSEPH GRADY
                                                                          VICE PRESIDENT -- TREASURER
                                                                          AND CHIEF FINANCIAL OFFICER
     2730 SW 3RD AVENUE, SUITE 800                                       2730 SW 3RD AVENUE, SUITE 800
       MIAMI, FLORIDA  33129-2237                                          MIAMI, FLORIDA  33129-2237
             (305) 856-8500                                                      (305) 856-8500
(Address, including zip code, and telephone                         (Name, address, including zip code, and
    number, including area code, of                                     telephone number, including area
registrant's principal executive offices)                                 code, of agent for service)

                                                  Copies to:

             T. MARK KELLY                      PAUL E. PRYZANT                 JOHN F. WOMBWELL
         VINSON & ELKINS L.L.P.               SNELL & SMITH, P.C.            ANDREWS & KURTH L.L.P.
        1001 FANNIN, SUITE 2300           1000 LOUISIANA, SUITE 3650       4200 TEXAS COMMERCE TOWER
       HOUSTON, TEXAS 77002-6760             HOUSTON, TEXAS  77002           HOUSTON, TEXAS  77002
             (713) 758-4592                     (713) 652-3323                   (713) 220-4396


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                 [EDISTO LOGO]

                          EDISTO RESOURCES CORPORATION
                      2401 FOUNTAIN VIEW DRIVE, SUITE 700
                              HOUSTON, TEXAS 77057
                                 (713) 782-0095

Dear Stockholders:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Edisto Special Meeting") of Edisto Resources Corporation ("Edisto") to be held
at 2401 Fountain View Drive, Suite 700, Houston, Texas 77057, on           ,
October   , 1997 at      a.m. local time.



     At the Edisto Special Meeting, you will be asked to consider and vote upon a proposal to approve an Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997, as amended (the "Merger Agreement"), among Edisto, Convest Energy Corporation ("Convest"), Forcenergy Inc ("Forcenergy") and a Forcenergy subsidiary providing for the mergers (the "Mergers") of the Forcenergy subsidiary into Edisto and Convest into Forcenergy. After the Mergers are consummated, Edisto will be liquidated. If the Mergers are consummated, each share of Common Stock of Edisto will be converted into the right to receive (i) $4.886 in cash and (ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the average weighted daily trading price of Forcenergy Common Stock for the ten trading days ending two trading days prior to the closing date; provided, however, that the price of the Forcenergy Common Stock used in such calculation will not be less than $28.96 nor more than $34.96.


     The Merger Agreement and the Mergers are discussed in more detail in the accompanying Joint Proxy Statement/Prospectus. Please review and consider the enclosed materials carefully.

     THE BOARD OF DIRECTORS OF EDISTO BELIEVES THAT THE PROPOSED MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, EDISTO'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     In making that recommendation, the Board of Directors of Edisto received and took into account the written opinion dated June 19, 1997 of Rauscher Pierce Refsnes, Inc. ("Rauscher Pierce"), an investment banking firm retained by Edisto for that purpose, that, as of such date, the consideration to be received by stockholders of Edisto in the Merger Agreement is fair to the stockholders of Edisto from a financial point of view, Rauscher Pierce subsequently delivered to the Board of Directors of Edisto its written opinion to the same effect dated the date of the Joint Proxy Statement/Prospectus (the "Rauscher Pierce Opinion"). A copy of the Rauscher Pierce Opinion is included in the accompanying Joint Proxy Statement/Prospectus as Appendix C thereto.

     Whether or not you plan to attend the Edisto Special Meeting, please complete, sign, date and return your proxy card in the enclosed envelope. If you attend the Edisto Special Meeting, you may vote in person even though you have previously returned your proxy. It is important that your shares be represented and voted at the Edisto Special Meeting.

                                            Sincerely,

                                            Michael Y. McGovern
                                            Chairman and Chief Executive Officer

                          EDISTO RESOURCES CORPORATION
                      2401 FOUNTAIN VIEW DRIVE, SUITE 700
                              HOUSTON, TEXAS 77057
                                 (713) 782-0095

                NOTICE OF SPECIAL MEETING OF EDISTO STOCKHOLDERS

                         TO BE HELD ON OCTOBER   , 1997


To the Stockholders of Edisto Resources Corporation:


     A Special Meeting of Stockholders (the "Edisto Special Meeting") of Edisto Resources Corporation, a Delaware corporation ("Edisto"), will be held on
       , October      , 1997 at      :00 a.m., local time, at 2401 Fountain View
Drive, Suite 700, Houston, Texas 77057 for the following purposes:



          1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997, as amended (the "Merger Agreement"), among Forcenergy Inc, a Delaware corporation ("Forcenergy"), a Forcenergy subsidiary, Convest Energy Corporation, a Texas corporation ("Convest"), and Edisto, a copy of which is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus. Pursuant to the Merger Agreement, the Forcenergy subsidiary will be merged into Edisto and Convest will be merged into Forcenergy (the "Mergers") and, among other things, each share of Common Stock of Edisto outstanding at the effective time of the Merger would be converted into (i) $4.886 in cash and
     (ii) a fractional interest in a share of Forcenergy Common Stock valued at $5.064 divided by the average weighted daily trading price of Forcenergy Common Stock for the ten trading days ending two trading days prior to the closing date; provided, however, that the price of the Forcenergy Common Stock used in such calculation will not be less than $28.96 nor more than $34.96. After the Mergers are consummated, Edisto will be liquidated. The Mergers and other related matters are described in the accompanying Joint Proxy Statement/Prospectus and in the Appendices thereto; and


          2. To transact such other business as may properly come before the Edisto Special Meeting or any adjournment thereof.


     The Board of Directors of Edisto has fixed the close of business on September 9, 1997 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Edisto Special Meeting and any adjournment thereof. Only holders of record of shares of Edisto Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Edisto Special Meeting. A complete list of such stockholders will be available for examination at the offices of Edisto in Houston, Texas during normal business hours by any Edisto stockholder, for any purpose germane to the Edisto Special Meeting, for a period of ten days prior to the meeting. Stockholders of Edisto may be entitled to appraisal or dissenter's rights under the Delaware General Corporation Law in respect of the Merger Agreement.


     Your vote is important. The affirmative vote of the holders of a majority of the outstanding shares of Edisto Common Stock is required for approval and adoption of the Merger Agreement. Even if you plan to attend the Edisto Special Meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the Edisto Special Meeting if you are unable to attend. If you do attend the Edisto Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

                                            By Order of the Board of Directors

                                            Steven G. Ives
                                            Corporate Secretary

Houston, Texas

September   , 1997

                                 [CONVEST LOGO]

                           CONVEST ENERGY CORPORATION
                      2401 FOUNTAIN VIEW DRIVE, SUITE 700
                              HOUSTON, TEXAS 77057
                                 (713) 780-1952

Dear Stockholders:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Convest Special Meeting") of Convest Energy Corporation ("Convest") to be held
at 2401 Fountain View Drive, Suite 700, Houston, Texas 77057, on           ,
October   , 1997 at      a.m. local time.



     At the Convest Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997 and related Plan and Agreement of Merger, as amended (collectively, the "Merger Agreement"), among Convest, Edisto Resources Corporation ("Edisto"), Forcenergy Inc ("Forcenergy") and a Forcenergy subsidiary providing for the mergers (the "Mergers") of Convest into Forcenergy and the Forcenergy subsidiary into Edisto. If the Mergers are consummated, each share of Common Stock of Convest will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the average weighted daily trading price of Forcenergy Common Stock for the ten trading days ending two trading days prior to the closing date; provided, however, that the price of the Forcenergy Common Stock used in such calculation will not be less than $28.96 nor more than $34.96.


     The Merger Agreement and the Mergers are discussed in more detail in the accompanying Joint Proxy Statement/Prospectus. Please review and consider the enclosed materials carefully.

     THE BOARD OF DIRECTORS OF CONVEST BELIEVES THAT THE PROPOSED MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, CONVEST'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     In making that recommendation, the Board of Directors of Convest received and took into account the written opinion dated June 19, 1997 of Petrie Parkman & Co. ("Petrie Parkman"), an investment banking firm retained by Convest for that purpose, that, as of such date, the consideration to be received by stockholders of Convest in the Merger Agreement is fair to the stockholders of Convest from a financial point of view. Petrie Parkman subsequently delivered to the Board of Directors of Convest its written opinion to the same effect dated the date of the Joint Proxy Statement/Prospectus (the "Petrie Parkman Opinion"). A copy of the Petrie Parkman Opinion is included in the accompanying Joint Proxy Statement/Prospectus as Appendix D thereto.

     Whether or not you plan to attend the Convest Special Meeting, please complete, sign, date and return your proxy card in the enclosed envelope. If you attend the Convest Special Meeting, you may vote in person even though you have previously returned your proxy. It is important that your shares be represented and voted at the Convest Special Meeting.

                                            Sincerely,

                                            Michael Y. McGovern
                                            Chairman and Chief Executive Officer

                           CONVEST ENERGY CORPORATION
                      2401 FOUNTAIN VIEW DRIVE, SUITE 700
                              HOUSTON, TEXAS 77057
                                 (713) 780-1952

               NOTICE OF SPECIAL MEETING OF CONVEST STOCKHOLDERS

                         TO BE HELD ON OCTOBER   , 1997


To the Stockholders of Convest Energy Corporation:


     A Special Meeting of Stockholders (the "Convest Special Meeting") of Convest Energy Corporation, a Texas corporation ("Convest"), will be held on
          , October   , 1997 at   :00 a.m., local time, at           , for the
following purposes:



          1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997, among Forcenergy Inc, a Delaware corporation ("Forcenergy"), Convest, Edisto Resources Corporation, a Delaware corporation ("Edisto"), and a Forcenergy subsidiary and related Plan and Agreement of Merger among Forcenergy and Convest, as amended (collectively, the "Merger Agreement"), a copy of which is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus. Pursuant to the Merger Agreement, Convest will be merged into Forcenergy and the Forcenergy subsidiary will be merged into Edisto (the "Mergers") and, among other things, each share of Common Stock of Convest outstanding at the effective time of the Merger would be converted into a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the average weighted daily trading price of Forcenergy Common Stock for the ten trading days ending two trading days prior to the closing date; provided, however, that the price of the Forcenergy Common Stock used in such calculation will not be less than $28.96 nor more than $34.96. The Mergers and other related matters are described in the accompanying Joint Proxy Statement/Prospectus and in the Appendices thereto; and


          2. To transact such other business as may properly come before the Convest Special Meeting or any adjournment thereof.


     The Board of Directors of Convest has fixed the close of business on September 9, 1997 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Convest Special Meeting and any adjournment thereof. Only holders of record of shares of Convest Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Convest Special Meeting. A complete list of such stockholders will be available for examination at the offices of Convest in Houston, Texas during normal business hours by any Convest stockholder, for any purpose germane to the Convest Special Meeting, for a period of ten days prior to the meeting. Stockholders of Convest are not entitled to any appraisal or dissenter's rights under the Texas Business Corporation Act in respect of the Merger Agreement.


     Your vote is important. The affirmative vote of the holders of two-thirds of the outstanding shares of Convest Common Stock is required for approval and adoption of the Merger Agreement. Even if you plan to attend the Convest Special Meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the Convest Special Meeting if you are unable to attend. If you do attend the Convest Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

                                            By Order of the Board of Directors

                                            Steven G. Ives
                                            Corporate Secretary

Houston, Texas

September   , 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1997

                          EDISTO RESOURCES CORPORATION
                                      AND

                           CONVEST ENERGY CORPORATION
                             JOINT PROXY STATEMENT
                             ---------------------

                                FORCENERGY INC.
                                   PROSPECTUS

              SPECIAL MEETING OF STOCKHOLDERS OF EDISTO RESOURCES

                   CORPORATION TO BE HELD ON OCTOBER   , 1997


               SPECIAL MEETING OF STOCKHOLDERS OF CONVEST ENERGY

                   CORPORATION TO BE HELD ON OCTOBER   , 1997



    This Joint Proxy Statement/Prospectus ("Joint Proxy Statement/Prospectus') is being furnished to stockholders of Edisto Resources Corporation, a Delaware corporation ("Edisto"), and to shareholders of Convest Energy Corporation, a Texas corporation ("Convest"), in connection with the solicitation of proxies by the Board of Directors of each corporation for use at the Special Meeting of Stockholders of Edisto (the "Edisto Special Meeting") and the Special Meeting of Stockholders of Convest (the "Convest Special Meeting," and together with the Edisto Special Meeting, the "Special Meetings"), respectively, in each case including any adjournments or postponements thereof. The Special Meetings are
both scheduled to be held on            , 1997. This Joint Proxy
Statement/Prospectus relates to the proposed mergers which are contingent upon each other (collectively, the "Mergers") that will result in both a subsidiary of Forcenergy Inc, a Delaware corporation ("Forcenergy") being merged into Edisto and Convest being merged into Forcenergy, pursuant to the Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997, as amended, among Edisto, Convest, Forcenergy and a Forcenergy subsidiary and related Plan and Agreement of Merger among Forcenergy and Convest (collectively, the "Merger Agreement"). After the Mergers are consummated, Edisto will be liquidated and Forcenergy will be the surviving corporation. Edisto holds approximately 72% of the outstanding Convest Common Stock.



    As a result of the Mergers, (a) each issued and outstanding share of common stock, $.01 par value per share, of Edisto ("Edisto Common Stock") will be converted into the right to receive (i) $4.886 in cash and (ii) a fractional interest in a share of common stock, $.01 par value per share, of Forcenergy ("Forcenergy Common Stock") equal to $5.064 divided by the Weighted Average Trading Price (as defined) of Forcenergy Common Stock, and (b) each issued and outstanding share of common stock, $.01 par value per share, of Convest ("Convest Common Stock") will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that in no event shall the Weighted Average Trading Price of Forcenergy Common Stock be less than $28.96 nor more than $34.96. Using the minimum and maximum Weighted Average Trading Price, the shares of Forcenergy Common Stock to be issued for each share of Edisto Common Stock will range between .14 and .17 shares and for each share of Convest Common Stock will range between .25 and .31 shares. Using the last reported sales price of the Forcenergy Common Stock on August 28, 1997, the Weighted Average Trading Price would have been $34.44 and an aggregate of 2,855,335 shares would have been issued. However, the actual number of shares to be issued may differ from this example since such number of shares will not be determined until two trading days prior to the Closing Date of the Mergers. See "Summary -- The Mergers and the Merger Agreement -- Terms of the Merger" and "Certain Terms of the Merger Agreement -- Manner and Basis of Converting Shares."


    This Joint Proxy Statement/Prospectus also constitutes a prospectus of Forcenergy with respect to shares of Forcenergy Common Stock to be issued pursuant to the Merger Agreement in exchange for currently outstanding shares of Edisto Common Stock and Convest Common Stock and additional shares of Edisto Common Stock and Convest Common Stock that may become outstanding prior to the Mergers upon the exercise of options to purchase Edisto Common Stock and Convest Common Stock outstanding on the date of the Merger Agreement ("Edisto Options" and "Convest Options," respectively).


    The shares of Forcenergy Common Stock are listed on the New York Stock Exchange ("NYSE") under the symbol "FEN," the shares of Edisto Common Stock are listed on the American Stock Exchange ("ASE") under the symbol "EDT," and the shares of Convest Common Stock are listed on the ASE under the symbol ("COV"). On August 28, 1997, the last reported sales price of Forcenergy Common Stock on the NYSE Composite Tape was $34.44 and the closing prices of the Edisto Common Stock and Convest Common Stock, as reported by the ASE, were $9.69 and $8.63, respectively.



    Following the Mergers, Forcenergy AB and FMR Corp. will own approximately 34% and 5% of the outstanding Forcenergy Common Stock (assuming a Weighted Average Trading Price of $31.96 per share).


    SEE "RISK FACTORS" BEGINNING ON PAGE    FOR INFORMATION ON CERTAIN RISKS
THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.


    This Joint Proxy Statement/Prospectus, the accompanying applicable form of proxy and the other enclosed documents are first being mailed to shareholders of
Edisto and Convest on or about September   , 1997.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER STATE COMMISSION NOR HAS THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.


    The date of this Joint Proxy Statement/Prospectus is September   , 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FORCENERGY, EDISTO OR CONVEST. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FORCENERGY, EDISTO OR CONVEST SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. FORCENERGY, EDISTO AND CONVEST EACH UNDERTAKE TO PROVIDE COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE), WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/ PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO FORCENERGY, 2730 SW 3RD AVENUE, SUITE 800, MIAMI, FL 33129-2237, ATTENTION:
MICHAEL MCNAMARA, IN THE CASE OF DOCUMENTS RELATING TO EDISTO OR CONVEST, 2401 FOUNTAIN VIEW DRIVE, SUITE 700, HOUSTON, TX 77057, ATTENTION: KAREN CLINGAN. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS, SUCH REQUESTS SHOULD BE RECEIVED BY
            , 1997.

                             AVAILABLE INFORMATION

     Forcenergy, Edisto and Convest are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Forcenergy, Edisto and Convest can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Forcenergy may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Edisto Common Stock and Convest Common Stock are traded and listed on the ASE and certain of their reports, proxy statements and other information can be inspected at the offices of the ASE, 86 Trinity Place, New York, New York 10006. Certain of such reports, proxy statements and other information filed by Forcenergy, Edisto and Convest are also available on the Commission's World Wide Web site at http://www.sec.gov.

     Forcenergy has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Forcenergy Common Stock to be issued pursuant to the Merger Agreement. The information contained herein with respect to Forcenergy and its affiliates, including its subsidiary, EDI Acquisition Corporation ("EDI-Sub"), has been provided by Forcenergy, and the information contained herein with respect to Edisto and Convest and their affiliates has been provided by Edisto and Convest. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

     1. For Forcenergy:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;


          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;


          (c) Current Reports on Form 8-K filed on January 14, 1997 and as amended on March 17, 1997 and on February 21, 1997; and

          (d) The description of Forcenergy Common Stock contained in Forcenergy's Registration Statement on Form 8-A filed with the Commission on July 17, 1995, and any amendment or report filed for the purpose of updating such description.

     2. For Edisto:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996;


          (c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and



          (d) Current Report on Form 8-K filed on July 3, 1997.


     3. For Convest:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996;


          (c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and


          (d) Current Report on Form 8-K filed on July 3, 1997.

     All documents filed by Forcenergy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the special meetings of the stockholders of Edisto and Convest shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............
SUMMARY.....................................................
  The Companies.............................................
  The Special Meetings......................................
  Recommendations of the Board of Directors.................
  Opinions of Financial Advisors............................
  Interests of Certain Persons in the Mergers...............
  The Mergers and the Merger Agreement......................
  Certain Federal Income Tax Consequences...................
  Anticipated Accounting Treatment..........................
  Appraisal Rights..........................................
  Exchange of Stock Certificates............................
  Comparative Rights of Edisto and Forcenergy
     Stockholders...........................................
  Comparative Rights of Convest and Forcenergy
     Stockholders...........................................
  Risk Factors..............................................
  Forward-Looking Statements................................
  Market Price Data.........................................
  Forcenergy -- Summary Historical Consolidated Financial
     Information............................................
  Edisto -- Summary Historical Consolidated Financial
     Information............................................
  Convest -- Summary Historical Consolidated Financial
     Information............................................
  Comparative Per Share Data................................
RISK FACTORS................................................
THE COMPANIES...............................................
  Forcenergy................................................
  EDI-Sub...................................................
  Edisto....................................................
  Convest...................................................
THE SPECIAL MEETINGS........................................
  Date, Time and Place......................................
  Purposes of the Special Meetings..........................
  Record Date and Outstanding Shares........................
  Voting and Revocation of Proxies..........................
  Vote Required.............................................
  Solicitation of Proxies...................................
  Other Matters.............................................
THE MERGERS.................................................
  General Description of the Mergers........................
  Background of Edisto/Convest Turnaround...................
  Background of the Mergers.................................
  Recommendation of the Boards of Directors of Edisto and
     Convest; Reasons for the Mergers.......................
  Forcenergy's Reasons for the Mergers......................
  Opinions of Financial Advisors............................
  Interests of Certain Persons in the Mergers...............
  Certain Federal Income Tax Consequences...................
  Accounting Treatment......................................
  Restrictions on Resales by Affiliates.....................
  Rights of Dissenting Stockholders of Edisto...............

                                                              PAGE
                                                              ----
CERTAIN TERMS OF THE MERGER AGREEMENT.......................
  Effective Time of the Mergers.............................
  Manner and Basis of Converting Shares.....................
  Edisto Options............................................
  Convest Options...........................................
  Conditions to the Mergers.................................
  Representations and Warranties............................
  Certain Covenants; Conduct of Business Prior to the
     Mergers................................................
  No Solicitation...........................................
  Termination...............................................
  Expenses and Termination Fees.............................
  Indemnification...........................................
SHAREHOLDER AGREEMENTS......................................
PRO FORMA FINANCIAL INFORMATION.............................
INFORMATION REGARDING FORCENERGY............................
INFORMATION REGARDING EDISTO................................
INFORMATION REGARDING CONVEST...............................
DESCRIPTION OF FORCENERGY CAPITAL STOCK.....................
COMPARATIVE RIGHTS OF FORCENERGY AND EDISTO STOCKHOLDERS....
LEGAL MATTERS...............................................
EXPERTS.....................................................
EDISTO FINANCIAL STATEMENTS.................................    F-
CONVEST FINANCIAL STATEMENTS................................    F-
Appendices:
A    --    Merger Agreement
B    --    Plan and Agreement of Merger
C    --    Opinion of Rauscher Pierce
D    --    Opinion of Petrie Parkman
E    --    Section 262 of the Delaware General Corporation Law

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/ Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in or incorporated by reference in this Joint Proxy Statement/Prospectus and the Appendices hereto. Stockholders are urged to read carefully this Joint Proxy Statement/Prospectus and the Appendices hereto in their entirety. As used in this Joint Proxy Statement/Prospectus, unless otherwise required by the context, the term "Forcenergy" means Forcenergy Inc and its consolidated subsidiaries, the term "Edisto" means Edisto Resources Corporation and its consolidated subsidiaries, and the term "Convest" means Convest Energy Corporation and its consolidated subsidiaries. Capitalized terms used herein without definition are, unless otherwise indicated, defined in the Merger Agreement and used herein with such meanings.

                                    GENERAL


     At the Special Meetings, the stockholders of Edisto and Convest will be asked to approve an Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997, as amended, among Edisto, Convest, Forcenergy and a Forcenergy subsidiary and related Plan and Agreement of Merger among Forcenergy and Convest (collectively, the "Merger Agreement") pursuant to which the Forcenergy subsidiary, EDI-Sub, will merge with and into Edisto; Edisto will be subsequently liquidated, and Convest will merge with and into Forcenergy (collectively, the "Mergers"). A copy of the Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Appendix A. Upon consummation of the Mergers, the separate existence of Edisto and Convest will cease.


     As a result of the Mergers, (a) each share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and (ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock, and (b) each share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock. The Weighted Average Trading Price of Forcenergy Common Stock will be determined during the ten trading days ending two days prior to the closing date (which is expected to be the same day as the Special Meetings); provided, however, that the Weighted Average Trading Price of Forcenergy Common Stock will in no event be less than $28.96 nor more than $34.96.


     Certain affiliates of Trust Company of the West, which hold approximately 51% of the outstanding shares of Edisto Common Stock, have agreed to vote their shares for approval of the Merger Agreement. See "Quorum; Vote Required" below. Edisto owns approximately 72% of the outstanding shares of Convest Common Stock and has agreed in the Merger Agreement to vote for approval of the Merger Agreement. Accordingly, the approvals of the Merger Agreement by the Edisto and Convest stockholders are expected to occur.



     Following the Mergers, Forcenergy AB and FMR Corp. will own approximately 34% and 5% of the outstanding Forcenergy Common Stock (assuming a Weighted Average Trading Price of $31.96 per share).


     This Joint Proxy Statement/Prospectus describes these matters in more detail below.

                                 THE COMPANIES

     Forcenergy and EDI-Sub. Forcenergy is an independent oil and gas company engaged in the exploration, acquisition, development, exploitation and production of oil and natural gas properties. EDI-Sub is a wholly owned subsidiary of Forcenergy. The principal executive offices of Forcenergy are located at 2730 SW 3rd Avenue, Suite 800, Miami, Florida 33129-2237, and its telephone number at such offices is (305) 856-8500. See "Information Regarding Forcenergy."

     Forcenergy has experienced significant growth in the last six years, primarily through the exploitation, enhancement and development of acquired producing properties in the Gulf of Mexico and the 1996 acquisition of producing properties in the Cook Inlet, Alaska. At December 31, 1996, Forcenergy had net proved reserves of approximately 585 Bcfe, 58% of which were located in the Gulf of Mexico and 27% of which were located in Alaska. Approximately 56% of Forcenergy's net proved reserves on such date were oil and approximately 78% of proved reserves were classified as proved developed. Forcenergy currently operates approximately 75% of its Gulf of Mexico production. Forcenergy's primary focus is its Gulf of Mexico and Alaska activities; however, Forcenergy has also acquired interests in certain undeveloped international leasehold acreage, primarily in Gabon, Africa and Australia.



     Edisto. Edisto is involved in oil and gas exploration and production by virtue of its 72% interest in Convest. Edisto has no significant operations independent of its interest in Convest. Edisto's principal executive offices are located at 2401 Fountain View Drive, Suite 700, Houston, Texas 77057, and its telephone number is (713) 782-0095.



     Convest. Convest is an independent oil and gas exploration and production company. At December 31, 1996, Convest had net estimated proved reserves of approximately 6,344 mbbls of oil and 37,582 Mmcf of natural gas and held interests in approximately 965 producing wells consisting of working interests, royalty interests and overriding royalty interests. The producing wells are primarily located in Alabama, Kansas, Louisiana, Nebraska, Oklahoma, Texas, Utah, Wyoming and offshore Gulf of Mexico. Approximately 49% of Convest's oil and gas reserves are oil and approximately 51% are gas, measured in energy equivalent barrels of oil basis (natural gas being converted to oil equivalent at the rate of six Mcf of gas for each barrel of oil).


     In addition to its interests in producing oil and gas properties, Convest owns an undivided interest of approximately 13% in the Altamont Gas Plant. Producing and nonproducing acreage holdings aggregate approximately 105,966 net acres as of December 31, 1996. Convest serves as the operator of approximately 30% of the producing wells in which it owns a working interest, and the remaining 70% are operated by other working interest owners in the properties. Convest's principal executive offices are located at 2401 Fountain View Drive, Suite 700, Houston, Texas 77057, and its telephone number is (713) 780-1952.

                              THE SPECIAL MEETINGS

DATE, TIME AND PLACE


     The Special Meeting of stockholders of Edisto (the "Edisto Special
Meeting") will be held on           , October   , 1997, at 2401 Fountain View,
Suite 700, Houston, Texas 77057 commencing at   :00 a.m. local time.



     The Special Meeting of stockholders of Convest (the "Convest Special
Meeting") will be held on                , October   , 1997, at 2401 Fountain
View, Suite 700, Houston, Texas 77057 commencing at   :00 a.m. local time.


PURPOSES

     The purposes of the Edisto Special Meeting are (i) to consider and vote upon a proposal to approve and adopt the Merger Agreement; and (ii) to transact such other business as may properly come before the Edisto Special Meeting.

     The purposes of the Convest Special Meeting are (i) to consider and vote upon a proposal to approve and adopt the Merger Agreement; and (ii) to transact such other business as may properly come before the Convest Special Meeting.

RECORD DATES; SHARES ENTITLED TO VOTE


     The Board of Directors of Edisto has fixed the close of business on September 9, 1997 as the record date (the "Edisto Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Edisto Special Meeting and any adjournment thereof. Only holders of record of shares of Edisto Common Stock at the close of business on the Edisto Record Date are entitled to notice of and to vote at the Edisto

Special Meeting. On such date, there were           shares of Edisto Common
Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Edisto Special Meeting.


     The Board of Directors of Convest has fixed the close of business on September 9, 1997 as the record date (the "Convest Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Convest Special Meeting and any adjournment thereof. Only holders of record of shares of Convest Common Stock at the close of business on the Convest Record Date are entitled to notice of and to vote at the Convest Special Meeting. On such date,
there were        shares of Convest Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Convest Special Meeting.


QUORUM; VOTE REQUIRED

     The presence, in person or by proxy, at the Edisto Special Meeting of the holders of a majority of the shares of Edisto Common Stock outstanding and entitled to vote at the Edisto Special Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the shares of Edisto Common Stock outstanding and entitled to vote thereon at the Edisto Special Meeting is required under the General Corporation Law of the State of Delaware (the "DGCL") to approve and adopt the Merger Agreement. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.


     Investment funds and accounts managed by TCW Special Credits and Oaktree Capital Management, L.L.C., affiliates of Trust Company of the West (the "TCW Entities"), which hold approximately 51% of the outstanding shares of Edisto Common Stock as of the Edisto Record Date, have agreed to vote for the Merger Agreement. In addition, certain officers and directors of Edisto who own in the aggregate 20,214 shares of Edisto Common Stock have agreed to vote for the Merger Agreement. Accordingly, the approval of the Merger Agreement by the requisite vote of Edisto stockholders is expected to occur irrespective of whether or the manner in which other Edisto stockholders vote their shares.


     The presence, in person or by proxy, at the Convest Special Meeting of the holders of a majority of the shares of Convest Common Stock outstanding and entitled to vote at the Convest Special Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of two-thirds of the shares of Convest Common Stock outstanding and entitled to vote thereon at the Convest Special Meeting is required under the Texas Business Corporation Act (the "TBCA") to approve and adopt the Merger Agreement. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.


     Edisto and certain officers and directors of Convest, holders of approximately 72.0% and 0.4%, respectively, of the outstanding shares of Convest Common Stock as of the Convest Record Date, have agreed to vote for the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms. Accordingly, the approval of the Merger Agreement by the requisite vote of Convest stockholders is expected to occur irrespective of whether or the manner in which other Convest stockholders vote their shares.


                   RECOMMENDATIONS OF THE BOARD OF DIRECTORS

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF EDISTO. THE BOARD OF DIRECTORS OF EDISTO HAS DETERMINED THAT THE MERGER OF THE FORCENERGY SUBSIDIARY, EDI-SUB, WITH AND INTO EDISTO (THE "EDISTO MERGER") IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF EDISTO AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF EDISTO APPROVE THE MERGER AGREEMENT. See "The Mergers -- Background of the Mergers" and "Recommendations of the Boards of Directors of Edisto and Convest; Reasons for the Mergers." In considering the recommendation of the Edisto Board with respect to the Edisto Merger, Edisto stockholders should be aware that certain officers and directors of Edisto have certain interests respecting the Edisto Merger, apart from their interests as stockholders of Edisto. See "The Mergers -- Interests of Certain Persons in the Mergers."

     Recommendation of the Board of Directors of Convest. THE BOARD OF DIRECTORS OF CONVEST HAS DETERMINED THAT THE MERGER OF CONVEST WITH AND INTO FORCENERGY (THE "CONVEST MERGER") IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF CONVEST AND RECOMMENDS THAT THE STOCKHOLDERS OF CONVEST APPROVE THE MERGER AGREEMENT. See "The Mergers -- Background of the Mergers" and "Recommendations of the Boards of Directors of Edisto and Convest; Reasons for the Mergers." In considering the recommendation of the Convest Board with respect to the Convest Merger, Convest stockholders should be aware that certain officers and directors of Convest have certain interests respecting the Convest Merger, apart from their interests as stockholders of Convest. See "The
Mergers -- Interests of Certain Persons in the Mergers."

                         OPINIONS OF FINANCIAL ADVISORS


     Rauscher Pierce Refsnes, Inc. ("Rauscher Pierce") has delivered its written opinion dated June 19, 1997 to the Board of Directors of Edisto that the consideration to be received by stockholders of Edisto pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Edisto Common Stock. For information regarding the opinion of Rauscher Pierce, including the assumptions made, matters considered and limits of such opinion, see "The Mergers -- Opinions of Financial Advisors -- Opinion of Edisto Financial Advisor." Stockholders of Edisto are urged to read in its entirety the opinion of Rauscher Pierce, a copy of which is included in this Joint Proxy Statement/Prospectus as Appendix C.



     Petrie Parkman & Co., Inc. ("Petrie Parkman") has delivered its written opinion dated June 19, 1997 to the Board of Directors of Convest that the consideration to be received by the Convest stockholders in the Convest Merger is fair, from a financial point of view, to the holders of Convest Common Stock. For information regarding the opinion of Petrie Parkman, including the assumptions made, matters considered and limits of such opinion, see "The Mergers -- Opinions of Financial Advisors -- Opinion of Convest Financial Advisor." Stockholders of Convest are urged to read in its entirety the opinion of Petrie Parkman, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix D.


                  INTERESTS OF CERTAIN PERSONS IN THE MERGERS


     Severance and Bonus Agreements with Edisto and Convest Officers. Upon the consummation of the Mergers, Michael Y. McGovern will be terminated as the Chairman and CEO of Edisto and Convest. Pursuant to his Employment Agreement, Mr. McGovern will receive a severance payment of $275,000 and he will be entitled to participate, for a period of twelve months after his termination, in all health, life and disability insurance and other employee benefit programs in which he was participating immediately prior to such termination. If such participation is not allowed because he is no longer an employee, then comparable benefits must be provided. Mr. McGovern also will receive a special bonus of $183,333 which is contingent upon Mr. McGovern staying employed with Convest until the closing date. This special bonus ("Stay Bonus") was offered by the Convest Board at the beginning of the sale process to Mr. McGovern and six executive officers of Convest to provide an appropriate incentive to close a transaction.



     Also upon consummation of the Mergers, it is anticipated that each of the other executive officers of Edisto and Convest will be terminated. Under the Company's severance policy for executive officers, any executive officer (other than Mr. McGovern) who is terminated for any reason other than cause is entitled to receive a severance payment in a lump sum equal to six months of salary and is eligible to receive an additional six months of severance pay if approved by the Board of Directors. Convest has six executive officers covered by this policy (other than Mr. McGovern) and the maximum amount payable is approximately $580,000. Each of these executive officers also is eligible to receive a Stay Bonus of between one-third to two-thirds of such officer's base salary. The maximum Stay Bonus payable to these officers is approximately $385,000.


     Employee Stock Options held by Edisto and Convest Officers and Directors. Under the Merger Agreement, each of the Edisto Options and Convest Options outstanding under the respective stock option plans of Edisto and Convest is required to be redeemed or exercised prior to the Mergers. Each of the Edisto Options outstanding immediately prior to the Mergers will be redeemed for a cash payment equal to the difference between $9.95 and the exercise price of such Edisto Option. Each of the Convest Options outstanding immediately prior to the Mergers will be redeemed for a cash payment equal to the difference between $8.88 and the exercise price of such Convest Options. Michael Y. McGovern has 240,000 Edisto Options and 112,924 Convest Options and will receive an aggregate of $1,533,642 in cash to redeem such stock options upon consummation of the Mergers.

     Also upon consummation of the Mergers, (i) the outside directors of Edisto will receive an aggregate of $161,175 in cash to redeem their Edisto Options,
(ii) the outside directors of Convest will receive an aggregate of $362,900 in cash to redeem their Convest Options and (iii) the six Convest executive officers (other than Mr. McGovern) will receive an aggregate of $532,430 in cash to redeem their Convest Options.

     Joint Representations on Edisto and Convest Boards. Four of the six members of the Convest Board are also directors of Edisto. To avoid any conflict of interest between Edisto and Convest relating to the allocation of the purchase price between the two companies, the members of the Affiliate Transaction Review Committee of the Convest Board were requested by the Convest Board to review the Mergers from the perspective of the minority shareholders of Convest. The purpose of this review was to examine the fairness of the purchase price allocation between Edisto and Convest. The two members of this Committee, Murray Gullatt and Franklin Myers, have no affiliation with Edisto. On June 19, 1997, this Committee met with representatives of Petrie Parkman and Convest's outside legal counsel to review the terms of the Mergers. The Committee subsequently recommended to the full Convest Board that it approve the Merger Agreement. For their service, Murray Gullatt, as Chairman, received $7,500 and Franklin Myers received $5,000.

     Indemnification of Edisto and Convest Directors and Officers. The Merger Agreement provides for the indemnification by Forcenergy of the present and former directors and officers of Edisto and Convest after the Mergers. In addition, Forcenergy has agreed to maintain liability insurance for such persons, subject to certain conditions.

                      THE MERGERS AND THE MERGER AGREEMENT


     Terms of the Mergers. As a result of the Mergers, (a) each share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and
(ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock, and
(b) each share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock. The Weighted Average Trading Price of Forcenergy Common Stock will be determined during the ten trading days ending two days prior to the closing date (which is expected to be the same day as the Special Meetings); provided, however, that the Weighted Average Trading Price of Forcenergy Common Stock will in no event be less than $28.96 nor more than $34.96. The "Weighted Average Trading Price" of Forcenergy Common Stock will be calculated by taking the average of the following daily calculations to be made for each of the ten trading days ending two trading days prior to the closing date for the Mergers: (i) grouping together all shares of Forcenergy Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group, and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day.



     Based on the number of shares of Forcenergy Common Stock, Edisto Common Stock and Convest Common Stock outstanding as of the Edisto Record Date and the Convest Record Date and assuming a trading price of $34.96 and $28.96 per share of Forcenergy Common stock (the maximum and minimum per share trading price for calculation of the Weighted Average Trading Price of Forcenergy Common Stock pursuant to the Merger Agreement), between 2,812,864 shares and 3,395,640 shares, respectively, of Forcenergy Common Stock would be issuable in exchange for Edisto Common Stock and Convest Common Stock pursuant to the Merger Agreement (assuming no exercise prior to the Edisto Merger Effective Time of Edisto Options or Convest Options), representing approximately 11% and 13%, respectively, of the total Forcenergy Common Stock to be outstanding after the issuance of the shares in the Mergers.

     Effective Time of the Mergers. The Edisto Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware which will be the Edisto Merger Effective Time, unless the certificate of merger specifies a later Edisto Merger Effective Time. Assuming all conditions to the Edisto Merger contained in the Merger Agreement are satisfied or, if permissible, waived prior thereto, it is anticipated that the Edisto Merger Effective Time of the Edisto Merger will occur as soon as practicable following the Edisto Special Meeting.

     The Convest Merger will become effective upon the later to occur of (i) the filing of articles of merger with the Secretary of State of the State of Texas and the issuance of a certificate of merger and (ii) the filing of a certificate of merger with the Secretary of State of the State of Delaware which will be the Convest Merger Effective Time, unless the articles of merger specify a later Convest Merger Effective Time. Assuming all conditions to the Convest Merger contained in the Merger Agreement are satisfied or, if permissible, waived prior thereto, it is anticipated that the Convest Merger Effective Time of the Convest Merger will occur as soon as practicable following the Convest Special Meeting.

     Certain Conditions to the Consummation of the Mergers. The respective obligations of Forcenergy, Edisto and Convest to consummate the Mergers are subject to the satisfaction of certain conditions, including: (a) the Merger Agreement and the Edisto Merger shall have been approved and adopted by the requisite vote of the stockholders of Edisto and the Merger Agreement and the Convest Merger shall have been approved and adopted by the requisite vote of the stockholders of Convest (which approvals are expected to occur); (b) the receipt of the opinion of Coopers & Lybrand L.L.P. to the effect that the Convest Merger will qualify as a tax-free reorganization; and (c) other conditions customary for transactions of this nature.

     No Solicitation. As an inducement to Forcenergy to enter into the Merger Agreement, Edisto and Convest have agreed not to initiate, solicit, negotiate, encourage or provide confidential information to facilitate any proposal or offer to acquire all or any substantial part of the business and properties of either Edisto or Convest or any of their subsidiaries or any capital stock of either Edisto or Convest or any of their subsidiaries, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof. See "Certain Terms of the Merger Agreement -- No Solicitation."

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of Convest and Edisto, by the mutual written consent of Forcenergy, Edisto and Convest. It may also be terminated by the parties in certain events, including, if the Mergers are not completed by October 31, 1997.

     Either Edisto or Convest may terminate the Merger Agreement if it receives an offer or proposal with respect to a merger, sale of substantial assets or other business combination, and such company's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer or proposal (if consummated pursuant to its terms) would result in a transaction more favorable to such company's stockholders from a financial point of view than the relevant Merger and such company's Board of Directors shall conclude in good faith after consultation with its legal counsel that such action is necessary in order for such Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law and Forcenergy fails to agree to amend the Merger Agreement so that the Mergers would be, in the good faith determination of such Board of Directors, at least as favorable to such company's stockholders from a financial point of view as the other proposal. Upon termination of the Merger Agreement under the circumstances described in the preceding sentence, Edisto and Convest would be required to pay Forcenergy a termination fee of $3 million. See "Certain Terms of the Merger Agreement -- Termination" and "-- Expenses and Termination Fees."

     Shareholder Agreements. Concurrently with the execution of the Merger Agreement, Forcenergy and the TCW Entities, which own approximately 51% of the outstanding shares of Edisto Common Stock, entered into a Shareholder Agreement pursuant to which the TCW Entities have agreed to vote their shares of Edisto Common Stock in favor of the Merger Agreement, unless Edisto's Board of Directors approves an alternative transaction with a value of at least $10.95 per share. The TCW Entities also have agreed to not solicit or encourage any offer from any party concerning the possible disposition of all or any substantial portion of

Edisto's or Convest's business assets or a controlling equity interest in Edisto or Convest. For a period of 180 days after the Mergers have been consummated, the TCW Entities have agreed that they will not sell or otherwise dispose of 80% of the shares of Forcenergy Common Stock they receive pursuant to the Mergers. Forcenergy has agreed to file a shelf registration statement to register the shares of Forcenergy Common Stock to be received by the TCW Entities pursuant to the Mergers under the Securities Act, and has also granted the TCW Entities certain piggyback registration rights.

     Pursuant to the Merger Agreement, Edisto, which owns 72% of the outstanding shares of Convest Common Stock, has agreed to vote its shares of Convest Common Stock in favor of the Merger Agreement. Edisto has also agreed not to solicit or encourage any offer from any party concerning the possible disposition of all or any substantial portion of Edisto's or Convest's business assets or a controlling equity interest in Convest.

     Concurrently with the execution of the Merger Agreement, Forcenergy and certain affiliated stockholders, each of the directors and executive officers of Edisto and Convest (each, a "Supporting Stockholder") also entered into agreements pursuant to which each Supporting Stockholder has agreed that such Supporting Stockholder will vote its respective shares of Edisto Common Stock and Convest Common Stock in favor of the Merger Agreement. The Supporting Stockholders own an aggregate of 20,214 shares of Edisto Common Stock and 40,284 shares of Convest Common Stock.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     Forcenergy has received a tax opinion from Coopers & Lybrand L.L.P., tax advisors to Forcenergy, regarding the federal income tax consequences of the Edisto and Convest Mergers. Each Edisto and Convest stockholder should consult his or her own tax advisor regarding the tax consequences of the Mergers in light of such stockholder's own situation, including the application and the effect of any state, local or foreign income and other tax laws. For a more detailed discussion of these and other federal income tax considerations for Edisto and Convest stockholders, see "The Mergers -- Material Federal Income Tax Consequences."


     Edisto Stockholders. For U.S. federal income tax purposes, the Edisto Merger will be treated as an acquisition of the Edisto Common Stock by Forcenergy in a taxable transaction and not as a tax-free reorganization. Accordingly, a stockholder of Edisto who exchanges shares of Edisto Common Stock for Forcenergy Common Stock and cash will recognize taxable gain or loss in an amount equal to the difference between such stockholder's basis in such shares of Edisto Common Stock and the amount of cash and fair market value of Forcenergy Common Stock received in the Edisto Merger.

     Convest Stockholders. For U.S. federal income tax purposes, the Convest Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and if it so qualifies, no gain or loss will be recognized by Convest stockholders upon the conversion of their Convest Common Stock into shares of Forcenergy Common Stock, except to the extent of cash received, if any, in lieu of fractional shares of Forcenergy Common Stock.

                        ANTICIPATED ACCOUNTING TREATMENT

     Forcenergy will record the acquisition of the Edisto Common Stock and Convest Common Stock as a purchase in accordance with Accounting Principles Board Opinion No. 16 and generally accepted accounting principles.

                                APPRAISAL RIGHTS


     In connection with the Edisto Merger, holders of Edisto Common Stock who comply with certain requirements and procedures set forth in Section 262 of the DGCL may be entitled to seek an appraisal of their shares and to obtain the "fair value" of their shares. To exercise appraisal rights, holders of Edisto Common Stock must either vote against the Edisto Merger or abstain from voting on the Edisto Merger and must comply strictly with the procedural requirements of Section 262 of the DGCL, a description of which is set forth under "The Mergers -- Rights of Dissenting Stockholders of Edisto," and the full text of which is included as Appendix E hereto.


     Under Texas law, holders of Convest Common Stock will not be entitled to any appraisal or dissenter's rights in connection with the Convest Merger. See "The Mergers -- Rights of Dissenting Stockholders of Edisto."

                         EXCHANGE OF STOCK CERTIFICATES

     Within ten business days after consummation of the Mergers, Forcenergy will mail a letter of transmittal with instructions to each holder of record of Edisto Common Stock and Convest Common Stock immediately before the Edisto Merger Effective Time and Convest Merger Effective Time for use in exchanging certificates formerly representing shares of Edisto Common Stock and Convest Common Stock for certificates representing shares of Forcenergy Common Stock and cash as well as cash in lieu of any fractional shares. Certificates should not be surrendered by the holders of Edisto Common Stock and Convest Common Stock until they have received the letter of transmittal from Forcenergy. For more detailed information in this regard, see "Certain Terms of the Merger
Agreement -- Manner and Basis of Converting Shares."

            COMPARATIVE RIGHTS OF EDISTO AND FORCENERGY STOCKHOLDERS

     Rights of stockholders of Edisto are currently governed by the DGCL, the Certificate of Incorporation, as amended, of Edisto (the "Edisto Charter") and Edisto's Bylaws, as amended (the "Edisto Bylaws"). Upon consummation of the Edisto Merger, Edisto stockholders will become stockholders of Forcenergy and their rights as stockholders of Forcenergy will be governed by the DGCL, the Amended and Restated Certificate of Incorporation of Forcenergy (the "Forcenergy Charter") and Forcenergy's Bylaws (the "Forcenergy Bylaws"). There are various differences between the rights of Edisto stockholders and the rights of Forcenergy stockholders. See "Comparative Rights of Forcenergy and Edisto Stockholders" and "Description of Forcenergy Capital Stock."

           COMPARATIVE RIGHTS OF CONVEST AND FORCENERGY STOCKHOLDERS

     Rights of stockholders of Convest are currently governed by the TBCA, the Certificate of Incorporation, as amended, of Convest (the "Convest Charter") and Convest's Bylaws, as amended (the "Convest Bylaws"). Upon consummation of the Convest Merger, Convest stockholders will become stockholders of Forcenergy and their rights as stockholders of Forcenergy will be governed by the DGCL, the Forcenergy Charter and the Forcenergy Bylaws. There are various differences between the rights of Convest stockholders and the rights of Forcenergy stockholders. See "Comparative Rights of Forcenergy and Convest Stockholders" and "Description of Forcenergy Capital Stock."

                                  RISK FACTORS

     Edisto and Convest stockholders are urged to consider the matters set forth under "Risk Factors," in deciding whether to vote for the approval and adoption of the Merger Agreement.

                           FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. No assurance can be given that actual results may not differ materially from those in the forward-looking statements herein for reasons including the effect of competition, the level of petroleum industry exploration and production expenditures, world economic conditions, prices of and the demand for crude oil and natural gas, drilling activity, weather, the legislative environment in the United States and other countries, OPEC policy, conflict in the Middle East and other major petroleum producing regions and the condition of the capital and equity markets.

                               MARKET PRICE DATA

     Market Prices. Forcenergy Common Stock commenced trading on the New York Stock Exchange (the "NYSE") under the symbol "FEN" on June 18, 1997. Prior to then, Forcenergy Common Stock was quoted on the Nasdaq National Market (the "NASDAQ"). Edisto Common Stock is listed on the American Stock Exchange (the "ASE") under the symbol "EDT." Convest Common Stock is listed on the ASE under the symbol "COV." The following table sets forth, for the periods indicated, the range of high and low per share sales prices for Forcenergy Common Stock, Edisto Common Stock and Convest Common Stock as reported on the NASDAQ, NYSE and the ASE.


                                                 FORCENERGY          EDISTO          CONVEST
                                               ---------------   --------------   -------------
                                                HIGH     LOW      HIGH     LOW    HIGH     LOW
                                               ------   ------   ------   -----   -----   -----
1995
  First Quarter..............................      --       --   $ 6.38   $5.63   $4.81   $3.13
  Second Quarter.............................      --       --   $ 8.63   $5.88   $4.38   $3.13
  Third Quarter(1)...........................  $11.38   $10.00   $ 7.38   $6.00   $3.88   $3.06
  Fourth Quarter.............................  $11.50   $ 9.25   $ 7.38   $5.00   $4.00   $3.06
1996
  First Quarter..............................  $11.69   $10.50   $ 8.25   $5.88   $4.69   $3.25
  Second Quarter.............................  $19.25   $11.63   $10.75   $8.00   $5.63   $4.38
  Third Quarter..............................  $24.88   $17.75   $11.50   $9.13   $5.63   $4.63
  Fourth Quarter.............................  $37.88   $22.75   $10.50   $8.00   $6.63   $4.75
1997
  First Quarter..............................  $37.13   $25.38   $10.25   $8.38   $6.38   $5.06
  Second Quarter.............................  $35.13   $27.13   $11.50   $9.00   $8.63   $5.56
  Third Quarter (through August 28, 1997)....  $34.56   $26.75   $ 9.69   $8.94   $9.00   $7.75


---------------

(1) Forcenergy commenced trading on the NASDAQ on July 28, 1995. No public market existed for Forcenergy Common Stock prior to that date.

     On June 19, 1997, the last trading day prior to the date of the joint announcement by Forcenergy, Edisto and Convest that they had entered into the Merger Agreement, the closing per share sales prices of Forcenergy Common Stock, Edisto Common Stock and Convest Common Stock, as reported on the NYSE and the ASE, were $30.50, $11.00 and $8.50 respectively. See the cover page of this Joint Proxy Statement/Prospectus for recent closing prices of Forcenergy Common Stock, Edisto Common Stock and Convest Common Stock.

     Following the Mergers, Forcenergy Common Stock will continue to be traded on the NYSE, Edisto Common Stock and Convest Common Stock will cease to be traded on the ASE and there will be no further market for the Edisto Common Stock and the Convest Common Stock.


     The following table illustrates the number of shares of Forcenergy Common Stock that would be issued to Edisto and Convest shareholder groups applying the conversion formula using the minimum, midpoint and maximum Forcenergy Common Stock prices in the range. This illustration is based on the number of shares of Edisto and Convest Common Stock outstanding as of June 30, 1997. If the Forcenergy Common Stock price is outside of the range, the minimum or maximum price, as appropriate, is used.



                                                                                  COMBINED
                               EDISTO                    CONVEST             EDISTO AND CONVEST
                       -----------------------   -----------------------   -----------------------
                        SHARES                    SHARES                    SHARES
        PRICE           ISSUED        VALUE      ISSUED(1)      VALUE       ISSUED        VALUE
        -----          ---------   -----------   ---------   -----------   ---------   -----------
$28.96...............  2,489,780   $72,104,029   3,235,214   $93,691,797   3,395,640   $98,337,724
$31.96...............  2,256,071   $72,104,029   2,931,533   $93,691,797   3,076,900   $98,337,724
$34.96...............  2,062,472   $72,104,029   2,679,971   $93,691,797   2,812,864   $98,337,724


---------------


(1) This column reflects the total number of shares that would be issued to all Convest shareholders including Edisto which owns 72% of the outstanding Convest shares. As the mergers are contingent upon one another, Forcenergy will not issue shares representing Edisto's 72% interest in Convest.

                                   FORCENERGY

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


     The following selected historical financial information for each of the years ended December 31, 1992 through 1994 and for December 31, 1995 through December 31, 1996 have been derived from Forcenergy's Consolidated Financial Statements, which have been audited by Price Waterhouse LLP and Coopers & Lybrand L.L.P., independent public accountants, respectively. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Forcenergy, which have been prepared on the same basis as the Consolidated Financial Statements of Forcenergy and, in the opinion of Forcenergy, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Forcenergy for such periods. The information set forth below is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes included in Forcenergy's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, incorporated by reference in this Joint Proxy Statement/ Prospectus. No cash dividends have been declared for any of the periods presented.



                                             SIX MONTHS ENDED
                                                 JUNE 30,                         YEARS ENDED DECEMBER 31,
                                            -------------------   --------------------------------------------------------
                                              1997       1996       1996       1995       1994         1993         1992
                                            --------   --------   --------   --------   --------     --------     --------
                                                (UNAUDITED)                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues:
    Oil and gas sales.....................  $134,131   $ 57,477   $138,698   $ 72,147   $ 58,354(1)  $ 49,652(1)  $ 24,937
    Other.................................     1,015        276        683        494        388(1)       441(1)       475
                                            --------   --------   --------   --------   --------     --------     --------
                                             135,146     57,753    139,381     72,641     58,742       50,093       25,412
                                            --------   --------   --------   --------   --------     --------     --------
  Expenses:
    Lease Operating.......................    35,366     16,819     38,786     24,507     23,744       16,632        7,769
    Depreciation, depletion and
      amortization........................    53,356     24,162     58,464     31,295     24,572       19,889        8,014
    Production taxes......................     2,231      1,653      3,454      1,868      1,701        1,560          606
    General and administrative, net.......     7,141      3,575      7,971      5,670      6,463        3,166        2,523
                                            --------   --------   --------   --------   --------     --------     --------
        Total operating expenses..........    98,094     46,209    108,675     63,340     56,480       41,247       18,912
                                            --------   --------   --------   --------   --------     --------     --------
  Income from operations..................    37,052     11,544     30,706      9,301      2,262        8,846        6,500
  Interest and other income (loss)........     1,748        237        650       (561)       789          545          197
  Interest expense, net of amounts
    capitalized...........................   (14,760)    (5,913)   (13,367)   (11,668)    (9,529)      (6,192)      (2,303)
                                            --------   --------   --------   --------   --------     --------     --------
  Income (loss) before income taxes.......    24,040      5,868     17,989     (2,928)    (6,478)       3,199        4,394
  Income tax provision (benefit)(2).......     8,920      2,188      6,711     (1,075)    (2,403)       2,337           --
  Minority interest.......................        --         --         --         --         --          107          132
                                            --------   --------   --------   --------   --------     --------     --------
  Net income (loss)(2)....................  $ 15,120   $  3,680   $ 11,278   $ (1,853)  $ (4,075)    $    755     $  4,262
                                            ========   ========   ========   ========   ========     ========     ========
  Net income (loss) per common and common
    equivalent share(2)...................  $    .63   $    .20   $    .57   $   (.14)  $   (.50)
                                            ========   ========   ========   ========   ========
UNAUDITED PRO FORMA DATA(2):
  Income before income taxes, including
    minority interest.....................                                                           $  3,092     $  4,262
  Income tax provision....................                                                              1,207        1,639
                                                                                                     --------     --------
  Net income..............................                                                              1,885        2,623
                                                                                                     ========     ========
  Net income per share....................                                                           $    .29     $    .41
                                                                                                     ========     ========
  Weighted average common and common
    equivalent shares.....................    23,963     18,261     19,726     12,910      8,188        6,520        6,451
BALANCE SHEET DATA (AT END OF PERIOD):
  Property, plant and equipment, net......  $681,517    356,030   $523,711   $298,832   $186,241     $152,659     $112,441
  Total assets............................   758,542    391,674    585,925    335,090    220,287      187,786      127,685
  Total long-term debt....................   375,100    175,135    272,932    130,729    131,646      127,234       75,758
  Stockholders' equity....................   265,905    158,710    248,936    154,961     71,061       43,336       45,252
OTHER FINANCIAL DATA:
  Capital Expenditures(3).................   204,211     81,168   $283,977   $144,689   $ 58,169     $ 53,371     $ 67,660
  EBITDA(4)...............................    92,156     35,943     89,820     40,035     27,623       29,280       14,711
  Ratio of Earnings to Fixed Charges(5)...       2.3x       1.7x       2.0x                               1.4x         2.9x
  EBITDA Interest Coverage(6).............       5.5x       5.2x       5.8x       2.8x       2.5x         4.5x         6.4x
  Net cash flows provided by (used in):
    Operating activities..................    87,609     27,052     65,228     28,574     22,433       19,473        9,162
    Investing activities..................  (191,361)   (73,007)  (279,864)   (75,862)   (55,298)     (63,144)     (69,206)
    Financing activities..................    97,174     43,132    221,309     47,096     34,172       43,883       60,574

---------------

(1) Natural gas liquid revenues for 1993 and 1994 have been reclassified from plant processing and other revenues to oil and gas sales for consistent presentation with 1995 and 1996 revenues.

(2) Prior to September 14, 1993, Forcenergy was exempt from United States federal and certain state income taxes as a result of its partnership status. The unaudited pro forma data reflects the income tax expense that would have been recorded had Forcenergy not been exempt from paying such income taxes. Net income per share data for 1992 and 1993 is described as unaudited pro forma because of Forcenergy's former partnership status.


(3) Capital expenditures include acquisitions of oil and gas properties, including a $46.4 million non-cash item relating to a 1995 acquisition and normal end of period capital expenditure accruals of $21.2 million, $19.9 million, $14.2 million and $6.4 million for the years ended 1996 and 1995, and for the periods ended June 30, 1997 and 1996, respectively.



(4) EBITDA is defined as earnings (including interest and other income) before interest expense, taxes, depletion, depreciation and amortization and is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA is a non-GAAP financial indicator and it is not a measure of net cash flows from operating activities. EBITDA should not be considered as an alternative to earnings
    (loss) as an indicator of Forcenergy's operating performance or to cash flows as a measure of liquidity.



(5) For purposes of determining the ratio of earnings to fixed charges, earnings are computed as net income (loss) before income taxes, plus fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, on all indebtedness plus amortization of debt issuance costs. Earnings were not adequate to cover fixed charges in the years ended December 31, 1995 and 1994 by $5.5 million and $8.0 million, respectively.



(6) Represents the multiple by which EBITDA exceeds interest expense prior to capitalization.

                                     EDISTO

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


     The following table sets forth summary consolidated financial information for Edisto as of the dates and for the periods indicated. The summary historical consolidated financial information for each of the years ended December 31, 1992 through 1996 have been derived from Edisto's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The summary consolidated financial information for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Edisto, which have been prepared on the same basis as that of the Consolidated Financial Statements of Edisto and, in the opinion of Edisto, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Edisto for such periods. Edisto's results of operations for the periods after June 30, 1993 are not comparable in all respects to its results of operations for the periods prior to June 30, 1993 due to the adoption of fresh-start reporting in conjunction with Edisto's emergence from bankruptcy on June 29, 1993. Prior periods for the predecessor entity have not been restated to reflect the discontinued transmission, marketing and manufacturing segments. The summary consolidated financial information should be reviewed in conjunction with the consolidated financial statements of Edisto and the notes thereto and Edisto's Management's Discussion and Analysis of Financial Condition and Results of Operations set forth elsewhere in this Joint Proxy Statement/Prospectus. See "Information Regarding Edisto." The information set forth in the table below is not covered by the report of Edisto's independent public accountants included elsewhere in this Joint Proxy Statement/Prospectus. No cash dividends have been declared for the periods presented.



                                      SIX MONTHS
                                         ENDED                                            SIX MONTHS    SIX MONTHS
                                       JUNE 30,            YEAR ENDED DECEMBER 31,          ENDED         ENDED       YEAR ENDED
                                  -------------------   ------------------------------   DECEMBER 31,    JUNE 30,    DECEMBER 31,
                                    1997       1996       1996       1995       1994         1993          1993          1992
                                  --------   --------   --------   --------   --------   ------------   ----------   ------------
                                      (UNAUDITED)              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Oil and gas production
 revenues.......................  $ 25,917   $ 22,033   $ 47,222   $ 51,450   $ 46,788     $ 29,520      $ 35,419      $ 64,491
Gas marketing revenues..........        --         --         --         --         --           --       172,514       315,070
Total revenues..................    25,917     22,033     47,222     51,450     46,788       29,520       212,282       385,469
Income (loss) from continuing
 operations.....................     6,755      1,471      5,603     (3,174)     8,735        8,934       (71,188)      (40,341)
Net income (loss) attributable
 to Common Stock................     6,755      2,943     20,154     (6,597)     7,151        5,600       (66,217)      (46,124)
Net income (loss) per common
 share:
 Continuing operations..........       .48        .11        .41       (.25)       .68          .70        (52.77)       (35.25)
 Discontinued operations........        --        .12       1.08       (.26)      (.13)        (.26)        (4.85)        (4.65)
 Extraordinary gain.............        --         --         --         --         --           --          8.53            --
                                  --------   --------   --------   --------   --------     --------      --------      --------
   Net income (loss) per common
     share......................  $    .48   $    .23   $   1.49   $   (.51)  $    .55     $    .44      $ (49.09)     $ (39.90)
                                  ========   ========   ========   ========   ========     ========      ========      ========
Weighted average common shares
 outstanding....................    14,019     12,930     13,496     12,954     12,926       12,848         1,349         1,156
Current assets..................  $ 86,532   $ 69,177   $ 84,459   $ 58,669   $ 66,542     $ 50,601      $ 48,596      $104,911
Total assets....................   143,281    128,212    141,437    125,852    116,463      111,877       131,855       325,769
Current liabilities.............    17,691     17,254     21,816     19,232     28,705       27,620        55,250       117,429
Long-term liabilities...........    20,085     31,707     22,898     39,092     13,576       18,167        16,115        57,082
Pre-petition liabilities:
 Subject to compromise -- long-
   term.........................        --         --         --         --         --           --            --       112,726
 Not subject to compromise --
   long-term....................        --         --         --         --         --           --            --        13,046
Stockholders' equity............   105,505     79,250     96,723     67,528     74,182       66,090        60,490        25,486

                                    CONVEST

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     On June 26, 1995, Convest purchased from Edisto all of the capital stock of Edisto's oil and gas subsidiary, Edisto Exploration & Production Company ("Edisto E&P"). The consideration paid to Edisto was shares of newly issued Convest Common Stock and combined with Edisto's existing 31% interest, gave Edisto approximately 72% of the outstanding shares of Convest Common Stock. This transaction resulted in a "reverse acquisition" by Edisto E&P of Convest (e.g., as an acquisition of Convest by Edisto E&P) since Edisto's interest in Convest increased to 72% and Edisto's affiliates became a majority of Convest's Board of Directors. Accordingly, under applicable accounting rules, Edisto E&P's historical financial statements replaced Convest's financial statements as the historical financial statements of Convest for periods prior to June 26, 1995.


     The following summary consolidated financial information for each of the years ended December 31, 1992 through 1996 have been derived from Convest's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The summary consolidated financial information for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Convest, which have been prepared on the same basis as the Consolidated Financial Statements of Convest and, in the opinion of Convest, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Convest for such periods. The accompanying historical financial information is that of Edisto E&P and NRM Energy Company, L.P. (the predecessor to Edisto E&P) ("NRM Energy"). Edisto E&P's results of operations are not comparable in all respects to the results of NRM Energy for the periods prior to June 30, 1993 due to the adoption of fresh-start reporting in conjunction with Edisto's emergence from bankruptcy on June 29, 1993. Further, because of the accounting treatment used for a reverse acquisition, Convest's financial information for the years ended December 31, 1995 and 1996 is not comparable to the financial information for prior periods. No cash dividends have been declared for the periods presented.


     This financial information should be reviewed in conjunction with the consolidated financial statements of Convest and the notes thereto and Convest's Management's Discussion and Analysis of Financial Condition and Results of Operations set forth elsewhere in this Joint Proxy Statement/Prospectus. See "Information Regarding Convest." This information set forth in the tables is not covered by the report of Convest's independent public accountants included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                  CONVEST                                      NRM ENERGY
                                       --------------------------------------------------------------   -------------------------
                                          SIX MONTHS                                      SIX MONTHS    SIX MONTHS
                                        ENDED JUNE 30,       YEAR ENDED DECEMBER 31,        ENDED         ENDED       YEAR ENDED
                                       -----------------   ---------------------------   DECEMBER 31,    JUNE 30,    DECEMBER 31,
                                        1997      1996      1996      1995      1994         1993          1993          1992
                                       -------   -------   -------   -------   -------   ------------   ----------   ------------
                                          (UNAUDITED)                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $26,194   $23,055   $49,745   $50,980   $51,868     $31,980       $ 32,768      $ 59,392
Reorganization items.................                           --        --        --          --        (51,335)      (12,365)
Income (loss) from continuing
  operations.........................    8,819     1,449     8,070      (940)   11,266       7,696        (52,526)      (41,733)
Net income (loss)....................    8,819     1,449     8,070      (940)   11,266       7,696        (41,018)      (45,603)
Net income (loss) per weighted
  average common share(1)(2).........      .84       .14       .77      (.11)     1.82        1.24             --            --
Net income (loss) per unit(2):
  Continuing operations..............       --        --        --        --        --          --         (20.49)       (16.28)
  Discontinued operations............       --        --        --        --        --          --             --         (1.51)
  Extraordinary gain.................       --        --        --        --        --          --           4.49            --
                                       -------   -------   -------   -------   -------     -------       --------      --------
  Net income (loss) per unit.........  $    --   $    --   $    --   $    --   $    --     $    --       $ (16.00)     $ (17.79)
                                       =======   =======   =======   =======   =======     =======       ========      ========
Weighted average common shares
  outstanding(1)(2)..................   10,472    10,413    10,413     8,374     6,185       6,185             --            --
Weighted average common units
  outstanding........................       --        --        --        --        --          --          2,563         2,563
Current assets.......................  $15,317   $15,254   $14,784   $15,440   $11,514     $27,317       $ 24,198      $ 33,406
Total assets.........................   72,517    74,675    72,212    81,957    58,178      88,592         97,979       157,771
Current liabilities..................   14,069    15,929    17,342    17,597    26,463      31,909         28,009        10,890
Long-term liabilities................    6,038    22,280    11,732    29,343    12,088      18,167         15,496        12,125
Pre-petition liabilities:
  Subject to
    compromise -- long-term..........       --        --        --        --        --          --             --       112,726
  Not subject to compromise -- long-
    term.............................       --        --        --        --        --          --             --        26,733
Equity:
  Stockholders'......................   52,410    36,466    43,138    35,017    19,627      38,516             --            --
  Partners'..........................       --        --        --        --        --          --         54,474        (4,703)


---------------

(1) In accordance with the rules of accounting for a reverse acquisition, Edisto E&P's capital structure was retroactively restated for periods prior to the Edisto Transaction as more fully discussed under Notes 1 and 3 under "Notes to Consolidated Financial Statements" included elsewhere herein.


(2) Convest considers net income per share information for periods prior to June 30, 1995 to be of limited value since Edisto E&P was a wholly-owned subsidiary of Edisto prior to the Edisto Transaction.

                           COMPARATIVE PER SHARE DATA

     The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and related notes of Forcenergy, Edisto and Convest incorporated by reference in this Joint Proxy Statement/Prospectus and the unaudited pro forma condensed financial information and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

                                   FORCENERGY


                                                                               SIX MONTHS
                                                               YEAR ENDED         ENDED
                                                              DECEMBER 31,      JUNE 30,
                                                                  1996            1997
                                                              ------------    -------------
HISTORICAL PER COMMON SHARE DATA:
  Income from continuing operations.........................     $ 0.57          $ 0.63
  Book value................................................      11.03           11.72
PRO FORMA PER COMMON SHARE DATA:
  Income from continuing operations.........................     $ 1.29          $  .84
  Book value................................................      13.57           14.20


                                     EDISTO


                                                                               SIX MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,      JUNE 30,
                                                                  1996            1997
                                                              ------------    ------------
HISTORICAL PER COMMON SHARE DATA:
  Income from continuing operations.........................     $ 0.41          $  .48
  Book value................................................       6.94            7.41


                                    CONVEST


                                                                               SIX MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,      JUNE 30,
                                                                  1996            1997
                                                              ------------    ------------
HISTORICAL PER COMMON SHARE DATA:
  Income from continuing operations.........................     $ 0.77          $  .84
  Book value................................................       4.14            4.97

                                  RISK FACTORS

     The following risk factors, as well as the other information set forth in this Joint Proxy Statement/Prospectus, should be carefully evaluated prior to making a decision with respect to the Mergers.


VOLATILITY OF NATURAL GAS AND OIL PRICES AND HEDGING RISK


     Revenues generated from Forcenergy's operations are highly dependent upon the price of, and demand for, oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of Forcenergy. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may materially adversely affect Forcenergy's financial condition, liquidity and results of operations. Lower oil and natural gas prices also may reduce the amount of Forcenergy's oil and natural gas that can be produced economically. In order to reduce its exposure to price risks in the sale of its oil and natural gas, Forcenergy enters into hedging arrangements from time to time. Forcenergy's hedging arrangements apply to only a portion of its production and provide only limited price protection against fluctuations in the oil and natural gas markets. While the use of hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements.


IMPAIRMENT OF OIL AND GAS PROPERTIES


     Forcenergy uses the full cost method of accounting for its investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and natural gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved oil and natural gas reserves, and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. While Forcenergy has never been required to write-down its asset base, significant downward revisions of reserve estimates or declines in oil and gas prices which are not offset by other factors could result in a write-down for impairment of oil and gas properties.

REPLACEMENT OF RESERVES

     In general, the volume of production from oil and gas properties declines as reserves are depleted. The rate of decline depends on reservoir characteristics, and varies from the steep decline rate characteristic of Gulf of Mexico reservoirs, where Forcenergy has a significant portion of its production, to the relatively slow decline rate characteristic of the long-lived fields in the Rocky Mountain, Gulf Coast, Southwest and Appalachian regions. Except to the extent Forcenergy acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the proved reserves of Forcenergy will decline as reserves are produced. Forcenergy's future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations is reduced and external sources of capital become limited or unavailable, Forcenergy's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. In addition, there can be no assurance that Forcenergy's future development, acquisition and exploration activities will result in additional proved reserves or that Forcenergy will be able to drill productive wells at acceptable costs.

TITLE TO PROPERTIES



     Substantially all of Forcenergy's oil and gas properties are and will continue to be mortgaged to secure borrowings under its bank loan agreement ("the Senior Credit Facility").


UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in Forcenergy's Annual Report represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to Forcenergy's reserves will likely vary from estimates, and such variances may be material.

     The present values of estimated future net cash flows referred to in Forcenergy's Annual Report should not be construed as the current market value of the estimated oil and natural gas reserves attributable to Forcenergy's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. In fact, prices received for production have declined since the date on which such values were calculated. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the calculation of the present value of the future net revenues using a 10% discount as required by the Commission, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Forcenergy's reserves or the oil and gas industry in general.

CONTROL BY PRINCIPAL SECURITYHOLDERS


     Forcenergy's principal stockholder, Forcenergy AB ("FAB"), as of May 31, 1997 owned approximately 39% of the outstanding shares of Common Stock of Forcenergy. After consummation of the Mergers, FAB would own approximately 34% of the outstanding shares of Forcenergy Common Stock. FAB is a publicly traded Swedish company with two classes of stock, A shares and B shares. As of May 31, 1997, there were 1,000,000 outstanding A shares, each of which is entitled to one vote per share, and 13,392,000 outstanding B shares, each of which is entitled to 1/10th of a vote per share. The B shares of FAB are listed on the Stockholm Stock Exchange. Victor Forss, his family and certain of their affiliates owned all 1,000,000 A shares and 1,820,733 B shares of FAB as of May 31, 1997. Accordingly, the Forss family had a 50.5% voting interest and a 19.6% economic interest in FAB. Under Swedish law, new issues of FAB securities are subject to preferential rights of existing stockholders which gives the Forss family the ability to maintain voting control over FAB in the event of future stock issuances.

SUBSTANTIAL CAPITAL REQUIREMENTS


     Forcenergy makes, and will continue to make, substantial capital expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. Historically, Forcenergy has financed these expenditures primarily with proceeds from bank borrowings, private placements and public offerings of debt and equity securities and cash generated by operations. Forcenergy made capital expenditures (including expenditures for acquisitions) of $144.7 million during 1995 and $284.0 million during 1996. Forcenergy plans to make capital expenditures, not including expenditures for acquisitions, of approximately $195 million in 1997. If revenues decrease as a result of lower oil and gas prices or operating difficulties, Forcenergy may be limited in its ability to expend the capital necessary to undertake or complete its drilling program in future years. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.


DRILLING RISKS

     Drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment. Forcenergy's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on Forcenergy's future results of operations and financial condition.

ACQUISITION RISKS

     Forcenergy's rapid growth in recent years has been largely the result of acquisitions of producing properties. Forcenergy expects to continue to evaluate and pursue acquisition opportunities which are available on terms management considers favorable to Forcenergy. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond Forcenergy's control. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, Forcenergy performs a review of the subject properties that it believes to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Forcenergy is generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis.


POTENTIAL FLUCTUATIONS IN VALUE OF MERGER CONSIDERATION



     The aggregate number of shares of Forcenergy Common Stock to be issued in the Mergers is dependent upon the Weighted Average Trading Price of Forcenergy Common Stock. Such calculation will be determined during the ten trading days ending two days prior to the closing date (which is expected to be the same day as the Special Meetings) and may fluctuate between a low of $28.96 and a high of $34.96. Accordingly, the aggregate number of shares of Forcenergy Common Stock to be issued in the Mergers will range from 2,812,864 to 3,395,640 (based on the number of shares of Forcenergy Common Stock, Edisto Common Stock and Convest Common Stock outstanding as of the Edisto Record Date and the Convest Record
Date) and will result in fluctuations in the value of the consideration attributable to the Mergers.


DEPENDENCE ON KEY PERSONNEL


     Forcenergy depends to a large extent on the services of its founder, Stig Wennerstrom, and certain other senior management personnel. The loss of the services of Mr. Wennerstrom and other senior management personnel could have a material adverse effect on Forcenergy's operations. Forcenergy has entered into employment agreements with Messrs. Wennerstrom, J. Russell Porter and E. Joseph Grady. Forcenergy does not maintain any key-man insurance on its senior management. Forcenergy believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel.


GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     Forcenergy's business is regulated by certain local, state and federal laws and regulations relating to the exploration for, and the development, production, marketing, pricing, transportation and storage of, oil and natural gas. Forcenergy's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. As with any owner of property, Forcenergy is also subject to cleanup costs and liability for hazardous materials, asbestos or any other toxic or hazardous substance that may exist on or under any of its properties. In addition, Forcenergy is subject to changing and extensive tax laws, and the effect of newly enacted tax laws cannot be predicted. The implementation of new, or the modification of existing, laws or regulations, including amendments to the Oil Pollution Act of 1990 or regulations which may be promulgated thereunder, could have a material adverse effect on Forcenergy.

COMPETITION

     The oil and gas industry is highly competitive. Forcenergy encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. Forcenergy's competitors include major integrated oil and natural gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than Forcenergy and which, in many instances, have been engaged in the energy business for a much longer time than Forcenergy. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than Forcenergy's financial or human resources permit. Forcenergy's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

OPERATING RISKS OF OIL AND GAS OPERATIONS

     The oil and gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to Forcenergy. Forcenergy's offshore operations also are subject to the additional hazards of marine operations, such as severe weather, capsizing and collision. The availability of a ready market for Forcenergy's oil and natural gas production also depends on the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines and trucking or terminal facilities. In addition, Forcenergy may be liable for environmental damages caused by previous owners of property purchased and leased by Forcenergy. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for development, acquisitions or exploration, or result in the loss of Forcenergy's properties. In accordance with customary industry practices, Forcenergy maintains insurance against some, but not all, of such risks and losses. Forcenergy does not carry business interruption insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of Forcenergy.

                                 THE COMPANIES

FORCENERGY


     Forcenergy is an independent oil and gas company engaged in the exploration, acquisition, development, exploitation and production of oil and natural gas. Forcenergy has experienced significant growth in the last six years, primarily through the exploitation, enhancement and development of acquired working interests in producing properties in the Gulf of Mexico and the acquisition of producing properties in the Cook Inlet, Alaska. At December 31, 1996, Forcenergy had net proved reserves of 585 Bcfe, 58% of which were located in the Gulf of Mexico and 27% of which were located in Alaska. Approximately 56% of Forcenergy's net proved reserves on such date were oil and approximately 78% of proved reserves were classified as proved developed. Forcenergy currently operates approximately 75% of its Gulf of Mexico production. Although Forcenergy's primary focus is its Gulf of Mexico and Alaska activities, Forcenergy has also acquired interests in certain undeveloped international leasehold acreage, primarily in Gabon, Africa and Australia. See "Information Regarding Forcenergy," elsewhere in this Joint Proxy Statement/Prospectus. Additional information concerning Forcenergy and its subsidiaries is included in the Forcenergy documents filed with the Commission, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


EDI-SUB

     EDI-Sub is a wholly owned subsidiary of Forcenergy incorporated on June 11, 1997 in the State of Delaware for the sole purpose of effecting the Edisto Merger. EDI-Sub conducts no business and has no material assets or liabilities.

EDISTO

     Edisto's operating activities include only oil and gas exploration and production, which is conducted through its 72% interest in Convest.

     Prior to December 10, 1996, Edisto was engaged in the purchase and resale of natural gas to a diversified customer base, primarily industrial/commercial companies, local distribution companies, and industry partners. Edisto conducted its gas marketing operations (i) in the United States through its subsidiary Energy Source, Inc. ("Energy Source"), and (ii) in Western Canada through its subsidiary Energy Source Canada, Inc. Energy Source aggregated natural gas supplies from producing basins in the United States and Canada, arranged transportation through pipelines from points of purchase to points of sale, and resold natural gas volumes to customers under a variety of standard and customized arrangements. These arrangements included a variety of short-term and long-term market sensitive and fixed priced contracts and financial instruments. On December 10, 1996, Energy Source and Energy Source Canada sold substantially all of their assets to two subsidiaries of Pacific Gas Transmission Company.

     Prior to the completion of Edisto's acquisition of a majority interest in Convest on June 26, 1995, Edisto's oil and gas operations were conducted through its subsidiary, Edisto E&P. Edisto E&P was formed in June 1993, upon the emergence from bankruptcy of Edisto and certain of its exploration and production subsidiaries.

     On November 18, 1994, Edisto purchased 1,321,371 shares of Common Stock of Convest from two subsidiaries of Windsor Energy Corp. The purchased shares constituted approximately 31% of the outstanding Convest Common Stock. The purchase price was $8.9 million in cash, or $6.74 per share.

     On June 26, 1995, Convest purchased the stock of Edisto's oil and gas exploration and production subsidiary, Edisto E&P, in consideration for 6,185,400 newly issued shares of Convest Common Stock and $10,000 in cash. These newly issued shares increased Edisto's interest in Convest from 31% to 72% of the outstanding Common Stock of Convest. Upon the closing of the transaction with Convest, the Convest Board of Directors was restructured so that affiliates of Edisto constituted a majority of Convest's Board of Directors.

In April 1996, Edisto purchased an additional 92,000 shares of Convest Common Stock on the open market which increased its interest in Convest to 73%. Edisto owns 7,598,771 shares of Convest Common Stock.

     See "Information Regarding Edisto," elsewhere in this Joint Proxy Statement/Prospectus. Additional information concerning Edisto and its subsidiaries is included in the Edisto documents filed with the Commission, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

CONVEST

     Convest is an independent oil and gas exploration and production company. At December 31, 1996, Convest held interests in approximately 965 producing wells consisting of working interests, royalty interests and overriding royalty interests. The producing wells are primarily located in Alabama, Kansas, Louisiana, Nebraska, Oklahoma, Texas, Utah, Wyoming and offshore Gulf of Mexico. Approximately 49% of Convest's oil and gas reserves are oil and approximately 51% are gas, measured in energy equivalent barrels of oil basis (natural gas being converted to oil equivalent at the rate of six Mcf of gas for each barrel of oil). In addition to its interests in producing oil and gas properties, Convest owns an undivided interest of approximately 13% in a gas processing plant located in Duchesne County, Utah (the "Altamont Gas Plant"). Producing and nonproducing acreage holdings aggregate approximately 105,966 net acres as of December 31, 1996. Convest serves as the operator of approximately 30% of the producing wells in which it owns a working interest, and the remaining 70% are operated by other working interest owners in the properties.

     See "Information Regarding Convest," elsewhere in this Joint Proxy Statement/Prospectus. Additional information concerning Convest and its subsidiaries is included in the Convest documents filed with the Commission, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                              THE SPECIAL MEETINGS

DATE, TIME AND PLACE


     The Edisto Special Meeting of stockholders of Edisto will be held on
          , October   , 1997, at 2401 Fountain View Drive, Suite 700, Houston,
Texas 77057 commencing at   :00 a.m. local time.



     The Convest Special Meeting of stockholders of Convest will be held on
          , October   , 1997, at 2401 Fountain View Drive, Suite 700, Houston,
Texas 77057 commencing at   :00 a.m. local time.


PURPOSES OF THE SPECIAL MEETINGS

     The purpose of the Edisto Special Meeting is to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and the Edisto Merger; and
(ii) such other matters as may properly be brought before the Edisto Special Meeting.

     The purpose of the Convest Special Meeting is to consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and the Convest Merger; and
(ii) such other matters as may properly be brought before the Convest Special Meeting.

RECORD DATE AND OUTSTANDING SHARES


     Only holders of record of Edisto Common Stock at the close of business on the Edisto Record Date (September 9, 1997) are entitled to notice of, and to
vote at, the Edisto Special Meeting. There were approximately      holders of
record of Edisto Common Stock on the Edisto Record Date, with           shares
of Edisto Common Stock issued and outstanding. Each share of Edisto Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Principal Stockholders of Forcenergy, Edisto and Convest" for information regarding persons known to the management of Edisto to be the beneficial owners of more than 5% of the outstanding Edisto Common Stock.

     Only holders of record of Convest Common Stock at the close of business on the Convest Record Date (September 9, 1997) are entitled to notice of, and to
vote at, the Convest Special Meeting. There were approximately           holders
of record of Convest Common Stock on the Convest Record Date, with shares of Convest Common Stock issued and outstanding. Each share of Convest Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Principal Stockholders of Forcenergy, Edisto and Convest" for information regarding persons known to the management of Convest to be the beneficial owners of more than 5% of the outstanding Convest Common Stock.


VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Edisto Special Meeting in accordance with the instructions contained therein. If a holder of Edisto Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "for" approval and adoption of the Merger Agreement in accordance with the recommendation of the Board of Directors of Edisto. A stockholder of Edisto who has executed and returned a proxy may revoke it at any time before it is voted at the Edisto Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Secretary of Edisto, stating that the proxy is revoked or (iii) attending the Edisto Special Meeting and voting in person.

     All properly executed proxies that are not revoked will be voted at the Convest Special Meeting in accordance with the instructions contained therein. If a holder of Convest Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "for" approval and adoption of the Merger Agreement in accordance with the recommendation of the Board of Directors of Convest. A stockholder of Convest who has executed and returned a proxy may revoke it at any time before it is voted at the Convest Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Secretary of Convest, stating that the proxy is revoked or (iii) attending the Convest Special Meeting and voting in person.

VOTE REQUIRED

     The presence at the Edisto Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Edisto Common Stock entitled to vote thereat will constitute a quorum for the transaction of business, and approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the issued and outstanding Edisto Common Stock entitled to vote
thereon. On the Edisto Record Date, there were           shares of Edisto Common
Stock outstanding and entitled to vote at the Edisto Special Meeting. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.


     The TCW Entities, representing approximately 51% of the outstanding shares of Edisto Common Stock as of the Edisto Record Date, have agreed to vote for the Merger Agreement. In addition, certain officers and directors of Edisto who own in the aggregate 20,214 shares of Edisto Common Stock have agreed to vote for the Merger Agreement. Accordingly, the approval of the Merger Agreement by the requisite vote of Edisto stockholders is expected to occur irrespective of whether or the manner in which other Edisto stockholders vote their shares. See "Shareholders Agreements."


     The presence at the Convest Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Convest Common Stock entitled to vote thereat will constitute a quorum for the transaction of business, and approval and adoption of the Merger Agreement requires the affirmative vote of two-thirds of the issued and outstanding Convest Common Stock entitled to vote
thereon. On the Convest Record Date, there were           shares of Convest
Common Stock outstanding and entitled to vote at the Convest Special Meeting. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

     Edisto and certain officers and directors of Convest, representing approximately 72.0% and 0.4% of the outstanding shares of Convest Common Stock as of the Convest Record Date, have agreed to vote for the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms. Accordingly, the approval of the Merger Agreement by the requisite vote of Convest stockholders is expected to occur irrespective of whether or the manner in which other Convest stockholders vote their shares. See "Shareholder Agreements."


SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers, employees and agents of Edisto may solicit proxies from its stockholders by personal interview, telephone, telegram or otherwise. Edisto will bear the costs of the solicitation of proxies from its stockholders, except that Forcenergy will pay one-half and Edisto will pay one-quarter of the cost of printing this Joint Proxy Statement/Prospectus. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold of record voting securities of Edisto for the forwarding of solicitation materials to the beneficial owners thereof. Edisto will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith. Edisto has engaged the services of Corporate Investor Communications to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Edisto stockholders for a fee of approximately $2,500 plus reasonable out-of-pocket expenses.

     In addition to solicitation by mail, the directors, officers, employees and agents of Convest may solicit proxies from its stockholders by personal interview, telephone, telegram or otherwise. Convest will bear the costs of the solicitation of proxies from its stockholders, except that Forcenergy will pay one-half and Convest will pay one-quarter of the cost of printing this Joint Proxy Statement/Prospectus. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold of record voting securities of Convest for the forwarding of solicitation materials to the beneficial owners thereof. Convest will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith. Convest has engaged the services of Corporate Investor Communications to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Convest stockholders for a fee of approximately $2,500 plus reasonable out-of-pocket expenses.

OTHER MATTERS

     At the date of this Joint Proxy Statement/Prospectus, the Board of Directors of Edisto does not know of any business to be presented at the Edisto Special Meeting other than as set forth in the notice accompanying this Joint Proxy Statement/Prospectus. If any other matters should properly come before the Edisto Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

     At the date of this Joint Proxy Statement/Prospectus, the Board of Directors of Convest does not know of any business to be presented at the Convest Special Meeting other than as set forth in the notice accompanying this Joint Proxy Statement/Prospectus. If any other matters should properly come before the Convest Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                                  THE MERGERS

GENERAL DESCRIPTION OF THE MERGERS

  Edisto Merger

     The Merger Agreement provides that, at the Edisto Merger Effective Time, EDI-Sub will be merged with and into Edisto with Edisto being the surviving corporation. Also at the Edisto Merger Effective Time, each outstanding share of Edisto Common Stock (other than shares of Edisto Common Stock held in the treasury of Edisto or owned by Forcenergy or by any direct or indirect wholly owned subsidiary of Forcenergy or of Edisto, all of which will be canceled) will be converted into (i) $4.886 in cash and (ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that the price of Forcenergy Common Stock used in such calculation will not be less than $28.96 nor more than $34.96. The "Weighted Average Trading Price" of Forcenergy Common Stock will be calculated by taking the average of the following daily calculations to be made for each of the ten trading days ending two trading days prior to the closing date for the
Mergers: (i) grouping together all shares of Forcenergy Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group, and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day. Cash will be paid in lieu of fractional shares of Forcenergy Common Stock. Any resulting fractional shares will be settled in cash in the manner described under "Certain Terms of the Merger Agreement -- Manner and Basis of Converting Shares." Following the Edisto Merger Effective Time, the surviving corporation of the Edisto Merger will be liquidated, with its assets distributed to Forcenergy.

  Convest Merger

     The Merger Agreement provides that, at the Convest Merger Effective Time, Convest will be merged with and into Forcenergy with Forcenergy being the surviving corporation. Also at the Convest Merger Effective Time, each outstanding share of Convest Common Stock (other than shares of Convest Common Stock held in the treasury of Convest or owned by Forcenergy or by any direct or indirect wholly owned subsidiary of Forcenergy or of Convest, all of which will be canceled) will be converted into a fractional interest in a share of Forcenergy Common Stock valued at $8.88. The valuation of Forcenergy Common Stock will be based on the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that the price of Forcenergy Common Stock used in such valuation will not be less than $28.96 nor more than $34.96. Any resulting fractional shares will be settled in cash in the manner described under "Certain Terms of the Merger Agreement -- Manner and Basis of Converting Shares."

     Based on the number of shares of Forcenergy Common Stock, Edisto Common Stock and Convest Common Stock outstanding as of the Edisto Record Date and the Convest Record Date and assuming a trading price of $34.96 and $28.96 per share of Forcenergy Common Stock (the maximum and minimum of the Weighted Average Trading Price of Forcenergy Common Stock pursuant to the Merger Agreement),
          shares and           shares, respectively, of Forcenergy Common Stock
will be issuable in exchange for Edisto Common Stock and Convest Common Stock pursuant to the Merger Agreement (assuming no exercise prior to the Edisto Merger Effective Time of Edisto Options or Convest Options), representing
approximately      % and      %, respectively, of the total Forcenergy Common
Stock to be outstanding after the issuance of the shares in the Mergers.

BACKGROUND OF EDISTO/CONVEST TURNAROUND

     Bankruptcy and Sale of Non-Core Assets. On October 26, 1992, Edisto and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On June 29, 1993, Edisto's plan of reorganization became effective, and Edisto substantially consummated its restructuring.

     The bankruptcy caused a change of control of Edisto, and subsequently, Edisto's Board of Directors and senior management were replaced. Subsequent to the effective date of the plan on June 29, 1993, (i) the existing Board of Directors resigned and a new Board was elected, (ii) the new Board elected Michael Y. McGovern as Edisto's new Chairman of the Board and Chief Executive Officer, and (iii) all of the senior management of Edisto, including management of its oil and gas operations and its pipeline and gas marketing operations, either resigned or were terminated and were replaced.

     From March 1990 until March 1994, Edisto's 80% owned subsidiary, Multiflex International, Inc., manufactured subsea umbilical connections used in the offshore oil and gas industry. In March 1994, this subsidiary sold the stock of its operating subsidiaries to Oceaneering International, Inc. for net proceeds of approximately $9.0 million after repayment of debt.

     From July 1990 until February 1994, Edisto conducted gas transmission operations in Missouri. In February 1994, Edisto executed a definitive agreement to sell its 218-mile Missouri intrastate natural gas pipeline to UtiliCorp United Inc. The sale closed in January 1995 for net proceeds of approximately $32.5 million, after repayment of debt.

     Natural Gas Marketing Operations. Prior to December 10, 1996, Edisto was engaged in the purchase and resale of natural gas to a diversified customer base, primarily industrial/commercial companies, local distribution companies, and industry partners. Edisto conducted its gas marketing operations (i) in the United States through its subsidiary, Edisto Source, Inc., and (ii) in Western Canada through its subsidiary Energy Source Canada, Inc. The gas marketing operations grew dramatically from daily average sales volumes of .3 Bcf in 1994 to 2.5 Bcf in November 1996.

     In March 1996, Edisto engaged an investment banking firm, Petrie Parkman & Co., Inc., to identify and evaluate strategic partners for Edisto's gas marketing operations. Edisto made this decision because it concluded that the critical mass necessary to compete effectively in the gas marketing industry had risen substantially and would continue to rise in the future. In 1995 and early 1996, the gas marketing industry had consolidated so that the industry was being divided into either companies with a large market share, such as Enron Corp., NGC Corporation and PanEnergy Corporation, or smaller niche companies that had limited growth potential. Edisto also concluded that its lack of strategic assets, such as pipelines or gas production, would continue to hinder Edisto's growth as the gas marketing industry continued to consolidate. Therefore, Edisto began looking for a strategic partner with strategic assets that could create operational and financial synergies with Edisto's gas marketing operations.

     On December 10, 1996, Energy Source and Energy Source Canada sold substantially all of their assets to two subsidiaries of Pacific Gas Transmission Company, a subsidiary of PG&E Corp. The sale price was $23.3 million in cash, plus the working capital of Energy Source at July 31, 1996 (approximately $20.0 million). In connection with the sale, all employees of Edisto and Energy Source became employees of the purchaser, other than Michael
Y. McGovern, the Chairman and CEO of Edisto.

     Oil and Gas Exploration and Production. Edisto's oil and gas operations are conducted through its 72% owned subsidiary, Convest. Prior to Edisto's acquisition of a majority interest in Convest on June 26, 1995, Edisto's oil and gas operations were conducted through its subsidiary, Edisto E&P. Edisto E&P was formed in June 1993, upon the emergence from bankruptcy of Edisto and certain of its exploration and production subsidiaries.

     On November 18, 1994, Edisto purchased 1,321,371 shares of Common Stock of Convest for $8.9 million in cash, or $6.74 per share. The purchased shares constituted approximately 31% of Convest's outstanding Common Stock.

     On June 26, 1995, Convest purchased the stock of Edisto's oil and gas exploration and production subsidiary, Edisto E&P, in consideration for 6,185,400 newly issued shares of Convest Common Stock and $10,000 in cash. These newly issued shares increased Edisto's interest in Convest from 31% to 72% of the outstanding Common Stock of Convest. Upon the closing of this transaction, the Convest Board of Directors was restructured so that affiliates of Edisto constituted a majority of Convest's Board of Directors. In April 1996, Edisto purchased an additional 92,000 shares of Convest Common Stock on the open market which increased its shares of Convest Common Stock to 7,598,771.

BACKGROUND OF THE MERGERS


     Although the June 1995 transaction between Edisto and Convest substantially increased the size of the reserves under Convest management, Convest was still small in relation to other industry participants. The management of Edisto and Convest believed that an oil and gas company needed at least $200 million of assets to be cost efficient and compete effectively in the industry. This conclusion was based on the operating economies of scale and greater access to capital available to larger companies, as well as the inability of smaller companies to spread their drilling risks over a larger number of drilling prospects. The available options were to: (i) sell or merge Convest with another oil and gas company, (ii) acquire additional oil and gas reserves by purchasing either properties or another company, or (iii) substantially increase Convest's drilling activities to explore for additional oil and gas reserves. In the last half of 1995 and 1996, Convest's management held discussions with various parties for a merger of Convest with other similarly sized or larger oil and gas companies, but there were no opportunities that management felt were sufficiently attractive or that resulted in formal offers. Throughout this period, Convest substantially increased its drilling activities, especially offshore in the Gulf of Mexico, with over $10 million of annual capital expenditures in each of 1995 and 1996.


     In late 1995 and early 1996, Edisto made the strategic decision to sell its gas marketing operations for the reasons discussed above. In planning the sale, Edisto analyzed different structures for the sale including (i) the sale of Edisto and Convest together, (ii) the sale of Edisto by itself after a distribution to Edisto's stockholders of its Convest shares, or (iii) the sale of only the gas marketing operations. After this analysis, Edisto concluded that a sale of only the gas marketing operations would maximize the value of this business unit. During the sale process, which took nine months, Edisto's conclusions were confirmed because no buyers for the gas marketing operations emerged who were interested in either Edisto and Convest together or Edisto by itself.


     After the sale of the gas marketing operations in December 1996, Edisto was left with approximately $68 million in cash, its interest in Convest and certain contingent assets and liabilities. Edisto believed that Edisto's cash and Convest's oil and gas properties would be an attractive combination to a larger oil and gas company, especially if the purchaser issued its stock for all or a portion of the purchase price. In late December 1996 and early January 1997, Edisto held very preliminary discussions with an interested purchaser who wanted to make a pre-emptive bid, but the discussions were terminated prior to a formal offer being made because the purchase price range being discussed was not high enough to justify exclusive negotiations and Edisto decided to continue with the competitive sales process in which this party was invited to participate.



     At a joint meeting of the Edisto and Convest Boards of Directors on January 7, 1997, representatives of Petrie Parkman discussed different alternatives for maximizing stockholder value for Edisto and Convest. Among the alternatives discussed were a stock merger involving only Edisto or only Convest, a stock merger for Edisto and Convest, a cash merger, and increasing Convest's asset base through the acquisition of additional reserves and/or a substantial increase in drilling activities. A press release was issued on January 9, 1997 announcing that Petrie Parkman had been hired by both Edisto and Convest to recommend strategic alternatives to enhance stockholder value including identifying and evaluating potential strategic partners in the oil and gas industry.


     In February and March 1997, Petrie Parkman contacted 31 parties to ascertain their interest in acquiring Edisto and Convest. As part of the process, Edisto and Convest entered into confidentiality agreements with potentially interested parties, including Forcenergy, and provided 13 companies with information about Edisto and Convest. For the five parties expressing continued interest, Edisto and Convest also provided access to a data room containing more detailed information about Edisto and Convest and to their management personnel. Although a sixth party did not visit the data room, this party continued to express interest.

     J. Russell Porter, the Vice President -- Corporate Development of Forcenergy, called Michael Y. McGovern, the Chairman and CEO of Edisto and Convest, in January 1997 shortly after the press release regarding Petrie Parkman. On January 30, 1997, Mr. Porter visited Mr. McGovern at Edisto's office and a potential business combination was discussed. Forcenergy representatives visited the data room in Houston on March 3, 1997 and Convest's independent engineering firms on March 13-14, 1997. Mr. McGovern also had dinner on March 10, 1997 in Miami with Mr. Porter and Forcenergy's President and Chief Executive Officer, Stig Wennerstrom, to discuss a possible merger of the companies.

     On March 25, 1997, Forcenergy submitted a written proposal for a merger with only Convest. At that time, Forcenergy had recently completed a debt offering of $200 million of senior subordinated notes, and accordingly was less interested in Edisto's cash holdings. Edisto also received written proposals from two other parties on March 24, 1997 and March 31, 1997, respectively, for a merger with both Edisto and Convest.

     On April 7, 1997, Edisto, Convest and Petrie Parkman performed preliminary due diligence at Forcenergy's offices in Metairie, Louisiana. Edisto and Convest also performed preliminary due diligence on the other two bidders during April 1997.

     In mid-April 1997, discussions with Forcenergy were put on hold since it had bid on only Convest, and the other two potential purchasers had submitted more attractive bids for both Edisto and Convest. During late April and early May, Edisto, Convest and Petrie Parkman continued discussions with the two other potential purchasers regarding potential transaction structures. During this time period, Mr. McGovern also met in Los Angeles with one of the potential purchasers and representatives of Edisto's majority stockholder group, investment funds and accounts managed by Oaktree Capital Management, L.L.C. and TCW Special Credits. Mr. McGovern initiated this meeting because the potential transactions being discussed would result in these investment funds becoming substantial stockholders in the purchaser. In this meeting and subsequent discussions with representatives of Edisto's majority stockholder group, these representatives expressed a preference for a portion of the consideration to be paid in cash and for the merger partner to be a larger company with a more liquid stock than Edisto or Convest.

     In early May, one of the potential purchasers terminated further discussions when its board of directors directed management to pursue another alternative. Mr. McGovern terminated discussions with the other potential purchaser because of concerns with the proposed transaction structure and the low liquidity of the purchaser's stock.

     During that same time period, Mr. McGovern reopened discussions with Mr. Porter of Forcenergy for a transaction that would pay a portion of the consideration to Edisto's shareholders in cash with the Convest minority stockholders receiving only stock. Accordingly, Mr. McGovern and Mr. Porter negotiated a deal structure that would use Edisto's cash holdings of approximately $68 million as the cash portion of the consideration for Edisto with the remainder of the consideration in Forcenergy Common Stock. This deal structure provided for only stock consideration to be paid to the Convest minority stockholders (i.e., the non-Edisto stockholders with approximately 28% of the outstanding Convest stock) because Convest believed that an all stock transaction would be more attractive to the Convest stockholders because it would be tax-free to the Convest stockholders, would provide greater value and would allow the Convest stockholders to continue their investment in the oil and gas industry with a much larger industry player.


     On May 13, 1997, Petrie Parkman held a meeting with representatives of another potential purchaser and received a verbal expression of interest for a cash merger offer for Edisto and Convest. Further discussions between Petrie Parkman and this other potential purchaser failed to produce an offer with a higher purchase price than Forcenergy's offer.


     On May 16, 1997, Forcenergy submitted a written offer providing for a payment of $4.886 in cash and $5.064 in Forcenergy Common Stock for each share of Edisto Common Stock, and $8.88 in Forcenergy Common Stock for each share of Convest Common Stock. During the week of May 26, 1997, Forcenergy performed additional due diligence on Edisto and Convest in Houston. During the week of June 2, 1997, Edisto, Convest and Petrie Parkman performed financial/legal due diligence on Forcenergy at its corporate offices in Miami, and negotiated the terms of a definitive merger agreement.

     In early June, Edisto hired Rauscher Pierce to render a fairness opinion to the Edisto stockholders. Even though Petrie Parkman had served as the financial advisor to both Edisto and Convest during the sale process, the Edisto and Convest Boards had jointly agreed at the beginning of the sale process that if a transaction for both Edisto and Convest was pursued, Petrie Parkman would render a fairness opinion for only Convest to avoid any potential conflict of interest over the allocation of the purchase price between the two companies. Therefore, it was necessary for Edisto to hire a separate investment banking firm to render a fairness opinion for its stockholders.

     At the beginning of the sale process, the Edisto and Convest Boards of Directors also had agreed that once a transaction was negotiated, the Affiliate Transaction Review Committee of the Convest Board of Directors would review the terms of the transaction from the standpoint of the minority stockholders of Convest. The purpose of this review would be to examine the fairness of the purchase price allocation between

Edisto and Convest. This Committee was composed of the two outside members of the Convest Board who have no affiliation with Edisto, Murray Gullatt and Franklin Myers. On June 19, 1997, the Committee met with Petrie Parkman representatives and Edisto's outside legal counsel to review the terms of the Merger Agreement and the fairness of the purchase price allocation between Edisto and Convest. The Committee subsequently recommended approval of the Merger Agreement to the full Convest Board. For their services on this Committee, Murray Gullatt, as Chairman, received $7,500 and Franklin Myers received $5,000.

     The Convest Board of Directors met on June 19, 1997 immediately after the Committee meeting. At the meeting, the Convest Board reviewed the terms of the Merger Agreement with management, outside legal counsel and Petrie Parkman, and received a fairness opinion from Petrie Parkman on the fairness from a financial point of view of the consideration to be received by the Convest stockholders in the Convest Merger. After these reviews, the Convest Board unanimously approved the Merger Agreement.

     After the Convest Board meeting, the Edisto Board met to review the terms of the Merger Agreement with management, outside legal counsel, Petrie Parkman and Rauscher Pierce, and received a fairness opinion from Rauscher Pierce on the fairness from a financial point of view. After these reviews, the Edisto Board unanimously approved the Merger Agreement. Later that day, representatives of Edisto, Convest and Forcenergy executed the Merger Agreement.

RECOMMENDATION OF THE BOARDS OF DIRECTORS OF EDISTO AND CONVEST; REASONS FOR THE MERGERS

     THE BOARDS OF DIRECTORS OF EDISTO AND CONVEST HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT, DETERMINED THAT THE MERGERS ARE IN THE BEST INTEREST OF THE RESPECTIVE STOCKHOLDERS OF EDISTO AND CONVEST, AND RECOMMENDED THAT EDISTO AND CONVEST STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGERS.

     In reaching their respective decisions to approve the Merger Agreement and to recommend that the Edisto and Convest stockholders vote to approve the Merger Agreement, the Boards of Directors of Edisto and Convest considered, among other things, the following factors:


          1. Their knowledge of the business, reserves, results of operations and financial condition of Edisto and Convest, and their assessment that shareholder value would be enhanced more by accepting Forcenergy's offer than by remaining independent.


          2. The advantages that the Mergers would bring to the combined entity, which include the following:

             (a) the economies of scale and operating efficiencies resulting from combining Convest's assets with those of Forcenergy, including a substantial reduction of the general and administrative expenses associated with operating Edisto and Convest as separate public companies; and

             (b) the strategic fit of Convest's and Forcenergy's respective offshore and Altamont/Bluebell properties.

          3. The fact that the Mergers would provide Edisto stockholders an opportunity to continue to participate in the oil and gas business for a portion of their investment and the Convest stockholders for all of their investment, with the following advantages for the Edisto and Convest stockholders:

             (a) such investment would be in a much larger oil and gas company with a market capitalization nearly ten times larger than Convest;

             (b) the Forcenergy Common Stock is a more actively traded stock that offers greater liquidity than the Edisto Common Stock or the Convest Common Stock;

             (c) Forcenergy has a solid reserve base with more upside potential for future growth than Convest;

             (d) Forcenergy has greater access to the capital markets than Convest, as evidenced by its recent $200 million debt financing at attractive interest rates, and;

             (e) Forcenergy has a management team with a track record of growth and an orientation to increasing stockholder value.

          4. The presentation of Edisto's financial advisor, Petrie Parkman, including its evaluations of Convest and Forcenergy from various perspectives, and Petrie Parkman's opinion that the consideration to be received by Convest's stockholders in the Convest Merger is fair to them from a financial point of view.

          5. The presentation of Edisto's financial advisor, Rauscher Pierce, including its evaluations of Edisto, Convest and Forcenergy from various perspectives, and Rauscher Pierce's opinion that the consideration to be received by Edisto's stockholders in the Edisto Merger is fair to them from a financial point of view.

          6. The structure of the Convest Merger would permit the Convest stockholders to exchange all of their shares of Convest Common Stock in a transaction intended, in general, to be tax-free for federal income tax purposes except to the extent of cash received in lieu of fractional shares of Forcenergy Common Stock.


          7. The sales process conducted by Petrie Parkman which resulted in the receipt of proposals from other companies and provided Edisto's and Convest's Board of Directors with comparison proposals to use in evaluating the offer of Forcenergy which was higher and offered greater liquidity than the other offers.


          8. The terms of the Merger Agreement which were the product of extensive arms' length negotiations.

     The foregoing discussion of the information and factors considered and given weight by the Convest and Edisto Boards of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with their respective evaluations of the Mergers, the Boards of Directors of Edisto and Convest did not quantify or otherwise assign any weights to the specific factors considered in reaching their respective determinations. In addition, individual directors of Edisto and Convest may have given different weights to different factors. For a discussion of the interests of the members of Edisto's and Convest's management and their respective Boards of Directors in the Mergers and the interrelationships between Edisto and Convest, see "The
Mergers -- Interests of Certain Persons in the Mergers."

FORCENERGY'S REASONS FOR THE MERGERS

     Forcenergy's purpose for pursuing Edisto and Convest is that the acquisitions provide Forcenergy both near-term and longer-term benefits to Forcenergy through a stock transaction that is accretive on a discretionary cash flow basis while also strengthening the balance sheet. Convest is a unique strategic and operating fit with Forcenergy's existing assets and operating capabilities and the acquisitions increase Forcenergy's prospect inventory of under-exploited Gulf of Mexico blocks. Specifically, it is an opportunity to acquire, on an economical basis, substantial proved producing reserves in 43 blocks in the Gulf of Mexico and in two long-life shallow decline properties in which Forcenergy already owns a sizeable interest and provides Forcenergy the opportunity to utilize its state-of-the-art 3-D technology and geological and geophysical experience and expertise to create additional shareholder value through exploitation and exploratory drilling on the Gulf of Mexico blocks. The management of the producing properties and the further evaluation of the exploitation potential of the offshore blocks can be performed by current Forcenergy personnel.

     Therefore, efficiencies in operating costs and general and administrative expenses can be obtained by combining the entities. The use of Forcenergy stock in the transaction also allows Forcenergy the opportunity to reduce its leverage ratio (debt to total capitalization) from 59% to 51% through a cash flow accretive acquisition.

OPINIONS OF FINANCIAL ADVISORS

     Opinion of Rauscher Pierce to Edisto Board of Directors. The Edisto Board of Directors engaged Rauscher Pierce to evaluate the fairness, from a financial point of view, to the stockholders of Edisto Common Stock of the consideration to be received by them in connection with the Edisto Merger and, in such regard, to conduct such investigations as Rauscher Pierce deemed appropriate for such purpose.

     On June 19, 1997, Rauscher Pierce rendered its written opinion to the Edisto Board that, as of such date, the consideration to be received by the stockholders of Edisto Common Stock was fair to them from a financial point of view. Rauscher Pierce confirmed, by delivery of its written opinion as of the date of this Joint Proxy Statement/Prospectus, its opinion of June 19, 1997. In rendering such confirmation, Rauscher Pierce performed procedures to update certain of its analyses made in connection with its June 19, 1997 opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

     THE FULL TEXT OF RAUSCHER PIERCE'S WRITTEN OPINION, WHICH CONTAINS A DESCRIPTION OF THE ASSUMPTION MADE, THE MATTERS CONSIDERED BY RAUSCHER PIERCE, AND THE LIMITS OF ITS REVIEW IS ATTACHED HERETO AS APPENDIX C, AND IS INCORPORATED HEREIN BY REFERENCE. EDISTO STOCKHOLDERS ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     Rauscher Pierce, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with its opinion, Rauscher Pierce reviewed certain internal financial information and certain publicly available information. Rauscher Pierce also held discussions with members of the senior management of Edisto regarding the business and prospects of Edisto. In addition, Rauscher Pierce (i) compared certain financial information with similar information for selected companies within the industry whose securities are publicly traded, (ii) reviewed the financial terms of certain recent business combinations which were deemed comparable in whole or in part and (iii) performed such other studies and analyses and considered such other factors as they deemed appropriate. Rauscher Pierce also reviewed the Merger Agreement.

     Rauscher Pierce did not independently verify the information described above and, for purposes of its opinion, assumed the accuracy and completeness thereof. With respect to information relating to the prospects of Edisto, Rauscher Pierce assumed that such information reflects the best currently available estimates and judgments of management of Edisto as to the likely future financial performance of Edisto's assets. In addition, Rauscher Pierce did not make an independent evaluation or appraisal of Edisto's assets. Rauscher Pierce's opinion was based on market, economic and other conditions as they existed and could be evaluated as of the date of Rauscher Pierce's opinion.

     The following paragraphs summarize the principal analyses conducted by Rauscher Pierce as a basis for its fairness opinion. Rauscher Pierce primarily considered factors that would have been logical items to be considered by an actual buyer of Edisto.

     As part of its analysis, Rauscher Pierce considered the net asset value ("NAV") of Edisto. The majority of Edisto's asset value was derived from two components: (i) its $68.7 million cash balance (as of 3/31/97) and (ii) its investment in Convest. Convest's stock traded at $7.50 per share on May 30, 1997, prior to the announcement of Forcenergy's pending acquisition. Edisto's ownership of 7,598,771 Convest Common Stock valued at $7.50 per share, plus Edisto's cash, other assets and liabilities, indicated a NAV of $9.03 per Edisto share, which is well below the $9.95 Forcenergy offer. By using the Forcenergy offer price for Convest of $8.88 per share in a similar calculation, the NAV of Edisto was also estimated by Rauscher Pierce at $9.76 per share.

     Rauscher Pierce considered the NAV of Convest as estimated independently of Convest's stock price or the Forcenergy offer. Convest's NAV was estimated at $86.0 million, or $62.8 million for Edisto's 72% interest. Using the estimated Convest NAV ($62.8 million), Edisto would have an NAV of $9.43 per share.


     Rauscher Pierce considered that much of the oil and gas industry knew that Edisto was essentially for sale after the press release was issued on January 7, 1997 announcing that Petrie Parkman had been hired. A company interested in acquiring Edisto could have seen the public disclosure and had the opportunity to contact Edisto or its advisors indicating its level of interest. In addition, Edisto's financial advisors contacted 31 oil and gas companies between December, 1996 and June, 1997, in an effort to sell Edisto. This process provided comfort to Rauscher Pierce that all likely purchasers were aware of the sales process and had the opportunity to participate.


     Rauscher Pierce reviewed information concerning Forcenergy and concluded that the market price of Forcenergy's Common Stock in recent weeks appeared to represent a normal and reliable fair market value for that security.

     Rauscher Pierce compared selected financial data of Edisto's assets with certain data from selected publicly traded companies, but Rauscher Pierce did not consider any of those companies to be comparable to Edisto.


     Rauscher Pierce reviewed 10 recent oil and gas acquisitions, but Rauscher Pierce did not consider any of the acquisition ratios to be useful in evaluating the fairness of the offer for Edisto from Forcenergy. Rauscher Pierce believes that such acquisition ratios are only general rules of thumb, and more detailed, non-public information on each company's reserves would be needed to make these ratios meaningful for comparison purposes. The 10 recent acquisitions reviewed by Rauscher Pierce are listed below: (1) the acquisition of The Phoenix Resources Companies by Apache Corporation announced on March 28, 1996, (2) the acquisition of Tidewest Oil Company by HS Resources announced on February 26, 1996, (3) the acquisition of Energy Development Corporation by Noble Affiliates, Inc. (Samedan Oil) closed on August 30, 1996, (4) the acquisition of Alexander Energy Corporation by National Energy Group closed on August 30, 1996, (5) the acquisition of Global Natural Resources by Seagull Energy Corporation announced on July 22, 1996, (6) the acquisition of Presidio Oil Company by Tom Brown Inc. announced on August 5, 1996, (7) the acquisition of Great Western Resources by Forcenergy Inc. announced on December 12, 1996, (8) the acquisition of Greenhill Petroleum Corp. by Mesa Inc. announced on April 7, 1997, (9) the acquisition of Beldon & Blake Corp. by Texas Pacific Group announced on March 31, 1997, and 10) the acquisition of Parker & Parsley Petroleum by Mesa Inc. announced on April 7, 1997.


     Rauscher Pierce also considered 88 oil and gas property acquisitions which occurred during 1996-1997. The acquisition value per barrel of oil equivalent ("BOE") ranged from $1.56 to $12.12, but these amounts were not meaningful in Rauscher Pierce's analysis.


     Rauscher Pierce believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Rauscher Pierce considered numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Edisto's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein.


     Pursuant to the terms of the engagement letter between Rauscher Pierce and Edisto dated June 9, 1997, Edisto has paid Rauscher Pierce a fee of $75,000. In addition, Edisto has also agreed to reimburse Rauscher Pierce for its out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Rauscher Pierce and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

     Opinion of Petrie Parkman to Convest Board of Directors. The Convest and Edisto Boards of Directors announced on January 9, 1997 that they had hired Petrie Parkman to make recommendations to each of them for strategic alternatives to enhance shareholder value. In connection with such engagement, Petrie Parkman identified and evaluated potential strategic partners for Edisto and Convest in the oil and gas industry. In addition, the Convest Board instructed Petrie Parkman, in its role as financial advisor, to evaluate the fairness, from a financial point of view, to the holders of Convest Common Stock of the consideration to be received by them in connection with the Convest Merger and, in such regard, to conduct such investigations as Petrie Parkman deemed appropriate for such purpose.

     On June 19, 1997, Petrie Parkman rendered its written opinion to the Convest Board that, as of such date, the consideration to be received by the holders of Convest Common Stock was fair to them from a financial point of view. Petrie Parkman confirmed, by delivery of its written opinion as of the date of this Joint Proxy Statement/Prospectus, its opinion of June 19, 1997. In rendering such confirmation, Petrie Parkman performed procedures to update certain of its analyses made in connection with its June 19, 1997 opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. Petrie Parkman considered, among other things, Convest's and Forcenergy's recent financial performance and recent market conditions and developments based on the foregoing.

     THE FULL TEXT OF PETRIE PARKMAN'S WRITTEN OPINION, WHICH CONTAINS A DESCRIPTION OF THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED BY PETRIE PARKMAN, AND THE LIMITS OF ITS REVIEW IS ATTACHED HERETO AS APPENDIX D, AND IS INCORPORATED HEREIN BY REFERENCE. CONVEST'S STOCKHOLDERS ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In connection with its opinion, Petrie Parkman, among other things (i) reviewed certain publicly available business and financial information relating to Convest and Forcenergy, including the audited financial statements on Form 10-K for Convest and Forcenergy as of December 31, 1996, (ii) reviewed the unaudited financial statements on Form 10-Q for Convest and Forcenergy as of March 31, 1997, and the audited financial statements of Great Western Resources Inc. ("Great Western") as of September 30, 1996, (iii) reviewed the unaudited consolidated statement of operations of Great Western for the six month period ending March 31, 1996 and the three month, 21 day period ending January 21, 1997
(iv) reviewed certain estimates of reserves including: estimates of proved, probable, and possible oil and gas reserves of Convest, as prepared by Ryder Scott Company Petroleum Engineers as of December 31, 1996 and Netherland, Sewell & Associates, Inc. as of January 1, 1997, (v) reviewed certain estimates of oil and gas reserves of Convest in the Gulf of Mexico as prepared by the management and staff of Convest as of March 31, 1997, (vi) reviewed certain estimates of proved oil and gas reserves of Forcenergy in the Gulf of Mexico and onshore United States including Alaska, as prepared by Netherland Sewell & Associates, Inc. as of January 1, 1997, (vii) reviewed certain estimates of proved, probable, and possible reserves of Forcenergy in the Gulf of Mexico, as prepared by Collarini Engineering Inc. as of January 1, 1997; (viii) reviewed certain estimates of oil and gas reserves of Great Western in the Gulf of Mexico and onshore United States as prepared by Ryder Scott Company Petroleum Engineers as of September 30, 1996, (ix) reviewed certain estimates of oil reserves of Stewart Petroleum Company in Alaska as prepared by the management and staff of Forcenergy as of January 1, 1997, (x) analyzed certain financial and operating data and budgets concerning Convest and Forcenergy, all of which were prepared or provided by the managements of Convest and Forcenergy, as the case may be,
(xi) discussed the current operations and prospects of Convest and Forcenergy with the managements and operating staffs of Convest and Forcenergy, as the case may be, (xii) reviewed the historical trading histories and prices of the shares of Convest Common Stock and Forcenergy Common Stock, (xiii) compared recent stock market capitalization indicators for Convest and Forcenergy with the recent stock market capitalization indicators for certain other publicly-traded independent energy companies, (xiv) compared the financial terms of the Convest Merger with the financial terms of certain other transactions which they deemed to be relevant, (xv) reviewed the Merger Agreement and the form of Shareholder Agreement between Forcenergy and the Stockholder party thereto, both dated June 19, 1997, and (xvi) made such other analyses and examinations as they deemed necessary or appropriate.

     In rendering its opinion, Petrie Parkman assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of the financial, operating, and other information reviewed by it and assumed that the financial and operating data and budgets provided to it had been reasonably prepared on bases reflecting the best currently available estimates and judgments relating to the future financial and operational performance of Convest and Forcenergy (including taking into account the impact of the Merger).

Petrie Parkman did not make independent evaluations or appraisals of the assets or liabilities of Convest or Forcenergy nor, except for the reserve estimates referred to in its opinion, was Petrie Parkman furnished with any such evaluations or appraisals. Petrie Parkman's opinion relates only to the consideration to be received by the Convest stockholders in the Convest Merger and does not constitute a recommendation to any holder of Convest Common Stock as to how such holder should vote at the Convest Special Meeting.

     In rendering its opinion, Petrie Parkman conducted several analyses including (i) discounted cash flow analyses of each of Convest and Forcenergy ("Discounted Cash Flow Analyses"); (ii) comparisons with selected publicly-traded companies ("Capital Market Comparisons"); (iii) analyses of selected comparable industry transactions ("Comparable Transactions Analyses");
(iv) analyses of the potential future financial performance of Forcenergy ("Going Concern Analyses"); and (v) an analysis of the potential financial effects of the Convest Merger ("Pro Forma Merger Analysis"). These analyses are described below. Based upon the reference value ranges resulting from the various analyses and subject to the assumptions and limitations set forth in its opinion, Petrie Parkman came to a composite range of equity reference values for Convest of $7.50 to $9.00 per primary share of Convest Common Stock and for Forcenergy of $29.00 to $36.00 per primary share of Forcenergy Common Stock.

     Discounted Cash Flow Analysis -- Convest. Under this method, Petrie Parkman calculated estimates of future after-tax cash flows for the reserve assets based on the reserve estimates referred to above and for the non-reserve assets utilizing information provided by Convest. Three scenarios were evaluated in which the principal variables were oil and gas prices. The three pricing scenarios used by Petrie Parkman were based on benchmarks for posted prices for West Texas Intermediate equivalent crude oil and for spot sales of Louisiana offshore gas delivered to an interstate pipeline ("Pricing Case I", "Pricing Case II", "Pricing Case III"). To these benchmarks, Petrie Parkman applied appropriate quality and transportation adjustments. For Pricing Cases I, II, and III, benchmark oil prices were projected to be $19.00, $21.00, and $22.50 per barrel, respectively, for 1997 and were escalated annually thereafter at the rates of 4.0%, 5.0%, and 5.0%, respectively; oil prices in each pricing case were capped at $50.00 per barrel. For Pricing Cases I, II, and III benchmark gas prices were projected to be $1.90, $2.10, and $2.25 per million British thermal units ("MMBtu"), respectively, for 1997 and were escalated annually thereafter at the rates of 4.0%, 5.0%, and 5.0%, respectively; gas prices in each pricing case were capped at $6.00 per MMBtu. Operating and capital costs were escalated at 3.0% per year. Other factors involved in this analysis included the use of after-tax discount rates ranging from 10.0% to 50.0% depending on reserve category, a carry-over of Convest's existing tax positions, and the evaluation of certain non-reserve assets of Convest. This methodology resulted in asset reference value ranges of $72.1 million to $80.5 million for Pricing Case I, $85.2 million to $94.9 million for Pricing Case II, and $93.5 million to $103.9 million for Pricing Case III. Convest has no long-term debt so that dividing the asset reference value ranges by the number of primary shares of Convest Common Stock outstanding yields equity reference value ranges per primary share of $6.86 to $7.66 for Pricing Case I, $8.11 to $9.03 for Pricing Case II, and $8.90 to $9.89 for Pricing Case III.

     Comparable Transactions Analysis -- Convest. Petrie Parkman reviewed certain publicly-available information on 50 oil and gas property acquisition transactions with consideration greater than five million dollars involving Gulf of Mexico, Rocky Mountain, and Mid-Continent assets which took place between January 1995 and April 1997 (and two such transactions for which Petrie Parkman had proprietary information). Petrie Parkman calculated purchase price multiples of equivalent reserves for the acquired assets in each transaction. The highest, average, and lowest multiples of equivalent reserves for the Gulf of Mexico transactions were $1.49, $0.90, and $0.18 per thousand cubic feet equivalent using a six thousand cubic feet ("Mcf") of gas to one barrel of oil conversion ratio ("Mcfe6"), respectively. The highest, average, and lowest multiples of Mcfe6 for the Rocky Mountain transactions were $0.82, $0.55, and $0.30, respectively. The highest, average, and lowest multiples of Mcfe6 for the Mid-Continent transactions were $1.22, $0.71, and $0.34, respectively. The highest, average, and lowest multiples of equivalent reserves for the Gulf of Mexico transactions were $1.49, $0.77, and $0.18 per thousand cubic feet equivalent using a ten Mcf of gas to one barrel of oil conversion ratio ("Mcfe10"), respectively. The highest, average, and lowest multiples of Mcfe10 for the Rocky Mountain transactions were $0.80, $0.49, and $0.19, respectively. The highest, average, and lowest multiples of Mcfe10 for the Mid-Continent transactions were $1.15, $0.61, and $0.20, respectively.

Petrie Parkman determined that, with respect to Convest, the appropriate benchmark multiples for equivalent proved reserves for the Gulf of Mexico, Rocky Mountain, and Mid-Continent assets were in the ranges of $0.90 to $1.10 per Mcfe6, $0.55 to $0.80 per Mcfe6, and $0.75 to $0.85 per Mcfe6, respectively, and in the ranges of $0.80 to $1.00 per Mcfe10, $0.55 to $0.65 per Mcfe10, and $0.50 to $0.60 per Mcfe10, respectively. These benchmarks were applied by Petrie Parkman to Convest's corresponding proved and proved plus probable reserve figures for each of the geographic regions to yield asset reference value ranges for Convest's reserves. Following adjustments for Convest's non-reserve assets, Petrie Parkman determined from the asset reference value ranges implied by these multiples a composite asset reference value range under this method of $65.0 million to $80.0 million. Convest has no long-term debt so that dividing the composite asset reference value range by the number of primary shares of Convest Common Stock outstanding yields a composite equity reference value range per primary share of $6.19 to $7.62.


     In addition, Petrie Parkman reviewed certain publicly-available information on 20 company acquisition transactions and offers for control in the oil and gas exploration and production industry which took place between March 1995 and May 1997. Using publicly-available information, Petrie Parkman calculated total investment (purchase price of equity plus net obligations assumed) multiples of gross pre-tax cash flow for the target company in each transaction. For these 20 transactions, the highest, average, and lowest multiples of gross pre-tax cash flow were 29.8x, 9.1x, and 0.7x, respectively. Petrie Parkman also calculated purchase price multiples of discretionary cash flow and implied purchase price of reserves (total investment less estimated values of non-reserve assets) multiples of equivalent proved reserves for the target company in each transaction. "Discretionary cash flow" as used herein means net income plus all non-cash charges plus cash exploration expenses. The highest, average, and lowest multiples of discretionary cash flow were 24.6x, 7.5x, and 0.8x, respectively. The highest, average, and lowest multiples of equivalent proved reserves were $2.08, $0.96, and $0.47 per Mcfe6, respectively. The highest, average, and lowest multiples of equivalent proved reserves were $1.25, $0.77, and $0.35 per Mcfe10, respectively. Petrie Parkman determined that, with respect to Convest, the appropriate benchmark multiples for gross pre-tax cash flow, discretionary cash flow, and equivalent proved reserves were in the ranges of
3.5 to 5.0x, 3.0 to 5.0x, $0.75 to $1.00 per Mcfe6 and $0.60 to $0.70 per
Mcfe10, respectively. These benchmark multiples were applied by Petrie Parkman to Convest's historical gross pre-tax cash flow, discretionary cash flow and equivalent proved reserves. Petrie Parkman also performed a premium analysis which compared the offer price per target company share with the target company's share price for the periods of one day, 30 days, and 60 days prior to public announcement of the offer. The highest, average, and lowest premiums (excess of offer price over target company's price stated as a percentage above the target company's share price) were 86.6%, 20.8%, and -2.9% for one day prior, respectively, 75.6%, 27.3%, and 2.8% for 30 days prior, respectively, and 86.6%, 24.8%, and 5.9% for 60 days prior, respectively. Petrie Parkman determined that, with respect to Convest, the appropriate benchmarks for premium to target company's price one day prior, 30 days prior, and 60 days prior were in the ranges of 15% to 25%, 20% to 30%, and 20% to 30%, respectively. These premium benchmarks were applied by Petrie Parkman to the corresponding stock prices of Convest. Petrie Parkman determined from the asset reference value ranges implied by these multiples a composite asset reference value range under this method of $75.0 million to $95.0 million. Convest has no long-term debt so that dividing the composite asset reference value range by the number of primary shares of Convest Common Stock outstanding yields a composite equity reference value range per primary share of $7.14 to $9.04. The acquisitions reviewed by Petrie Parkman were the following: (1) the acquisition of Alamco, Inc. by Columbia Gas System Inc. announced on May 27, 1997, (2) the acquisition of Parker & Parsley Petroleum by Mesa Inc. announced on April 7, 1997, (3) the acquisition of Beldon & Blake Corp. by Texas Pacific Group announced on March 31, 1997, (4) the acquisition of Great Western Resources by Forcenergy Inc. announced on December 12, 1996, (5) the acquisition of InterCoast Oil & Gas by KCS Energy Inc. announced on October 17, 1996, (6) the acquisition of Presidio Oil Company by Tom Brown Inc. announced on August 5, 1996, (7) the acquisition of Global Natural Resources by Seagull Energy Corporation announced on July 22, 1996, (8) the acquisition of Petrocorp Inc. by Kaiser Francis announced on June 27, 1996, (9) the acquisition of Clinton Gas Systems by Enron Capital & Trade Resources Corp. announced on May 24, 1996, (10) the acquisition of Phoenix Resource Companies by Apache Corp. announced on March 28, 1996, (11) the acquisition of Tide West Oil Company by HS Resources, Inc. announced on February 26, 1996, (12) the acquisition of Gerrity Oil and

Gas Corp. by Snyder Oil Corp. announced on January 17, 1996, (13) the acquisition of Brock Exploration Corp. by Key Production Company announced on December 21, 1995, (14) the acquisition of KNPC by Tom Brown, Inc. announced on December 14, 1995, (15) the acquisition of Coda Energy, Inc. by Enron Capital & Trade Resources Corp. announced on August 24, 1995, (16) the acquisition of Consolidated Oil & Gas by Hugoton Energy Corp. announced on May 30, 1995, (17) the acquisition of Plains Petroleum Co. by Barrett Resources Corp. announced on May 3, 1995, (18) the acquisition of Dalen Corp. by Enserch Exploration Inc. announced on April 13, 1995, (19) the acquisition of Edisto Exploration and Production by Convest Energy Corp. announced on April 5, 1995, and (20) the acquisition of Patrick Petroleum Co. by La/Cal Energy Partners announced on March 10, 1995.


     Common Stock Comparison -- Convest. Using publicly-available information, Petrie Parkman calculated adjusted capitalization multiples of certain historical financial criteria (such as gross pre-tax cash flow and operating cash flow) and of equivalent proved reserves, and market capitalization (market value of common equity) multiples of certain historical financial criteria (such as discretionary cash flow) for a universe of 124 publicly-traded independent oil and gas companies. The adjusted capitalization of each company was obtained by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock (if publicly-traded, otherwise liquidation or book value), and the book value of its minority interest in other companies and subtracting its cash.

     Nineteen of these companies -- Abraxas Petroleum Corporation, American Exploration Company, Bellwether Exploration Company, Cairn Energy USA, Inc., Chieftain International, Inc., Clayton Williams Energy, Inc., Columbus Energy Corp., DLB Oil & Gas, Inc., Equity Oil Company, Forcenergy Inc, Forest Oil Corporation, Goodrich Petroleum Corporation, Key Production Company, Inc., Maynard Oil Company, PetroCorp Incorporated, Snyder Oil Corporation, Southern Mineral Corporation, St. Mary Land & Exploration Company, and Stone Energy Corporation -- which in Petrie Parkman's judgment were relevant to an evaluation of Convest in the context of reserve location and reserve life, were examined in greater detail. For these 19 companies, the highest, average, and lowest adjusted capitalization multiples of gross pre-tax cash flow were 14.7x, 7.0x, and 3.7x, respectively. The highest, average, and lowest adjusted capitalization multiples of operating cash flow were 13.4x, 6.2x, and 3.3x, respectively. The highest, average, and lowest adjusted capitalization multiples of equivalent proved reserves were $2.23, $1.41, and $0.66 per Mcfe6, respectively. The highest, average, and lowest adjusted capitalization multiples of equivalent proved reserves were $1.34, $0.84, and $0.39 per Mcfe10, respectively. The highest, average, and lowest market capitalization multiples of discretionary cash flow were 11.3x, 6.1x, and 1.7x, respectively. Petrie Parkman determined that, with respect to Convest, the appropriate benchmarks for adjusted capitalization multiples for gross pre-tax cash flow, operating cash flow, and equivalent proved reserves were in the ranges of 3.5 to 5.5x, 3.0 to 5.0x, $1.00 to $1.20 per Mcfe6 and $0.70 to 0.80 per Mcfe10, respectively, and that the appropriate benchmark market capitalization multiples for discretionary cash flow were in the range of 3.0 to 5.0x. These benchmark multiples were applied by Petrie Parkman to Convest's historical gross pre-tax cash flow, operating cash flow, equivalent proved reserves, and discretionary cash flow, respectively. From the asset reference value ranges implied by these multiples, Petrie Parkman determined a composite asset reference value range under this method of $90.0 million to $110.0 million. Convest has no long-term debt so that dividing the composite asset reference value range by the number of primary shares of Convest Common Stock outstanding yields a composite equity reference value range per primary share of $8.57 to $10.47.

     Discounted Cash Flow Analysis -- Forcenergy. Under this method, Petrie Parkman calculated estimates of future after-tax cash flows for the reserve assets based on the reserve estimates referred to above and for the non-reserve assets utilizing information provided by Forcenergy. Three scenarios were evaluated in which the principal variables were the oil and gas price scenarios described above. Other factors involved in this analysis included the use of after-tax discount rates ranging from 10.0% to 40.0% depending on reserve category, a carry-over of Forcenergy's existing tax positions, and the evaluation of certain other assets of Forcenergy. This methodology resulted in asset reference value ranges of $673.2 million to $782.0 million for Pricing Case I, $843.5 million to $985.8 million for Pricing Case II, and $941.7 million to $1,100.7 million for Pricing Case III. After deducting long-term obligations of Forcenergy of $375.1 million from the asset reference value ranges and dividing by the number of primary shares of Forcenergy Common Stock outstanding, the equity reference value ranges per primary share are $13.15 to $17.95 for Pricing Case I, $20.66 to $26.94 for Pricing Case II, and $25.00 to $32.01 for Pricing Case III.

     Comparable Transactions Analysis -- Forcenergy. Petrie Parkman reviewed certain publicly-available information on 62 oil and gas property acquisition transactions with consideration greater than five million dollars involving Gulf of Mexico, Rocky Mountains, Mid-Continent/Permian, and Alaska assets which took place between January 1995 and May 1997 (and two such transactions for which Petrie Parkman had proprietary information). Petrie Parkman calculated purchase price multiples of equivalent reserves for the acquired assets in each transaction. The highest, average, and lowest multiples of equivalent reserves for the Gulf of Mexico transactions were $8.96, $5.43, and $1.06 per barrel of oil equivalent using a six Mcf of gas to one barrel of oil conversion ratio ("BOE6"), respectively . The highest, average, and lowest multiples of BOE6 for the Rocky Mountain transactions were $4.90, $3.30, and $1.78, respectively. The highest, average, and lowest multiples of BOE6 for the Mid-Continent/Permian transactions were $9.23, $4.21, and $1.39, respectively. The highest, average, and lowest multiples of BOE6 for the Alaska transactions were $7.08, $5.62, and $4.16, respectively. The highest, average, and lowest multiples of equivalent reserves for the Gulf of Mexico transactions were $14.94, $7.67, and $1.77 per barrel of oil equivalent using a ten Mcf of gas to one barrel of oil conversion ratio ("BOE10"), respectively. The highest, average, and lowest multiples of BOE10 for the Rocky Mountain transactions were $8.00, $4.90, and $1.94, respectively. The highest, average, and lowest multiples of BOE10 for the Mid-Continent/Permian transactions were $15.38, $5.92, and $1.39, respectively. The highest, average, and lowest multiples of BOE10 for the Alaska transactions were $7.08, $5.62, and $4.16, respectively. Petrie Parkman determined that, with respect to Forcenergy, the appropriate benchmark multiples for equivalent proved reserves for the Gulf of Mexico, Rocky Mountain, Mid-Continent/Permian, and Alaska assets were in the ranges of $7.00 to $8.25 per BOE6, $3.50 to $5.00 per BOE6, $4.50 to $5.50 per BOE6, and $4.00 to $7.50 per BOE6, respectively, and in the ranges of $9.00 to $12.00 per BOE10, $5.50 to $6.50 per BOE10, $5.50 to
$6.50 per BOE10, and $4.00 to $7.50 per BOE10, respectively. These benchmarks were applied by Petrie Parkman to Forcenergy's corresponding proved and proved plus probable reserve figures for each of the geographic regions to yield asset reference value ranges for Forcenergy's reserves. Following adjustments for Forcenergy's non-reserve assets, Petrie Parkman determined from the asset reference value ranges implied by these multiples a composite asset reference value range under this method of $650 million to $850 million. After deducting long-term obligations of Forcenergy of $375.1 million from the composite asset reference value range and dividing by the number of primary shares of Forcenergy Common Stock outstanding, the resulting composite equity reference value range per primary share is $12.13 to $20.95.

     In addition, Petrie Parkman reviewed certain publicly-available information on 20 company acquisition transactions and offers for control in the oil and gas exploration and production industry which took place between March 1995 and May 1997. Using publicly-available information, Petrie Parkman calculated total investment multiples of gross pre-tax cash flow for the target company in each transaction. For these 20 transactions, the highest, average, and lowest multiples of gross pre-tax cash flow were 29.8x, 9.1x, and 0.7x, respectively. Petrie Parkman also calculated purchase price multiples of discretionary cash flow and implied purchase price of reserves multiples of equivalent proved reserves for the target company in each transaction. The highest, average, and lowest multiples of discretionary cash flow were 24.6x, 7.5x, and 0.8x, respectively. The highest, average, and lowest multiples of equivalent proved reserves were $12.50, $5.77, and $2.84 per BOE6, respectively. The highest, average, and lowest multiples of equivalent proved reserves were $12.50, $7.66, and $3.50 per BOE10, respectively. Petrie Parkman determined that, with respect to Forcenergy, the appropriate benchmark multiples for gross pre-tax cash flow, discretionary cash flow, and equivalent proved reserves were in the ranges of
5.0 to 6.5x, 4.5 to 6.0x, and $5.00 to $6.50 per BOE6, respectively. These benchmark multiples were applied by Petrie Parkman to Forcenergy's historical gross pre-tax cash flow, discretionary cash flow, and equivalent proved reserves. Petrie Parkman also performed a premium analysis which compared the offer price per target company share with the target company's share price for the periods of one day, 30 days, and 60 days prior to public announcement of the offer. The highest, average, and lowest premiums for each of these three periods were 86.6%, 20.8%, and -2.9% for one day prior, respectively, 75.6%, 27.3%, and 2.8% for 30 days prior, respectively, and 86.6%, 24.8%, and 5.9% for 60 days prior, respectively. Petrie Parkman determined that, with respect to Forcenergy, the appropriate benchmarks for premium to target company's share price one day prior, 30 days prior, and 60 days prior were in the ranges of 15% to 25%, 20% to 30%, and 20% to 30%, respectively. These premium benchmarks were applied by Petrie Parkman to the corresponding share price of Forcenergy. Petrie Parkman determined from the asset reference value ranges implied by these multiples a composite asset reference value range under this method of $1,100.0 million to $1,250.0 million. After deducting long-term obligations of Forcenergy of $375.1 million from the composite asset reference value range and dividing by the number of primary shares of Forcenergy Common Stock outstanding, the resulting composite equity reference value range per primary share is $31.98 to $38.60.

     Common Stock Comparisons -- Forcenergy. Using publicly-available information, Petrie Parkman calculated adjusted capitalization multiples of certain historical financial criteria (such as gross pre-tax cash flow, operating cash flow, and standardized measure of after-tax discounted future net cash flows ("SEC Value")) and of equivalent proved reserves, and market capitalization multiples of certain historical financial criteria (such as discretionary cash flow) for a universe of 124 publicly-traded independent oil and gas companies.

     Thirteen of these companies -- Apache Corporation, Cross Timbers Oil Company, Devon Energy Corporation, Enron Oil & Gas Company, Forest Oil Corporation, HS Resources, Inc., Louisiana Land and Exploration Company, Newfield Exploration Company, Pogo Producing Company, Santa Fe Energy Resources, Inc., Seagull Energy Corporation, United Meridian Corporation, and Vastar Resources, Inc -- which in Petrie Parkman's judgement were more relevant to an evaluation of Forcenergy in terms of reserve location and reserve life, were examined in greater detail. For these 13 companies, the highest, average, and lowest adjusted capitalization multiples of gross pre-tax cash flow were 10.4x, 7.3x, and 4.7x, respectively. The highest, average, and lowest adjusted capitalization multiples of operating cash flow were 9.7x, 6.6x, and 4.4x, respectively. The highest, average, and lowest adjusted capitalization multiples of SEC Value were 2.4x, 1.3x, and 0.8x, respectively. The highest, average, and lowest adjusted capitalization multiples of equivalent proved reserves were $15.17, $8.32, and $4.47 per BOE6, respectively. The highest, average, and lowest market capitalization multiples of discretionary cash flow were 10.8x, 6.5x, and 4.2x, respectively. Petrie Parkman determined that, with respect to Forcenergy, the appropriate benchmark adjusted capitalization multiples for gross pre-tax cash flow, operating cash flow, SEC Value, and equivalent proved reserves were in the ranges of 6.0 to 7.5x, 5.5 to 6.5x, 1.1 to 1.3x, and $6.50 to $8.50 per BOE6, respectively, and that the appropriate benchmark market capitalization multiples for discretionary cash flow were in the range of 5.5 to 7.0x. These benchmark multiples were applied by Petrie Parkman to Forcenergy's historical gross pre-tax cash flow, operating cash flow, SEC Value, discretionary cash flow, and equivalent proved reserves based on the reserve estimates referred to above. From the asset reference value ranges implied by these multiples, Petrie Parkman determined a composite asset reference value range under this method of $1,025.0 million to $1,225.0 million. After deducting long-term obligations of Forcenergy of $375.1 million from the composite asset reference value range and dividing by the number of primary shares of Forcenergy Common Stock outstanding, the resulting composite equity reference value range per primary share is $28.67 to $37.49.

     Going Concern Analysis -- Forcenergy. Under this method, Petrie Parkman projected potential financial performance of Forcenergy without giving effect to the Mergers for the five year period 1997 through 2001 using the three oil and gas pricing scenarios described above. These projections were prepared utilizing certain information and projections prepared or provided by Forcenergy management as well as numerous assumptions, including two capital cases ("No Reinvestment Case" and "Budget Case", respectively). The No-Reinvestment Case was based on Forcenergy's development plan as set forth in its December 31, 1996 reserve reports plus estimates of its exploration efforts in Alaska and the Gulf of Mexico and free cash flow was assumed to accrue and was not reinvested beyond currently identified projects. The Budget Case employed the same assumptions as the No-Reinvestment Case but assumed reserve additions based on a finding cost of $6.00 per BOE6. Capital expenditure levels were based on Forcenergy's 1997 estimated capital budget with 10% annual escalation thereafter. Other factors included discount rates of 15.0% to 17.5%, terminal multiples of 5.0x, 6.0x, and 7.0x projected 2001 discretionary cash flow, and utilization of Forcenergy's existing tax position.

     This methodology resulted in ranges of equity reference values per primary share of Forcenergy Common Stock using a terminal multiple of 5.0x projected 2001 discretionary cash flow under the No-Reinvestment Case of $15.83 to $17.26 using Pricing Case I, $27.22 to $29.66 using Pricing Case II, and $37.70 to $41.08 using Pricing Case III, and under the Budget Case of $25.23 to $27.50 using Pricing Case I, $33.81 to $36.85 using Pricing Case II, and $43.10 to $46.98 using Pricing Case III. Using a terminal multiple of 6.0x projected 2001 discretionary cash flow yielded equity reference values per primary share of Forcenergy Common Stock under the No-Reinvestment Success Case of $19.35 to $21.09 using Pricing Case I, $32.14 to $35.03 using Pricing Case II, and $43.81 to $47.75 using Pricing Case III, and under the Budget Case of $30.35 to $33.08 using Pricing Case I, $40.86 to $44.53 using Pricing Case II, and $51.62 to $56.26 using Pricing Case III. Using a terminal multiple of 7.0x projected 2001 discretionary cash flow yielded equity reference values per primary share of Forcenergy Common Stock under the No-Reinvestment Case of $22.87 to $24.93 using Pricing Case I, $37.06 to $40.39 using Pricing Case II, and $49.93 to $54.41 using Pricing Case III, and under the Budget Case of $35.47 to $38.65 using Pricing Case I, $47.90 to $52.21 using Pricing Case II, and $60.14 to $65.55 using Pricing Case III. From these equity reference value ranges, Petrie Parkman determined a composite equity reference value range per primary share of Forcenergy Common Stock under this method of $32.00 to $37.00 for the No-Reinvestment Case and $37.00 to $44.00 for the Budget Case.

     Pro Forma Merger Analysis. Petrie Parkman analyzed certain pro forma financial effects of the Mergers for the five-year period 1997 through 2001. In connection with such analysis, Petrie Parkman assessed the past performance of the managements of Convest and Forcenergy, reviewed the estimates and projections prepared or provided by the managements of Convest and Forcenergy, and had discussions with members of the management of Convest and Forcenergy with respect to the current operations and the future financial and operating performance of Forcenergy on a stand-alone basis and after giving effect to the Merger, but relied only to a limited degree on these estimates and projections in conducting its pro forma merger analysis. This analysis indicated that the contemplated transaction would be accretive to projected Forcenergy earnings per share for the period 1997 through 2001 and accretive to Forcenergy's discretionary cash flow per share over the two year period 1997 through 1998 but dilutive to discretionary cash flow from 1999 through 2001. The analysis also indicated that the contemplated transaction would result in lower total debt to total book capitalization ratios than projected for Forcenergy on a stand-alone basis for the period 1997 through 2001. Petrie Parkman concluded that, based on these projections, the contemplated transaction would not be dilutive to earnings per share over the period analyzed and would not result in higher financial leverage, thus supporting its opinion.

     The description set forth above constitutes a summary of the material analyses and assumptions employed by Petrie Parkman in rendering its opinion to the Convest Board of Directors. Petrie Parkman believes that it analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex process, judgmental in nature, and not necessarily susceptible to partial analysis or summary description. In its analyses, Petrie Parkman made numerous assumptions with respect to industry performance, capital market conditions, general business, political, and economic conditions, and other matters, many of which are beyond the control of Convest and Forcenergy. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. The analyses were prepared solely for the purpose of Petrie Parkman's providing its opinion to the Convest Board of Directors as to the fairness of the Convest Merger to the Convest stockholders. Analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties or their respective advisors, no assurances can be given that such estimates will prove to be accurate.

     As described above, Petrie Parkman's opinion and presentation to the Convest Board of Directors was one of many factors taken into consideration by the Convest Board of Directors in making its determination to approve and recommend the Convest Merger as contemplated in the Merger Agreement.

     Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Convest selected Petrie Parkman as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Mergers.

     Pursuant to the terms of the engagement letter between Petrie Parkman and Convest dated February 6, 1997, Convest has paid Petrie Parkman an advisory fee of $37,500 which will be fully creditable against a transaction fee to be calculated as 1.50% of the aggregate consideration to be received by Convest and/or its shareholders (the "Convest Transaction Fee") which is contingent upon and payable upon consummation of the Mergers. Pursuant to the terms of the engagement letter between Petrie Parkman and Edisto, dated February 6, 1997, Edisto has paid Petrie Parkman an advisory fee of $37,500 which will be fully creditable against a transaction fee of $200,000 (the "Edisto Transaction Fee") and which is contingent upon and payable upon consummation of a transaction involving Edisto. The Edisto Transaction Fee is fully creditable against the Convest Transaction Fee. If the Mergers are consummated, the aggregate amount of the Convest Transaction Fee and Edisto Transaction Fee would be approximately $1,436,000. Whether or not the Mergers are consummated, Convest and Edisto have also agreed to reimburse Petrie Parkman for its out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Petrie Parkman and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGERS


     Severance and Bonus Agreements with Edisto and Convest Officers. Upon the consummation of the Mergers, Michael Y. McGovern will be terminated as the Chairman and CEO of Edisto and Convest. Pursuant to his Employment Agreement, Mr. McGovern will receive a severance payment of $275,000 and he will be entitled to participate, for a period of twelve months after his termination, in all health, life and disability insurance and other employee benefit programs in which he was participating immediately prior to such termination. If such participation is not allowed because he is no longer an employee, then comparable benefits must be provided. Mr. McGovern also will receive a Stay Bonus of $183,333 which is contingent upon Mr. McGovern staying employed with Convest until the closing date. This Stay Bonus was offered by the Convest Board at the beginning of the sale process to Mr. McGovern and six executive officers of Convest to provide an appropriate incentive to close a transaction.



     Also upon consummation of the Mergers, it is anticipated that each of the other executive officers of Edisto and Convest will be terminated. Under Convest's severance policy for executive officers, any executive officer (other than Mr. McGovern) who is terminated for any reason other than cause is entitled to receive a severance payment in a lump sum equal to six months of salary and is eligible to receive an additional six months of severance pay if approved by the Board of Directors. Convest has six executive officers covered by this policy (other than Mr. McGovern) and the maximum amount payable is approximately $580,000. Each of these executive officers also is eligible to receive a Stay Bonus of between one-third to two-thirds of such officer's base salary. The maximum Stay Bonus payable to these officers is approximately $385,000.


     Employee Stock Options Held by Edisto and Convest Officers and
Directors. Under the Merger Agreement, each of the Edisto Options and Convest Options outstanding under the respective stock option plans of Edisto and Convest is required to be redeemed or exercised prior to the Mergers. Each of the Edisto Options, outstanding immediately prior to the Mergers will be redeemed for a cash payment equal to the difference between $9.95 and the exercise price of such Edisto Option. Each of the Convest Options outstanding immediately prior to the Mergers will be redeemed for a cash payment equal to the difference between $8.88 an the excise price of such Convest Option. Michael
Y. McGovern has 240,000 Edisto Options and 112,924 Convest Options and will receive an aggregate of $1,533,642 in cash to redeem such stock options upon consummation of the Mergers.

     Also upon consummation of the Mergers, (i) the outside directors of Edisto will receive an aggregate of $161,175 in cash to redeem their Edisto Options,
(ii) the outside directors of Convest will receive an aggregate of $362,900 in cash to redeem their Convest Options and (iii) the six Convest executive officers (other than Mr. McGovern) will receive an aggregate of $532,430 in cash to redeem their Convest Options.

     Joint Representations on Edisto and Convest Boards. Four of the six members of the Convest Board are also directors of Edisto. To avoid any conflict of interest between Edisto and Convest relating to the allocation of the purchase price between the two companies, the members of the Affiliate Transaction Review Committee of the Convest Board were requested by the Convest Board to review the Mergers from the perspective of the minority shareholders of Convest. The purpose of this review was to examine the fairness of the purchase price allocation between Edisto and Convest. The two members of this Committee, Murray Gullatt and Franklin Myers, have no affiliation with Edisto. On June 19, 1997, this Committee met with representatives of Petrie Parkman and Convest's outside legal counsel to review the terms of the Merger Agreement. The Committee subsequently recommended to the full Convest Board that it approve the Mergers. For their service, Murray Gullatt, as Chairman, received $7,500 and Franklin Myers received $5,000.

     Indemnification of Edisto and Convest Officers and Directors. Pursuant to the Merger Agreement, Forcenergy has agreed to indemnify and hold harmless the present and former directors and officers of Edisto and Convest, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities arising out of the fact that he or she was a director or officer of Edisto or Convest or any of their subsidiaries prior to the Edisto Merger Effective Time and the Convest Merger Effective Time, respectively, to the full extent permitted under Delaware law, Edisto and Convest's respective Certificates of Incorporation and Bylaws, and any written indemnification agreements in effect on the date of the Merger Agreement. In addition, Forcenergy has agreed to maintain in effect for a period of six years after the Edisto Merger Effective Time and the Convest Merger Effective Time, respectively, Edisto's and Convest's existing directors and officers liability insurance or equivalent liability insurance, which will provide coverage for those persons who are directors and officers of Edisto and Convest as of such effective time, so long as the annual premium therefor is not in excess of 150% of the last annual premium paid by Edisto or Convest prior to the date of the Merger Agreement.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES



     The following discussion summarizes the opinion of Coopers & Lybrand L.L.P., tax advisors to Forcenergy, regarding the federal income tax consequences of the Edisto Merger and the Convest Merger. This discussion does not include a complete analysis of the consequences that may vary with or are contingent upon individual circumstances, such as a taxpayer who is subject to special provisions of the Code and is not a citizen or resident of the United States. This discussion does not address any aspect of state, local or foreign tax laws. HOLDERS OF EDISTO COMMON STOCK AND HOLDERS OF CONVEST COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE EDISTO MERGER AND THE CONVEST MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS.


     In rendering its opinion, Coopers & Lybrand L.L.P. has relied upon certain written representations of Forcenergy, Edisto and Convest. Such opinion is not binding on the IRS, and no assurance can be given that the IRS will not adopt a contrary position or that a contrary IRS position would not be sustained by a court. None of Edisto, Convest or Forcenergy has requested a ruling from the IRS with respect to the federal income tax consequences of the Edisto Merger or the Convest Merger. No assurance can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusions expressed herein. Any such change, even though made after the consummation of the Edisto Merger and the Convest Merger, could be applied retroactively.

     Edisto Merger. The Edisto Merger will be treated as an acquisition of the Edisto Common Stock by Forcenergy in a taxable transaction and not as a tax-free reorganization. Accordingly, a stockholder of Edisto who exchanges shares of Edisto Common Stock for Forcenergy Common Stock and cash will recognize taxable gain or loss in an amount equal to the difference between such stockholder's basis in such shares of Edisto Common Stock and the amount of cash and fair market value of Forcenergy Common Stock received in the Edisto Merger. The stockholder's basis in the Forcenergy Common Stock received in connection with the Edisto Merger will be equal to its fair market value at the Edisto Merger Effective Time.

     Edisto stockholders who perfect their dissenter's rights and receive cash in exchange for their shares of Edisto Common Stock will realize taxable income or loss in an amount equal to the difference between their basis in the shares of Edisto Common Stock and the amount of cash they receive.

     Neither Edisto nor Forcenergy should realize a gain or loss upon consummation of the Edisto Merger.

     Convest Merger. The Convest Merger will, under current law, constitute a reorganization within the meaning of section 368(a) of the Code, and Convest and Forcenergy will each be a party to that reorganization. As a reorganization under section 368(a) of the Code, the Convest Merger will have the following federal income tax consequences:

          (a) no gain or loss will be recognized by Convest or Forcenergy by reason of the Convest Merger;

          (b) no gain or loss will be recognized by a holder of Convest Common Stock upon the exchange of all of such holder's shares of Convest Common Stock solely for shares of Forcenergy Common Stock pursuant to the Convest Merger;

          (c) the aggregate basis of the shares of Forcenergy Common Stock received by a holder of Convest Common Stock will be the same as the aggregate basis of the shares of Convest Common Stock surrendered in exchange therefor, less any amount allocable to fractional share interests for which cash is received;

          (d) the holding period of the shares of Forcenergy Common Stock received by a holder of Convest Common Stock will include the holding period of the shares of Convest Common Stock surrendered in exchange therefor, provided that such shares of Convest Common Stock are held as capital assets at the Convest Merger Effective Time; and

          (e) a holder of Convest Common Stock who receives cash in lieu of a fractional share of Forcenergy Common Stock will be treated as receiving such cash in exchange for such fractional share and will recognize gain or loss equal to the difference, if any, between such stockholder's basis allocable to the fractional share and the amount of cash received.

     Such gain or loss will be eligible for long-term capital gain or loss treatment if the Convest Common Stock is held by such stockholder as a capital asset at the Convest Merger Effective Time and the holding period allocable to the fractional share is more than one year.

ACCOUNTING TREATMENT

     The Edisto Merger and the Convest Merger will be accounted for as purchases. Under the purchase method of accounting, the purchase price, based on the fair market value of Forcenergy Common Stock issued for Edisto Common Stock and Convest Common Stock in the Mergers and the cash consideration, will be compared to the fair value of the net assets acquired and the difference (after an acquisition adjustment) generally will be recorded as additional investment in oil and gas properties and will be amortized over the productive life of Forcenergy's reserves.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of Forcenergy Common Stock to be received by Edisto and Convest stockholders in connection with the Mergers have been registered under the Securities Act and, except as set forth in this paragraph, may be traded without restriction. The shares of Forcenergy Common Stock to be issued in connection with the Mergers and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Edisto or Convest prior to the Mergers may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in case any such person should become an affiliate of Forcenergy, Rule 144 under the Securities
Act) or as otherwise permitted under the Securities Act. Accordingly, the Merger Agreement provides that each of Edisto and Convest will use all reasonable efforts to cause its affiliates to execute an agreement (an "Affiliates Agreement"), to the effect that such persons will not sell, transfer or otherwise dispose of any shares of Edisto Common Stock, Convest Common Stock or Forcenergy Common Stock, as the case may be, at any time in violation of the Securities Act or the rules and regulations promulgated thereunder, including Rule 145. Forcenergy, Edisto and Convest have heretofore obtained executed Affiliates Agreements from all persons known to the managements of Forcenergy, Edisto or Convest to be affiliates of such corporations, respectively.

RIGHTS OF DISSENTING STOCKHOLDERS OF EDISTO

     A holder of Edisto Common Stock who makes the demand described below with respect to such shares, who continuously is the holder of record of such shares through the Edisto Merger Effective Time, and who otherwise complies strictly with the statutory requirements of Section 262 of the DGCL ("Section 262") will be entitled to have such shares of Edisto Common Stock appraised by the Delaware Court of Chancery (the "Delaware Court") and to receive payment of the "fair value" of such shares in lieu of the shares of Forcenergy Common Stock and cash to be received by holders of Edisto Common Stock pursuant to the Merger Agreement.

     In order to exercise appraisal rights, holders of Edisto Common Stock must demand and perfect their rights in strict accordance with the conditions established by Section 262. All references in this summary of appraisal rights to a "holder" or "holders of Edisto Common Stock" are to be the holder or holders of record of Edisto Common Stock.


     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS DISCUSSION SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF EDISTO COMMON STOCK WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, BECAUSE FAILURE TO TIMELY AND STRICTLY COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THE EVENT THAT SHAREHOLDERS DO NOT PROPERLY EXERCISE THEIR APPRAISAL RIGHTS, OR IF THEY DELIVER TO FORCENERGY A WRITTEN WITHDRAWAL OF A DEMAND FOR APPRAISAL, EITHER WITHIN 60 DAYS AFTER THE EFFECTIVE DATE OF THE MERGER OR THEREAFTER WITH THE WRITTEN APPROVAL OF FORCENERGY, THEY SHALL STILL BE ENTITLED TO RECEIVE THE CONSIDERATION PAYABLE IN THE EDISTO MERGER.


     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Edisto Special Meeting, not less than 20 days prior to such meeting, each constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of
Section 262. This Joint Proxy Statement/Prospectus shall constitute such notice to holders of Edisto Common Stock.

     Each holder of Edisto Common Stock electing to exercise appraisal rights must deliver to Edisto written demand for appraisal before the vote on the adoption of the Merger Agreement and approval of the Edisto Merger. In general, stockholders electing to exercise their appraisal rights (if available) must satisfy all of the conditions of Section 262 and must not vote for adoption of the Merger Agreement and approval of the Edisto Merger. It is unsettled under Delaware law whether a stockholder (other than a record owner of shares held by multiple beneficial owners, as discussed below) can split its holdings (whether by class or by shares within the same class) and vote some shares in favor of the adoption of the Merger Agreement and approval of the Edisto Merger while abstaining or voting against adoption of the Merger Agreement and approval of the Edisto Merger with respect to other shares in an effort to preserve appraisal rights with respect to the shares not voted in favor of adoption of the Merger Agreement and approval of the Edisto Merger. A stockholder who signs and returns a proxy without expressly specifying that such shares be voted against adoption of the Merger Agreement and approval of the Edisto Merger or that an abstention be registered with respect to such shares in connection with the Edisto Merger will effectively have thereby waived his or her appraisal rights because, in the absence of express contrary instructions, such shares will be voted in favor of the Edisto Merger. See "The Special Meetings -- Voting and Revocation of Proxies."

     Only a holder of record of Edisto Common Stock is entitled to exercise appraisal rights for the Edisto Common Stock registered in that holder's name. A demand for appraisal must be executed by or on behalf of the holder of record fully and correctly, as such holder's name appears on his or her stock certificates, and must reasonably inform Edisto of the identity of the holder of record and that such holder intends thereby to demand appraisal of the Edisto Common Stock. A person having a beneficial interest in Edisto Common

Stock held of record in the name of another person, such as a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps summarized herein to perfect such person's appraisal rights. If the Edisto Common Stock is owned of record by a person other than the beneficial owner, including a broker, fiduciary or other nominee, such demand must be executed by or on behalf of the record owner. If the Edisto Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds Edisto Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all Edisto Common Stock outstanding in the name of such record owner.

     A holder of Edisto Common Stock who elects to exercise appraisal rights should mail or deliver his or her written demand to Edisto at its principal executive offices, attention: Corporate Secretary. The written demand for appraisal should specify the holder's name and mailing address, the number of shares of Edisto Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares.

     Within ten days after the Edisto Merger Effective Time, Edisto, as the surviving corporation, must provide notice to all holders, who have complied with Section 262 that the Merger has become effective. Within 120 days after the Effective Time, either Edisto, as the surviving corporation, or any holder of Edisto Common Stock who has complied with the required conditions of Section 262, may file a petition in the Delaware Court demanding a determination of the fair value of the shares of all holders seeking appraisal. There is no present intent on the part of Edisto to file an appraisal petition, and holders of Edisto Common Stock seeking to exercise appraisal rights should not assume that Edisto will file such a petition. Holders of Edisto Common Stock who desire to have their shares appraised should initiate any steps required to perfect their appraisal rights within the time periods and in the manner prescribed in Section
262. Within 120 days after the Edisto Merger Effective Time, any holder of Edisto Common Stock who has theretofore complied with subsections (a) and (d) of
Section 262 will be entitled, upon written request, to receive from Edisto a statement setting forth the aggregate number of shares of Edisto Common Stock with respect to which demands for appraisal have been received by Edisto, and the aggregate number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by Edisto or within ten days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later. If no petition for appraisal is filed with the Delaware Court within 120 days after the Edisto Merger Effective Time, the rights of holders of Edisto Common Stock to appraisal shall cease.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine the holders of Edisto Common Stock, if any, entitled to appraisal rights. The Delaware Court may require the holders who have demanded an appraisal of the Edisto Common Stock and who had stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any holder of Edisto Common Stock fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such holder. After determining the holders of Edisto Common Stock entitled to appraisal, the Delaware Court will appraise the Edisto Common Stock owned by such holders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment of expectation of the Edisto Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of the company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospect, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation." In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment of expectation of the merger." Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.


     Holders of Edisto Common Stock considering demanding appraisal of their shares should recognize that the fair value of their shares to be received as determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares, and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value as determined under Section 262. If the fair value of their shares as determined under Section 262 is less than the Merger Consideration, such holder will not be entitled at that time to elect to receive the Merger Consideration. The cost of the appraisal proceeding may be determined by the Delaware Court and assessed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a holder of Edisto Common Stock seeking appraisal, the Delaware Court may order that all or a portion of the expenses incurred by any holder of Edisto Common Stock in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all Edisto Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.


     Any holder of Edisto Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Edisto Merger Effective Time, be entitled to vote for any purposes any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to holders of record of Edisto Common Stock at a date prior to the Edisto Merger Effective Time.

     Any holder of Edisto Common Stock may withdraw such holder's demand for appraisal by delivering to Edisto a written withdrawal of such demand for appraisal and acceptance of the terms of the Edisto Merger, except (i) that any such attempt to withdraw such demand made more than 60 days after the Edisto Merger Effective Time will require written approval of Edisto and (ii) that no appraisal proceeding properly instituted in the Delaware Court shall be dismissed as to any holder of Edisto Common Stock without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

     Under Texas law, holders of Convest Common Stock will not be entitled to any appraisal or dissenter's rights in connection with the Convest Merger.

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


                     MATERIAL TERMS OF THE MERGER AGREEMENT


     The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference.

EFFECTIVE TIME OF THE MERGERS

     The Merger Agreement provides that, as promptly as practicable following the satisfaction or waiver of the conditions to effecting the Mergers or at such other time as the parties to the Merger Agreement may agree, the parties shall cause the Edisto Merger to be consummated by filing Certificates of Merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the Convest Merger to be consummated by filing articles or a certificate of merger with the Secretary of State of the States of Texas and Delaware, in such forms as required by, and executed in accordance with, the relevant provisions of the TBCA and the DGCL. It is anticipated that, if the Merger Agreement is approved and adopted at the Special Meetings and all other conditions to the Mergers have been satisfied or waived, (i) the Edisto Merger Effective Time will occur on the date of the Edisto Special Meeting or as soon thereafter as practicable and (ii) the Convest Merger Effective Time will occur as soon as practicable following the Edisto Merger Effective Time.

MANNER AND BASIS OF CONVERTING SHARES

     As a result of the Mergers, (a) each share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and (ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock, and (b) each share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock. The Weighted Average Trading Price of Forcenergy Common Stock will be determined during the ten trading days ending two days prior to the closing date (which is expected to be the same day as the Special Meetings); provided, however, that the Weighted Average Trading Price of Forcenergy Common Stock will in no event be less than $28.96 nor more than $34.96.

     The "Weighted Average Trading Price" of Forcenergy Common Stock shall be calculated by (a) making the following calculation for each of the ten trading days ending on the day that is two trading days prior to the Closing Date: (i) grouping together all shares of Forcenergy Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day, and (b) calculating the arithmetic mean of the resulting ten amounts.


     Promptly following the Convest Merger Effective Time but in no event later than ten business days, American Stock Transfer & Trust Company, which has been selected by Forcenergy to act as exchange agent pursuant to the Merger Agreement (the "Exchange Agent"), will mail to each record holder of Edisto Common Stock and Convest Common Stock immediately prior to the Edisto Merger Effective Time and the Convest Merger Effective Time, as the case may be, information advising such holder of the consummation of the Mergers and a letter of transmittal for use in exchanging certificates of Edisto Common Stock and Convest Common Stock, as the case may be, for Forcenergy Common Stock certificates and cash in lieu of fractional shares. Letters of transmittal will also be available following the Convest Merger Effective Time at the offices of the Exchange Agent at 6201 15th Avenue, Brooklyn, NY 11219, and holders of certificates that previously evidenced Edisto Common Stock or Convest Common Stock may, at their option after the Convest Merger Effective Time, surrender such certificates for certificates evidencing Forcenergy Common Stock at the offices of the Exchange Agent in person. After the Edisto Merger Effective Time and the Convest Merger Effective Time, there will be no further registration of transfers on the stock transfer books of Edisto or Convest of shares of Edisto Common Stock or Convest Common Stock, respectively, that were outstanding immediately prior to the Edisto Merger Effective Time or the Convest Merger Effective Time, respectively.

Share certificates should not be surrendered for exchange by stockholders of Edisto or Convest prior to the Edisto Merger Effective Time and the Convest Merger Effective Time.

     No fractional shares of Forcenergy Common Stock will be issued in the Mergers. Each stockholder of Edisto and Convest entitled to a fractional share will receive an amount in cash, without interest thereon, equal to such fractional amount multiplied by the Weighted Average Trading Price, $34.96 or $28.96, depending on which price is used for purposes of the merger exchange ratio calculations described above.

     Until so surrendered and exchanged, each certificate previously evidencing Edisto Common Stock or Convest Common Stock shall be deemed, for all purposes other than the payment of dividends and other distributions, to evidence whole shares of Forcenergy Common Stock and the right to receive cash and cash in lieu of fractional shares of Forcenergy Common Stock. Unless and until any such certificates that previously evidenced Edisto Common Stock or Convest Common Stock shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Forcenergy Common Stock as of any time on or after the Edisto Merger Effective Time and the Convest Merger Effective Time shall be paid to the holders of such certificates previously evidencing Edisto Common Stock or Convest Common Stock; provided, however, that, upon any such surrender and exchange of such certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Edisto Merger Effective Time and the Convest Merger Effective Time theretofore paid with respect to such whole shares of Forcenergy Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Edisto Merger Effective Time and the Convest Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Forcenergy Common Stock.

EDISTO OPTIONS

     The Merger Agreement provides that each outstanding stock option or warrant granted to employees and directors of Edisto and its subsidiaries or to any other persons with respect to Edisto Common Stock (an "Edisto Option") shall be either (i) redeemed by Edisto or (ii) exercised or canceled in accordance with its terms, in each case, prior to the Edisto Merger. If any Edisto Option is redeemed, the Merger Agreement requires such redemption to be at a price no greater than the amount (if any) by which $9.95 exceeds the exercise price of such Edisto Option (unless otherwise consented to by Forcenergy). The total amount that may be expended to effect any such redemptions may not exceed $1,500,000.

CONVEST OPTIONS

     The Merger Agreement provides that each outstanding stock option or warrant granted to employees and directors of Convest and its subsidiaries or to any other persons with respect to Convest Common Stock (a "Convest Option") shall be either (i) redeemed by Convest or (ii) exercised or canceled in accordance with its terms, in each case, prior to the Convest Merger. If any Convest Option is redeemed, the Merger Agreement requires redemption to be at a price no greater than the amount (if any) by which $8.88 exceeds the exercise price of such Convest Option. The total amount that may be expended to effect any such redemptions may not exceed $2,300,000.

CONDITIONS TO THE MERGERS

     The respective obligations of Forcenergy, Edisto and Convest to consummate the Mergers are subject to the satisfaction of the following conditions, any or all of which may be waived in writing by Edisto, Convest and Forcenergy, in whole or in part, to the extent permitted by applicable law: (a) the Merger Agreement and the Edisto Merger shall have been approved and adopted by the requisite vote of the stockholders of Edisto and the Merger Agreement and the Convest Merger shall have been approved and adopted by the requisite vote of the stockholders of Convest; (b) the shares of Forcenergy Common Stock to be issued in the Mergers and those to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible securities shall have been authorized for listing on the NYSE or such other exchange on which

Forcenergy Common Stock is then primarily traded, upon official notice of issuance; (c) the Registration Statement shall have been declared effective by the Commission under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose shall have been initiated by the Commission or any state regulatory authority; (d) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of any of the Mergers shall have been issued and remain in effect; (e) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of any of the Mergers or make the consummation of any of the Mergers illegal; (f) all governmental waivers, consents, orders and approvals legally required for the consummation of the Mergers and the transactions contemplated by the Merger Agreement, and all consents from lenders required to consummate the Mergers, shall have been obtained and be in effect at the Edisto Merger Effective Time, except where the failure to obtain the same would not be reasonably likely to have a Material Adverse Effect following the Edisto Merger Effective Time; and
(g) the parties shall have received an opinion of Coopers & Lybrand L.L.P. to the effect that the Convest Merger will qualify as a reorganization under
Section 368 of the Code. The opinion of Coopers & Lybrand L.L.P. has been received.


     The obligations of Edisto and Convest (collectively, the "Sellers") to effect the Mergers are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the Sellers, in whole or in part, to the extent permitted by applicable law: (a) Forcenergy and EDI-Sub (collectively, the "Purchasers") shall have performed in all material respects their agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Purchasers contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made again as of the Closing Date; (b) since the date of the Merger Agreement, there shall have been no changes that constitute, and no events (including, without limitation, litigation developments) shall have occurred which have resulted in or constitute, either individually or in the aggregate, a Material Adverse Change (as defined below); (c) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Mergers and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Closing Date except for such waivers, consents, orders and approvals the failure of which to have been obtained would not have, either individually or in the aggregate, a Material Adverse Effect (as defined below), and no governmental authority shall have promulgated after the date of the Merger Agreement any statute, rule or regulation which, when taken together with all such promulgations, would cause a Material Adverse Change; and (d) the respective financial advisors shall have delivered their bring-down fairness opinions.

     The obligations of the Purchasers to effect the Mergers are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the Purchasers, in whole or in part, to the extent permitted by applicable law: (a) the Sellers shall have performed in all material respects their agreements contained in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Sellers contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made again as of the Closing Date; (b) Forcenergy shall have received the Affiliate Agreements and the Shareholders Agreements; (c) each Edisto Option and each Convest Option shall have either been redeemed, exercised or canceled pursuant to the Merger Agreement; (d) since the date of the Merger Agreement, there shall have been no changes that constitute, and no event or events (including, without limitation, litigation developments) shall have occurred which have resulted in or constitute, either individually or in the aggregate, a Material Adverse Change;
(e) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Mergers and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Closing Date except for such waivers, consents, orders and approvals the failure of which to have been obtained would not have, either individually or in the aggregate, a Material Adverse Effect, and no governmental authority shall have promulgated after the date of the Merger Agreement any statute, rule or regulation which, when taken together with all such promulgations, would cause a Material Adverse Change; (f) the number of Dissenting Shares shall not exceed three percent of the total number of shares of Edisto Common Stock outstanding on the date of the Merger Agreement; (g) Sellers shall have obtained a waiver in writing of the preferential purchase rights of Coral Reserves Energy Corp. ("Coral") or Coral shall have exercised such preferential right; and (h) Sellers shall have obtained a written consent of Enron Reserve Acquisition Corp. ("ERAC") to transfer the interest of Edisto E&P in the subject property pursuant to the Merger Agreement and the succession by Forcenergy or its subsidiaries to the interest and obligations of Edisto E&P under such agreement.

     "Material Adverse Change" means an adverse change in the business, operations, assets, liabilities, properties, condition (financial or other) or results of operations which (i), in the case of Sellers and their respective subsidiaries, taken as a whole, may result in an aggregate change or liability of $2.0 million or greater or (ii), in the case of Forcenergy and its subsidiaries, taken as a whole, may result in an aggregate change or liability of $15.0 million or greater.

     "Material Adverse Effect" means an adverse effect on the business, operations, assets, liabilities, properties, condition (financial or other), or results of operations which (i), in the case of Sellers and their respective subsidiaries, taken as a whole, may result in an aggregate change or liability of $2.0 million or greater or (ii), in the case of Forcenergy and its subsidiaries, taken as a whole, may result in an aggregate change or liability of $15.0 million or greater.

     There can be no assurance that all of the conditions to the Mergers will be satisfied.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of each of the Sellers and the Purchasers relating to, among other things, (i) its organization and similar corporate matters, (ii) its capitalization, (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement, (iv) the absence of conflicts, violations and defaults under its charter and bylaws and certain other agreements and documents, (v) the filings and statutory approvals required to effect the Mergers, (vi) its financial statements, (vii) the absence of undisclosed liabilities, (viii) the absence of certain changes and events, (ix) its litigation, (x) accuracy of the information in the Registration Statement and this Joint Proxy Statement/Prospectus, (xi) compliance with laws, (xii) compliance with agreements, (xiii) its taxes, (xiv) its employee benefit plans, (xv) the absence of labor controversies, (xvi) certain environmental matters, (xvii) its reserve report and exploration project information, (xviii) title to its properties, (xix) insurance, (xx) compliance with production quotas, (xxi) certain gas payment and balancing matters, (xxii) the absence of prepayments or refunds owed, (xxiii) its drilling obligations, and (xxiv) its development operations.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGERS

     Business Maintenance. Each of the Sellers has agreed that, prior to the Closing Date, unless expressly contemplated by the Merger Agreement or otherwise consented to in writing by Forcenergy, it will and will cause its subsidiaries
(a) to conduct their respective businesses in the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) ("Ordinary Course of Business"); (b) to use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by the Merger Agreement; (c) confer on a regular and frequent basis with one or more representatives of Forcenergy to report operational matters of materiality and the general status of ongoing operations (subject to restrictions imposed by applicable law); and (d) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

     Negative Covenants. Each of the Sellers has agreed that, prior to the Closing Date, subject to certain exceptions and unless expressly contemplated by the Merger Agreement or otherwise consented to in writing by Forcenergy, it will not do, and will not permit any of its subsidiaries to do, any of the following:
(i) (A) amend or propose to amend their respective charter or by-laws, (B) split, combine or reclassify their outstanding capital stock or (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary; (ii) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that a Seller may issue shares upon conversion of convertible securities and exercise of options and warrants outstanding on the date of the Merger Agreement; (iii) (A) incur or become contingently liable with respect to any indebtedness for borrowed money other than (x) borrowings in the Ordinary Course of Business or (y) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to Forcenergy, (B) except as contemplated by the Merger Agreement, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (C) take or fail to take any action which action or failure to take action would cause either Seller or its stockholders (except to the extent that any stockholders receive cash) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Convest Merger or would otherwise cause the Convest Merger not to qualify as a reorganization under Section 368 of the Code, (D) make any acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business, (E) sell, pledge, dispose of or encumber any assets or businesses without the approval of Forcenergy or (F) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; (iv) enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or employees; (v) adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; (vi) make, change or revoke any material tax election or make any material agreement or settlement regarding taxes with any taxing authority;
(vii) change any method of accounting or accounting practice, except for any such change required by GAAP; and (viii) enter into any future, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including hydrocarbons, or securities, other than such as are entered into in the Ordinary Course of Business solely for the purpose of terminating an existing hedge.

     Access to Information. During the pendency of the Merger Agreement, Forcenergy, Edisto and Convest have each agreed to afford, and to cause its subsidiaries to afford, to the other party and its representatives full access during normal business hours to their respective properties, books, contracts, commitments, books and records. Each of them has also agreed to furnish, and to cause its subsidiaries to furnish, to the other party and its representatives such information concerning the business, properties, and personnel of such party and its subsidiaries as may be reasonably requested. If the Merger Agreement is terminated in accordance with its terms, a party that has received information pursuant to the Merger Agreement is obligated to return all non-public information.

NO SOLICITATION

     As an inducement to Forcenergy to enter into the Merger Agreement, the Sellers have agreed not to (and have agreed to not permit any of their subsidiaries, officers, directors, employees or representatives to initiate, solicit, negotiate, encourage or provide confidential information to facilitate any proposal or offer to acquire all or any substantial part of the business and properties of either Seller or any of their Subsidiaries or any capital stock of either Seller or any of their Subsidiaries, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof ("Acquisition Transaction"). The Sellers will immediately notify Forcenergy of any such inquiries and proposals received by the Sellers or any of their subsidiaries provided, however, that (i) either Seller may, in response to an unsolicited written proposal or unsolicited written indication of interest with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal"), furnish (subject to the execution of a confidentiality agreement and standstill agreement in substantially the form executed by Forcenergy) confidential or non-public information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") and negotiate with such Potential Acquirer if the Board of Directors of such Seller after consulting with its outside legal counsel, determines in good faith that the failure to provide such confidential or non-public information to or negotiate with such Potential Acquirer would constitute a breach of its fiduciary duty to its stockholders and (ii) such Seller's Board of Directors may take and disclose to its stockholders a position contemplated by Rule 14e-2 under the Exchange Act.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of the Sellers, by the mutual written consent of Forcenergy and the Sellers or as follows:

          (i) The Sellers shall have the right to terminate the Merger
     Agreement:

             (A) if the representations and warranties of Purchasers in the Merger Agreement shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within 30 days after written notice of such failure is given to Forcenergy by the Sellers;

             (B) if the Mergers are not completed by October 31, 1997 (unless due to a delay or default on the part of a Seller);

             (C) if any of the Mergers is enjoined by a final, unappealable court order not entered at the request or with the support of a Seller and if the Sellers shall have used reasonable efforts to prevent the entry of such order;

             (D) if (w) a Seller receives an offer or proposal from any Potential Acquirer (excluding any affiliate of a Seller or any group of which any affiliate of a Seller is a member) with respect to a merger, sale of substantial assets or other business combination involving such Seller, (x) such Seller's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer or proposal (if consummated pursuant to its terms) would result in an Acquisition Transaction more favorable to such Seller's stockholders from a financial point of view than the relevant Merger (any such offer or proposal being referred to as a "Superior Proposal" and resolves to accept such Superior Proposal, (y) the Board of Directors of the Seller shall conclude in good faith after consultation with its legal counsel that such action is necessary in order for the Board of Directors of the Seller to act in a manner that is consistent with its fiduciary obligations under applicable law and (z) the Seller shall have furnished Forcenergy with a copy of the definitive agreement at least five business days prior to its execution and Forcenergy shall have failed within such five business day period to offer to amend the terms of this Agreement so that the Mergers would be, in the good faith determination of the Board of Directors of the Seller, at least as favorable to the Seller's stockholders from a financial point of view as the Acquisition Transaction; provided however, that such termination shall not be effective until such time as the termination fee (described below) shall have been received by Forcenergy;

             (E) if (w) a tender or exchange offer is commenced by a Potential Acquirer (excluding any Affiliate of a Seller or any group of which any Affiliate of a Seller is a member) for all outstanding shares of such Seller's common stock, (x) such Seller's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer, (y) the Board of Directors of the Seller shall conclude in good faith after consultation with its legal counsel that such action is necessary in order for the Board of Directors of the Seller to act in a manner that is consistent with its fiduciary obligations under applicable law and (z) the Seller shall have furnished Forcenergy with a copy of the definitive agreement at least five business days prior to its execution and Forcenergy shall have failed within such five business day period to offer to amend the terms of this Agreement so that the Mergers would be, in the good faith determination of the Board of Directors of the Seller, at least as favorable to the Seller's stockholders from a financial point of view as the Acquisition Transaction; provided, however, that such termination shall not be effective until such time as the termination fee (described below) shall have been received by Forcenergy; or

             (F) if (x) Forcenergy fails to perform in any material respect any of its material covenants in this Agreement ("Default"), (y) Forcenergy does not cure such Default in all material respects within 30 days after notice of such Default is given to Forcenergy by the Sellers and (z) neither Seller is itself in Default.

          (ii) Forcenergy shall have the right to terminate the Merger
     Agreement:

             (A) if the representations and warranties of the Sellers shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within 30 days after written notice of such failure is given to the Sellers by Forcenergy;

             (B) if the Mergers are not completed by October 31, 1997 (unless due to a delay or default on the part of Forcenergy);

             (C) if any of the Mergers is enjoined by a final, unappealable court order not entered at the request or with the support of Forcenergy and if Forcenergy shall have used reasonable efforts to prevent the entry of such order;

             (D) if the Board of Directors of a Seller shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of such Seller that they tender their shares in a tender or an exchange offer commenced by a third party (excluding any affiliate of Forcenergy or any group of which any affiliate of Forcenergy is a member);

             (E) if (A) a Seller is in Default, (B) such Seller does not cure such Default in all material respects within 30 days after notice of such Default is given to such Seller by Parent, and (C) Forcenergy is not itself in Default; or

             (F) if the Sellers fail to receive the requisite stockholder approvals for the Mergers.

EXPENSES AND TERMINATION FEES

     All costs and expenses incurred by the Sellers and the Purchasers will be borne by the party incurring such expenses; provided, however, that the allocable share of Forcenergy and the Sellers for all expenses related to printing, filing and mailing this Joint Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Registration Statement or this Joint Proxy Statement/Prospectus shall be shared equally by Forcenergy and the Sellers.

     The Merger Agreement provides that the Sellers will pay Forcenergy a fee equal to $3,000,000, if:

          (A) either Seller terminates the Merger Agreement pursuant to clause
     (i) (D) or (E) as described above under "Termination";

          (B) Forcenergy terminates the Merger Agreement pursuant to clause (ii)
     (D) as described above under "Termination"; or

          (C) Forcenergy terminates the Merger Agreement pursuant to clause (ii)
     (F) as described above under "Termination" as a result of a failure of Convest to receive the requisite stockholder approvals.

     The Merger Agreement provides that Forcenergy will pay to the Sellers, a fee equal to $3,000,000 if Sellers are not in breach or violation of the Merger Agreement and Forcenergy terminates the Merger Agreement for any reason other than pursuant to clause (ii) as described above under "Termination."

INDEMNIFICATION

     The Merger Agreement provides that, (i) from and after the Edisto Merger Effective time, with respect to Edisto, and the Convest Merger Effective Time, with respect to Convest, Forcenergy will indemnify and hold harmless each present and former director and/or officer of a Seller, determined as of such effective time (the "Indemnified Parties"), that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of a Seller or any subsidiary of a Seller prior to such effective time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to such effective time (a "Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after such effective time, to the fullest extent that such Seller would have been permitted under Delaware law, the respective charters or by-laws of such Seller or written indemnification agreements in effect at the date hereof, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit;
(ii) for a period of six years after the Edisto Merger Effective Time and the Convest Merger Effective Time, respectively, Purchasers shall maintain the Sellers' existing directors and officers liability insurance or equivalent liability insurance, which will provide coverage for those persons who are directors and officers of the Sellers as of such effective time, so long as the annual premium therefor is not in excess of 150% of the last annual premium paid by the Sellers prior to the date hereof.

     In lieu of such insurance arrangement, Purchasers may, on or before the Closing, enter into alternative insurance arrangements, providing that such arrangements are approved by each of the Sellers and are no less advantageous to the Indemnified Parties so long as no lapse in coverage occurs as a result of such substitution.

                             SHAREHOLDER AGREEMENTS

     Concurrently with the execution of the Merger Agreement, Forcenergy and the TCW Entities, which own approximately 51% of the outstanding shares of Edisto Common Stock, entered into a Shareholder Agreement pursuant to which the TCW Entities have agreed to vote their shares of Edisto Common Stock in favor of the Merger Agreement, unless Edisto's Board of Directors approves an alternative transaction with a value of at least $10.95 per share. The TCW Entities also have agreed to not solicit or encourage any offer from any party concerning the possible disposition of all or any substantial portion of Edisto's or Convest's business assets or a controlling equity interest in Edisto or Convest. For a period of 180 days after the Mergers have been consummated, the TCW Entities have agreed that they will not sell or otherwise dispose of 80% of the shares of Forcenergy Common Stock they receive pursuant to the Mergers. Forcenergy has agreed to file a shelf registration statement to register the shares of Forcenergy Common Stock to be received by the TCW Entities pursuant to the Mergers under the Securities Act, and has also granted the TCW Entities certain piggyback registration rights.

     Pursuant to the Merger Agreement, Edisto, which owns 72% of the outstanding shares of Convest Common Stock, has agreed to vote its shares of Convest Common Stock in favor of the Convest Merger and the Merger Agreement. Edisto has also agreed not to solicit or encourage any offer from any party concerning the possible disposition of all or any substantial portion of Edisto's or Convest's business assets or a controlling equity interest in Convest.

     Concurrently with the execution of the Merger Agreement, Forcenergy and certain affiliated stockholders, each of the directors and executive officers of Edisto and Convest (each, a "Supporting Stockholder") also entered into agreements pursuant to which each Supporting Stockholder has agreed that such Supporting Stockholder will vote their respective shares of Edisto Common Stock and Convest Common Stock in favor of the Merger Agreement. The Supporting Stockholders own an aggregate of 20,214 shares of Edisto Common Stock and 40,284 shares of Convest Common Stock.

                        PRO FORMA FINANCIAL INFORMATION


     The unaudited pro forma consolidated statement of operations for the six months ended June 30, 1997 gives effect to the Edisto and Convest Mergers, the acquisition of Great Western Resources, Inc. ("Great Western") and the acquisition of Cook Inlet properties from Stewart Petroleum Company (the "1997 Acquisitions"), as if such transactions had been consummated on January 1, 1996. The effective dates of the Great Western acquisition and the acquisition of Cook Inlet properties from Stewart Petroleum Company are January 21, 1997, and June 4, 1997, respectively. The unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 gives effect to the Marathon Acquisition (effective December 30, 1996), the Amerada Hess Acquisition (effective June 28, 1996) (the 1996 "Acquisitions"), the conversion during 1996 of the 7% Exchangeable Subordinated Notes (the "Exchangeable Notes") into 2,343,047 shares of Forcenergy Common Stock, the 1996 exercise of 214,866 options to purchase Forcenergy Common Stock by certain holders of the Exchangeable Notes, the sale of 1,635,408 shares of Forcenergy Common Stock in 1996 (the "Common Stock Offering"), the 1996 issuance of $175,000,000 of 9 1/2% Senior Subordinated Notes (the "1996 Notes Offering") (collectively, the "1996 Transactions"), the 1997 issuance of the $200,000,000 of 8 1/2% Senior Subordinated Notes (the "1997 Notes Offering"), the Edisto and Convest Mergers and the 1997 Acquisitions as if such transactions had occurred on January 1, 1996. The results of operations of the 1996 Acquisitions and the Stewart Acquisition include only the historical oil revenues and direct operating expenses for periods presented which does not constitute a complete statement of operations. The results of operations of Edisto and Great Western excludes the results of discontinued operations for the year ended December 31, 1996. The unaudited pro forma consolidated balance sheet as of June 30, 1997 gives effect to the issuance of 3,076,900 shares of Forcenergy's Common Stock and $72 million in cash to purchase all of the outstanding stock of Edisto and Convest as if such transactions had been consummated on June 30, 1997. The unaudited pro forma information has been prepared based on estimates and assumptions deemed by Forcenergy to be appropriate and does not purport to be indicative of the financial position or results of operations which would actually have been obtained if the 1996 Acquisitions, the 1996 Transactions, the 1997 Notes Offering, the Edisto and Convest Mergers and the 1997 Acquisitions had occurred as presented in such statements or the results which may be obtained in the future. Future results may vary significantly from the results reflected in such statements due to price changes, production declines, supply and demand, acquisitions and other factors.



     The pro forma financial information presented does not incorporate anticipated reductions in the general and administrative expenses (the "G&A") associated with Edisto, Convest and Great Western. In the opinion of its management, Forcenergy will be able to eliminate substantially all of the G&A of Edisto and Convest, and the majority of the G&A associated with Great Western. Forcenergy has realized a significant reduction in the G&A associated with Great Western subsequent to the acquisition, and such reductions are reflected in Forcenergy's historical consolidated results of operations for the six months ended June 30, 1997. Forcenergy anticipates eliminating substantially all of the G&A associated with Edisto, Convest and Great Western in the future.


     The pro forma financial information should be read in conjunction with the historical financial statements of Forcenergy and the audited financial information on the Amerada Hess Acquisition and the Marathon Acquisition, which are incorporated herein by reference and the historical financial statements of Edisto and Convest which are presented elsewhere within this Joint Proxy Statement/Prospectus.

                                 FORCENERGY INC

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                  (UNAUDITED)


                               FORCENERGY                              GREAT                    PRO FORMA
                               HISTORICAL   EDISTO(A)   CONVEST(B)   WESTERN(C)   STEWART(D)   ADJUSTMENTS     PRO FORMA
                               ----------   ---------   ----------   ----------   ----------   -----------     ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Oil and gas sales..........   $134,131     $    10     $25,907       $2,105       $4,030       $    --       $166,183
  Other......................      1,015          --          --           13                         --          1,028
                                --------     -------     -------       ------       ------       -------       --------
        Total revenues.......    135,146          10      25,907        2,118        4,030            --        167,211
Operating Expenses:
  Lease operating............     35,366          67       5,974          578          808            --         42,793
  Depletion, depreciation and
    amortization.............     53,356          --       7,305          498                     10,951(E)      64,307
                                                                                                  (7,803)(E)
  Abandonment and exploration
    costs....................         --         104       1,147                                  (1,251)(F)         --
  Production taxes...........      2,231          --         533                        10            --          2,774
  General and administrative,
    net......................      7,141         980       2,188          745                         --(G)      11,054
                                --------     -------     -------       ------       ------       -------       --------
        Total operating
          expenses...........     98,094       1,151      17,147        1,821          818         1,897        120,928
                                --------     -------     -------       ------       ------       -------       --------
Income from operations.......     37,052      (1,141)      8,760          297        3,212        (1,897)        46,283
Interest and other income....      1,748       1,814         287           66                         --          3,915
Interest expense, net of
  amounts capitalized........    (14,760)         --         (72)        (196)                     1,764(H)     (13,264)
Minority interest............         --          --          --                                        (I)          --
                                --------     -------     -------       ------       ------       -------       --------
Income before income taxes...     24,040         673       8,975          167        3,212          (133)        36,934
Income tax provision.........      8,920         100         156                                   4,970(J)      14,146
                                --------     -------     -------       ------       ------       -------       --------
Net income...................   $ 15,120     $   573     $ 8,819       $  167       $3,212       $(5,103)      $ 22,788
                                ========     =======     =======       ======       ======       =======       ========
Net income per share.........   $   0.63                                                                       $   0.84
                                ========                                                                       ========
Weighted average shares
  outstanding................     23,963                                                                         27,092

                                 FORCENERGY INC

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                        FORCENERGY     AMERADA
                       HISTORICAL(K)   HESS(L)   MARATHON(M)   EDISTO(N)   CONVEST(O)
                       -------------   -------   -----------   ---------   ----------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Oil and gas
    sales............    $138,698      $9,263      $49,619      $    83     $47,139
  Other..............         683          --           --           --          --
                         --------      ------      -------      -------     -------
        Total
          revenues...     139,381       9,263       49,619           83      47,139
                         --------      ------      -------      -------     -------
Operating Expenses:
  Lease operating....      38,786       2,317       19,338          209      13,508
  Depletion,
    depreciation and
    amortization.....      58,464          --           --           68      16,473
  Abandonment and
    exploration
    costs............          --          --           --          246       1,775
  Impairments of oil
    and gas
    properties.......          --          --           --           --       2,633
  Production taxes...       3,454          --          297           --       1,272
  General and
    administrative,
    net..............       7,971          --           --        1,584       4,792
                         --------      ------      -------      -------     -------
        Total
          operating
          expenses...     108,675       2,317       19,635        2,107      40,453
                         --------      ------      -------      -------     -------
Income (loss) from
  operations.........      30,706       6,946       29,984       (2,024)      6,686
Interest and other
  income.............         650          --           --        2,529       2,606
Interest expense,
  net................     (13,367)         --           --           (3)     (1,065)
Minority interest....          --          --           --           --          --
                         --------      ------      -------      -------     -------
Income before income
  taxes..............      17,989       6,946       29,984          502       8,227
Income tax
  provision..........       6,711          --           --          230         157
                         --------      ------      -------      -------     -------
Net income...........    $ 11,278      $6,946      $29,984      $   272     $ 8,070
                         ========      ======      =======      =======     =======
Net income per
  share..............    $   0.57
                         ========
Weighted average
  shares
  outstanding........      19,727

                         GREAT                    PRO FORMA
                       WESTERN(P)   STEWART(Q)   ADJUSTMENTS     PRO FORMA
                       ----------   ----------   -----------     ---------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Oil and gas
    sales............   $27,409      $14,928      $     --       $287,139
  Other..............        --           --            --            683
                        -------      -------      --------       --------
        Total
          revenues...    27,409       14,928            --        287,822
                        -------      -------      --------       --------
Operating Expenses:
  Lease operating....     4,599        4,014            --         82,771
  Depletion,
    depreciation and
    amortization.....     8,882           --        51,280(E)     109,744
                                                   (25,423)(E)
  Abandonment and
    exploration
    costs............     3,081                     (5,102)(F)         --
  Impairments of oil
    and gas
    properties.......                               (2,633)(F)         --
  Production taxes...                     42            --          5,065
  General and
    administrative,
    net..............     3,306                         --(G)      17,653
                        -------      -------      --------       --------
        Total
          operating
          expenses...    19,868        4,056        18,122        215,233
                        -------      -------      --------       --------
Income (loss) from
  operations.........     7,541       10,872       (18,122)        72,589
Interest and other
  income.............       740                     (1,586)(F)      4,389
                                                      (550)(R)
Interest expense,
  net................    (1,923)                    (4,915)(S)    (21,273)
Minority interest....                                   --(I)          --
                        -------      -------      --------       --------
Income before income
  taxes..............     6,358       10,872       (25,173)        55,705
Income tax
  provision..........        77           --        13,603(J)      20,778
                        -------      -------      --------       --------
Net income...........   $ 6,281      $10,872      $(38,776)      $ 34,927
                        =======      =======      ========       ========
Net income per
  share..............                                            $   1.29
                                                                 ========
Weighted average
  shares
  outstanding........                                              27,048

                                 FORCENERGY INC

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 1997

                                  (UNAUDITED)

                                     ASSETS


                                                                                            ADJUSTMENTS
                                           FORCENERGY                            ----------------------------------
                                           HISTORICAL   EDISTO(T)   CONVEST(U)    EDISTO      CONVEST    FORCENERGY     PRO FORMA
                                           ----------   ---------   ----------   ---------   ---------   ----------     ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CURRENT ASSETS
  Cash...................................   $  3,091    $ 69,870     $  7,036       (1,500)(W)    (2,300)(W)  $(72,000)(V) $  4,197
  Restricted cash........................         --          --          332                                                332
  Margin deposits........................         --          --           56                                                 56
  Accounts receivable, net...............     28,497       1,715        7,129         (372)(V)      (898)(V)              36,071
  Other current assets...................     23,179           3          762                                             23,944
                                            --------    --------     --------    ---------   ---------    --------      --------
        Total current assets.............     54,767      71,588       15,315       (1,872)     (3,198)    (72,000)       64,600
INVESTMENTS IN SURETY BONDS, AT COST.....      4,037          --           --                                              4,037
PROPERTY, PLANT & EQUIPMENT, AT COST
  (full cost method) net of accumulated
  depletion, depreciation and
  amortization...........................    681,517          73       54,582                   52,296(V)                788,468
INVESTMENT IN SUBSIDIARY -- CONVEST......                 38,414                   (38,414)(V)
OTHER ASSETS.............................     18,221          27        2,618                   (1,503)(V)                23,102
                                                                                                  (550)(V)
                                                                                                 4,289(V)
                                            --------    --------     --------    ---------   ---------    --------      --------
                                            $758,542    $110,102     $ 72,515    $ (40,286)  $  51,334    $(72,000)     $880,207
                                            ========    ========     ========    =========   =========    ========      ========

                                              LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
  Accounts payable.......................   $ 16,254    $    616     $  7,466    $           $            $             $ 24,336
  Other accrued liabilities..............     71,570       3,380        6,601                    6,704                    84,418
                                                                                                (1,871)(V)
                                                                                                (1,966)(V)
                                            --------    --------     --------    ---------   ---------    --------      --------
        Total current liabilities........     87,824       3,996       14,067                    2,867                   108,754
LONG TERM DEBT...........................    375,100          --            3                               72,000(V)    375,103
                                                                                                           (72,000)(V)
DEFERRED REVENUE.........................         --          --          530                     (530)(V)                    --
MINORITY INTEREST........................         --          --           --                                                 --
Other noncurrent liabilities.............                     51        5,505                   (7,450)(V)                 2,395
                                                                                                 4,289(V)
DEFERRED INCOME TAXES....................     29,713          --           --                                             29,713
STOCKHOLDER'S EQUITY
  Preferred stock, $.01 par value;
    5,000,000 shares authorized; none
    issued or outstanding................
  Common stock, $.01 par value;
    50,000,000 authorized; 22,643,396
    issued and outstanding at March 31,
    1997.................................        227         143          105         (143)(V)      (105)(V)        31(V)      258
  Capital in excess of par value.........    247,880      72,700       48,301      (72,700)(V)   (48,301)(V)    98,306(V)  346,186
  Retained earnings......................     17,798      33,611        4,004      (33,611)(V)    (4,004)(V)              17,798
  Foreign currency translation...........         --         (37)          --           37(V)                                 --
  Treasury stock, at cost, 52,214
    shares...............................         --        (362)          --          362(V)                                 --
                                            --------    --------     --------    ---------   ---------    --------      --------
        Total stockholder's equity.......    265,905     106,055       52,410     (106,055)    (52,410)     98,337       364,242
                                            --------    --------     --------    ---------   ---------    --------      --------
                                            $758,542    $110,102     $ 72,515    $(106,055)  $ (53,234)   $ 98,337      $880,207
                                            ========    ========     ========    =========   =========    ========      ========

                                  ADJUSTMENTS


(A) This column reflects Edisto unaudited historical results of operations for the six months ended June 30, 1997 which excludes the results of operations of Convest.



(B) This columns reflects Convest unaudited historical results of operations for the six months ended June 30, 1997.



(C) This column reflects Great Western unaudited historical results of operations for the twenty-one days ended January 21, 1997, exclusive of approximately $1.6 million in severance payments.



(D) This column reflects the unaudited historical oil revenues and direct operating expenses for the properties acquired in the Stewart Acquisition from the period January 1, 1997 to June 4, 1997.



(E) Adjustment to depletion, depreciation and amortization of oil and gas properties giving consideration to the transactions reflected herein.



(F) Adjustments to convert Convest and Great Western from the successful efforts method of accounting to the full cost method of accounting utilized by Forcenergy.



(G) Though it is inappropriate to reflect an increase in the results of operations for anticipated reductions in general and administrative costs subsequent to acquisition, in the opinion of management, the Company will eliminate substantially all of the general and administrative expenses of Edisto and a majority of those of Great Western.



(H) Net decrease in interest expense assuming a weighted average interest rate of 8.97% and average actual debt outstanding for the period adjusted for capitalized interest.



(I) The adjustment to eliminate the minority interest in Convest acquired pursuant to the Edisto and Convest Mergers is offset against the Edisto-Convest consolidation entry to recognize the minority interest of approximately $2.6 million.



(J) Adjustment to income tax expense reflecting the results of transactions herein using Forcenergy's historical combined federal and state statutory rate of 38.3% and 37.3% for the periods ended June 30, 1997 and December 31, 1996, respectively.



(K) Forcenergy Historical Results include the historical oil and gas revenues and direct operating expenses for the Amerada Hess Acquisition from closing date June 28, 1996 to December 31, 1996 and Marathon Acquisition from December 30, 1996 to December 31, 1996.



(L) This column includes the historical oil revenues and direct operating expenses for the Amerada Hess Acquisition from January 1, 1996 to June 27, 1996.



(M) This column indicates the historical oil revenues and direct operating expenses for the Marathon Acquisition from January 1, 1996 to December 29, 1996.



(N) This column reflects Edisto historical results of operations for the year ended December 31, 1996, excluding the effects of discontinued operations and the historical results of operations of Convest.



(O) This column reflects Convest historical results of operations for the year ended December 31, 1996.



(P) This column reflects Great Western's unaudited historical results of operations for the year ended December 31, 1996, excluding the effect of discontinued operations.



(Q) This column reflects the unaudited historical oil revenues and direct operating expenses for the properties acquired in the Stewart Acquisition for the year ended December 31, 1996.



(R) Adjustment to eliminate the sale of assets from Edisto to Convest.



(S) Net increase in interest expense assuming the following transactions occurred on January 1, 1996: (i) the 1996 conversion of the Exchangeable Notes; (ii) the 1996 Common Stock Offering; (iii) the 1996 Notes Offering;
     (iv) the 1997 Notes Offering; (v) the Edisto and Convest Mergers; and (vi) the

1997 Acquisitions; and assuming a weighted average interest rate of 8.97% and average actual debt outstanding for the period (excluding the Exchangeable Notes) adjusted for 1996 Acquisitions costs, debt issuance cost and capitalized interest.


(T) This column reflects Edisto's unaudited historical financial position as of June 30, 1997 which excludes the financial position of Convest.



(U) This column reflects Convest's unaudited historical financial position as of June 30, 1997.



(V) Purchase accounting adjustments and consolidating entries to reflect the Edisto and Convest Mergers. The allocation of the purchase price to the various summarized components of assets and liabilities of Edisto and Convest are as follows:



                                                                        (IN THOUSANDS)
        Current assets..............................................          $ 81,833
        Property plant & equipment..................................           106,951
        Noncurrent Assets...........................................             4,881
        Current liabilities.........................................           (20,930)
        Noncurrent liabilities......................................            (2,398)
                                                                              --------
        Purchase Price..............................................          $170,337
                                                                              ========


(W) Adjustment to redeem all of the outstanding stock options or warrants of Edisto and Convest. The cost of such redemptions are borne by Edisto and Convest and cannot exceed $1.5 million and $2.3 million respectively.

                        INFORMATION REGARDING FORCENERGY

OVERVIEW

     Forcenergy, formerly Forcenergy Gas Exploration, Inc., is an independent oil and gas company engaged in the exploration, acquisition, development, exploitation and production of oil and natural gas. Forcenergy, and its predecessors, have been engaged in the oil and gas exploration and production business since 1982, the year in which it was founded by the President and Chief Executive Officer, Stig Wennerstrom.

     On August 2, 1995, Forcenergy completed an initial public offering of 6,210,000 shares of common stock of Forcenergy, at $10.00 per share, resulting in net proceeds of $55.7 million (the "1995 Offering").

     Forcenergy has experienced significant growth in the last six years, primarily through the exploitation, enhancement and development of acquired producing properties in the Gulf of Mexico and the 1996 acquisition of producing properties in the Cook Inlet, Alaska. At December 31, 1996, Forcenergy had net proved reserves of approximately 585 Bcfe, 58% of which were located in the Gulf of Mexico and 27% of which were located in Alaska. Approximately 56% of Forcenergy's net proved reserves on such date were oil and approximately 78% of proved reserves were classified as proved developed. Forcenergy currently operates approximately 75% of its Gulf of Mexico production. Forcenergy's primary focus is its Gulf of Mexico and Alaska activities, however, Forcenergy has also acquired interests in certain high-potential undeveloped international leasehold acreage, primarily in Gabon, Africa and Australia.

STRATEGY


     Gulf of Mexico. Forcenergy's business strategy is to increase reserves and cash flows primarily through the exploration, exploitation and development of its producing properties while also acquiring additional properties in the Gulf of Mexico. Forcenergy believes it has assembled at least a three year inventory of development, exploitation and exploratory drilling opportunities in the Gulf of Mexico on acreage currently held by production. Most of the prospects comprising this inventory are located in fields which have prolific production histories and which Forcenergy believes, based on the past success of Forcenergy and other industry participants in applying 3D technology to mature producing properties, will yield additional reserves through the application of modern exploration and development technologies. Forcenergy believes that its high quality asset base positions it for future growth through a continuing program of further development through selective exploitation and exploratory drilling and through the enhancement of production through workovers and recompletions. Forcenergy emphasizes the use of 3-D seismic and computer-aided exploration technology together with geologic and engineering studies of its properties to evaluate and prioritize drilling prospects. Focusing drilling activities on producing properties in a relatively concentrated area in the Gulf of Mexico permits Forcenergy to utilize its base of geological, engineering and production experience in the region to maximize its drilling success and to minimize finding and development costs. Furthermore, Forcenergy's concentration of drilling activities on its producing properties allows the utilization of existing infrastructure which greatly reduces incremental lease operating expenses and capital costs associated with new production facilities and minimizes timing delays in commencing production. Forcenergy plans to continue to pursue acquisitions of working interests in producing properties that offer further development potential and provide operating synergies with existing properties.


     Forcenergy prefers to operate its Gulf of Mexico properties because functioning in that capacity positions it to more effectively manage production performance and operating expenses and allows it to control the timing and amount of capital expenditures. Forcenergy operates 91 structures and 177 wells in the Gulf of Mexico, and believes that the operating expertise and experience of its personnel have been instrumental in its ability to significantly enhance and improve production rates and cash flows. Of particular importance, a significant portion of the drilling prospects Forcenergy expects to pursue during the next three to five years are accessible from existing production facilities operated by Forcenergy.

     Cook Inlet, Alaska. Forcenergy's business strategy in the Cook Inlet area is to increase production and cash flow through the exploitation of existing producing properties as well as conducting selective exploration activities. Forcenergy believes that it has assembled a high quality producing asset base with exploitation potential as well as exploratory lease positions that will give Forcenergy an opportunity to add significant new reserves through drilling. Since its discovery, oil and gas activities in the Cook Inlet area have been dominated by major oil companies. Forcenergy believes that it will be able to economically exploit opportunities previously not pursued by the major oil companies by utilizing proprietary 3-D seismic data, smaller, automated offshore production facilities and other methods that have proven successful in Forcenergy's operations in the Gulf of Mexico.

TECHNOLOGY

     Forcenergy utilizes advanced technology in its exploration and development activities in order to reduce drilling risks and finding costs and to more effectively prioritize drilling prospects based on return potential. Forcenergy currently has acquired 825 square miles of 3-D seismic surveys on 64 of its offshore Gulf of Mexico lease blocks and 635 square miles on other Gulf of Mexico blocks in which Forcenergy currently does not own an interest. Forcenergy also owns approximately 64,500 linear miles of high quality 2-D seismic data on Gulf of Mexico blocks. The ability to obtain the 3-D seismic data for offshore properties at reasonable costs has enabled Forcenergy to identify multiple development and exploratory prospects in mature producing fields which were not identified through earlier technologies. Forcenergy currently employs 18 geologists/geophysicists experienced in interpreting 3-D data and has invested in 23 Landmark geophysical workstations for that purpose.

RECENT DEVELOPMENTS

     From January 1996 to June 1997, Forcenergy has spent an aggregate of approximately $234.4 million on several acquisitions including, (1) Marathon Oil Company's interest in certain producing crude oil properties in the Cook Inlet area and Prudhoe Bay Unit, Alaska, (the "Marathon Acquisition") and a 30% interest in the Cook Inlet Pipeline Company, (2) Great Western Resources, Inc., an independent oil and gas company ("Great Western Acquisition"), (3) interests in certain producing crude oil properties in the West McArthur River Field, located in Cook Inlet, Alaska from Stewart Petroleum Company (the "Stewart Acquisition") and (4) various working interests in other oil and gas properties in the Gulf of Mexico and the Permian Basin.

     The Marathon Acquisition. In December 1996, Forcenergy acquired the 48% average working interest of Marathon Oil Company ("Marathon") in the McArthur River Field (Trading Bay Unit) and Marathon's 50% interest in the Trading Bay Field, both in the Cook Inlet, and Marathon's 0.05% working interest in the Prudhoe Bay Unit for $107.8 million. In January 1997, Forcenergy acquired Marathon's interest in the Cook Inlet Pipeline Company for $7.4 million in cash and the guarantee of $6.7 million in Cook Inlet Pipeline Company debt. Net production from the interests acquired is currently approximately 7,000 Bbls of oil per day ("BOPD"). Net proved reserves associated with the Trading Bay Unit, Trading Bay Field and Prudhoe Bay Unit totaled approximately 25.9 MMbbls of oil as of December 31, 1996.


     The Unocal Alliance. In December 1996, Forcenergy entered into an alliance with Union Oil Company of California ("Unocal"), operator of Forcenergy's properties in the Cook Inlet, to jointly pursue lease sale activities and to further develop Unocal's existing Cook Inlet properties in Alaska. The agreement requires Forcenergy to expend on behalf of the alliance up to $30 million within the next five years on lease acquisition and development and exploratory drilling on prospects generated as a result of this alliance. It also provides Forcenergy access to Unocal's geologic and geophysical data base in the Cook Inlet, including approximately 37,000 linear miles of 2-D seismic data and 6,000 square miles of 3-D seismic data. Forcenergy and Unocal will share equally the net oil and gas proceeds attributable to the working interest. The agreement also provides that Forcenergy and Unocal shall each contribute technical staff to the alliance in a joint effort to identify development prospects in and around Unocal's existing Cook Inlet properties as well as exploratory opportunities in the area. Forcenergy has identified a number of prospects that will be further evaluated for drilling potential. During 1997, Forcenergy plans to spend $15.0 million on several development and exploitation wells and to undertake a 3-D seismic survey over a Cook Inlet prospect. To date during 1997, Forcenergy has expended approximately $2.5 million for the acquisition of seismic data.

     As part of its alliance with Unocal, in December 1996, Forcenergy acquired a 50% interest in 17 State of Alaska lease tracts. Forcenergy's net expenditure in the lease sale was approximately $1.7 million.

     Great Western Acquisition. In January 1997, Forcenergy acquired all of the outstanding stock of Great Western for approximately $48.3 million. Great Western had oil and gas operations located primarily in the onshore Gulf Coast regions of Louisiana and Texas and offshore Gulf of Mexico. Great Western's highest value asset was South Marsh Island 18, which is strategically located adjacent to Forcenergy's recent SMI 11 #54 discovery. Great Western also had a 20% interest in an exploration concession in Peru. As of September 30, 1996, Great Western had total proved reserves of approximately 33.2 Bcfe of natural gas. Great Western's current net daily production is approximately 1,000 Bbls of oil and 12,000 Mcf of natural gas.

     Stewart Acquisition. In June 1997, Forcenergy acquired a 97.75% working interest in the West McArthur River Field, located in Cook Inlet, Alaska from Stewart Petroleum Company for $18.7 million and assumed operations of the field. Net production is currently approximately 1100 Bbls of oil per day. Net proved reserves approximated 2.6 MMbbl at June 5, 1997.

     Other Working Interest Acquisitions. In June 1996, Forcenergy acquired working interests in eleven Gulf of Mexico producing fields from Amerada Hess Corporation (the "Amerada Hess Acquisition") for a cash consideration of $6.9 million. In August 1996, Forcenergy acquired an additional working interest in one of these fields, Mustang Island 742/754, for approximately $4.0 million, increasing its total working interest in this field to 100%. In December 1996, Forcenergy acquired interests in eight fields in the Gulf of Mexico in three separate transactions for an aggregate purchase price of $23.5 million. The first transaction involved the acquisition of a 33% working interest position in Mustang Island Block 746, bringing Forcenergy's ownership in the block to 100%. In the second transaction Forcenergy acquired a 33% working interest position in the South Marsh Island Block 136/137 field, also bringing Forcenergy's ownership in the field to 100%. In the third transaction, Forcenergy acquired an average 20% working interest in seven fields in the Gulf of Mexico. Estimated net proven reserves associated with these acquisitions include approximately 862 Mbbls of oil and 21.7 Bcfe of natural gas. The interests acquired were producing approximately 500 BOPD and 12,000 Mcf of natural gas per day ("MCFPD"), net to Forcenergy's interest at the end of 1996. In February 1997, Forcenergy acquired an average 75% non-operated working interest in producing fields in the Permian Basin for an aggregate purchase price of $14.5 million. Estimated proven reserves associated with the properties totaled approximately 3.4 MMbbls of oil and 7.2 Bcf of natural gas as of the acquisition date. Current average net daily production from the properties is approximately 300 Bbls of oil and 700 Mcf of natural gas.

     During 1996, Forcenergy also acquired interests in certain undeveloped leasehold acreage or concessions in international areas primarily offshore Australia and Gabon, Africa. Exploratory activities in these areas have begun in 1997.

GULF OF MEXICO PROPERTIES

     Forcenergy currently holds working interests in 121 Gulf of Mexico and Gulf Coast lease blocks, including a 100% working interest in 43 of these blocks and 50% or greater working interest in 18 other blocks, and operates 53 of the producing blocks representing 75% of its current Gulf of Mexico/Gulf Coast production. On a pro forma basis, reflecting the Edisto and Convest Mergers, interests held in the Gulf of Mexico/Gulf Coast area will be increased to 164 lease blocks, including 64 blocks with greater than 50% working interests. The following table lists the average working interest, net proved reserves and the operator for Forcenergy's 13 largest offshore Gulf of Mexico properties, comprising approximately 82% of Forcenergy's net proved reserves in the Gulf of Mexico and 47% of Forcenergy's total net proved reserves, as of December 31, 1996:

                                                    ESTIMATED NET
                                                 PROVED RESERVES AT
                                                  DECEMBER 31, 1996
                                            -----------------------------
                                AVERAGE                NATURAL
                                WORKING       OIL        GAS       TOTAL
            FIELD               INTEREST    (MBBLS)    (MMCF)     (MMCFE)     OPERATOR
            -----               --------    -------    -------    -------     --------
South Marsh Island
  6/10/11/18/19/285
  Complex:....................    100%       5,352     30,471     62,583     Forcenergy
South Marsh Island Block 106
  North and Block 106
  South/Block 115.............    100%       3,519     12,156     33,270     Forcenergy
South Marsh Island 137 Field,
  Block 136/137...............    100%         886     21,071     26,387     Forcenergy
Ship Shoal 230 Field, Block
  219.........................    100%       1,963      5,835     17,613     Forcenergy
West Cameron 205 Field........    100%         103     13,719     14,337     Forcenergy
High Island A-467 Field.......    100%          93     10,453     11,011     Forcenergy
Ship Shoal 26 Field...........    100%         292      8,392     10,144     Forcenergy
Chandeleur 25 Field...........    100%          --      8,959      8,959     Forcenergy
High Island A-280 Field.......    100%          38      8,979      9,207     Forcenergy
Mustang Island 754............    100%          20      4,604      4,724     Forcenergy
Vermilion 262 Field...........     88%         873      8,525     13,763     Forcenergy
East Cameron 14 Field.........     50%         358     12,150     14,298     Forcenergy
South Pass 24 Field...........     71%       6,606     10,405     50,041     Third Party

ALASKA PROPERTIES

     Forcenergy currently holds an average 48% working interest in the McArthur River Field (Trading Bay Unit) and a 50% working interest in the Trading Bay Field located in the Cook Inlet. These fields had estimated net proved reserves of 25.9 million barrels of oil and comprised approximately 27% of Forcenergy's total estimated net proved reserves at December 31, 1996. Forcenergy also purchased in June 1997 a 97.75% working interest in the West McArthur River Field located in the Cook Inlet. Forcenergy operates this field which had net proved reserves of 2.6 MMbbls of oil at June 5, 1997.

1996 AND 1997 OFFSHORE AND GULF COAST DRILLING ACTIVITY


     During 1996 and continuing through July 1997, Forcenergy has continued to focus on increasing reserves and cash flow by targeting development, exploitation and exploration prospects on recently acquired properties, developed in most cases through the use of 3-D seismic data. Forcenergy spent $130.4 million in capital drilling expenditures during 1996, including $4.5 million in capitalized internal costs and $4.4 million on geological and geophysical costs, including 3-D seismic data. During the seven months ended July 1997, Forcenergy spent $137.2 million on capital drilling expenditures, including $6.4 million in capitalized internal costs and $8.0 million on geological and geophysical costs. In the Gulf of Mexico, Forcenergy successfully drilled nineteen of nineteen development wells and seven of ten exploratory wells during 1996. All five development wells drilled and eleven of nineteen exploratory wells drilled proved successful during the seven months ended July 1997. The following is a brief description of properties where significant activity occurred during 1996 and through the first seven months of 1997, all of which were operated by Forcenergy except for South Pass 24 field. The working interest ownership of Forcenergy is noted in parenthesis.


     South Marsh Island Block 106 North (SMI 106 N/2) and Block 106 South (SMI 106 S/2) and South Marsh Island 115 (100% working interest). Forcenergy acquired its working interests in these fields in a series of acquisitions from 1993 to 1995. During 1996, Forcenergy successfully drilled and completed six development and two exploratory wells in SMI 106 N/2. As of December 31, 1996, these eight wells were producing at a combined net average rate of 2,581 BOPD and 8,862 MCFPD. During 1997, two development wells were successfully drilled and are currently producing 152 BOPD and 3,608 MCFPD, net to Forcenergy's interest.

     East Cameron 14 Field (50% average working interest). A development well was completed in the first quarter of 1996. The well averaged 2,667 MCFPD, net to Forcenergy, increasing total net production in this field to 84 BOPD and 3,317 MCFPD by the end of 1996. Reserves were encountered in seven other zones in this well. Forcenergy is currently evaluating plans for additional drilling in the field.


     South Pass 24 Field (approximate 71% average working interest). During 1996, five development wells were drilled, all of which were completed. Initial production tests from the five completed wells totaled 335 BOPD and 238 MCFPD, net to Forcenergy increasing total net production in this field to 2,623 BOPD and 3,368 MCFPD by the end of 1996, compared with net production of 891 BOPD and 501 MCFPD at the time of acquisition of the properties. Under Louisiana law, new wells permitted prior to June 30, 1996, or wells which have been shut in for more than two years and which are permitted prior to that date, qualify for a five year exemption from the state severance tax of 12.5% on the value of oil production sold and $.07 per Mcf on the volume of natural gas sold during the five years following June 30, 1996. Three development wells are planned for the remainder of 1997, two of which are currently being drilled.



     Ship Shoal 230 Field, Block 219 (100% working interest). One dually completed well was drilled and completed in April 1996. Production from this well was averaging 450 BOPD and 618 MCFPD, net to Forcenergy by the end of 1996. Currently, average net production in this field is 860 BOPD and 2,079 MCFPD.



     High Island 467 Field (100% working interest). Forcenergy completed all three wells of a three-well drilling project during 1996. Two development wells and one exploratory well were drilled and were producing at a combined average rate of 153 BOPD and 10,118 MCFPD, net to Forcenergy, as of December 31, 1996. Total net field production was 116 BOPD and 14,674 MCFPD based on July 1997 production. Forcenergy plans to drill one exploratory well at High Island 467 during 1997. Additionally, Forcenergy drilled an exploratory well in the adjacent High Island 470 field which is currently producing at an average rate of 16 BOPD and 5,693 MCFPD, net to Forcenergy. Forcenergy plans to drill one development well at High Island 470 in 1997.


     South Marsh Island 6/10/11/18/19/285 Complex (100% working interest). In September 1996, Forcenergy completed drilling operations on an exploratory well which encountered approximately 140 feet of TVD (true vertical depth) pay in four sands and which added approximately 22.1 BCFE in estimated net proved reserves. This well was producing at net rates of 647 BOPD and 4,416 MCFPD as of December 31, 1996. During the fourth quarter of 1996, Forcenergy completed two development wells and drilled one exploratory dryhole. The two development wells were producing at a combined net rate of 578 BOPD and 5,699 MCFPD by the end of 1996. These drilling activities brought total net field production to 1,499 BOPD and 12,542 MCFPD for the field complex, as of December 31, 1996. In 1997, Forcenergy completed a development well and an exploratory well that added 17.5 BCFE in estimated net proved reserves and are currently producing approximately 837 BOPD and 14,083 MCFPD. Three exploitation/exploratory wells are planned for the remainder of 1997.

     South Timbalier 148 (15.5% working interest). One exploratory well was completed during 1996. The well was producing 150 BOPD and 3,984 MCFPD, net to Forcenergy as of December 31, 1996. During 1997, two exploratory wells were completed and are currently producing 2,547 BOPD and 8,085 MCFPD, net to

Forcenergy, prior to pipeline curtailments. Forcenergy plans to drill one additional exploratory well during the remainder of 1997.


     High Island 551 and High Island 552 (100% working interest). During April 1997, two exploratory wells were successfully completed in the High Island 552 field and are currently producing 11,361 MCFPD, net to Forcenergy. Forcenergy plans to drill two additional exploratory wells in this field during the remainder of 1997. In 1997, Forcenergy successfully drilled two exploratory wells in the High Island 551 field. Forcenergy anticipates that production from these wells will be established in early 1998.


ADDITIONAL FUTURE PROJECTS


     In addition to the activity described above, Forcenergy has identified a substantial inventory of additional exploitation, development, exploratory, workover and recompletion projects on its existing offshore properties which it may undertake over the next three to five years. Many of these projects are currently being reviewed by Forcenergy's geologists and geophysicists utilizing 3-D seismic data acquired in the last three years. No assurance can be given that any future exploration or development projects will lead to additional commercially viable reserves.


ONSHORE PROPERTIES

     Forcenergy owns working and royalty interests in approximately 2,461 producing oil and gas wells in 224 fields in the Rocky Mountain, Gulf Coast, Permian Basin and Appalachian regions of the United States. Management believes that Forcenergy's stable reserve base of long-lived, primarily non-operated, onshore properties complements the Gulf of Mexico operations by providing an additional source of cash flow that requires limited management involvement. Forcenergy's onshore properties accounted for approximately 15% of estimated net proved reserves at December 31, 1996. Approximately $4.3 million in capital was spent on onshore properties during 1996, 40% of which was incurred on the waterflood project in the Howard Glasscock/Snyder field. Capital expenditures on onshore properties were insignificant during the five months ended May 31, 1997. The following is a summary of Forcenergy's most significant onshore properties:

     Altamont/Bluebell Field. The Altamont/Bluebell Field is located in Duchesne and Uinta Counties, Utah. Forcenergy owns working interests ranging from less than 1% to 27.9% (average approximately 7%) in approximately 250 active wells and has overriding royalty interests in another 190 wells. Forcenergy also owns an 8.125% working interest in the Altamont natural gas processing plant. In the month of May 1997, Forcenergy's net production, including gas plant liquids, averaged 411 BOPD and 1,212 MCFPD. Estimated net proved reserves as of December 31, 1996 were 1,108 Mbbls and 3,189 MMcf.

     Whitney Canyon Field. Forcenergy owns working interests ranging from 14.1% to 18.9% in three wells in this Uinta County, Wyoming field and a 3.02% working interest in the Whitney Canyon gas processing plant. Forcenergy's share of total sales from processed gas and condensate and plant liquids currently averages 135 BOPD and 1,090 MCFPD. Net proved reserves as of December 31, 1996 for Forcenergy's Whitney Canyon wells and share of the gas processing plant were estimated at 223 Mbbls and 10,913 MMcf. Nine wells were connected during 1996 to the gas processing plant along a recently installed extension of the gathering system which currently processes gas from the Yellow Creek field located approximately 35 miles south of the plant.

     Howard Glasscock/Snyder Field. During 1995, Forcenergy acquired an approximate 50% non-operated working interest position in the Howard Glasscock/Snyder Field located in Howard County, Texas. During May 1996, Forcenergy increased its position in the Howard Glasscock/Snyder Field to 75%. Forcenergy and its partners drilled twenty water injection wells during 1996 and completed its planned secondary waterflood project in December 1996, with response anticipated during the second half of 1997. The field is experiencing an initial response to the waterflood project on several leases. During May 1997, production increased by 8% over the prior month. This response is expected to increase over the next three to four years. As of December 31, 1996, Forcenergy's net proved reserves were estimated at 2,170 Mbbls. Current daily production from primary recovery methods is 274 BOPD, net to Forcenergy.

ACREAGE DATA

     The following table sets forth the approximate developed and undeveloped acreage in which Forcenergy held a leasehold, mineral or other interest at December 31, 1996. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

                                           DEVELOPED ACRES         UNDEVELOPED ACRES
                                         --------------------    ----------------------
                                           GROSS        NET        GROSS         NET
                                         ---------    -------    ---------    ---------
Offshore -- Gulf of Mexico.............    364,660    172,354      138,062       87,592
Offshore -- Coastal Alaska.............    113,348     76,658       43,907       22,772
Onshore -- United States...............    717,189     78,120      348,980       90,702
Offshore -- Australia..................         --         --    2,786,623      696,656
Offshore -- Gabon, Africa..............         --         --      682,428      102,364
Onshore -- Other international.........         --         --      649,393      266,100
                                         ---------    -------    ---------    ---------
          Total........................  1,195,197    327,132    4,649,393    1,266,186
                                         =========    =======    =========    =========

OIL AND GAS RESERVES

     The following table summarizes the estimates of Forcenergy's historical net proved reserves as of January 1, 1997 and the present values attributable to those reserves on such date using constant prices and operating costs as of the valuation date, discounted at a rate of 10% per annum, in accordance with Commission guidelines. The reserve data and present values as of January 1, 1997 for the onshore properties, the Alaska properties and a small portion of the offshore properties have been estimated by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants. The reserve data and present values as of January 1, 1997 for the majority of the offshore properties have been estimated by Collarini Engineering Inc., independent petroleum engineering consultants. (See Note 15 to Forcenergy's Financial Statements)

                                                              AS OF JANUARY 1, 1997
                                                              ---------------------
Net Proved Reserves:
Liquids (Mbbls)(1)..........................................           54,659
Natural gas (Mmcf)..........................................          256,913
          Total (MMcfe).....................................          584,867
Present value of future net revenues before income taxes
  (thousands)...............................................       $1,055,911
Standardized measure of discounted future net cash flows
  (thousands)(2)............................................          802,145

---------------

(1) Includes crude oil, condensate and natural gas liquids.

(2) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income taxes discounted at 10% in accordance with Statement of Financial Accounting Standards No. 69.

     Since January 1, 1996, Forcenergy has not filed any estimates of proved oil and gas reserves with any federal authority or agency other than with the Commission.

DRILLING ACTIVITY

     The following table sets forth the drilling activity of Forcenergy on its properties for the twelve month periods ended December 31, 1996, 1995 and 1994.

                                                                   YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------
                                                              1996           1995           1994
                                                          ------------    -----------    -----------
                                                          GROSS   NET     GROSS   NET    GROSS   NET
                                                          -----   ----    -----   ---    -----   ---
OFFSHORE DRILLING ACTIVITY:
Development:
  Oil...................................................   11     10.4      8     5.9      1     1.0
  Gas...................................................    8      5.7      2     1.7      5     3.7
  Non productive........................................    1       .2     --     --       1     1.0
                                                           --     ----     --     ---     --     ---
          Total.........................................   20     16.3     10     7.6      7     5.7
                                                           ==     ====     ==     ===     ==     ===
Exploratory:
  Oil...................................................    5      4.4      5     5.0     --      --
  Gas...................................................    2      1.3      2     1.5      1     0.3
  Non productive........................................    4      1.4      2     2.0     --      --
                                                           --     ----     --     ---     --     ---
          Total.........................................   11      7.1      9     8.5      1     0.3
                                                           ==     ====     ==     ===     ==     ===
ONSHORE DRILLING ACTIVITY:
Development:
  Oil...................................................    4      2.0      2     0.1      9     0.5
  Gas...................................................   --       --     --     --       4     1.7
  Non productive........................................   --       --     --     --      --      --
                                                           --     ----     --     ---     --     ---
          Total.........................................    4      2.0      2     0.1     13     2.2
                                                           ==     ====     ==     ===     ==     ===
Exploratory:
  Oil...................................................   --       --     --     --      --      --
  Gas...................................................   --       --      1     0.5      4     0.2
  Non productive........................................    1       .2      3     2.0      4     2.8
                                                           --     ----     --     ---     --     ---
          Total.........................................    1       .2      4     2.5      8     3.0
                                                           ==     ====     ==     ===     ==     ===

PRODUCTIVE WELLS

     The following table sets forth the number of productive oil and gas wells in which Forcenergy owned a working interest at December 31, 1996:

                   TOTAL PRODUCTIVE WELLS                     GROSS    NET
                   ----------------------                     -----    ---
Oil.........................................................  1,540    543
Gas.........................................................    512    250
                                                              -----    ---
          Total.............................................  2,052    793
                                                              =====    ===

     Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Forcenergy has only 16 wells that are completed in more than one producing horizon; those wells have been counted as single wells.

                         SELECTED FINANCIAL INFORMATION



     The following table sets forth selected historical financial data for Forcenergy as of and for each of the periods indicated. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Forcenergy's financial statements included elsewhere in this prospectus or incorporated by reference. No cash dividends have been declared for any of the periods presented.



                                          SIX MONTHS ENDED
                                              JUNE 30,                FOR THE YEARS ENDED DECEMBER 31,
                                         ------------------   -------------------------------------------------
                                           1997      1996       1996       1995      1994      1993      1992
                                         --------   -------   --------   --------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
REVENUES:
  Oil and gas sales(1).................  $134,131   $57,477   $138,698   $ 72,147   $58,354   $49,652   $24,937
  Other(1).............................     1,015       276        683        494       388       441       475
                                         --------   -------   --------   --------   -------   -------   -------
                                          135,146    57,753    139,381     72,641    58,742    50,093    25,412
EXPENSES:
  Lease operating                          35,366    16,819     38,786     24,507    23,744    16,632     7,769
  Depletion, depreciation and
     amortization......................    53,356    24,162     58,464     31,295    24,572    19,889     8,014
  Production taxes.....................     2,231     1,653      3,454      1,868     1,701     1,560       606
  General and administrative...........     7,141     3,575      7,971      5,670     6,463     3,166     2,523
                                         --------   -------   --------   --------   -------   -------   -------
                                           98,094    46,209    108,675     63,340    56,480    41,247    18,192
                                         --------   -------   --------   --------   -------   -------   -------
INCOME FROM OPERATIONS.................    37,052    11,544     30,706      9,301     2,262     8,846     6,500
Interest and other income (loss).......     1,748       237        650       (561)      789       545       197
Interest expense, net of amounts
  capitalized..........................   (14,760)   (5,913)   (13,367)   (11,668)   (9,529)   (6,192)   (2,303)
                                         --------   -------   --------   --------   -------   -------   -------
Income (loss) before income taxes......    24,040     5,868     17,989     (2,928)   (6,478)    3,199     4,394
Income tax provision (benefit)(2)......     8,920     2,188      6,711     (1,075)   (2,403)    2,337        --
Minority interest......................        --        --         --         --        --       107       132
                                         --------   -------   --------   --------   -------   -------   -------
Net income (loss)(2)...................  $ 15,120   $ 3,680   $ 11,278   $ (1,853)  $(4,075)  $   755   $ 4,262
                                         ========   =======   ========   ========   =======   =======   =======
Net income (loss) per common and common
  equivalent share(2)..................  $    .63   $   .20   $    .57   $   (.14)  $  (.50)
                                         ========   =======   ========   ========   =======
UNAUDITED PRO FORMA DATA(2):
  Income before income taxes, including
     minority interest.................                                                       $ 3,092   $ 4,262
  Income tax provision.................                                                         1,207     1,639
                                                                                              -------   -------
  Net income...........................                                                       $ 1,885   $ 2,623
                                                                                              =======   =======
  Net income per common share..........                                                       $   .29   $   .41
                                                                                              =======   =======
  Weighted average common and common
     equivalent shares.................                         19,726     12,910     8,188     6,520     6,451



                                      SIX MONTHS ENDED
                                           JUNE 30                          AS OF DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                     --------   --------   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
  Working capital (deficit)........  $(33,057)  $(15,097)  $  6,745   $(11,775)  $  5,445   $  1,865   $ (1,246)
  Total assets.....................   758,542    391,674    585,925    335,090    220,287    187,786    127,684
  Total liabilities................   492,637    232,964    336,989    180,129    149,226    144,450     82,432
  Long-term debt...................   375,100    175,135    272,932    130,729    131,646    127,234     75,758
  Stockholders' equity.............   265,905    158,710    248,936    154,961     71,061     43,336     45,252


---------------


(1) Natural gas liquid revenues for 1992, 1993 and 1994 have been reclassified from other revenues to oil and gas sales for consistent presentation with 1995 and 1996 revenues.



(2) Prior to September 14, 1993, Forcenergy was exempt from United States federal and certain state income taxes as a result of its partnership status. The unaudited pro forma data reflects the income tax expense that would have been recorded had Forcenergy not been exempt from paying such income taxes. Net income per share data for 1993 and 1992 is described as unaudited pro forma because of Forcenergy's former partnership status.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


                           AND RESULTS OF OPERATIONS



     The following discussion is intended to assist in an understanding of Forcenergy's historical financial position and results of operations for each year of the three-year periods ended December 31, 1996 and the six month periods ended June 30, 1997 and 1996 and should be read in conjunction with the financial statements of Forcenergy incorporated by reference herein.



RESULTS OF OPERATIONS



  Production Data



     The following table sets forth Forcenergy's historical oil and natural gas production data during the periods indicated (production in thousands):



                                           SIX MONTHS ENDED
                                                JUNE 30          YEAR ENDED DECEMBER 31,
                                           -----------------   ---------------------------
                                            1997      1996      1996      1995      1994
                                           -------   -------   -------   -------   -------
Production:
  Liquids (Mbbls)(1).....................    3,965     1,778     4,006     2,343     1,753
  Natural gas (MMcf).....................   26,598    12,772    32,738    21,112    17,121
  Total (MBOE)...........................    8,398     3,907     9,462     5,862     4,607
Average realized sales prices:
  Oil (per Bbl)..........................  $ 18.45   $ 17.01   $ 17.07   $ 17.23   $ 15.69
  Plant products (per Bbl)...............    15.17     13.10     14.96     10.00      9.96
  Liquids(1).............................    18.30     16.75     16.93     16.46     15.04
  Natural gas (per Mcf)..................     2.31      2.17      2.16      1.59      1.87
Expenses (per MBOE):
  Lease operating........................  $  4.21   $  4.31   $  4.08   $  4.20   $  5.16
  Production taxes.......................      .27       .42       .36       .30       .36
  Depletion, depreciation and
     amortization........................     6.36      6.18      6.18      5.28      5.28
  General and administrative, net........      .85       .92       .84       .96      1.18


---------------


(1) Includes crude oil, condensate and natural gas liquids.



COMPARISON OF THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND JUNE 30, 1996



     Operating and Net Income. Forcenergy's operating income increased to $37.1 million for the six months ended June 30, 1997 compared to $11.5 million for the same period last year, a 221% improvement. Net income for the first half of 1997 increased 311% to $15.1 million compared to net income of $3.7 million for the six months ended June 30, 1996. The increase in both operating income and net income was primarily attributable to higher production levels and, to a lesser extent, higher average net realized liquids and gas prices.



     Production. Net liquid production increased by 123% to 3,965 Mbbls for the first six months of 1997 compared to the 1,778 Mbbls produced during the same period last year. Net gas production increased to 26,598 Mmcf in the 1997 period, an 108% improvement over the 12,772 Mmcf reported for the first six months of 1996. The increase in both liquids and gas production stems primarily from Forcenergy's successful drilling activities during the latter part of 1996 and 1997, the acquisition of producing properties in the Gulf of Mexico, and the acquisition of crude oil producing properties in the Cook Inlet area, Alaska.



     Revenues. Revenues for the six months ended June 30, 1997 increased 134% to $135.1 million as compared to $57.8 million for the same period in 1996, primarily due to higher production volumes and, to a lesser degree, higher average net realized liquids and gas prices. Average net realized liquids prices increased by 9% to $18.30 compared to the $16.75 reported for the same period in 1996. Net realized natural gas prices rose to $2.31 for the 1997 period, a 7% increase over the $2.17 received for the comparable period of 1996.



     For the first six months of 1997, average prices received for field production were $19.16 per barrel and $2.47 per Mcf for oil and natural gas, respectively. Hedging activities during 1997, specifically a $2.7 million reduction in oil revenue and a $4.2 million reduction in natural gas revenue, reduced prices to $18.45 per barrel for oil and $2.31 per Mcf for natural gas. Average prices received for field production were $19.03 per barrel and $2.31 per Mcf for oil and natural gas, respectively, for the six months ended June 30, 1996. Hedging activities during the same period reduced oil and gas prices to $17.01 per barrel and $2.17 per Mcf, respectively, as a result of a $3.4 million reduction in oil revenue and a $1.8 million reduction in natural gas revenue. Forcenergy's hedging activities consist of forward sales contracts and commodity swaps that guarantee a certain level of cash flow from production.



     Lease Operating Expenses. For the six months ended June 30, 1997, lease operating expenses increased by 110% to $35.4 million as compared to the $16.8 million reported for the comparable period in 1996. The increase primarily related to properties acquired in the latter half of 1996 and, to a lesser degree, higher workover costs during the 1997 period. On an equivalent unit of production basis, lease operating expenses decreased by 2% from $4.31 per BOE for the first six months of 1996 to $4.21 per BOE for the first six months of 1997. The decrease was mainly attributable to increased production on existing properties as a result of successful drilling activities and generally higher operating costs associated with crude oil properties acquired in the Cook Inlet area, Alaska which was partially offset by higher workover costs during the 1997 period.



     Depletion, Depreciation and Amortization. During the six months ended June 30, 1997, depletion, depreciation and amortization increased to $53.4 million a compared to the $24.2 million reported for the comparable period in 1996. The increase was attributable to increased production from acquisitions and drilling activities and, to a lesser extent, an increase in the depletion rate per unit of production to $6.36 per BOE in the first six months of 1997 from $6.18 per BOE for the comparable period of 1996.



     General and Administrative. General and administrative expense, which is net of overhead reimbursements and capitalized internal costs, was $7.1 million in the first six months of 1997 compared with the $3.6 million reported for the comparable period of 1996. This increase was attributable to the overall growth of Forcenergy during the latter part of 1996 and the first half of 1997. On a barrel equivalent basis, general and administrative expenses decreased by 8% to $.85 per BOE for the first six months of 1997, from $.92 per BOE for the same period in 1996, as a result of higher production levels in the 1997 period.



     Interest and Other Income. Interest and other income increased to $1.7 million in the 1997 period as compared to the $237,000 reported for the comparable 1996 period. The increase resulted primarily from Forcenergy's equity in the net income of Cook Inlet Pipeline Company (a 30% owned subsidiary acquired in January 1997 as part of the acquisition of producing oil properties in the Cook Inlet area of Alaska) which amounted to $900,000.



     Interest Expense. Interest expense, net of amounts capitalized, increased to $14.8 million in the six months ended June 30, 1997 as compared to the $5.9 million reported for the comparable period of 1996. The increase in interest expense was primarily due to the increase in long-term debt and, to a lesser extent, higher interest rates.



     Income Tax Provision. Income tax expense increased by $6.7 million to $8.9 million, primarily as a result of the improvement in results of operations for the first six months of 1997 as compared to the same period in 1996.



     Earnings Per Share. Earnings per share improved by 215% to $.63 per common and common equivalent share for the first six months of 1997 as compared to the $.20 per common and common equivalent share reported for the comparable 1996 period, calculated on weighted average common and common equivalent shares of approximately 24.0 million and 18.3 million for 1997 and 1996, respectively.



COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995



       Operating and Net Income. Operating income increased to $30.7 million for the year ended December 31, 1996, a 230% improvement compared to the $9.3 million reported for the prior year. Net income for 1996 rose to $11.3 million compared to a net loss of $1.9 million in 1995. The improvement in both operating income and net income/loss was attributable primarily to higher production volumes and higher net realized oil and gas prices.

       Production. Forcenergy's net liquids production rose to 4,006 Mbbls for the year ended December 31, 1996 from 2,343 Mbbls in 1996, a 71% improvement. Net gas production increased to 32,738 Mmcf in 1996, a 55% increase over the 21,112 Mmcf produced last year. On an equivalent unit basis, 1996 oil and gas production increased to 56,774 Mmcfe, 61% more than the 35,170 Mmcfe produced during 1995. The increase in both oil and gas production was attributable to new production from recent acquisitions of oil and gas properties as well as from successful drilling and workover programs begun in late 1995 and continuing through 1996.



     Revenues. Revenues for the 1996 year increased to $139.4 million, a 92% improvement over the $72.6 million reported last year, primarily because of higher production volumes and higher net realized prices. Average net realized liquid prices rose to $16.93 per barrel in 1996, a 3% increase over the $16.46 per barrel received in 1995. Average net realized gas prices rose to $2.16 per Mcf in 1996, a 36% increase over the $1.59 per Mcf reported in 1995.



     Average prices received for field production for the 1996 year were $20.49 per bbl and $2.40 per mcf for oil and natural gas, respectively. After taking into account the effects of 1996 hedging activities entered into to guarantee a certain level of cash flow from production, specifically a $12.8 million reduction in oil revenue and a $7.7 million reduction in gas revenue, net realized prices were reduced to $17.07 per bbl and $2.16 per mcf for oil and natural gas, respectively. Average realized prices for 1995 were $17.23 per bbl of oil and $1.59 per mcf of gas. Effects of hedging activities were not significant in the year ended December 31, 1995.



     Lease Operating Expenses. Lease operating expenses were $38.8 million in 1996 compared to the $24.5 million reported for 1995, an increase primarily due to new fields acquired during 1995 and 1996 and to workover-type repair and maintenance activities in 1996. On an equivalent unit of production basis, expenses decreased to $.68 per Mcfe in 1996 from $.70 per mcf in 1995, a decrease attributable primarily to increased production levels on existing properties during the latter part of 1996.



     Depletion, Depreciation and Amortization ("DD&A"). DD&A expense increased to $58.5 million in 1996 from the $31.3 million reported for 1995, an increase attributable to higher production levels and to an increase in the DD&A rate per unit of production to $1.03 per Mcfe, compared to $.88 per mcf in 1995.



     General and Administrative. General and administrative costs were $8.0 million in 1996 compared with $5.7 million reported in 1995, an increase due to the overall growth of Forcenergy during the latter half of 1995 and through 1996. On an equivalent Mcf produced basis, general and administrative expenses decreased to $.14 per Mcfe in 1996 from a rate of $.16 per Mcfe in 1995, primarily due to the higher production levels in 1996.



     Income Tax Provision (Benefit). Income tax expense increased to $6.7 million in 1996, from a benefit of $1.1 million in 1995, due to the improvement in results of operations compared to 1995.



COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994



     Operating and Net Income. Operating income increased 304%, to $9.3 million in 1995 from $2.3 million in 1994. Forcenergy's net loss for 1995 was $1.9 million compared with a net loss of $4.1 million in 1994. These improvements were attributable to higher oil and gas production and lower per unit lease operating costs.



     Production. Net liquid production increased by 34%, to 2,343 Mbbls in 1995 from 1,753 Mbbls in 1994 and net gas production increased by 23%, to 21.1 Bcf in 1995 from 17.1 Bcf in 1994. Forcenergy's total net equivalent production increased to 35.2 Bcfe in 1995, a 28% improvement over the 27.6 Bcfe produced in 1994, due primarily to the acquisition of additional offshore properties in late 1994 and in early 1995 and the addition of new production attained from the successful 1995 drilling program.



     Revenues. Total revenues increased 24% to $72.6 million in 1995 compared with $58.7 million in 1994, primarily because of higher production volumes, which in turn resulted from acquisitions closed during 1995 and Forcenergy's successful drilling program. Oil revenues for the year increased by 47%, to $38.6 million in 1995 from $26.3 million in the prior year. Average net realized liquid prices of $16.46 per barrel in 1995 were

9% higher than the $15.04 per barrel received in 1994. Gas revenues rose to $33.6 million in 1995, 5% more than the $31.9 million in 1994; however, average net realized gas prices declined to $1.59 per Mcf in 1995, 15% below the $1.87 average per Mcf received in 1994.



     Lease Operating Expenses. Lease operating expenses increased by $763,000, or 3%, in 1995 compared to 1994 because of the addition of new properties; however, on an Mcfe produced basis, costs declined 19% from $.86 per Mcfe in 1994 to $.70 per Mcfe in 1995. This decline in the per unit cost was attributable to Forcenergy's success in adding new production through development of new reserves from existing properties and facilities and through acquiring new properties that provide operating synergies with existing properties.



     Depletion, Depreciation and Amortization. Total DD&A increased 27% to $31.3 million during 1995 compared with $24.6 million during 1994, primarily as a result of higher production volumes in 1995 as the DD&A rate was substantially the same for both years.



     General and Administrative. General and administrative expenses declined to $5.7 million in 1995, 12% less than the $6.5 million incurred in 1994. The costs for 1994 reflected higher third-party engineering and consulting fees associated with several acquisition possibilities that never materialized. Additionally, Forcenergy billed more general and administrative expenses, as provided for in joint operating agreements, to joint interest owners in 1995 due to the increased drilling activity.



     Interest Expense. Interest expense, net of amounts capitalized, increased 23% to $11.7 million, compared to $9.5 million in 1994. This increase was primarily attributable to the acquisition related increases in Forcenergy's debt levels prior to the repayment of a portion of that debt with proceeds from the initial public offering.



     Interest and Other Income. Interest and other income (loss) reflected a net charge of $561,000 in 1995 compared with income of $789,000 in 1994. The 1995 charge included a non-cash adjustment to certain balance sheet items associated with activities in previous years. Interest income was $474,000 in 1995 compared with $454,000 in the prior year.



     Income Tax Provision (Benefit). The income tax benefit decreased to $1.1 million in 1995, from $2.4 million in 1994, due to the improvement in the results of operations.



LIQUIDITY AND CAPITAL RESOURCES



     Forcenergy has historically funded its operations, acquisitions, capital expenditures and working capital requirements through cash flow from operations, bank borrowings and private and public placements of debt and equity securities. Forcenergy's primary sources of funds for each of the periods indicated herein were as follows:



                                        SIX MONTHS ENDED
                                            JUNE 30,
                                       ------------------
                                         1997      1996       1996        1995      1994
                                       --------   -------   ---------   --------   -------
Net cash provided by operating
  activities.........................  $ 87,609   $27,052   $  65,228   $ 28,574   $22,433
Borrowings under the Senior Credit
  Facility...........................    81,262    85,377     255,968     35,709     6,872
Repayments under the Senior Credit
  Facility...........................   (16,094)  (42,313)   (250,091)   (38,666)
Proceeds from issuance of common
  stock..............................                          46,318     55,753    31,800
Issuance of long-term debt, net of
  expenses...........................   193,414        --     169,114         --        --



     Forcenergy had negative working capital of $33.1 million at June 30, 1997 as compared to working capital of $6.7 million at December 31, 1996. The decrease in working capital was mainly attributable to an increase in accounts payable and accrued liabilities associated with Forcenergy's second quarter 1997 drilling and workover activities and, to a lesser extent, accrued interest, which was partially offset by an increase in other current assets as a result of prepayments for drilling activities and operations.

     Forcenergy generated approximately $87.6 million in cash from operations during the first six months of 1997. Forcenergy's cash flow from operations has increased significantly in 1997 due to the acquisition of producing properties, the successful 1996/1997 drilling programs, and to a lesser extent, higher net realized oil and gas prices.



     Total capital expenditures were $190.0 million for the six months ended June 30, 1997, including $92.7 million for acquisitions. Funding for these expenditures was provided through Forcenergy's existing Senior Credit Facility, the 8 1/2% Senior Subordinated Notes (discussed below), and cash generated from operations. Capital expenditures were $284.0 million including acquisitions of $152.5 million during 1996. Funding for these expenditures was provided through Forcenergy's existing Senior Credit Facility, net proceeds from the 1996 offerings (discussed below) and funds from operations. Capital expenditures, including acquisitions, were $144.7 million and $58.2 million in 1995 and 1994, respectively.



     Total long-term debt at June 30, 1997 was $375.1 million as compared to $272.9 million at December 31, 1996. During February 1997, Forcenergy completed a private placement of $200 million in 8 1/2% Senior Subordinated Notes priced at $99.338 for a yield to maturity of 8.6%. Forcenergy received approximately $194.0 million in net proceeds and used the majority of those proceeds to repay all outstanding indebtedness under Forcenergy's Senior Credit Facility and to pay for a portion of producing property acquisitions that occurred during June 1997.



     During November 1996, Forcenergy sold, in concurrent public offerings (the "1996 Offerings"), $175 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2006 and 1,635,408 shares of Common Stock. Concurrently with the 1996 Offerings, all of the outstanding 7% Exchangeable Subordinated Notes were converted into Common Stock, and options to purchase 214,866 shares of common stock were exercised by certain holders of the 7% Exchangeable Subordinated Notes. Forcenergy received approximately $210 million in aggregate net proceeds (after underwriting fees, commissions and estimated offering expenses), a substantial portion of which were used to retire all outstanding borrowings under Forcenergy's Senior Credit Facility. The balance of the net proceeds were utilized for general corporate purposes, including capital expenditures and acquisitions.



     On March 31, 1997, at the discretion of Forcenergy, the borrowing base under the Senior Credit Facility was reduced to $50 million to reduce the commitment fees associated with undrawn amounts under the Senior Credit Facility. At July 31, 1997, Forcenergy had approximately $31 million available under the facility. The Senior Credit Facility contains certain covenants which include maintenance of a minimum tangible net worth, certain financial ratios, restrictions on asset sales, affiliated transactions and compensation and certain limitation on dividends and additional debt or liens. Forcenergy is in compliance with these covenants, or has received waivers in the event of non-compliance.



     Forcenergy's capital expenditure budget for 1997, exclusive of acquisitions, is estimated to be approximately $195 million. Forcenergy will continue to evaluate its capital spending plans throughout the year. Actual levels of capital expenditures may vary significantly due to a variety of factors, including drilling results, oil and gas prices, industry conditions and outlook, future acquisitions of properties and the availability of capital. Although the 1997 budget does not incorporate any acquisitions, Forcenergy will continue to selectively seek acquisition opportunities where it believes significant exploration and development potential exists.



     Forcenergy utilizes, from time to time, forward sales contracts and commodity swaps for portions of its current oil and gas production to achieve more predictable cash flows and to reduce its exposure to fluctuations in oil and gas prices. The remaining portion of current production is not hedged so as to provide Forcenergy the opportunity to benefit from increases in prices on that portion of the production, should price increases materialize. Forcenergy has entered into forward sales and swap arrangements with respect to approximately 24% of its estimated net natural gas production through the third quarter of 1997 at a weighted average price of approximately $2.37 per Mcf. Forcenergy has also hedged through swaps approximately 5% of its estimated net oil production through the second quarter of 1997 at a weighted average price of $18.25 per Bbl. In addition, Forcenergy has hedged another 19% of its current net oil production through the end of the year using collar arrangements with a floor of $18.00 per Bbl and ceilings of $23.90 and $26.30 per Bbl.

     Effective June 18, 1997, Forcenergy was accepted for listing with the New York Stock Exchange. Forcenergy's common stock began trading under the symbol FEN on that day.



     Management believes that cash flows from operations and borrowing capacity under Forcenergy's Senior Credit Facility will be adequate to meet currently anticipated liquidity needs, including funding Forcenergy's financial obligations and capital expenditure program.

                          INFORMATION REGARDING EDISTO

BUSINESS OF EDISTO

     Edisto's operating activities include only oil and gas exploration and production, which is conducted through its 72% interest in Convest.

     Prior to December 10, 1996, Edisto was engaged in the purchase and resale of natural gas to a diversified customer base, primarily industrial/commercial companies, local distribution companies, and industry partners. Edisto conducted its gas marketing operations (i) in the United States through its subsidiary Energy Source, Inc. ("Energy Source"), and (ii) in Western Canada through its subsidiary Energy Source Canada, Inc. ("Energy Source Canada"). Energy Source aggregated natural gas supplies from producing basins in the United States and Canada, arranged transportation through pipelines from points of purchase to points of sale, and resold natural gas volumes to customers under a variety of standard and customized arrangements. These arrangements included a variety of short-term and long-term market sensitive and fixed priced contracts and financial instruments. On December 10, 1996, Energy Source and Energy Source Canada sold substantially all of their assets to two subsidiaries of Pacific Gas Transmission Company.

     Prior to the completion of Edisto's acquisition of a majority interest in Convest on June 26, 1995, Edisto's oil and gas operations were conducted through its subsidiary, Edisto E&P. Edisto E&P was formed in June 1993, upon the emergence from bankruptcy of Edisto and certain of its exploration and production subsidiaries.

     In April 1996, Edisto sold an 11% interest in the Zarat Permit covering approximately 246,000 acres offshore Tunisia for $1.4 million which resulted in a gain of approximately $0.3 million. This was Edisto's last remaining international oil and gas property.

     On November 18, 1994, Edisto purchased 1,321,371 shares of Common Stock of Convest from two subsidiaries of Windsor Energy Corp. The purchased shares constituted approximately 31% of the outstanding Convest Common Stock. The purchase price was $8.9 million in cash, or $6.74 per share.

     On June 26, 1995, Convest purchased the stock of Edisto's oil and gas exploration and production subsidiary, Edisto E&P, in consideration for 6,185,400 newly issued shares of Convest Common Stock and $10,000 in cash. These newly issued shares increased Edisto's interest in Convest from 31% to 72% of the outstanding Common Stock of Convest. Upon the closing of the transaction with Convest, the Convest Board of Directors was restructured so that affiliates of Edisto constituted a majority of Convest's Board of Directors. In April 1996, Edisto purchased an additional 92,000 shares of Convest Common Stock on the open market which increased its interest in Convest to 73%. Edisto owns 7,598,771 shares of Convest Common Stock.

                                     EDISTO

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


     The following table sets forth selected consolidated financial information for Edisto as of the dates and for the periods indicated. The following selected historical consolidated financial information for each of the years ended December 31, 1992 through 1996 have been derived from Edisto's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial information for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Edisto, which have been prepared on the same basis as that of the Consolidated Financial Statements of Edisto and, in the opinion of Edisto, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Edisto for such periods. Edisto's results of operations for the periods after June 30, 1993 are not comparable in all respects to its results of operations for the periods prior to June 30, 1993 due to the adoption of fresh-start reporting in conjunction with Edisto's emergence from bankruptcy on June 29, 1993. Prior periods for the predecessor entity have not been restated to reflect the discontinued transmission, marketing and manufacturing segments. The selected consolidated financial information should be reviewed in conjunction with the consolidated financial statements of Edisto and the notes thereto and Edisto's Management's Discussion and Analysis of Financial Condition and Results of Operations set forth elsewhere in this Joint Proxy Statement/Prospectus. See "Information Regarding Edisto." The information set forth in the table below is not covered by the report of Edisto's independent public accountants included elsewhere in this Joint Proxy Statement/Prospectus. No cash dividends have been declared for any of the periods presented.



                                       SIX MONTHS
                                         ENDED                                            SIX MONTHS    SIX MONTHS
                                        JUNE 30,           YEAR ENDED DECEMBER 31,          ENDED         ENDED       YEAR ENDED
                                   ------------------   ------------------------------     JUNE 30,      JUNE 30,    DECEMBER 31,
                                     1997      1996       1996       1995       1994         1993          1993          1992
                                   --------   -------   --------   --------   --------   ------------   ----------   ------------
                                      (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Oil and gas production
  revenues.......................  $ 25,917   $22,033   $ 47,222   $ 51,450   $ 46,788     $ 29,520      $ 35,419      $ 64,941
Gas marketing revenues...........        --        --         --         --         --           --       172,514       315,070
Total revenues...................    25,917    22,033     47,222     51,450     46,788       29,520       212,282       385,469
Income (loss) from continuing
  operations.....................     6,755     1,471      5,603     (3,174)     8,735        8,934       (71,188)      (40,341)
Net income (loss) attributable to
  Common Stock...................     6,755     2,943     20,154     (6,597)     7,151        5,600       (66,217)      (46,124)
Net income (loss) per common
  share:
  Continuing operations..........       .48       .11        .41       (.25)       .68          .70        (52.77)       (35.25)
  Discontinued operations........        --       .12       1.08       (.26)      (.13)        (.26)        (4.85)        (4.65)
  Extraordinary gain.............        --        --         --         --         --           --          8.53            --
                                   --------   -------   --------   --------   --------     --------      --------      --------
  Net income (loss) per common
    share........................  $    .48   $   .23   $   1.49   $   (.51)  $    .55     $    .44      $ (49.09)     $ (39.90)
                                   ========   =======   ========   ========   ========     ========      ========      ========
Weighted average common shares
  outstanding....................    14,019    12,930     13,496     12,954     12,926       12,848         1,349         1,156
Current assets...................  $ 86,532   $69,177   $ 84,459   $ 58,669   $ 66,542     $ 50,601      $ 48,596      $104,911
Total assets.....................   143,281   128,212    141,437    125,852    116,463      111,877       131,855       325,769
Current liabilities..............    17,691    17,254     21,816     19,232     28,705       27,620        55,250       117,429
Long-term liabilities............    20,085    31,707     22,898     39,092     13,576       18,167        16,115        57,082
Pre-petition liabilities:
  Subject to compromise --
    long-term....................        --        --         --         --         --           --            --       112,726
  Not subject to compromise --
    long-term....................        --        --         --         --         --           --            --        13,046
Stockholders' equity.............   105,505    79,250     96,723     67,528     74,182       66,090        60,490        25,486

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS   OF
OPERATIONS


     Edisto conducts its oil and gas operations through its 72% ownership interest in Convest. Edisto owns 7,598,771 shares of Convest Common Stock. During December 1996, Edisto sold substantially all of the assets of its gas marketing affiliates, Energy Source and Energy Source Canada (collectively "Energy Source") for approximately $43.3 million. Subsequent to the sale of Energy Source, Edisto's only significant line of business is its oil and gas operations conducted through its ownership in Convest.


FINANCIAL RESULTS


     The significant events during the six months ended June 30, 1997 are described below:



     Results of Operations. Edisto had net income of $6.8 million for the six months ended June 30, 1997. See "Results of Operations" below. The following table summarizes Edisto's income between its investment in Convest and other corporate income:



                                                                SIX MONTHS
                                                                  ENDED
                                                              JUNE 30, 1997
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
Convest Energy Corporation, net of minority interest........      $6,182
Corporate and other.........................................         573
                                                                  ------
          Total Operating Income............................      $6,755
                                                                  ======



     Proposed Merger with Forcenergy Inc. On June 19, 1997, Edisto, Convest, Forcenergy, and a Forcenergy subsidiary executed the Merger Agreement providing for Edisto and Convest to be merged into Forcenergy.



     Under the Merger Agreement, (a) each issued and outstanding share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and
(ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock, and
(b) each issued and outstanding share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that in no event will the Weighted Average Trading Price of Forcenergy Common Stock be less than $28.96 nor more than $34.96. Cash will be paid in lieu of fractional shares of Forcenergy Common Stock. The mergers are expected to close in early October.



     The majority shareholders of Edisto and Convest have agreed to vote their respective shares in favor of the transaction thereby assuring the required shareholder approval of the Merger Agreement. In addition, investment funds and accounts managed by TCW Special Credits and Oaktree Capital Management, L.L.C., which hold approximately 51% of Edisto's Common Stock, have agreed to vote for the transaction. In addition, such investment funds and accounts have contractually agreed not to sell 80% of the Forcenergy Common Stock received in the transaction for a period of six months after the closing. Edisto currently owns approximately 72% of the outstanding shares of Common Stock of Convest, and has agreed in the Merger Agreement to vote its shares of Convest Common Stock in favor of the transaction.



     High Island Block 195 Drilling. During January 1997, Convest participated in the drilling of an exploratory well on Block 195 of the High Island area of the Gulf of Mexico to test a prospect identified by 3-D seismic. The 195 #3 well was directionally drilled to approximately 13,000' and discovered productive gas sands in the Upper Rob "M." Total cost of the well was approximately $1.1 million net to Convest's 23.4% working interest.



     During March 1997 Convest participated in an additional exploratory test well on Block 195 to test a deeper prospect on the block. The 195 #4 well was directionally drilled to approximately 15,200' and encountered productive gas sands in the Lower Rob "M." Total cost of the well was approximately $1.4 million net to Convest's 23.4% working interest.



     Gas production from the producing wells on Block 195 is being processed from an existing platform located on High Island Block 176. During the second quarter of 1997, Convest participated in the installation of flowlines and certain facility enhancements on the platform on Block 176 at an aggregate cost to date of approximately $200,000. The four wells on Block 195 are currently producing in excess of 60 MMCF of gas per day. Convest has a net revenue interest of 19.5% in the production from the block. In addition, it is anticipated that the operator of the High Island Block 195 will propose drilling an additional well during 1997.



     West Cameron Block 607 Drilling. In March 1997, Convest participated in the drilling of an exploratory test well which was drilled from the existing platform on Block 607 of the West Cameron area of the Gulf of Mexico. The 607 A-4 exploratory well successfully discovered gas reserves in three new sands and was dually completed. Initial production from the well averaged approximately 20 MMCF of gas per day; however, the well has experienced mechanical problems allowing water to channel into the wellbore restricting the gas flow to approximately 7 MMCF per day. During July 1997, Convest participated in an unsuccessful operation to restrict the inflow of water. Convest and the operator of the property are currently evaluating other operations to minimize the effects of the water channeling. Convest owns a 49.6% working interest in the block and a 36.0% net revenue interest. Total cost of the well was approximately $2.2 million net to Convest's working interest.



     Repayment of Outstanding Debt. During the first quarter of 1997, Convest repaid the remaining $4.0 million of outstanding debt under its long-term facility. Following the debt repayment, the credit facility will continue to be available for future borrowings if needed. As of August 1, 1997, the borrowing base under the credit facility was $10.7 million. See"Liquidity and Capital Resources -- Credit Facility and Long-Term Debt" below.


OVERVIEW AND ANALYSIS OF KNOWN TRENDS

  Summary of Significant Developments

     Set forth below is a summary of the major events which occurred during 1996.

     Results of Operations in 1996. Edisto had net income for 1996 of $20.2 million. Set forth below is a table summarizing Edisto's results of operations during 1996 by business segment:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
                                                               (IN THOUSANDS)
Convest Energy Corporation, net of minority interest........       $ 5,880
Corporate and other.........................................          (277)
                                                                   -------
  Net Income From Continuing Operations.....................         5,603
Discontinued Natural Gas Marketing Operations...............          (761)
Gain on Sale of Gas Marketing Assets........................        15,312
                                                                   -------
  NET INCOME................................................       $20,154
                                                                   =======

     At the end of 1996, Edisto had $72.1 million in cash and cash equivalents (including restricted cash), which includes $4.0 million in cash and cash equivalents (including restricted cash) at Convest.

     Sale of Natural Gas Marketing Operations. Until December 10, 1996, Edisto's gas marketing operations were conducted through its subsidiaries, Energy Source in the United States, and Energy Source Canada in Canada. On December 10, 1996, Edisto sold substantially all of the assets of its natural gas marketing operations to subsidiaries of Pacific Gas Transmission Company ("PGT"), a subsidiary of Pacific Gas and Electric Company. The sales price was $23.3 million in cash, plus the working capital of Energy Source at July 31, 1996 (approximately $20.0 million). The sales price, however, is subject to adjustment after the closing by the adjusted consolidated net income or loss of Energy Source from August 1, 1996 to November 30, 1996. Edisto and PGT have not yet finalized the purchase price adjustment because it has taken longer than expected to resolve the remaining issues, all of which are relatively minor. The parties expect to resolve this matter in September 1997. As a condition of the sale, Edisto also retained certain assets and liabilities of Energy Source which are explained in more detail below. In connection with this sale, Edisto recognized a gain of approximately $15.3 million, net of approximately $700,000 of income tax.


     The sales price was reduced by approximately $5.3 million from the original sales price in the definitive Purchase Agreement when two of Energy Source Canada's gas trading partners, NESI Energy Marketing Canada, Ltd. (formerly Chandler Energy Company) ("NESI") and Tarpon Gas Marketing ("Tarpon"), sought protection from creditors under Canadian bankruptcy law. When these trading partners defaulted on their gas purchase and supply contracts, Energy Source Canada was forced to replace such contracts with new contracts with other suppliers at the then higher market prices. Since the losses on these contracts were approximately $5.3 million, Edisto agreed to reduce the sales price by this amount. Of this price reduction, $4.5 million related to the contracts with NESI and $.8 million related to the contracts with Tarpon.

     Retained Assets and Liabilities. In connection with the sale, Edisto retained the contracts with NESI and Tarpon, together with all related rights and liabilities. On December 20, 1996, Edisto filed a lawsuit in Calgary against certain affiliates of NESI, NIPSCO Industries, Inc., NIPSCO Energy Services Inc. and NIPSCO Energy Services Canada Inc., claiming that, among other things, these affiliates induced Energy Source Canada to extend credit to NESI on an unsecured basis. The lawsuit seeks to recover the losses incurred by Energy Source Canada on the NESI contracts and is in the very preliminary stages.

     Edisto retained the contracts of Energy Source Canada with MultiEnergies, Inc., another gas trading partner of Energy Source Canada that went bankrupt in October 1996, together with all related rights and liabilities. Edisto sustained a loss of approximately $165,000 on these contracts and is pursuing its claims in the MultiEnergies bankruptcy proceeding.

     Edisto also retained certain liabilities and counterclaims against PanEnergy Corporation and Panhandle Eastern Pipe Line Company that are the subject of a lawsuit filed in December 1996 in the District Court of Harris County, Texas. The lawsuit relates to (i) a contract dispute involving approximately $1.5 million in disputed Annual Revenue Amount and other charges which PanEnergy and Panhandle Eastern claim are owed by Energy Source under two gas transportation agreements between the companies, (ii) a claim by Energy Source that PanEnergy overbilled Energy Source by approximately $1.0 million for services under such transportation contracts which PanEnergy has refused to refund, (iii) $216,000 in gas balancing penalties paid by Energy Source under protest for which Edisto is seeking a refund, (iv) a claim by Energy Source under Texas antitrust laws that PanEnergy exerted unlawful monopoly power and engaged in anticompetitive conduct to the detriment of Energy Source, and (v) a claim by Energy Source that PanEnergy tortiously interfered with a prospective contractual relationship between Energy Source and its largest customer at that time. Edisto believes that it has meritorious defenses to PanEnergy's claims and plans to vigorously assert such defenses and its counterclaims against PanEnergy in the lawsuit.


     Separate from the lawsuit with PanEnergy, Edisto retained as an asset all rights to receive a refund from PanEnergy of approximately $1.0 million under a proposed settlement of certain rate cases pending before the Federal Energy Regulatory Commission. In April 1997, the settlement was finalized and Panhandle acknowledged Edisto's right to receive a refund of approximately $1.0 million, but offset it against amounts which Panhandle claims are owed to it by Edisto. This refund is included in Accounts Receivable on the accompanying Consolidated Balance Sheet of Edisto at June 30, 1997 and December 31, 1996.


     Edisto also retained as an asset approximately 1.2 Bcf of natural gas stored by Energy Source in a storage facility operated by Midwest Storage, Inc. in the Carbon Field in Indiana. Edisto filed suit in August 1996 against Midwest Storage and other affiliates in the Circuit Court of Cook County, Illinois to recover the gas and other damages sustained by Energy Source when Midwest Storage failed to deliver the gas under the agreements with Energy Source. This lawsuit is in the very preliminary stages.

     See Note 4 "Consolidating Balance Sheets" in the Notes to Edisto's Consolidated Financial Statements for consolidating balance sheets of Edisto and its consolidated subsidiary, Convest, at December 31, 1996 which set forth the remaining assets and liabilities of Edisto at such date.

     Other Matters Relating to the Sale of Gas Marketing Operations. In connection with the sale to PGT, all employees of Edisto and Energy Source became employees of the purchaser, other than Michael Y. McGovern, the Chairman and CEO of Edisto. Mr. McGovern continued as the Chairman and CEO of both Edisto and Convest. Subsequent to the closing with PGT, the corporate headquarters of Edisto were moved to Convest's offices, and Mr. McGovern and four other employees of Convest have divided their time between Edisto and Convest.

     Upon closing of the PGT sale, Edisto vested in full approximately 453,000 stock options outstanding to the Energy Source employees who became employees of the purchaser. Under the terms of the stock option plan, the former employees have one year to exercise their stock options.

     Engagement of Investment Banker for Edisto and Convest. On January 8, 1997, Edisto and Convest jointly engaged the investment banking firm of Petrie Parkman & Co., Inc. to make recommendations for strategic alternatives to enhance shareholder value for both Edisto and Convest. Petrie Parkman's engagement included identifying and evaluating potential strategic partners in the oil and gas industry for a sale or merger of Edisto and Convest.

     Exercise of Warrants. Warrants for the purchase of 918,070 shares of Edisto Common Stock were exercised prior to the June 28, 1996 expiration date. These Warrants were issued in connection with the consummation of Edisto's bankruptcy on June 29, 1993 and entitled the holder to purchase Edisto Common Stock for $9.74 per share. Edisto received $8.9 million from the exercise of the Warrants, which adds to its existing working capital.

     Sale of Offshore Tunisian Property. In April 1996, Edisto sold its 11% interest in the Zarat Permit offshore of Tunisia for $1.4 million which resulted in a gain of approximately $0.3 million. This was Edisto's last remaining international oil and gas property.

RESULTS OF OPERATIONS


  Six Months Ended June 30, 1997 and 1996.


     CONVEST ENERGY CORPORATION:


     Revenues. Oil and gas revenue increased by approximately $3.6 million or 17% between the six months ended June 30, 1997 and 1996. The average price Convest received for its oil and gas sales increased by 13% and 30%, respectively, between the corresponding periods. Oil production increased by 7% between the periods while gas production decreased by 11%. During 1996 and early 1997, Convest participated in 21 new exploratory and development wells of which 16 were successful. As a result of this drilling, production from several of Convest's properties increased substantially. The additional production associated with Convest's drilling success was partially offset by the sale or abandonment of a number of marginal properties during 1996 and early 1997 and the effects of depletion on Convest's offshore Gulf of Mexico gas producing properties. Also, Convest's offshore gas properties are subject to inherent steep production declines. These declines were partially offset during 1996 and early 1997 by the drilling success mentioned above. In order to minimize the future effects of such declines, Convest must replace its reserves through its exploratory and development drilling and acquisition activities. Convest's gas plant revenue increased by $298,000 or 42% between the corresponding periods due primarily to higher prices received for output from the plant.



     Price Risk Management/Hedging. Convest uses a combination of futures contracts traded on the NYMEX and over the counter price swaps with major financial institutions to hedge against the volatility of natural gas and oil prices. Gains and losses recognized upon settlement of Convest's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. As a result of Convest's hedging activities, Convest recorded hedging income of approximately $313,000 for the six month period ended June 30, 1997 and a hedging loss of approximately $4.5 million for the corresponding period of 1996. Such amounts were recorded as oil and gas sales revenue in the accompanying statements of operations, and accordingly, such amounts are reflected in the per unit price Convest received for its oil and gas sales.



     Production Expenses. Production expenses decreased by approximately $2.0 million or 24% between the corresponding periods. The decrease in lease operating expenses was primarily due to the aforementioned sale or abandonment of a number of marginal producing properties during 1996 and early 1997 which tended to have high operating expense. Production expenses per barrel of oil equivalent ("BOE") was $4.11 for the six months ended June 30, 1997 compared to $5.07 for the corresponding period of 1996.



     Abandonment and Exploration Costs. Abandonment and exploration costs increased by approximately $226,000 due to (i) the aforementioned abandonment of several offshore properties during the first quarter of 1997 and (ii) the write off of approximately $757,000 associated with two unsuccessful exploratory wells drilled during the first quarter of 1997 in accordance with the successful efforts method of accounting. During the second quarter of 1996, Convest expensed approximately $750,000 of drilling costs associated with two unsuccessful exploratory test wells.



     General and Administrative Expense. General and administrative expense decreased by approximately 4% between the corresponding periods due primarily to the resignation of the former President and Chief Operating Officer and the former Chief Financial Officer during late 1996. Subsequent to the resignation of the two former executive officers, neither position has been replaced resulting in lower salary expense for 1997.



     Interest Expense. Interest expense decreased by $602,000 or 89% between the corresponding periods due to the repayment of all outstanding borrowing under the Company's credit facility during early 1997.



     Depreciation, Depletion and Amortization ("DD&A"). DD&A on oil and gas properties decreased by approximately $632,000 or 8% between the corresponding periods. The decrease in DD&A was primarily due to a 6% decline in overall production volumes on a per BOE basis. DD&A per BOE was $4.74 for the six months ended June 30, 1997 compared to $4.83 for the corresponding period of 1996.



     Impairment of Oil and Gas Properties. During the second quarter of 1996, Convest recorded an impairment of $1.1 million on one of its offshore gas properties. During the second quarter of 1996, the producing well on the property experienced permanent mechanical difficulties and, accordingly, the property was written off in accordance with SFAS 121. No such provision has been required in 1997.



     Gain on Asset Sales. In January 1996, Convest completed the sale of an offshore oil and gas property for sale proceeds of approximately $2.0 million. As a result of the sale, Convest recorded a gain on the property sale of approximately $620,000 during the first quarter of 1996. Convest has continued to review its properties with a focus on profitability and as a result has sold several non-strategic properties with marginal profitability during 1997. Aggregate sale proceeds totaled approximately $740,000 and resulted in a gain of approximately $63,000 for the six months ended June 30, 1997.



  CORPORATE AND OTHER:



     Interest Income. Interest income increased by $1.4 million between the corresponding periods due primarily to Edisto having higher cash balances available for investment. The higher cash balances are a result of the sale of Energy Source completed in December 1996. Edisto invests its available cash balances in high grade short-term debt issues, money market accounts and overnight investments with major financial institutions.



     General and Administrative Expense. General and administrative expense increased by $363,000 between the corresponding periods. The increase in general and administrative is primarily due to higher legal fees associated with the litigation retained by Edisto in connection with the Energy Source asset sale. In addition, Mr. McGovern received a bonus of $110,000 pursuant to the 1996 bonus plan. The bonus, which was paid one-half in cash and one-half in Edisto Common Stock, was recorded during the second quarter of 1997.

     Discontinued Operations. As previously stated, Edisto sold substantially all of the assets of Energy Source during December 1996. For the six months ended June 30, 1996, income from Energy Source's gas marketing operations totaled approximately $1.5 million.


  Years Ended December 31, 1996 and 1995

     Edisto had net income of $20.2 million for the year ended December 31, 1996 compared to a net loss of $6.6 million for the corresponding period of 1995. Results for 1996 include an after-tax gain of approximately $15.3 million from the sale of Edisto's natural gas marketing operations. Income from continuing operations totaled $5.6 million primarily from Edisto's 73% ownership in Convest. The results of Edisto's business segments are discussed in more detail below. See "Information Regarding Convest -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Result of Operations."

  Discontinued Natural Gas Marketing Operations

     On December 10, 1996, Edisto sold substantially all of the assets of its gas marketing operations to subsidiaries of PGT. The sales price was $23.3 million in cash, plus the working capital of Energy Source and Energy Source Canada at July 31, 1996 (approximately $20.0 million). The sales price, however, is subject to adjustment after the closing by the adjusted consolidated net income or loss of Energy Source and Energy Source Canada from August 1, 1996 to November 30, 1996. Edisto and PGT have not yet finalized the purchase price adjustment. Pursuant to the Purchase Agreement, Edisto retained certain assets and liabilities of Energy Source and Energy Source Canada. The gain on the sale was approximately $15.3 million after taxes.

     For the year ended December 31, 1996, Edisto recorded a net loss from discontinued gas marketing operations of $761,000. Gross margin was $8.7 million for 1996 compared to $1.2 million in 1995. The increase in gross margin was primarily due to the volatility in the natural gas markets experienced during early 1996 as a result of harsh winter conditions over much of the United States. Additional improvement in 1996 resulted from the termination of any further expense in 1996 under the price protection provision of a gas sales agreement with Laclede Gas Company for 55 Mmcf of gas per day. In 1995, Edisto's gross margin reflected the price protection liability of $3.5 million under the Laclede agreement.

  Other Consolidated Income and Expenses

     General and administrative expenses decreased by approximately 25% due primarily to the transfer of all of Edisto's employees to its wholly-owned gas marketing subsidiary effective January 1, 1996. As previously stated, the gas marketing subsidiary was sold during December 1996, and accordingly, such amount is included under discontinued operations.

     Interest income decreased by $66,000 primarily due to Edisto having lower available cash balances since these funds were being used in the natural gas marketing operations.

     Interest expense decreased by approximately 48% due primarily to the decrease in outstanding borrowings under Convest's long-term credit facility. During 1996, Convest repaid approximately $15.2 million under its credit facility.

     In addition to the Convest property sales previously discussed, Edisto recognized a gain of $342,000 related to the sale of its Tunisian property during 1996.

  Years Ended December 31, 1995 and 1994


     Edisto had a net loss of $6.6 million for the year ended December 31, 1995 compared to net income of $7.2 million for the year ended December 31, 1994. Of the net loss recorded in 1995, the discontinued gas marketing operations had a net loss of $9.8 million, Convest had a net loss of $940,000, and corporate and other entities had a net loss of $2.2 million. These operating losses were partially offset by the gains of $2.6 million and $3.8 million, respectively, from the sale of the gas transmission operations and manufacturing operations. These results are discussed in more detail below. See "Information Regarding Convest --

Management's Discussion and Analysis of Financial Condition and Results of Operations -- Result of Operations."

  Discontinued Natural Gas Marketing Operations

     Edisto's discontinued gas marketing operations had a net loss from operations of $9.8 million for the year ended December 31, 1995. Included in the results for 1995 are approximately $10.5 million of non-recurring expenses which are described as follows: (i) the settlement of $6.0 million and litigation expenses of approximately $1.0 million from its lawsuit with NOARK Pipeline System and Southwestern Energy, and (ii) an operating expense of approximately $3.5 million for the price protection requirement in the gas sales agreement with Laclede Gas Company. On December 31, 1995, Edisto accrued the full amount of the price protection credit for the contract year ended October 31, 1996 based on the current economics of the Laclede agreement.

     Edisto's gas marketing revenues and associated gas purchases for the year ended December 31, 1995 increased by 54% and 56%, respectively, compared to 1994. Volumes sold increased by 91% during the same period. The corresponding gross profit margin was $1.2 million in 1995 compared to a gross profit margin of $3.8 million in 1994. This gross margin decrease reflects the price protection liability of $3.5 million to Laclede Gas Company discussed above. Gas prices were higher during 1995, but the costs associated with the Laclede agreement and low margins associated with building market share resulted in the decrease in margin.

  Other Consolidated Income and Expenses

     General and administrative expense increased by $3.8 million for the year ended December 31, 1995 compared to 1994. The increase is primarily attributable to the acquisition of the interest in Convest.

     Abandonment expense increased by $0.7 million for 1995 compared to 1994. Abandonment expense for 1995 includes $0.6 million related to the drilling of the Zarat #2, a delineation well in Edisto's Zarat Permit in Tunisia. The well tested oil and gas, but Edisto believes that the fault block in which the well was drilled is unlikely to be commercially developed.

     Interest income increased from $1.3 million in 1994 to $1.6 million in 1995. The increase was due to increased cash balances available for investment from cash earned from operations and the net proceeds from the sale of the transmission operations.

     Interest expense increased by $1.3 million for the year ended December 31, 1995 compared to 1994. The increase was attributable to interest on debt associated with the Convest credit facility.

     Gain on asset sales for 1994 included a $4.8 million gain on the sale of certain Gulf Coast properties. During 1995, Convest realized a loss of approximately $660,000 related to the sale of another offshore property.

     The preacquisition loss of subsidiary is the loss attributable to the shares of Convest not owned by Edisto prior to the effective date of the Convest transaction on June 26, 1995.

     Edisto recognized a gain from the sale of its Missouri pipeline of $2.6 million in the first quarter of 1995. The sale of this pipeline closed in January 1995. Edisto also recorded a gain on the sale of its MINT subsidiaries of $3.8 million in the first quarter of 1995.

  Effects of Inflation

     Edisto is affected by the volatility of the prices of crude oil and natural gas on the open market, which results from fluctuations in supply and demand. The price that Edisto and its subsidiaries received for crude oil and natural gas sales increased significantly during calendar 1996 compared to the price received in calendar year 1995. Edisto is unable to predict the future effects of such volatility of crude oil and natural gas prices; however, such volatility could have a significant impact on Edisto's future earnings.

CAPITAL RESOURCES AND LIQUIDITY

  Edisto Working Capital


     At June 30, 1997, Edisto had cash and cash equivalents of approximately $77.2 million, which included $7.4 million of cash and cash equivalents (including restricted cash) at Convest. In addition, Convest had assets from risk management activities of $56,000, which consisted primarily of cash on deposit at brokerage houses, including margin accounts, and receivables from counterparties in swap transactions. The cash and cash equivalents at Edisto are invested in short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.



     At June 30, 1997, Edisto had net working capital totaling $67.6 million (excluding the $1.2 million working capital deficit of Convest) comprised primarily of $69.8 million of cash and cash equivalents. As previous stated, the substantial increase in available cash balances was primarily attributable to the sale of Edisto's gas marketing operations in December 1996. Proceeds from the sale of the gas marketing operations totaled $15.3 million (gross proceeds of $43.3 million less approximately $27.9 million of cash balances held by the gas marketing subsidiary on the closing date of the sale).



  Convest Working Capital



     Convest had working capital of $1.2 million at June 30, 1997 compared to a working capital deficit of $2.6 million at December 31, 1996. The primary contributor to the improvement in Convest's working capital position during 1997 was an overall increase in the price Convest received for its oil and gas production. The higher oil and gas prices coupled with the additional production associated with Convest's exploratory and development program enabled Convest to reduce its current liabilities and accumulate higher cash balances.



     Based on the cash flow from Convest's oil and gas properties, management believes that Convest has the financial capability to satisfy its 1997 capital expenditures program while meeting operating needs arising in the ordinary course of business.



  Convest Capital Expenditures



     Convest has budgeted capital expenditures totaling $9.7 million for the remainder of 1997. In addition, Convest anticipates that the operator for the High Island Block 195 will propose drilling an additional well for which no costs are currently included in Convest's capital budget. As previously stated, management believes that the cash flow generated from Convest's properties coupled with the available borrowings under Convest's credit facility will be adequate to fund the anticipated capital expenditures for 1997.



  Convest Credit Facility and Long-Term Debt



     On June 26, 1995, Convest entered into a new credit agreement which terminates January 1, 1999. This facility is secured by a first lien on substantially all of Convest's assets, including its oil and gas properties and gas plant. The borrowing base under the credit facility is subject to redetermination semi-annually (on May 31 and November 30) using engineering determinations and pricing and other assumptions designated by the bank group. Effective December 1, 1996, the new borrowing base under the credit facility was $19.2 million, based on the lending banks' semi-annual redetermination, which began reducing by $1.0 million per month beginning January 1, 1997. Effective January 28, 1997 and June 12, 1997, the borrowing base was reduced by $300,000 and $200,000, respectively, to give effect to the sale of oil and gas properties securing the credit facility. Pursuant to the terms of the credit facility, Convest is required to provide the banks with semi-annual estimates of its reserves on or before April 1 and October 1 of each year. Due to the proposed merger with Forcenergy, the banks have agreed to extend the report due on October 1, 1997 until December 1, 1997. As a result, Convest's borrowing base will continue to reduce by $1.0 million per month until the updated reports are provided and the borrowing base has been redetermined. After giving effect to the monthly borrowing base reductions and the reduction resulting from the property sales, Convest's borrowing base under the credit facility was approximately $10.7 million on August 1, 1997. Based on the scheduled borrowing base reductions, the Company will have no borrowing capacity under the credit facility after June 1, 1998 unless the lending banks provide a subsequent redetermination of the borrowing base based on the reserve estimates to be provided on December 1, 1997.



     During 1997, Convest repaid the outstanding balance of $4.0 million under the credit facility. The credit facility, however, will remain available for future credit needs.

                         INFORMATION REGARDING CONVEST

BUSINESS OF CONVEST

     Convest is an independent oil and gas exploration and production company. At December 31, 1996, Convest held interests in approximately 965 producing wells consisting of working interests, royalty interests and overriding royalty interests. The producing wells are primarily located in Alabama, Kansas, Louisiana, Nebraska, Oklahoma, Texas, Utah, Wyoming and offshore Gulf of Mexico. Approximately 49% of Convest's oil and gas reserves are oil and approximately 51% are gas, measured in energy equivalent barrels of oil basis (natural gas being converted to oil equivalent at the rate of six Mcf of gas for each barrel of oil). In addition to its interests in producing oil and gas properties, Convest owns an undivided interest of approximately 13% in the Altamont Gas Plant. Producing and nonproducing acreage holdings aggregate approximately 105,966 net acres as of December 31, 1996. Convest serves as the operator of approximately 30% of the producing wells in which it owns a working interest, and the remaining 70% are operated by other working interest owners in the properties.

                                    CONVEST

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     On June 26, 1995, Convest purchased from Edisto all of the capital stock of Edisto E&P. The consideration paid to Edisto was shares of newly issued Convest Common Stock and combined with Edisto's existing 31% interest, gave Edisto approximately 72% of the outstanding shares of Convest Common Stock. This transaction (the "Edisto Transaction" resulted in a "reverse acquisition" by Edisto E&P of Convest (e.g., as an acquisition of Convest by Edisto E&P) since Edisto's interest in Convest increased to 72% and Edisto's affiliates became a majority of the Convest Board of Directors. Accordingly, under applicable accounting rules, Edisto E&P's historical financial statements replaced Convest's financial statements as the historical financial statements of Convest for periods prior to June 26, 1995.


     The following selected consolidated financial information for each of the years ended December 31, 1992 through 1996 have been derived from Convest's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial information for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Convest, which have been prepared on the same basis as the Consolidated Financial Statements of Convest and, in the opinion of Convest, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Convest for such periods. The accompanying historical financial information is that of Edisto E&P and NRM Energy Company, L.P. (the predecessor to Edisto E&P) ("NRM Energy"). Edisto E&P's results of operations are not comparable in all respects to the results of NRM Energy for the periods prior to June 30, 1993 due to the adoption of fresh-start reporting in conjunction with Edisto's emergence from bankruptcy on June 29, 1993. Further, because of the accounting treatment used for a reverse acquisition, Convest's financial information for the years ended December 31, 1995 and 1996 is not comparable to the financial information for prior periods. No cash dividends have been declared for any of the periods presented.


     This financial information should be reviewed in conjunction with the consolidated financial statements of Convest and the notes thereto and Convest's Management's Discussion and Analysis of Financial Condition and Results of Operations set forth elsewhere in this Joint Proxy Statement/Prospectus. See "Information Regarding Convest." This information set forth in the tables is not covered by the report of Convest's independent public accountants included elsewhere in this Joint Proxy Statement/Prospectus.

                                                             CONVEST                                      NRM ENERGY
                                  --------------------------------------------------------------   -------------------------
                                     SIX MONTHS                                      SIX MONTHS    SIX MONTHS
                                   ENDED JUNE 30,       YEAR ENDED DECEMBER 31,        ENDED         ENDED       YEAR ENDED
                                  -----------------   ---------------------------   DECEMBER 31,    JUNE 30,    DECEMBER 31,
                                   1997      1996      1996      1995      1994         1993          1993          1992
                                  -------   -------   -------   -------   -------   ------------   ----------   ------------
                                     (UNAUDITED)                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues........................  $26,194   $23,055   $49,745   $50,980   $51,868     $31,980       $ 32,768      $ 59,392
Reorganization items............                           --        --        --          --        (51,335)      (12,365)
Income (loss) from continuing
  operations....................    8,819     1,449     8,070      (940)   11,266       7,696        (52,526)      (41,733)
Net income (loss)...............    8,819     1,449     8,070      (940)   11,266       7,696        (41,018)      (45,603)
Net income (loss) per weighted
  average common share(1)(2)....      .84       .14       .78      (.11)     1.82        1.24             --            --
Net income (loss) per unit(2):
  Continuing operations.........       --        --        --        --        --          --         (20.49)       (16.28)
  Discontinued operations.......       --        --        --        --        --          --             --         (1.51)
  Extraordinary gain............       --        --        --        --        --          --           4.49            --
                                  -------   -------   -------   -------   -------     -------       --------      --------
  Net income (loss) per unit....  $    --   $    --   $    --   $    --   $    --     $    --       $ (16.00)     $ (17.79)
                                  =======   =======   =======   =======   =======     =======       ========      ========
Weighted average common shares
  outstanding(1)(2).............   10,472    10,413    10,413     8,374     6,185       6,185             --            --
Weighted average common units
  outstanding...................       --        --        --        --        --          --          2,563         2,563
Current assets..................  $15,317    15,254   $14,784   $15,440   $11,514     $27,317       $ 24,198      $ 33,406
Total assets....................   72,517    74,675    72,212    81,957    58,178      88,592         97,979       157,771
Current liabilities.............   14,069    15,929    17,342    17,597    26,463      31,909         28,009        10,890
Long-term liabilities...........    6,038    22,280              29,343    12,088      18,167         15,496        12,125
Pre-petition liabilities:
  Subject to compromise --
    long-term...................       --        --        --        --        --          --             --       112,726
  Not subject to compromise --
    long-term...................       --        --        --        --        --          --             --        26,733
Equity:
  Stockholders'.................   52,410    36,466    43,138    35,017    19,627      38,516             --            --
  Partners'.....................       --        --        --        --        --          --         54,474        (4,703)


---------------

(1) In accordance with the rules of accounting for a reverse acquisition, Edisto E&P's capital structure was retroactively restated for periods prior to the Edisto Transaction as more fully discussed under Notes 1 and 3 under "Notes to Consolidated Financial Statements" included elsewhere herein.

(2) Convest considers net income per share information for periods prior to June 30, 1995 to be of limited value since Edisto E&P was a wholly-owned subsidiary of Edisto prior to the Edisto Transaction.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                           AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with Convest's consolidated financial statements and the notes thereto.

OVERVIEW AND SIGNIFICANT DEVELOPMENTS

  Summary of Significant Developments


     THE SIGNIFICANT EVENTS DURING THE SIX MONTHS ENDED JUNE 30, 1997 ARE DESCRIBED BELOW:



     Results of Operations. Convest had net income for the quarter ended June 30, 1997 of $4.3 million compared to a net loss of $.6 million for the prior year quarter. Convest had net income of approximately $8.8 million for the six months ended June 30, 1997 compared to net income of $1.4 million for the corresponding six months of 1996. See "Results of Operations" below.



     Proposed Merger with Forcenergy Inc. On June 19, 1997, Convest, Edisto, Forcenergy Inc ("Forcenergy") (NYSE "FEN"), and a Forcenergy subsidiary executed a definitive Agreement and Plan of Merger (the "Merger Agreement") providing for Convest and Edisto to be merged into Forcenergy.



     Under the Merger Agreement, (a) each issued and outstanding share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock, and (b) each issued and outstanding share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and (ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that in no event will the Weighted Average Trading Price of Forcenergy Common Stock be less than $28.96 nor more than $34.96. The "Weighted Average Trading Price" of Forcenergy Common Stock will be calculated by taking the average of the following daily calculations for each of the ten trading days ending two trading days prior to the closing date for the Merger: (i) grouping together all shares of Forcenergy Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group, and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day. Cash will be paid in lieu of fractional shares of Forcenergy Common Stock. The transaction is expected to close in October 1997.



     The majority shareholders of Convest and Edisto have agreed to vote their respective shares in favor of the transaction thereby assuring the required shareholder approval for the Merger Agreement. Edisto currently owns approximately 72% of the outstanding shares of Common Stock of Convest, and has agreed in the Merger Agreement to vote its shares of Convest Common Stock in favor of the transaction. In addition, investment funds and accounts managed by TCW Special Credits and Oaktree Capital Management, L.L.C., which hold slightly in excess of 51% of Edisto's Common Stock, have agreed to vote for the transaction. Also, such investment funds and accounts have contractually agreed not to sell 80% of the Forcenergy Common Stock received in the transaction for a period of six months after the closing.



     High Island Block 195 Drilling. During January 1997, Convest participated in the drilling of an exploratory well on Block 195 of the High Island area of the Gulf of Mexico to test a prospect identified by 3-D seismic. The 195 #3 well was directionally drilled to approximately 13,000' and discovered productive gas sands in the Upper Rob "M". Total cost of the well was approximately $1.1 million net to Convest's 23.4% working interest.



     During March 1997, Convest participated in an additional exploratory test well on Block 195 to test a deeper prospect on the block. The 195 #4 well was directionally drilled to approximately 15,200' and encountered productive gas sands in the Lower Rob "M". Total cost of the well was approximately $1.4 million net to Convest's 23.4% working interest.

     Gas production from the producing wells on Block 195 is being processed from an existing platform located on High Island Block 176. During the second quarter of 1997, Convest participated in the installation of flowlines and certain facility enhancements on the platform on Block 176 at an aggregate cost to date of approximately $200,000. The four wells on Block 195 are currently producing in excess of 60 Mmcf of gas per day. Convest has a net revenue interest of 19.5% in the production from the block. In addition, it is anticipated that the operator of the High Island Block 195 will propose drilling an additional well during 1997.



     West Cameron Block 607 Drilling. In March 1997, Convest participated in the drilling of an exploratory test well which was drilled from the existing platform on Block 607 of the West Cameron area of the Gulf of Mexico. The 607 A-4 exploratory well successfully discovered gas reserves in three new sands and was dually completed. Initial production from the well averaged approximately 20 MMcf of gas per day; however, the well has experienced mechanical problems allowing water to channel into the wellbore restricting the gas flow rate to approximately 7 Mmcf per day. During July 1997, Convest participated in an unsuccessful operation to restrict the inflow of water. Convest and the operator of the property are currently evaluating other operations to minimize the effects of the water channeling. Convest owns a 49.6% working interest in the block and a 36.0% net revenue interest. Total cost of the well was approximately $2.2 million net to Convest's working interest.



     Repayment of Outstanding Debt. During the first quarter of 1997, Convest repaid the remaining $4.0 million of outstanding debt under its long-term credit facility. Following the debt repayment, the credit facility will continue to be available for future borrowings if needed. As of August 1, 1997, the borrowing base under the credit facility was $10.7 million. See "Liquidity and Capital Resources -- Credit Facility and Long-Term Debt" below.


     THE MOST SIGNIFICANT EVENTS DURING 1996 AND EARLY 1997 WERE:


     Results of Operations. Convest had net income of $8.1 million for 1996 compared to a net loss of $0.9 million in 1995. These results for 1996 included
(i) a $1.2 million gain on the sale of properties during the year, (ii) a $1.3 million gain from the favorable settlements of two lawsuits filed by Convest against third parties, (iii) a $2.6 million impairment loss under Statement of Financial Accounting Standard No. 121 "Accounting For the Impairment of Long-Lived Assets to be Disposed Of" ("SFAS 121") with respect to Convest's oil and gas properties, as explained further below, and (iv) a $7.8 million hedging loss, as explained in more detail below. Convest's results were aided significantly by the high oil and gas prices received by Convest during the fourth quarter of 1996 (average prices of $20.35 per barrel of oil and $2.63 per Mcf of gas). Convest's net income during the fourth quarter of 1996 was approximately $5.5 million. This substantial increase in net income during the quarter was attributable to (i) substantially higher oil and gas prices received by Convest in the fourth quarter (average prices of $20.35 per barrel of oil and $2.63 per Mcf of gas) relative to the first nine months of 1996 (average prices of $17.83 per barrel of oil and $1.88 per Mcf of gas), and (ii) the $1.3 million gain from the favorable settlements of two lawsuits during the quarter.


     Drilling Results. Convest was very active in 1996 and early 1997, especially on its offshore properties in the Gulf of Mexico. Convest has interests in 43 offshore blocks, many of which have presented attractive drilling opportunities during the past year and which continue to present drilling opportunities. Convest's total capital expenditures during 1996 were $10.9 million, the bulk of which was devoted to drilling offshore wells. Eleven of the fifteen wells drilled in 1996 were successful, with successful wells at High Island Block 195, Eugene Island Block 281, South Timbalier Block 221, Grand Isle Block 82 and Eugene Island Blocks 313 and 333. Of the eleven successful wells, only one had been quantified in the year-end 1995 reserve report as proved reserves, therefore, ten of these wells represent new additions to Convest's reserves in 1996. As outlined in more detail below, Convest's drilling success in late 1995 and 1996 has mitigated the steep production decline from Convest's offshore gas properties.

     Oil and Gas Reserves. Based on Convest's reserve report at December 31, 1996, Convest had total estimated proved reserves at such date of 6,344 Mbbl of crude oil and 37,582 Mmcf of natural gas. While this represents a decline from Convest's reserves at December 31, 1995 of 6,523 Mbbl of crude oil and 40,546 Mmcf of natural gas, Convest's production during 1996 was 960 MBbls of crude oil and 13,162 Mmcf of natural gas.

     Also based on Convest's reserve reports at December 31, 1996, Convest had approximately $146.0 million of pre-tax estimated discounted future net revenues from its proved oil and gas reserves, as determined in accordance with Securities and Exchange Commission Guidelines. This amount is almost double the $74.5 million of pre-tax estimated discounted future net revenues reported at December 31, 1995. Convest cautions, however, that under Commission guidelines, this reserve estimate was made using average prices at December 31, 1996 which were $26.01 per barrel of oil and $3.87 per Mcf of gas, whereas the average prices at December 31, 1995 were $19.48 per barrel of oil and $2.16 per Mcf of gas. Accordingly, a substantial portion of the increase in the estimated future net revenues is due to the increase in prices between the two dates. Since oil and gas prices have dropped substantially since year-end 1996, such reserve estimates may not be indicative of the fair market value of Convest's oil and gas reserves. See "Liquidity and Capital Resources -- Working Capital" below for a more detailed analysis of Convest's estimated future net revenues at December 31, 1995 and 1996.


     1997 Capital Expenditures. During 1997, Convest plans to continue investing a substantial portion of its cash flow in drilling operations on its offshore properties. The capital expenditure budget for 1997 will be approximately $16 million.


     Price Risk Management/Hedging. Convest uses a combination of futures contracts traded on the NYMEX and price swaps with major financial institutions to hedge against the volatility of natural gas and oil prices. Gains and losses recognized upon settlement of Convest's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. As a result of Convest's hedging activities, Convest recorded a hedging loss of approximately $7.8 million for 1996. This amount was recorded as a reduction in oil and gas sales revenue in the accompanying statements of operations, and accordingly, is reflected in the per unit price Convest received for its oil and gas sales.

     The hedges affecting 1996 were implemented early in the fourth quarter of 1995 when oil and gas prices were substantially lower, and were made as a defensive measure to assure stable cash flows in 1996. The harsh winter at the beginning of 1996, however, drove prices up substantially. These high prices have continued during most of 1996 which caused the hedging losses. Convest has substantially decreased its hedging activities for 1997.

     At December 31, 1996, Convest had NYMEX futures contracts hedging approximately 90 Mbls of oil and 3,300 Mmcf of natural gas (or approximately 10% and 27% of Convest's estimated 1997 oil and gas production, respectively). The contracts for natural gas range from approximately $2.34 to $3.09 per Mcf for the period February 1997 to November 1997 with an average price of $2.53 per Mcf. The contracts for oil range from $20.73 to $24.64 for the period February 1997 to October 1997 with an average price of $22.50 per Bbl.

     SFAS 121 Impairment Loss. Convest recorded a $2.6 million impairment loss in 1996 as a result of Convest's evaluation of its proved oil and gas properties under SFAS 121 regarding accounting for long-lived assets. Under SFAS 121, Convest is required to recognize an impairment loss with respect to its proved oil and gas properties if the carrying value of such properties (i.e., capitalized costs less accumulated depreciation and depletion) exceeds the undiscounted expected future cash flows attributable to such oil and gas properties. SFAS 121 requires Convest to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. $1.1 million of the impairment loss was recognized in the second quarter of 1996 and the remaining $1.5 million was recognized in the fourth quarter of 1996. Convest assessed the need for an impairment at December 31, 1996 using the prices of $22.73 per barrel of oil and $2.21 per Mcf of gas.

     Repayment of Outstanding Debt. During 1996, Convest has repaid a net $15.2 million of outstanding debt under its long-term line of credit facility. The amount of debt at December 31, 1996 was $4.0 million which has been repaid in full in February 1997. This credit facility, however, will remain available for future credit needs.

     Property Sales. During January 1996, Convest sold its interest in Vermilion Block 284 for approximately $2.0 million. Convest also sold other nonstrategic oil and gas properties during 1996 for aggregate sales proceeds of approximately $991,000. As a result of these sales, Convest recorded a gain of approximately $1.2 million during 1996.

     Lawsuit Settlements. Convest favorably settled two lawsuits in 1996. In the first lawsuit, a ship collided with an offshore platform for one of Convest's offshore properties in which Convest had a 21% working interest. In addition to the damage to the platform, the economic life of the property was impaired. Convest's share of the net settlement proceeds was $1.3 million, and Convest recognized an $873,000 gain. In the second lawsuit, Convest and other parties had sued the buyer under certain gas purchase contracts alleging that the buyer had not paid the correct amounts under the gas purchase contracts. Under the settlement, Convest's share of the net settlement proceeds, and its gain, was $437,000.

  Volatility of Natural Gas and Oil Prices

     The revenues generated from operations are highly dependant upon the prices of oil and natural gas. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of Convest. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of natural gas and oil, the price of foreign imports and overall economic conditions. It is impossible to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices may adversely affect Convest's financial condition, liquidity and results of operations. Lower natural gas and oil prices also may reduce the amount of Convest's natural gas and oil that can be produced economically.

  Hedging Activities

     From time to time, Convest has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. See "Price Risk Management/Hedging" above and Note 5 to the Consolidated Financial Statements.

     As a result of the hedging activities, Convest is exposed to credit losses in the event of nonperformance by the counterparties to its hedging agreements. Convest has evaluated such risks and believes that overall business risk is minimized since these hedging contracts are with major investment-grade financial institutions.

     Convest will continue to monitor energy prices and may enter into subsequent hedging transactions in the ordinary course of business as management deems appropriate.


LIQUIDITY AND CAPITAL RESOURCES



  Credit Facility and Long-Term Debt



     On June 26, 1995, Convest entered into a new credit agreement which terminates January 1, 1999. This facility is secured by a first lien on substantially all of Convest's assets, including its oil and gas properties and gas plant. The borrowing base under the credit facility is subject to redetermination semi-annually (on May 31 and November 30) using engineering determinations and pricing and other assumptions designated by the bank group. Effective December 1, 1996, the new borrowing base under the credit facility was $19.2 million, based on the lending banks' semi-annual redetermination, which began reducing by $1.0 million per month beginning January 1, 1997. Effective January 28, 1997 and June 12, 1997, the borrowing base was reduced by $300,000 and $200,000, respectively, to give effect to the sale of oil and gas properties securing the credit facility. Pursuant to the terms of the credit facility, Convest is required to provide the banks with semi-annual estimates of its reserves on or before April 1 and October 1 of each year. Due to the proposed merger with Forcenergy, the banks have agreed to extend the report due on October 1, 1997 until December 1, 1997. As a result, Convest's borrowing base will continue to reduce by $1.0 million per month until the updated reports are provided and the borrowing base has been redetermined. After giving effect to the monthly borrowing base reductions and the reduction resulting from the property sales, Convest's borrowing base under the credit facility was approximately $10.7 million on August 1, 1997. Based on the scheduled borrowing base reductions, Convest will have no borrowing capacity under the credit facility after June 1, 1998 unless the lending banks provide a subsequent redetermination of the borrowing base based on the reserve estimates to be provided on December 1, 1997.



     During 1997, Convest repaid the outstanding balance of $4.0 million under the credit facility. The credit facility, however, will remain available for future credit needs.



  Working Capital



     Convest had working capital of $1.2 million at June 30, 1997 compared to a working capital deficit of $2.6 million at December 31, 1996. The primary contributor to the improvement in Convest's working capital position during 1997 was an overall increase in the price Convest received for its oil and gas production. The higher oil and gas prices coupled with the additional production associated with Convest's exploratory and development program enabled Convest to reduce its current liabilities and accumulate higher cash balances.



     Based on the cash flow from Convest's oil and gas properties, management believes that Convest has the financial capability to satisfy its 1997 capital expenditures program while meeting operating needs arising in the ordinary course of business.



  Capital Expenditures



     Convest has budgeted capital expenditures totaling $9.7 million for the remainder of 1997. In addition, Convest anticipates that the operator for the High Island Block 195 will propose drilling an additional well for which no costs are currently included in the Company's capital budget. As previously stated, management believes that the cash flow generated from Convest's properties coupled with the available borrowings under Convest's credit facility will be adequate to fund the anticipated capital expenditures for 1997.



  Volatility of Natural Gas and Oil Prices



     The revenues generated from operations are highly dependant upon the prices of oil and natural gas. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of Convest. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of natural gas and oil, the price of foreign imports and overall economic conditions. It is impossible to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices may adversely affect Convest's financial condition, liquidity and results of operations. Lower natural gas and oil prices also may reduce the amount of Convest's natural gas and oil that can be produced economically.

RESULTS OF OPERATIONS



     The following table highlights certain statements of operations data of Convest and production expenses for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994.



                                           FOR THE SIX MONTHS
                                            ENDING JUNE 30,        YEARS ENDING DECEMBER 31,
                                           ------------------    -----------------------------
                                            1997       1996       1996      1995(2)    1994(2)
                                           -------    -------    -------    -------    -------
                                                         (IN THOUSANDS EXCEPT FOR BARREL DATA)
Production Volumes:
  Oil (MBbls)............................      490        460        960      1,219        584
  Gas (including NGLs) (Mmcf)............    6,213      7,006     13,537     18,488     19,295
  BOE (MBbls)(1).........................    1,526      1,627      3,216      4,300      3,800
Prices:
  Oil ($/Bbl)............................  $ 19.29    $ 17.05    $ 18.47    $ 17.20    $ 15.51
  Gas ($/Mcf)............................  $  2.49    $  1.92    $  2.06    $  1.57    $  1.96
Gross Oil and Gas Revenue:
  Oil....................................  $ 9,457    $ 7,845    $17,735    $20,963    $ 9,056
  Gas (including NGLs)...................   15,448     13,484     27,887     28,954     37,732
                                           -------    -------    -------    -------    -------
          Total Oil and Gas Revenue......  $24,905    $21,329    $45,622    $49,917    $46,788
                                           =======    =======    =======    =======    =======
Production Expenses:
  Lease Operating Expenses...............  $ 5,744    $ 7,636    $12,998    $16,790    $12,033
  Production Taxes.......................      533        617      1,272      1,167        247
                                           -------    -------    -------    -------    -------
          Total Production Expenses......  $ 6,277    $ 8,253    $14,270    $17,957    $12,280
                                           =======    =======    =======    =======    =======
Abandonment and Exploration Costs........  $ 1,147    $   921    $ 1,775    $ 2,279    $ 2,135
                                           =======    =======    =======    =======    =======
General and Administrative Expenses......  $ 2,188    $ 2,281    $ 4,792    $ 4,882    $ 4,588
                                           =======    =======    =======    =======    =======
Interest Expense.........................  $    72    $   674    $ 1,065    $ 2,015    $   747
                                           =======    =======    =======    =======    =======
Depreciation, Depletion and Amortization
  of Oil and Gas Properties..............  $ 7,225    $ 7,857    $16,364    $19,886    $18,222
                                           =======    =======    =======    =======    =======
Production Expense per BOE...............  $  4.11    $  5.07    $  4.44    $  4.18    $  3.23
                                           =======    =======    =======    =======    =======
Depreciation, Depletion and Amortization
  per BOE................................  $  4.74    $  4.83    $  5.09    $  4.62    $  4.80
                                           =======    =======    =======    =======    =======


---------------

(1) Natural gas is converted into oil equivalents at a rate of six Mcf per barrel of oil.

(2) Convest acquired Edisto E&P on June 26, 1995 in a transaction that was accounted for as a "reverse acquisition" because Edisto became the majority shareholder of Convest. See Note 1 to the Notes to Convest's Consolidated Financial Statements. Accordingly, the information presented for 1994 includes only Edisto E&P while the information presented for 1995 and 1996 includes both Convest and Edisto E&P.


  Six Months Ended June 30, 1997 and 1996



     Revenues. Oil and gas revenue increased by approximately $3.6 million or 17% between the six months ended June 30, 1997 and 1996. The average price Convest received for its oil and gas sales increased by 13% and 30%, respectively, between the corresponding periods. Oil production increased by 7% between the periods while gas production decreased by 11%. During 1996 and early 1997, Convest participated in 21 new exploratory and development wells of which 16 were successful. As a result of this drilling, production from several of Convest's properties increased substantially. The additional production associated with Convest's drilling success was partially offset by the sale or abandonment of a number of marginal properties during 1996 and early 1997 and the effects of depletion on Convest's offshore Gulf of Mexico gas producing properties.

Also, Convest's offshore gas properties are subject to inherent steep production declines. These declines were partially offset during 1996 and early 1997 by the drilling success mentioned above. In order to minimize the future effects of such declines, Convest must replace its reserves through its exploratory and development drilling and acquisition activities. Convest's gas plant revenue increased by $298,000 or 42% between the corresponding periods due primarily to higher prices received for output from the plant.



     Price Risk Management/Hedging. Convest uses a combination of futures contracts traded on the NYMEX and over the counter price swaps with major financial institutions to hedge against the volatility of natural gas and oil prices. Gains and losses recognized upon settlement of Convest's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. As a result of Convest's hedging activities, Convest recorded hedging income of approximately $313,000 for the six month period ended June 30, 1997 and a hedging loss of approximately $4.5 million for the corresponding period of 1996. Such amounts were recorded as oil and gas sales revenue in the accompanying statements of operations, and accordingly, such amounts are reflected in the per unit price Convest received for its oil and gas sales.



     Production Expenses. Production expenses decreased by approximately $2.0 million or 24% between the corresponding periods. The decrease in lease operating expenses was primarily due to the aforementioned sale or abandonment of a number of marginal producing properties during 1996 and early 1997 which tended to have high operating expense. Production expenses per barrel of oil equivalent ("BOE") was $4.11 for the six months ended June 30, 1997 compared to $5.07 for the corresponding period of 1996.



     Abandonment and Exploration Costs. Abandonment and exploration costs increased by approximately $226,000 due to (i) the aforementioned abandonment of several offshore properties during the first quarter of 1997 and (ii) the write off of approximately $757,000 associated with two unsuccessful exploratory wells drilled during the first quarter of 1997 in accordance with the successful efforts method of accounting. During the second quarter of 1996, Convest expensed approximately $750,000 of drilling costs associated with two unsuccessful exploratory test wells.



     General and Administrative Expense. General and administrative expense decreased by approximately 4% between the corresponding periods due primarily to the resignation of the former President and Chief Operating Officer and the former Chief Financial Officer during late 1996. Subsequent to the resignation of the two former executive officers, neither position has been replaced resulting in lower salary expense for 1997.



     Interest Expense. Interest expense decreased by $602,000 or 89% between the corresponding periods due to the repayment of all outstanding borrowing under the Company's credit facility during early 1997.



     Depreciation, Depletion and Amortization ("DD&A"). DD&A on oil and gas properties decreased by approximately $632,000 or 8% between the corresponding periods. The decrease in DD&A was primarily due to a 6% decline in overall production volumes on a per BOE basis. DD&A per BOE was $4.74 for the six months ended June 30, 1997 compared to $4.83 for the corresponding period of 1996.



     Impairment of Oil and Gas Properties. During the second quarter of 1996, Convest recorded an impairment of $1.1 million on one of its offshore gas properties. During the second quarter of 1996, the producing well on the property experienced permanent mechanical difficulties and, accordingly, the property was written off in accordance with SFAS 121. No such provision has been required in 1997.



     Gain on Asset Sales. In January 1996, Convest completed the sale of an offshore oil and gas property for sale proceeds of approximately $2.0 million. As a result of the sale, Convest recorded a gain on the property sale of approximately $620,000 during the first quarter of 1996. Convest has continued to review its properties with a focus on profitability and as a result has sold several non-strategic properties with marginal profitability during 1997. Aggregate sale proceeds totaled approximately $740,000 and resulted in a gain of approximately $63,000 for the six months ended June 30, 1997.

  Comparison of the Years Ended December 31, 1996 and 1995


     Overview. Convest had net income of $8.1 million for 1996 compared to a net loss of $0.9 million in 1995. These results for 1996 included (i) a $1.2 million gain on the sale of properties during the year, (ii) a $1.3 million gain from the favorable settlements of two lawsuits filed by Convest against third parties, and (iii) a $2.6 million impairment loss under SFAS 121 with respect to Convest's oil and gas properties, as explained further below. Convest's results were aided significantly by the high oil and gas prices received by Convest during the fourth quarter of 1996 (average prices of $20.35 per barrel of oil and $2.63 per Mcf of gas). Convest's net income during the fourth quarter of 1996 was approximately $5.5 million.

     Revenues. Oil and gas revenue decreased by approximately $4.3 million or 9% between the twelve month periods ended December 31, 1996 and 1995. The average price Convest received for its oil and gas sales increased by 7% and 31%, respectively, between the corresponding periods. Oil and gas production decreased by 21% and 27%, respectively. The decrease in production volumes was due primarily to the sale of producing oil and gas properties coupled with the steep production decline associated with Convest's offshore Gulf of Mexico properties. The effects of these production declines were partially offset by the additional drilling on Convest's South Timbalier Block 144 property completed in late 1995 and the addition of the Sensor properties purchased in mid 1995. As previously stated, Convest's offshore properties are subject to inherent steep production declines. In order to minimize the future effects of such declines, Convest must replace its reserves through exploratory and development drilling and acquisition activities.

     Price Risk Management/Hedging. Convest uses a combination of futures contracts traded on the NYMEX and over the counter price swaps with major financial institutions to hedge against the volatility of natural gas and oil prices. Gains and losses recognized upon settlement of Convest's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. As a result of Convest's hedging activities, Convest recorded hedging losses of approximately $7.8 million and $421,000 for the twelve month periods ended December 31, 1996 and 1995, respectively. Such amounts were recorded as oil and gas sales revenue in the accompanying statements of operations, and accordingly, such amounts are reflected in the per unit price Convest received for its oil and gas sales.

     The hedges affecting 1996 were implemented early in the fourth quarter of 1995 when oil and gas prices were substantially lower. These hedges were made as a defensive measure to assure stable cash flows in 1996. The past harsh winter, however, drove prices up substantially and these high prices have continued during most of 1996 which caused the hedging losses in 1996. Convest has substantially decreased its hedging activities for 1997.

     Production Expenses. Production expenses decreased by approximately $3.7 million or 20% between the corresponding periods. The decrease in production expenses is primarily due to a decrease in workover activity during the twelve months ended December 31, 1996, and the sale of producing oil and gas properties during 1995 and early 1996. The decline in production expenses was offset by the incremental operating expenses associated with the Sensor properties. Production expenses per BOE was $4.44 and $4.18 for the twelve months ended December 31, 1996 and 1995, respectively. The increase in production expense per BOE is caused by the decreased offshore production without a corresponding decrease in production expense.

     Abandonment and Exploration Costs. Abandonment and exploration costs decreased by approximately $500,000 between the corresponding periods. The decrease in abandonment and exploration costs is primarily due to Convest accruing its estimated cost of abandonment of its offshore properties in prior periods. Based upon a review of the reserve for abandonment, it was determined that Convest had substantially provided for its future abandonment liability, and accordingly, no additional accrual was provided for 1996.

     Impairment of Oil and Gas Properties Under SFAS 121. Prior to 1995, Convest provided an impairment reserve for proved oil and gas properties to the extent that total capitalized costs less accumulated depreciation and depletion, exceeded undiscounted future revenues attributable to proved oil and gas reserves on an overall basis. During March 1995, the Financial Accounting Standards Board issued SFAS 121 which requires Convest to provide an impairment reserve for proved oil and gas properties to the extent that total capitalized costs, less accumulated depreciation and depletion, exceed undiscounted expected future cash flows attributa-ble to proved oil and gas reserves on a property-by-property basis. Convest adopted the provisions of SFAS 121 and was required to record an impairment loss of approximately $5.9 million during the fourth quarter of 1995.

     Convest recorded a $2.6 million impairment loss in 1996 as a result of Convest's evaluation of its proved oil and gas properties under SFAS 121 regarding accounting for long-lived assets. Under SFAS 121, Convest is required to recognize an impairment loss with respect to its proved oil and gas properties if the carrying value of such properties (i.e., capitalized costs less accumulated depreciation and depletion) exceeds the undiscounted expected future cash flows attributable to such oil and gas properties. SFAS 121 requires Convest to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. $1.1 million of the impairment loss was recognized in the second quarter of 1996 and the remaining $1.5 million was recognized in the fourth quarter of 1996. Convest assessed the need for an impairment at December 31, 1996 using the prices of $22.73 per barrel of oil and $2.20 per Mcf of gas.

     General and Administrative Expenses. General and administrative expenses decreased by approximately $90,000 between the corresponding periods. The primary contributor to the decrease in general and administrative expense as the inclusion of employee severance cost in 1995 subsequent to Convest's reorganization upon closing of the Edisto Transaction. In addition, Convest incurred lower office rent expense after Edisto E&P terminated its existing office lease in mid 1995.

     Interest Expense. Interest expense decreased by approximately 47% due to the repayment of a short-term promissory note issued in connection with Convest's purchase of the oil and gas assets of a former affiliate. The short-term promissory note was repaid simultaneously with the closing of the Edisto Transaction. In addition, Convest repaid a substantial portion of its outstanding borrowings under its long-term credit facility during 1996.

     Depreciation, Depletion and Amortization. DD&A on oil and gas properties decreased by approximately $3.5 million or 18% between the corresponding periods. The decrease in DD&A was due primarily to the production declines discussed above. DD&A per BOE was $5.09 for the twelve month period ended December 31, 1996, compared to $4.62 for the corresponding period of 1995.

     Gain on Asset Sales. In mid-January 1996, Convest completed the sale of an offshore oil and gas property for sale proceeds of approximately $2.0 million, which resulted in a gain of approximately $620,000. In addition, Convest sold several other nonstrategic oil and gas properties during 1996 for aggregate sale proceeds of approximately $991,000 which resulted in a gain of approximately $619,000.

  Comparison of the Years Ended December 31, 1995 and 1994.

     As previously explained, because of the Edisto transaction that occurred on June 26, 1995 and the reverse acquisition method of accounting used to account for such transaction, the results of operations for the year ended December 31, 1995 are not comparable to the results of operations for the year ended December 31, 1994. Accordingly, management of Convest does not believe that the comparisons set forth below of these two years provides meaningful information. All references below to "CEC" refer to Convest prior to the Edisto Transaction.

     Overview. Results for the year ended December 31, 1995 include the results of CEC from January 1, 1995 and the results of the Sensor acquisition from the acquisition dates (May 1, 1995 and June 14, 1995), whereas results for the year ended December 31, 1994 represent Edisto E&P only. Convest recorded a net loss for 1995 of $0.9 million, or ($0.11) per share, compared to net income of $11.3 million, or $1.82 per share, for the corresponding period of 1994. In computing net income for 1995, CEC's loss of approximately $1.7 million for the period preceding the Edisto Transaction (the six months ended June 30, 1995) was added back to Convest's net income (see Note 1 under "Notes to Consolidated Financial Statements" included elsewhere herein). During the fourth quarter of 1995, Convest recorded a charge of $5.9 million resulting from a change in Convest's method of accounting for impairment of oil and gas properties. Total revenue decreased by approximately 2% between the periods primarily due to a $4.8 million gain on the sale of oil and gas properties recorded during 1994. Production expenses increased by approximately $6.2 million primarily due to the inclusion of the CEC properties following the Edisto Transaction and are discussed further below.

     Revenues. Oil and gas revenue increased by approximately $3.1 million or 7% between the year ended December 31, 1995 and the corresponding period of 1994. The average price Convest received for its crude oil sales increased by $1.69 per barrel between the corresponding periods while the average price Convest received for its gas sales decreased by $0.39 per mcf. Oil production increased by 97% while gas production decreased by only 3% between the periods due primarily to the inclusion of CEC revenues and expenses in the consolidated revenues and expenses of Convest (See Notes 1 and 3 under "Notes to Consolidated Financial Statements" included herein). Oil and gas production from the existing Edisto E&P properties decreased by approximately 5% and 17%, respectively. The decrease in volumes was due in part to the sale of certain offshore properties during 1994 coupled with the inherent steep production declines associated with offshore properties. The aforementioned decline in Edisto E&P's oil production was partially offset by the additional production added through Edisto E&P's acquisition of the Sensor Properties.

     Production Expenses. Production expenses increased by approximately $5.7 million between the corresponding periods. Operating expenses associated with the CEC properties totaled approximately $6.4 million for the year ended December 31, 1995. As the CEC properties consist of several large waterflood units, these properties tend to have higher operating expenses than non-waterflood properties. In addition, substantially all of CEC's properties are onshore properties and therefore are subject to severance taxes by state taxing authorities while substantially all of Edisto E&P's properties are offshore and are not subject to severance tax. Production expenses on Edisto E&P's existing properties decreased by approximately 6% due primarily to the sale of certain properties and the production declines previously discussed.

     Abandonment and Exploration Costs. Abandonment and exploration costs increased by approximately $144,000 due primarily to Edisto E&P's abandonment of an offshore property during 1995. During 1995, the operator of one of Edisto E&P's offshore properties proposed an operation on the property and Convest elected not to participate. The operation subsequently proved unsuccessful and Edisto E&P abandoned its interest.

     General and Administrative Expenses. General and administrative expenses increased by 6% between the corresponding periods due primarily to the inclusion of approximately $500,000 of employee severance costs during 1995 associated with its restructuring following the Edisto Transaction. In addition, CEC and Edisto E&P entered into a management agreement effective January 1, 1995, whereby CEC managed the oil and gas property interest owned by Edisto E&P in exchange for $50,000 per month. As a result, Edisto E&P incurred limited general and administrative expense for the period prior to the Edisto Transaction. The Edisto E&P amounts reflect the $50,000 per month management fee as general and administrative expense while CEC amounts reflect the management fee as a reduction of its general and administrative expense. The management agreement terminated upon closing of the Edisto Transaction.

     Interest Expense. Interest expense increased by approximately $1.3 million between the corresponding periods. Interest expense is comprised of interest on a short-term promissory note issued to an affiliate of CEC related to a property acquisition and interest on CEC's outstanding bank debt which was outstanding prior to the Edisto Transaction. The short-term promissory note was repaid at closing of the Edisto Transaction.

     Depreciation, Depletion and Amortization. DD&A on oil and gas properties increased by approximately $1.7 million or 9% between the corresponding periods. DD&A attributable to CEC's properties totaled approximately $6.1 million for the year ended December 31, 1995. DD&A attributable to Edisto E&P's oil and gas properties decreased by approximately $4.5 million due to an upward revision in estimated recoverable reserves at December 31, 1995, and the lower production volumes previously discussed. DD&A per equivalent unit of oil production was $4.62 and $4.80 for the year ended December 31, 1995 and 1994, respectively.

     Impairment of Oil and Gas Properties. Prior to 1995, Convest provided an impairment reserve for proved oil and gas properties to the extent that total capitalized costs less accumulated depreciation and depletion, exceed undiscounted future net revenues attributable to proved oil and gas reserves on an overall basis. The provisions of SFAS 121 require Convest to provide an impairment reserve for proved oil and gas properties to the extent that total capitalized costs less accumulated depreciation and depletion, exceed undiscounted expected future cash flows attributable to proved oil and gas reserves on a property-by-property basis. Convest adopted the provisions of SFAS 121 during the fourth quarter of 1995. Upon the adoption of SFAS 121, Convest was required to record an impairment of approximately $5.9 million during the fourth quarter of 1995.

     Equity in Loss of Affiliate. The $1.7 million equity in earnings (loss) of affiliates for 1994 reflects a $1.7 million loss from CEC. Edisto E&P acquired its 31% interest in CEC at the end of November 1994 and accounted for such interest using the equity method of accounting. Accordingly, since CEC suffered a $5.5 million loss in December 1994, Edisto E&P's equity in CEC's loss was $1.7 million. During January 1995, Edisto E&P transferred the purchased shares of CEC Common Stock to Edisto.

     Gain/Loss on Asset Sale. Edisto E&P realized a $4.8 million gain primarily related to the sale of an offshore property during the year ended December 31, 1994. During 1995, Edisto E&P realized a loss of approximately $660,000 related to the sale of another offshore property.

     Additional information concerning Convest and its subsidiaries is included in the Convest documents filed with the Commission, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                    DESCRIPTION OF FORCENERGY CAPITAL STOCK

     Forcenergy's authorized capital stock consists of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of holders of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of Forcenergy, the holders of Common Stock are entitled to receive ratably the net assets of Forcenergy available after payment of all debts and other liabilities, subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     The Board of Directors of Forcenergy is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine variations in the designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights to receive dividends or assets upon liquidation, rights of conversion into Common Stock or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights; and the shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers.

     Although Forcenergy has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Forcenergy, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction in that some or a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price for such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the regulations of the exchange on which its Common Stock is listed.

WARRANTS

     In connection with a previous offering of debt securities, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") was granted warrants to purchase 98,337 shares of Forcenergy's Common Stock at an exercise price of $14.51 per share. The warrants are currently exercisable and have an expiration date of September 14, 1998. DLJ exercised 49,168 warrants on April 1, 1997.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Forcenergy Common Stock is American Stock Transfer & Trust Company.

            COMPARATIVE RIGHTS OF FORCENERGY AND EDISTO STOCKHOLDERS

     If the Edisto Merger is consummated, the stockholders of Edisto will become stockholders of Forcenergy. The rights of the stockholders of both Forcenergy and Edisto are governed by and subject to the provisions of the DGCL. The rights of current Edisto stockholders following the Edisto Merger will be governed by the Forcenergy Amended and Restated Certificate of Incorporation (the "Forcenergy Charter") and Forcenergy Bylaws rather than the provisions of the Edisto Certificate of Incorporation (the "Edisto Charter") and Edisto Bylaws. The following is a brief summary of certain differences between the rights of Forcenergy stockholders and the rights of Edisto stockholders, and is qualified in its entirety by reference to the relevant provisions of the DGCL, the Forcenergy Charter and Bylaws and the Edisto Charter and Bylaws.

NUMBER, CLASSIFICATION AND REMOVAL OF DIRECTORS

     The Forcenergy Bylaws authorize that the number of directors to serve on its Board of Directors may be increased or decreased with the approval of a majority of the then-authorized number of directors. Newly created directorships resulting from any increase in the authorized number of directors and any vacant directorships may be filled by the affirmative vote of a majority of the directors then in office. This provision of the Forcenergy Bylaws may be altered, amended, or repealed by the affirmative vote of the majority of either the Forcenergy Board of Directors or the outstanding shares of capital stock of Forcenergy entitled to vote.

     The Edisto Bylaws authorize no fewer than one (1) and no more than thirteen
(13) persons to serve on its Board of Directors. Edisto presently has five directors. The number of directors may be increased or decreased within the authorized range by resolution approved by the unanimous vote of the then-authorized directors. Vacancies and newly created directorships resulting from any such increase may be filled by a majority of the directors then in office though less than a quorum, or by a sole remaining director. This provision of the Edisto Bylaws may be altered, amended, or repealed by the affirmative vote of the majority of either the Edisto Board of Directors or the outstanding shares of capital stock of Edisto entitled to vote.

     The Forcenergy Charter provides that a director may be removed with or without cause by the affirmative vote of the holders of a majority of the stock entitled to vote for the election of directors. Under Section 141(k) of the DGCL, Edisto directors may be removed with or without cause by an affirmative vote of a majority of the stockholders entitled to vote for the election of directors.

VOTING RIGHTS

     The Forcenergy Charter does not provide for cumulative voting rights for the election of directors or otherwise. Therefore, Forcenergy shareholders elect directors by straight voting. Under section 216 of the DGCL Forcenergy directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     The Edisto Charter provides for cumulative voting for directors if 120 days prior to a stockholder's meeting in which directors will be elected, a holder or holders of not less than 20% of the outstanding shares of stock entitled to vote upon the election of directors furnish written notice to the corporation electing to cumulate their votes.

     Upon the consummation of the Edisto Merger, former Edisto stockholders will not have the right to vote cumulatively for Forcenergy directors.

POWER TO CALL SPECIAL MEETINGS

     The Forcenergy Charter provides that a special meeting of stockholders may be called only by the Forcenergy Board of Directors or the President. Written notice of a special meeting must be mailed not fewer than 10 nor more than 60 days before the meeting to each stockholder of record entitled to vote.

     The Edisto Charter provides that a special meeting of stockholders may be called by the Chairman, the President, any Vice President, the Secretary or any Assistant Secretary at the written request of a majority of the Board of Directors, or by a holder or holders of not less than 20% of the Edisto capital stock entitled to vote by requesting such meeting in writing not less than 10 nor more than 60 days before such meeting. Such request shall state the purpose or purposes of such meeting. If the Edisto Merger is consummated, Edisto stockholders will not have the right to call a special meeting of stockholders.

STOCKHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

     The Forcenergy Charter requires for approval of certain business combinations and transactions with certain stockholders or with corporations which are affiliated therewith, an affirmative vote of 75% of the votes which the holders of the then outstanding shares of capital stock of Forcenergy excluding those shares beneficially owned by such stockholder unless such transaction is approved by a majority of disinterested stockholders. The Forcenergy Charter also provides that a 75% approval of disinterested stockholders is required to amend the provisions concerning interested transactions.

     The Edisto Charter permits Edisto to enter into interested transactions or transactions with a Related Person (as defined in the Edisto Charter) provided that the holders of at least 80% of the capital stock entitled to vote together with the holders of at least a majority of the capital stock not beneficially owned by a Related Person approve such transaction. Notwithstanding this required vote of stockholders, such a transaction may be entered into if it has been approved by at least a majority vote of the nonrelated directors.

     If the Edisto Merger is consummated, the Edisto stockholders shall be subject to the provisions for approving interested transactions provided in the Forcenergy Charter.

ACTION BY WRITTEN CONSENT

     Both the Forcenergy Charter and the Edisto Charter provide that no action required or permitted to be taken by the stockholders of the corporation may be effected by consent in writing. Such action must be effected at an annual or special meeting of stockholders.

AMENDMENTS OF BYLAWS

     Both the Forcenergy Bylaws and the Edisto Bylaws may be amended, altered or repealed either by their respective Boards of Directors or by the holders of a majority of the then outstanding shares of their respective capital stock present and entitled to vote at a meeting as provided in their respective Charters and Bylaws.

           COMPARATIVE RIGHTS OF FORCENERGY AND CONVEST STOCKHOLDERS

     If the Convest Merger is consummated, the stockholders of Convest will become stockholders of Forcenergy. The rights of stockholders of Convest are governed by and subject to the provisions of the TBCA and the Convest Certificate of Incorporation (the "Convest Charter") and Convest Bylaws. The rights of current Convest stockholders following the Convest Merger will be governed by the Forcenergy Charter and Forcenergy Bylaws and the provisions of the DGCL rather than the Convest Charter and Bylaws and the provisions of the TBCA. The following is a brief summary of certain differences between the rights of Forcenergy stockholders and the rights of Convest stockholders, and is qualified in its entirety by reference to the relevant provisions of the DGCL and the TBCA, the Forcenergy Charter and Bylaws and the Convest Charter and Bylaws.

NUMBER, CLASSIFICATION AND REMOVAL OF DIRECTORS

     The Forcenergy Bylaws authorize that the number of directors to serve on its Board of Directors may be increased or decreased with the approval of a majority of the then authorized number of directors. Newly created directorships resulting from any increase in the authorized number of directors and any vacant directorships may be filled by the affirmative vote of a majority of the directors then in office. This provision of the Forcenergy Bylaws may be altered, amended, or repealed by the affirmative vote of the majority of either the Forcenergy Board of Directors or the outstanding shares of capital stock of Forcenergy entitled to vote.

     The Convest Bylaws authorizes no fewer than three and no more than 13 persons to serve on its Board of Directors, but the number of directors may be increased or decreased from time to time by amendment to the Bylaws or by resolution of the Board of Directors. Vacancies may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. Passage of a resolution requires approval by a majority of a voting quorum of Directors. This provision of the Convest Bylaws may be altered, amended or repealed by the affirmative vote of the majority of either the Convest Board of Directors present at a meeting satisfying quorum, or the outstanding shares of Convest capital stock entitled to vote.

VOTING RIGHTS

     Neither the Forcenergy Charter nor the Convest Charter expressly provides for cumulative voting rights for the election of directors or otherwise.

     Forcenergy stockholders elect directors by straight voting. Under section 216 of the DGCL, unless otherwise specified in the certificate of incorporation, Forcenergy directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     Under Article 2.29, section D of the TBCA and subject to the written notice requirements therein, a Convest stockholder may cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by his shares shall equal, or by distributing such votes on the same principle among any number of such candidates.

     If the Convest Merger is consummated Convest stockholders will not have the right to cumulate their votes in the election of directors.

POWER TO CALL SPECIAL MEETINGS

     The Forcenergy Charter provides that a special meeting of stockholders may be called by the Forcenergy Board of Directors or the President. Written notice of a special meeting must be mailed not fewer than 10 nor more than 60 days before the meeting to each stockholder of record entitled to vote.

     The Convest Charter provides that special meetings of the stockholders of the corporation may be called by the President of the corporation, the Board of Directors, such person as may be authorized by the Bylaws, or the holders of at least 50% of all the shares entitled to vote at the proposed special meeting.

STOCKHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

     The Forcenergy Charter requires for approval of certain business combinations and transactions with certain stockholders or with corporations which are affiliated therewith, an affirmative vote of 75% of the votes which the holders of the then outstanding shares of capital stock of Forcenergy excluding those shares beneficially owned by such stockholder unless such transaction is approved by a majority of disinterested stockholders. The Forcenergy Charter also provides that a 75% approval of disinterested stockholders is required to amend the provisions concerning interested transactions.

     The Convest Charter requires the approval of a majority of disinterested directors to enter into certain transactions with interested or affiliated parties. Unless approved by a majority of disinterested directors, Convest may not enter into transactions with Affiliates (as defined) of Convest involving 5% or more of the corporation's total assets or involving the issuance of securities representing an aggregate of more than 5% of Convest voting securities in any 12-month period to any Affiliate of the corporation. Affiliate is defined in the Convest Charter as any person, directly or indirectly the beneficial owner of more than 10% of the common stock or other class of voting equity of the corporation, or who is a director or an officer of the corporation, or any person otherwise, directly or indirectly, controlling or controlled by or under direct or indirect common control with the corporation.

     Upon the consummation of the Convest Merger, the Convest stockholders will have the power to approve interested and other transactions by an affirmative vote of 75% of the disinterested stockholders.

ACTION BY WRITTEN CONSENT

     The Forcenergy Charter provides that no action required or permitted to be taken by the stockholders of the corporation may be effected by consent in writing. Such action must be effected at an annual or special meeting of stockholders.

     The Convest Charter provides that any action permitted or required to be taken by the stockholders of the corporation may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing shall have been signed by the holder or holders of shares having the number of votes required to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

     If the Convest Merger is consummated, the present Convest stockholders will not be permitted to effect action by written consent once their shares are exchanged for shares of Forcenergy Common Stock.

AMENDMENTS OF BYLAWS

     Both the Forcenergy Bylaws and the Convest Bylaws may be amended, altered or repealed either by their respective Boards of Directors or by the holders of a majority of the outstanding shares of their respective capital stock present and entitled to vote at a meeting as provided in their respective Charters and Bylaws.

     See "Description of Forcenergy Capital Stock."

                                 LEGAL MATTERS

     The validity of the Forcenergy Common Stock to be issued in the Mergers has been passed upon for Forcenergy by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS


     The consolidated financial statements of Forcenergy for the years ended December 31, 1995 and 1996, incorporated by reference to the Annual Report on Form 10-K of Forcenergy for the year ended December 31, 1996, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on authority of said firm as experts in accounting and auditing.


     The historical statement of revenues and direct operating expenses of the properties acquired by Forcenergy from Amerada Hess Corporation for the year ended December 31, 1995, incorporated herein by reference to the current report on Form 8-K/A of Forcenergy, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical statements of revenues and direct operating expenses of the properties acquired by Forcenergy from Marathon Oil Company for the years ended December 31, 1996 and 1995, incorporated herein by reference to the current report on Form 8-K/A of Forcenergy, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Forcenergy for the year ended December 31, 1994 incorporated herein by reference to the Annual Report on Form 10-K of Forcenergy for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.


     The consolidated financial statements and schedules of Edisto and Convest included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The estimates of Forcenergy's net proved oil and natural gas reserves as of January 1, 1996 and 1997, incorporated herein by reference to Forcenergy's Annual Report on Form 10-K, have been prepared by Collarini Engineering, Inc. and Netherland, Sewell & Associates, Inc. and by Collarini Engineering, Inc. and Joe C. Neal & Associates as of January 1, 1995 and 1994. The reserve estimates prepared by such firms as of January 1, 1995 have also been audited by Netherland, Sewell & Associates, Inc.

     Certain of Convest's estimates of net proved oil and natural gas reserves as of December 31, 1996, 1995 and 1994 were prepared by Ryder Scott Company Petroleum Engineers. Additional estimates of Convest's net proved oil and natural gas reserves as of January 1, 1997 and 1996, were prepared by Netherland, Sewell & Associates, Inc. The aforementioned reserve estimates are incorporated by reference herein to Convest's Annual Report on Form 10-K for the year ended December 31, 1996.

                          EDISTO FINANCIAL STATEMENTS

                      INDEX TO EDISTO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
YEAR ENDED DECEMBER 31, 1996:
  FINANCIAL STATEMENTS
     Report of Independent Public Accountants...............   F-2
     Consolidated Balance Sheets at December 31, 1996 and
      1995..................................................   F-3
     Consolidated Statements of Operations -- Years Ended
      December 31, 1996, 1995 and 1994......................   F-4
     Consolidated Statements of Stockholders'
      Equity -- Years Ended December 31, 1996, 1995
       and 1994.............................................   F-5
     Consolidated Statements of Cash Flows -- Years Ended
      December 31, 1996, 1995 and 1994......................   F-6
     Notes to Consolidated Financial Statements.............   F-7
FINANCIAL STATEMENT SCHEDULES
  Schedule I -- Edisto Resources Corporation (Parent
     Company) Condensed Financial Statements:
  Balance Sheets at December 31, 1996 and 1995..............  F-26
  Statements of Operations -- Years Ended December 31, 1996,
     1995 and 1994..........................................  F-27
  Statements of Cash Flows -- Years Ended December 31, 1996,
     1995 and 1994..........................................  F-28
  Schedule II -- Edisto Resources Corporation -- Valuation
     and Qualifying Accounts -- Years Ended December 31,
     1996, 1995 and 1994....................................  F-29
QUARTER ENDED JUNE 30, 1997
  Consolidated Balance Sheets at June 30, 1997 and December
     31, 1996...............................................  F-30
  Consolidated Statements of Operations -- Three and Six
     Months Ended June 30, 1997 and 1996....................  F-31
  Consolidated Statements of Stockholders' Equity -- Six
     Months Ended June 30, 1997.............................  F-33
  Consolidated Statements of Cash Flows -- Six Months Ended
     June 30, 1997 and 1996.................................  F-34
  Notes to Consolidated Financial Statements................  F-35

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Edisto Resources Corporation:

     We have audited the accompanying consolidated balance sheets of Edisto Resources Corporation, a Delaware corporation, and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of Edisto Resources Corporation's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edisto Resources Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1, as of October 1, 1995, Edisto Resources Corporation changed its method of accounting for the impairment of long-lived assets to conform with Statement of Financial Accounting Standards No. 121.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index of financial statement schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 20, 1997

                          EDISTO RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $ 71,765    $ 19,506
  Restricted cash...........................................       333         333
  Margin deposits...........................................       979       5,123
  Accounts receivable.......................................     9,835       7,959
  Net assets of discontinued gas marketing operations.......        --      23,979
  Other current assets......................................     1,547       1,769
                                                              --------    --------
          Total current assets..............................    84,459      58,669
Property and equipment:
  Oil and gas properties using the successful efforts method
     of accounting..........................................   117,306     115,250
  Other.....................................................       641         644
  Less -- accumulated depreciation, depletion and
     amortization...........................................   (63,147)    (50,358)
                                                              --------    --------
                                                                54,800      65,536
Other assets................................................     2,178       1,647
                                                              --------    --------
                                                              $141,437    $125,852
                                                              ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt......................  $     --    $  1,723
  Accounts payable..........................................     9,840       9,609
  Accrued liabilities and other.............................     9,863       5,890
  Deferred revenue..........................................     2,113       2,010
                                                              --------    --------
          Total current liabilities.........................    21,816      19,232
Long-term liabilities:
  Long-term debt, net of current maturities.................     4,003      17,635
  Deferred revenue..........................................       559         691
  Minority interest.........................................    10,850       9,092
  Other noncurrent liabilities..............................     7,486      11,674
                                                              --------    --------
                                                                22,898      39,092
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 13,930,052 issued at December 31, 1996 and
     12,977,960 issued at December 31, 1995.................       139         130
  Additional paid-in capital................................    70,675      61,528
  Retained earnings.........................................    26,308       6,154
  Foreign currency translation..............................       (37)        (95)
  Treasury stock, at cost, 52,214 shares at December 31,
     1996, and 23,714 shares at December 31, 1995...........      (362)       (189)
                                                              --------    --------
          Total stockholders' equity........................    96,723      67,528
                                                              --------    --------
                                                              $141,437    $125,852
                                                              ========    ========

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Oil and gas revenues....................................    $47,222        $51,450        $46,788
Costs and expenses:
  Lease operating and production taxes..................     14,988         18,689         12,229
  Abandonment and exploration costs.....................      2,021          2,871          2,135
  Restructuring.........................................         --             --          2,684
  Depreciation, depletion and amortization..............     16,541         20,402         19,118
  Impairments of oil and gas properties.................      2,633          5,911             --
  General and administrative............................      6,376          8,536          4,751
                                                            -------        -------        -------
                                                             42,559         56,409         40,917
                                                            -------        -------        -------
     Operating income (loss)............................      4,663         (4,959)         5,871
                                                            -------        -------        -------
Other income (expense):
  Interest income.......................................      1,549          1,615          1,320
  Interest expense......................................     (1,068)        (2,036)          (747)
  Equity in earnings (loss) of affiliates...............         --             --         (1,731)
  Gain (loss) on asset sales............................      1,586           (652)         4,754
  Minority interest.....................................     (2,190)           726            (69)
  Other, net............................................      1,450          1,260           (516)
                                                            -------        -------        -------
                                                              1,327            913          3,011
                                                            -------        -------        -------
Income (loss) before income taxes.......................      5,990         (4,046)         8,882
Preacquisition loss of subsidiary.......................         --          1,478             --
Income tax (provision) benefit..........................       (387)          (606)          (147)
                                                            -------        -------        -------
Income (loss) from continuing operations................      5,603         (3,174)         8,735
                                                            -------        -------        -------
Discontinued operations:
  Income (loss) from gas marketing operations...........       (761)        (9,804)        (1,083)
  Gain on sale of gas marketing operations..............     15,312             --             --
  Loss from transmission operations.....................         --             --           (501)
  Gain on sale of transmission operations...............         --          2,557             --
  Gain on sale of manufacturing operations..............         --          3,824             --
                                                            -------        -------        -------
          Net income (loss).............................    $20,154        $(6,597)       $ 7,151
                                                            =======        =======        =======
Net income (loss) per common share:
  Continuing operations.................................    $   .41        $  (.25)       $   .68
  Discontinued operations...............................       1.08           (.26)          (.13)
                                                            -------        -------        -------
          Net income (loss) per common share............    $  1.49        $  (.51)       $   .55
                                                            =======        =======        =======
Weighted average common shares outstanding..............     13,496         12,954         12,926
                                                            =======        =======        =======

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                           NUMBER OF            ADDITIONAL                FOREIGN
                                            COMMON     COMMON    PAID-IN     RETAINED    CURRENCY     TREASURY
                                            SHARES     STOCK     CAPITAL     EARNINGS   TRANSLATION    STOCK      TOTAL
                                           ---------   ------   ----------   --------   -----------   --------   -------
Balance at December 31, 1993.............   12,848      $128     $60,362     $ 5,600       $ --        $  --     $66,090
  Issuance of common stock...............      141         2       1,166          --         --           --       1,168
  Foreign currency translation...........       --        --          --          --        (38)          --         (38)
  Treasury stock, at cost................       --        --          --          --         --         (189)       (189)
  Net income.............................       --        --          --       7,151         --           --       7,151
                                            ------      ----     -------     -------       ----        -----     -------
Balance at December 31, 1994.............   12,989       130      61,528      12,751        (38)        (189)     74,182
  Cancellation of untendered Common Stock
    pursuant to the Plan of
    Reorganization.......................      (11)       --          --          --         --           --          --
  Foreign currency translation...........       --        --          --          --        (57)          --         (57)
  Net loss...............................       --        --          --      (6,597)        --           --      (6,597)
                                            ------      ----     -------     -------       ----        -----     -------
Balance at December 31, 1995.............   12,978       130      61,528       6,154        (95)        (189)     67,528
  Exercise of warrants...................      918         9       8,932          --         --           --       8,941
  Exercise of options....................       34        --         215          --         --           --         215
  Foreign currency translation...........       --        --          --          --         58           --          58
  Treasury stock, at cost................       --        --          --          --         --         (173)       (173)
  Net income.............................       --        --          --      20,154         --           --      20,154
                                            ------      ----     -------     -------       ----        -----     -------
Balance at December 31, 1996.............   13,930      $139     $70,675     $26,308       $(37)       $(362)    $96,723
                                            ======      ====     =======     =======       ====        =====     =======

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).....................................   $  20,154       $ (6,597)      $  7,151
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation, depletion and amortization...........      17,236         17,204         22,595
     Impairments of oil and gas properties..............       2,633          5,911             --
     Abandonment and exploration cost...................       1,592          2,390          1,810
     Gains on sales of assets and investments...........     (16,901)        (5,729)        (4,732)
     Restructuring expense..............................          --             --          2,684
     Equity in (income) loss of affiliates..............        (444)          (316)         1,658
     Minority interest..................................       2,190           (726)           (69)
     Other..............................................         951            (32)         1,147
     Changes in assets and liabilities:
       Accounts receivable..............................    (151,225)       (32,796)        34,001
       Accounts payable and accrued liabilities.........     168,560         22,774        (20,221)
       Increase (decrease) in gas storage inventory.....      (1,778)        (5,126)            --
       Other............................................      (5,894)            66           (595)
                                                           ---------       --------       --------
          Net cash provided (used) by operating
            activities..................................      37,074         (2,977)        45,429
                                                           ---------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of gas marketing operations........      15,350             --             --
  Proceeds from sales of assets, including discontinued
     transportation and manufacturing operations........       4,389         72,034          8,446
  Proceeds from sales of investments....................          --             --          9,000
  Investment in subsidiaries............................        (419)            --             --
  Purchase (sale) of assets from risk management
     activities.........................................         764         (9,428)        (9,648)
  Acquisition, exploration and development costs........     (10,949)       (10,648)        (6,398)
  Gas transmission expenditures.........................          --            (10)          (673)
  Acquisitions..........................................          --             --         (9,347)
  Cash from acquisition of Convest......................          --            716             --
  Advances from affiliates..............................          --             51            106
  Purchase of other current and noncurrent assets.......      (1,740)        (3,527)        (5,114)
                                                           ---------       --------       --------
          Net cash provided (used) by investing
            activities..................................       7,395         49,188        (13,628)
                                                           ---------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on short and long-term debt and capital
     leases.............................................       3,100          6,575          7,806
  Payments on long-term debt and capital leases.........     (18,209)       (60,229)       (12,665)
  Stock issue on exercise of warrants and options.......       9,156             --             --
  Repurchase of common shares...........................        (173)            --             --
  Currency translation..................................          58             57             38
                                                           ---------       --------       --------
          Net cash used by financing activities.........      (6,068)       (53,597)        (4,821)
Net increase (decrease) in cash and cash equivalents....      38,401         (7,386)        26,980
Cash and cash equivalents, at beginning of period.......      33,697         41,083         14,103
                                                           ---------       --------       --------
Cash and cash equivalents, at end of period.............   $  72,098       $ 33,697       $ 41,083
                                                           =========       ========       ========
SUPPLEMENTAL DISCLOSURES
  CASH PAID (RECEIVED) DURING THE PERIOD FOR:
     Interest...........................................   $   1,506       $  1,568       $  4,816
                                                           =========       ========       ========
     Taxes..............................................   $     358       $  1,465       $    294
                                                           =========       ========       ========

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND PRESENTATION

     The accompanying consolidated financial statements include the accounts of Edisto Resources Corporation, a Delaware corporation ( the "Company" or "Edisto"), and its wholly and majority owned subsidiaries. Since the sale of the Company's gas marketing operations on December 10, 1996, the Company's only line of business has been oil and gas exploration and production which is conducted through a 73% interest in Convest Energy Corporation ("Convest"), an independent oil and gas exploration and production company listed on the American Stock Exchange. Edisto owns 7,598,771 shares of Convest Common Stock. Prior to acquiring its interest in Convest, the Company conducted its oil and gas activities through Edisto Exploration & Production Company ("Edisto E&P"). See
Note 3 -- "Acquisitions -- Convest Energy Corporation."

     Prior to December 10, 1996, the Company conducted gas marketing operations through its subsidiaries, Energy Source, Inc. in the United States, and Energy Source Canada, Inc. in Canada (collectively, "Energy Source"). On December 10, 1996, Energy Source sold substantially all of its assets to two subsidiaries of Pacific Gas Transmission Company. See Note 2 -- "Discontinued Operations" for a discussion of the sale of the gas marketing operations.

     References to the "Company" or "Edisto" shall refer to Edisto Resources Corporation and all of its consolidated subsidiaries, including Convest. References to "Convest" shall refer to Convest and the oil and gas activities conducted through Edisto E&P prior to acquiring the interest in Convest.

     Edisto conducted gas transmission activities from July 1990 through the first quarter of 1994 when Edisto executed a definitive agreement to sell its intrastate natural gas pipeline. The sale was subject to regulatory approval and was closed in January 1995. Accordingly, at December 31, 1994, Edisto reported its investment in the pipeline operations as "Net Assets of Discontinued Transmission Operations." In March 1994, Edisto's 80% subsidiary, Multiflex International, Inc., sold all the stock of its operating subsidiaries to Oceaneering International, Inc., at which time the corporate name was changed to MINT Holding Company ("MINT"). See Note 2 -- "Discontinued Operations" for a discussion of both the sale of the pipeline and the MINT subsidiaries.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of short-term highly liquid investments which are readily convertible into cash and have original maturities of three months or less. The Company's investment policy for its available cash balances allows for investment in high grade short-term debt issues as well as investments in money market accounts and overnight investments with major financial institutions. At December 31, 1996, the Company had cash and cash equivalents, including restricted cash, of $72.1 million of which $4.0 million of cash and cash equivalents (including restricted cash) was held at Convest.

     For purposes of the Consolidated Balance Sheets, approximately $13.9 million of the ending cash balance as of December 31, 1995 was reclassified to "Net Assets of Discontinued Gas Marketing Operations."

NET INCOME PER SHARE

     Income (loss) per share is based on the weighted average number of common shares outstanding. The effect of common share equivalents was immaterial and not dilutive for 1996, 1995 or 1994.

INCOME TAXES

     Edisto records income taxes in accordance with the Financial Accounting Standards Board -- Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109

                          EDISTO RESOURCES CORPORATION
requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS AND CONSOLIDATION

     Certain reclassifications have been made to the 1995 and 1994 consolidated financial statements to conform to the presentation for 1996. All significant intercompany balances and transactions have been eliminated.

CHANGES IN ACCOUNTING PRINCIPLES

     Edisto adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), in the fourth quarter of 1995. Convest took a $5.9 million write-down in the value of its oil and gas properties in 1995 due to the adoption of SFAS 121. See "Property and Equipment" below for a more detailed explanation of this accounting change and write-down.

CONVEST ENERGY CORPORATION

     Restricted Cash. Restricted cash consists of $333,000 of certificates of deposit held by various financial institutions. The certificates of deposit are held in escrow as collateral for letters of credit issued for (i) lease payments on certain offshore platforms and (ii) estimated plugging and abandonment costs expected to be incurred on certain onshore oil and gas properties.

     Property and Equipment. Convest follows the successful efforts method of accounting for its oil and gas properties. Costs of productive wells, developmental drilling expenditures, including developmental dry holes, and productive leases are capitalized. Exploratory drilling costs, including stratigraphic test wells, are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful. The capitalized costs of oil and gas properties are charged to operations as depreciation, depletion and amortization using the unit-of-production method based on the ratio of current production to proved recoverable oil and gas reserves (as defined by the Securities and Exchange Commission) on a lease by lease basis. Reserve estimates for Convest's properties were prepared or audited by independent petroleum engineering firms at year end. Gas is converted to equivalent barrels of oil on an energy content basis of 6 Mcf of gas to 1 barrel of oil. Depreciation, depletion and amortization per equivalent unit of oil production was $5.09, $4.62 and $4.80 for the years ended December 31, 1996, 1995 and 1994, respectively. Oil and gas leasehold costs are capitalized when incurred. Unproved properties are assessed periodically on a property-by-property basis and impairments in value are charged to expense. Exploratory expenses, including geological and geophysical expenses and annual delay rentals, are charged to expense as incurred.

     Prior to 1995, Convest provided an impairment reserve for proved oil and gas properties to the extent that total capitalized costs less accumulated depreciation and depletion, exceed expected undiscounted future net revenues attributable to proved oil and gas reserves on an overall basis. During March 1995, the Financial Accounting Standards Board issued SFAS 121 which requires Convest to recognize an impairment loss for

                          EDISTO RESOURCES CORPORATION
proved oil and gas properties if the carrying value of such properties (i.e., total capitalized costs less accumulated depreciation and depletion) exceeds the undiscounted expected future cash flows attributable to such properties. Under SFAS 121, Convest must assess the need each quarter for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment loss is recognized to the extent that net capitalized costs exceed discounted expected future cash flows.

     During the fourth quarter of 1995, Convest adopted SFAS 121 which required Convest to recognize an impairment loss in 1995 of approximately $5.9 million. Convest assessed the need for an impairment of its proved oil and gas properties at December 31, 1995 using the prices of $17.42 per barrel of oil and $1.61 per Mcf of gas. In 1996, Convest recognized an impairment loss of $2.6 million. Convest assessed the need for an impairment at December 31, 1996 using the prices of $22.73 per barrel of oil and $2.21 per Mcf of gas.

     Other Property, Plant and Equipment. Other fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method of depreciation.

     Abandonment Reserve. Convest records its estimate of future abandonment costs of offshore properties. Such costs are accrued using a unit-of-production method based upon estimated proved recoverable reserves. Abandonment costs are estimated under current regulations using current costs and are reviewed periodically and adjusted as new information becomes available. Abandonment costs on onshore properties are typically nominal due to the salvage value of well equipment.

     Upon emerging from bankruptcy in July 1993, Edisto E&P entered into a settlement with the United States Minerals Management Service relating to estimated plugging and abandonment costs for 14 Gulf of Mexico OCS leases in which Edisto E&P owned interests. Pursuant to this settlement, the operator of the leases, Edisto E&P and other co-lessees were required to provide security for payment of such costs through quarterly payments to an Abandonment Fund. Subsequent to the Edisto Transaction, Convest continues to be subject to the Abandonment Fund payments. As of December 31, 1996 and 1995, Convest was subject to total Abandonment Fund payments of $4.2 million and $4.3 million, respectively.

     As of December 31, 1996 and 1995, Convest had made payments totaling $4.2 million and $3.7 million to the Abandonment Fund, respectively. These payments were applied to the total long-term abandonment reserve of $7.7 million and $10.2 million, as of December 31, 1996 and 1995, respectively, resulting in a net long-term abandonment reserve of $3.5 million and $6.5 million as of those dates. The current portion of the abandonment reserve was $2.3 million and $556,000 as of December 31, 1996 and 1995, respectively. The current portion of the abandonment reserve is included in "Accrued Liabilities and Other" and the noncurrent portion is included in "Other Noncurrent Liabilities" in the consolidated financial statements.

     Lease Operating Expenses. In connection with a 1992 sale of certain future production volumes of oil to Enron Reserve Acquisition Corp., Convest established a reserve for the expenses associated with the volumes sold and amortizes this reserve as the volumes are delivered. As of December 31, 1996 and 1995, the current balance of this reserve was $1.6 million and $1.8 million, respectively, and the long-term balance was $3.7 million and $4.6 million, respectively, and were presented in "Accrued Liabilities and Other" and "Other Noncurrent Liabilities," respectively, in the consolidated financial statements.

     Gas Balancing. Convest uses the entitlement method of accounting for gas imbalances. Receivables resulting from undertakes of gas production at December 31, 1996 and 1995 were $2.3 million and $1.4 million, respectively, and are included in "Oil and Gas Production Accounts Receivables" and "Other Noncurrent Assets" in the consolidated financial statements. Deferred revenue and payables resulting from overtakes of gas production at December 31, 1996 and 1995 were $2.7 million and $2.7 million, respectively, and are included in "Deferred Revenue" and "Other Noncurrent Liabilities" in the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

     Accounting for Income Taxes. Convest records income taxes in accordance with SFAS 109, "Accounting for Income Taxes." SFAS 109 requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts.

     Concentration of Credit Risk. Convest's oil and gas production revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects Convest's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. Convest has not experienced significant credit losses on receivables from such sales.

     Risk Management/Hedging Activities. Convest from time to time engages in commodity hedging activities to minimize the risk of market fluctuations associated with the price of crude oil and natural gas production. The hedging objectives include assurance of stable and known cash flows and fixed favorable prices. The hedges are effected through the purchase and sale of futures contracts on the New York Mercantile Exchange ("NYMEX") and over the counter price swap agreements. The credit risk of futures contracts is limited due to the daily cash settlement of the net change in the value of open contracts and because of certain NYMEX procedures. Gains or losses on Convest's hedging agreements are deferred and recognized when the hedged transaction occurs, and are recorded as oil and gas sales revenue.

(2) DISCONTINUED OPERATIONS

     Sale of Gas Marketing Operations. From 1990 until December 1996, Edisto conducted natural gas marketing operations through Energy Source. On December 10, 1996, Energy Source sold substantially all of the assets of its gas marketing operations to subsidiaries of Pacific Gas Transmission Company ("PGT"), a subsidiary of Pacific Gas and Electric Company (NYSE "PGE"). The sales price was $23.3 million in cash, plus the working capital of Energy Source at July 31, 1996 (approximately $20.0 million). The sales price, however, is subject to adjustment after the closing by the adjusted consolidated net income or loss of Energy Source from August 1, 1996 to November 30, 1996. The Company and PGT have not yet finalized the purchase price adjustment. Under the Purchase Agreement, Edisto also retained certain assets and liabilities of Energy Source which are explained in more detail below. In connection with this sale, Edisto recognized a gain of approximately $15.3 million, net of approximately $700,000 of income tax.

     With certain exceptions, PGT assumed substantially all of the liabilities of Energy Source as of November 30, 1996, the effective date of the sale. The assumed liabilities included all existing leases for office space being used by Energy Source.

     As a condition to the sale, Edisto retained the rights and liabilities associated with the gas purchase and supply contracts with three of Energy Source's Canadian trading partners, each of whom defaulted under their contracts and sought protection under Canadian bankruptcy laws. Edisto also retained as assets approximately 1.2 Bcf of natural gas in storage which the storage operator failed to deliver. Edisto is pursuing its claims in each of these matters.

     Pursuant to the Purchase Agreement, Edisto also retained the liabilities and counterclaims against PanEnergy Corporation and Panhandle Eastern Pipe Line Company under a lawsuit in the District Court of Harris County, Texas. This lawsuit is described in Note 12 -- "Commitments and Contingencies" herein.

     Separate from the lawsuit with PanEnergy, Edisto retained as an asset all rights to receive a refund from PanEnergy of approximately $1.0 million under a proposed settlement of certain rate cases pending before the Federal Energy Regulatory Commission. The proposed settlement has been reflected on the Consolidated Balance Sheet as of December 31, 1996 and is included in "Accounts Receivable." This settlement relates to rates that Energy Source was charged for transportation during 1991 and 1992 by PanEnergy. The settlement proceeds are scheduled to be paid to Edisto by the end of the second quarter of 1997.

                          EDISTO RESOURCES CORPORATION

     See Note 4 -- "Consolidating Balance Sheets" for consolidating balance sheets of Edisto and its consolidated subsidiary, Convest, at December 31, 1996, which set forth the remaining assets and liabilities of Edisto at such date.

     Gross revenues from the gas marketing operations for the years ended December 31, 1996, 1995 and 1994 were $847.0 million, $418.8 million and $249.4 million, respectively. Net assets of the discontinued gas marketing operations at December 31, 1995 consisted of the following:

              NET ASSETS OF DISCONTINUED GAS MARKETING OPERATIONS
                                 (IN THOUSANDS)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1995
                                                              ------------
Cash and cash equivalents...................................    $ 13,858
Accounts receivable.........................................      71,041
Net assets from price risk management activities............       9,267
Accounts payable............................................     (73,797)
Property and equipment, net.................................       1,281
Other assets................................................       8,717
Other liabilities...........................................      (6,388)
                                                                --------
                                                                $ 23,979
                                                                ========

     Gas Transmission Operations/Sale of Pipeline. Edisto conducted gas transmission activities from July 1990 through the execution of a definitive agreement in February 1994 for the sale of the Company's 218-mile Missouri intrastate natural gas pipeline to UtiliCorp United Inc. The sale was subject to regulatory approval and was closed in January 1995. The Company continued to operate the pipeline from the date of the definitive agreement until the close of the sale, and reported assets, liabilities and results of operations as discontinued operations.

     The gross sales price, including adjustments for net working capital and capital expenditures, was $78.1 million in cash. $45.6 million of the proceeds was used to pay outstanding debt, including interest and prepayment penalties, to three lenders. Edisto recorded a gain on the sale of the pipeline of approximately $2.6 million in the first quarter of 1995.

     Gross revenues from transmission operations for the twelve months ended December 31, 1994 were $11.4 million. For the same period, the Company reported a net loss of $.5 million for transmission operations under discontinued operations.

     Manufacturing Operations/Sale of Mint Subsidiaries. From 1990 until March 1994, Edisto's 80% subsidiary, Multiflex International, Inc. (now called MINT Holding Company ["MINT"]), manufactured subsea umbilical connections used in the offshore oil and gas industry. In March 1994, MINT sold the stock of its operating subsidiaries to Oceaneering International, Inc. for a purchase price of $12.6 million in cash. After the payment of approximately $3.6 million to third party lenders to retire debt of MINT and certain expenses associated with the sale, the net proceeds were approximately $9 million. Under the terms of the purchase agreement, MINT retained $9 million in cash for the one year indemnification period to settle any possible indemnification claims after the sale. After the indemnification period ended in March 1995 with no claims being made, MINT repaid $8.8 million of its outstanding debt owed to Edisto. Approximately $450,000 was left in MINT at such time to cover potential remaining liabilities of MINT. Edisto recognized a gain on the MINT sale of $3.8 million in March 1995.

                          EDISTO RESOURCES CORPORATION

(3) ACQUISITIONS

CONVEST ENERGY CORPORATION

     On June 26, 1995, Edisto and Convest closed the purchase (the "Convest Transaction") by Convest of all of the capital stock of Edisto's oil and gas exploration and production subsidiary, Edisto E&P. Prior to the closing, Edisto owned approximately 31% of the outstanding Common Stock of Convest and had three representatives on Convest's Board of Directors. The consideration paid to Edisto in the Convest Transaction was 6,185,400 newly issued shares of Common Stock of Convest and $10,000 in cash. These newly issued shares, combined with Edisto's existing 31% interest in Convest, increased Edisto's interest in Convest to approximately 72% of the outstanding Common Stock of Convest. Upon the closing of the Convest Transaction, the Convest Board of Directors was restructured so that affiliates of Edisto constituted a majority of Convest's Board of Directors. In April 1996, Edisto purchased an additional 92,000 shares of Convest Common Stock on the open market which increased its interest in Convest to 73%.

     Since Edisto acquired control of Convest through its 72% stock ownership and majority of the Convest Board, the Convest Transaction was accounted for as a reverse acquisition. Under the accounting rules for a reverse acquisition, Edisto E&P is considered the acquiring entity and Convest is considered the acquired entity. As a result, Edisto E&P's historical financial statements became the historical financial statements of Convest and the purchase price was allocated to the assets and liabilities of Convest based on their respective fair values at the acquisition date.

     Edisto accounted for the Convest Transaction using the purchase method of accounting. Edisto's Consolidated Statement of Operations for the year ended December 31, 1995 includes the results of operations for Convest as if Convest was consolidated beginning January 1, 1995. However, the share of the Convest loss attributable to the interest not owned by Edisto prior to the date of the Convest Transaction has been added back as a preacquisition loss in the accompanying Consolidated Statement of Operations for such period. Periods prior to January 1, 1995 have not been restated to include the Convest results of operations, and therefore are not comparable to the 1995 results of operations.

SENSOR PROPERTIES ACQUIRED BY CONVEST

     On May 1, 1995 and June 14, 1995, prior to the closing of the Convest Transaction, Edisto E&P and Convest acquired from Sensor Oil & Gas, Inc. ("Sensor") certain oil and gas properties located in Kansas, Oklahoma and Nebraska (the "Sensor Properties"). The aggregate purchase price was $7.4 million plus the assumption of approximately $250,000 of net liabilities primarily related to real estate taxes. Additionally, Edisto E&P and Convest incurred approximately $332,000 of aggregate transaction costs in connection with the purchase. Since Edisto E&P and Convest each acquired identical interests in the Sensor Properties, the purchase of such properties did not affect the purchase price of the Convest Transaction.

                          EDISTO RESOURCES CORPORATION

(4) CONSOLIDATING BALANCE SHEETS

     Set forth below are the Consolidating Balance Sheets of Edisto and its consolidated subsidiary, Convest, at December 31, 1996.

                          CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                        CONSOLIDATED
                                                EDISTO(1)    CONVEST    ELIMINATIONS       EDISTO
                                                ---------    -------    ------------    ------------
ASSETS:
  Cash and cash equivalents...................  $ 68,087     $ 4,011      $     --        $ 72,098
  Margin deposits.............................        --         979            --             979
  Accounts receivable.........................     1,996       8,506          (667)          9,835
  Other current assets........................       259       1,288            --           1,547
                                                --------     -------      --------        --------
          Total current assets................    70,342      14,784          (667)         84,459
                                                --------     -------      --------        --------
  Property and equipment, net.................        76      54,724            --          54,800
                                                --------     -------      --------        --------
  Investment in Convest.......................    32,288          --       (32,288)             --
                                                --------     -------      --------        --------
  Other assets................................        24       2,704          (550)          2,178
                                                --------     -------      --------        --------
                                                $102,730     $72,212      $(33,505)       $141,437
                                                ========     =======      ========        ========
LIABILITIES AND EQUITY:
  Accounts payable............................  $  1,320     $ 9,187      $   (667)       $  9,840
  Accrued liabilities and other...............     3,822       6,041            --           9,863
  Deferred revenue............................        --       2,113            --           2,113
                                                --------     -------      --------        --------
          Total current liabilities...........     5,142      17,341          (667)         21,816
                                                --------     -------      --------        --------
  Long-term debt..............................        --       4,003            --           4,003
  Minority interest...........................        --          --        10,850          10,850
  Other noncurrent liabilities................       315       7,730            --           8,045
                                                --------     -------      --------        --------
          Total long-term liabilities.........       315      11,733        10,850          22,898
                                                --------     -------      --------        --------
  Stockholders' equity........................    97,273      43,138       (43,688)         96,723
                                                --------     -------      --------        --------
                                                $102,730     $72,212      $(33,505)       $141,437
                                                ========     =======      ========        ========

---------------

(1) Includes Edisto and its wholly owned subsidiaries.

(5) HEDGING ACTIVITIES

     As previously stated, Convest conducts its hedging activities through major financial institutions. Set forth below is the contract amount and term of all futures contracts held for price risk management purposes by Convest at December 31, 1996 and 1995:

                                          1996                      1995
                                 ----------------------    -----------------------
                                   OIL          GAS           OIL          GAS
                                 --------    ----------    ---------    ----------
Quantity Sold..................  90 Mbbls    3,300 Mmcf    285 MBbls    8,220 MMcf
Maximum Term...................  9 Months    10 Months     11 Months    10 Months
Average Price..................   $22.50       $2.53        $17.23        $1.86

                          EDISTO RESOURCES CORPORATION

     At December 31, 1996, Convest had hedged approximately 10% and 27% of its projected 1997 oil and gas production, respectively. Convest will continue its hedging activities during 1997 in order to mitigate the volatility of its crude oil and natural gas prices. Gains and losses realized upon the settlement of Convest's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. Convest's losses from hedging were $7.8 million and $421,000 during 1996 and 1995, respectively. The fair value of Convest's open positions at December 31, 1996 was $728,230. The fair value of the Company's hedges was based on the cost that would have been incurred to buy out those hedges in a loss position and the consideration that would have been received to terminate those hedges in a gain position. The cash margin required by the counterparts to Convest's hedging activities totaled $1.0 and $5.1 million as of December 31, 1996 and 1995, respectively, and are included in margin deposits.

(6) RELATED PARTY TRANSACTIONS

     As described in Note 3 herein, Edisto and Convest consummated the Convest Transaction on June 26, 1995. As also described in Note 3, Edisto E&P and Convest purchased the Sensor Properties in May and June 1995.

     In the Convest Transaction, Edisto retained the tax benefits of the net operating loss carryforwards ("NOL's") of Edisto E&P. The tax benefits included a $3.3 million NOL usable for regular taxable income and a $3.6 million NOL usable for alternative minimum taxable income. Convest determined that the use of these NOLs would reduce Convest's taxes for 1995 by approximately $437,000. In addition, based on projections of Convest's future taxable income, Convest determined that the remaining NOLs of Edisto E&P would be a valuable asset that could be utilized by Convest in the future. Accordingly, Edisto allowed Convest to utilize the NOLs of Edisto E&P in consideration for the payment by Convest of $550,000.

     Since January 1995, Convest has had a gas marketing arrangement with Energy Source, Inc. ("Energy Source"), which until December 1996 was a wholly-owned subsidiary of Edisto. Under this arrangement, Energy Source markets a substantial portion of Convest's gas production and assumes certain related administrative functions. Energy Source marketed approximately 84% of Convest's 1996 gas production. During 1996, Convest received a minimum price of 98% of the index price for the applicable pipeline. Under the agreement, Energy Source takes title to the gas before reselling it, thereby creating an account receivable from Energy Source for the sold gas. At December 31, 1996, the account receivable from Energy Source was $3.6 million, which is included in "Accounts Receivable" on the Consolidated Balance Sheet. Convest sells such gas to Energy Source on open credit without requiring a letter of credit or other security.

     In December 1996, Energy Source was sold by Edisto to an unrelated third party. See Note 2 -- "Discontinued Operations" for a description of this transaction. In connection with the sale, Convest and Energy Source agreed to extend the gas marketing agreement to December 31, 1997 and to increase the minimum price from 98% to 100% of the index price for the applicable pipeline.

     Prior to the sale of Energy Source, Edisto had provided Convest with access to an AS400 computer system to run its accounting system and had provided MIS support. The monthly cost to Convest was approximately $12,555 per month. In connection with the sale of Energy Source, Edisto sold the AS400 computer system and its MIS personnel became employees of the purchaser of Energy Source. Since Convest continued to need an AS400 computer system to run its accounting system, the Energy Source purchaser agreed to provide Convest with access to the AS400 computer system and MIS support through December 31, 1997. The cost to Convest is $12,645 per month. This agreement may be terminated by Convest at any time after June 30, 1997 upon 90 days notice.

     Energy Source executes trades of futures contracts on the New York Mercantile Exchange on behalf of Convest. In this regard, Energy Source acts solely in a ministerial capacity to purchase or sell the futures contracts at price levels directed by Convest's management. Energy Source charges a commission of $.0025

                          EDISTO RESOURCES CORPORATION
per Mcf of gas or barrel of crude oil for each trade executed to cover Energy Source's administrative costs to perform such service.

     Edisto and Convest have a directors' and officers' fiduciary insurance policy that covers both companies. The annual insurance premium was allocated 68% to Edisto, for a cost of $204,000, based on the relative percentage that the total assets of Edisto bear to the total assets of both Edisto and Convest.

     Each of the affiliated party transactions described above was approved by either a special committee of the Convest Board, which was composed of outside directors with no affiliation to Edisto, or the unanimous consent of the Convest Board.

     Effective July 1, 1995, the Company and Convest agreed to share certain administrative costs to reduce the overall cost that would otherwise be incurred by each of them in the absence of such an arrangement. Under the arrangement, certain costs associated with shareholder communication services and certain administrative staff who perform duties on behalf of both entities are shared by Edisto and Convest based on their respective utilization. In addition, the salary of Michael Y. McGovern, who serves as the Chairman and Chief Executive Officer of Edisto and Convest is apportioned equally between the two entities. Edisto and Convest may enter into additional cost sharing arrangements in the future.

(7) LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1996            1995
                                                             ------------    ------------
Convest Credit Agreement...................................     $4,000         $19,175
Capital leases.............................................         --             175
Other......................................................          3               8
                                                                ------         -------
          Total debt.......................................      4,003          19,358
Less current maturities....................................         --          (1,723)
                                                                ------         -------
                                                                $4,003         $17,635
                                                                ======         =======

CONVEST ENERGY CORPORATION CREDIT AGREEMENT

     On June 26, 1995, simultaneous with the closing of the Convest Transaction, Convest entered into an Amended and Restated Secured Revolving Credit Agreement (the "Agreement") with Bank One, Texas, N.A. ("Bank One"), and Compass Bank-Houston. This facility, which terminates January 1, 1999, combined the existing credit facilities of Convest and Edisto E&P. Bank One serves as agent bank of the Agreement. The Agreement is secured by a first lien on all of Convest's assets, including its oil and gas properties and gas plant. The borrowing base is redetermined semi-annually on May 31 and November 30 of each year by the lending banks based on engineering criteria established by the banks. Interest on borrowings under the Agreement is computed at (i) the agent bank's prime lending rate (the "Base Rate") plus 3/4% or (ii) the London Inter Bank Offering Rate ("LIBOR") plus 2 3/4%. In addition, Convest pays a commitment fee equal to 1/2% on any commitment amount in excess of outstanding borrowings.

     The Agreement contains certain covenants regarding Convest's consolidated net worth and cash flow to debt service. In addition, the Agreement places certain limitations on Convest's ability to incur certain types of additional debt.

     During December 1996, Convest was notified by its lending banks that its redetermined borrowing base was $19.2 million effective December 1, 1996 and will reduce by $1.0 million monthly beginning January 1, 1997 based on the lending banks estimate of production. As of December 31, 1996 and 1995, Convest had outstanding borrowing under its credit facility totaling $4.0 million and $19.2 million, respectively. In addition,

                          EDISTO RESOURCES CORPORATION

Convest had an additional $200,000 of letters of credit outstanding at December 31, 1996, primarily related to performance bonds issued for oil and gas operations. As of December 31, 1996, all of Convest's outstanding borrowings were subject to Base Rate interest at an effective rate of 9% per annum.

(8) COMMON STOCK AND STOCK OPTIONS

     The Company's Common Stock has a par value of $.01 per share. At December 31, 1996, there were 50,000,000 shares authorized, of which 13,930,052 shares were issued. Treasury stock held by the Company at such date was 52,214 shares.

     In December 1995, the Company's Board of Directors authorized the Company to repurchase up to 1,000,000 shares of Edisto's Common Stock. In the first quarter of 1996, the Company repurchased 28,500 shares. At March 14, 1997, the Company had 14,034,674 issued and outstanding shares of Common Stock.

     In 1993, the Company adopted the 1993 Stock Option Plan and the 1993 Director Stock Option Plan. The aggregate number of shares that may be issued under options granted under these plans is 1,200,000 shares for the 1993 Stock Option Plan and 150,000 shares for the 1993 Director Stock Option Plan. The following table summarizes the activity in options under the 1993 Stock Option Plan and the 1993 Director Stock Option Plan:

                                      1996                 1995                 1994
                               ------------------   ------------------   -------------------
                                         WEIGHTED             WEIGHTED              WEIGHTED
                                         AVERAGE              AVERAGE               AVERAGE
                                         EXERCISE             EXERCISE              EXERCISE
                               SHARES     PRICE     SHARES     PRICE      SHARES     PRICE
                               -------   --------   -------   --------   --------   --------
Outstanding,
  Beginning of year..........  696,002    $6.38     397,806    $6.29      284,000    $9.75
  Granted....................  138,890     8.88     339,067     6.27      391,806     6.23
  Exercised..................  (27,286)    6.39          --       --           --       --
  Canceled...................  (90,139)    6.18     (40,871)    6.24     (278,000)    9.75
                               -------              -------              --------
  End of year................  717,467    $6.79     696,002    $6.38      397,806    $6.29
                               -------              -------              --------
Exercisable, end of year.....  595,133    $6.89     111,712    $6.92        2,000    $9.75
Weighted average fair value
  of options granted.........  $  1.73              $  1.53

     Edisto applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. In accordance with APB Opinion 25, no compensation expense has been recognized for stock options granted for the years 1996, 1995 and 1994. Had compensation costs for these plans been determined based on the fair value for awards under those plans, consistent with the method of Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation," Edisto's net income and earnings per share would have been as follows:

                                                                1996         1995
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
Net Income/(Loss)
  As Reported...............................................    $20,154      $(6,597)
  Pro Forma.................................................     19,171       (7,132)
Earnings Per Share
  As Reported...............................................    $  1.49      $ (0.51)
  Pro Forma.................................................    $  1.42      $ (0.55)

                          EDISTO RESOURCES CORPORATION

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.49% and 5.85%; expected lives of one year and two years; expected volatility of 43.51% and 34.87%. No dividends are expected. The pro forma amounts above include approximately $700,000 and $25,000 of compensation expense for 1996 and 1995, respectively, which relate to Convest's stock option plan, had grants related to Convest's plan been recorded at fair value.

     574,351 of the 717,467 options outstanding at December 31, 1996 have exercise prices between $6.00 and $6.75 with a weighted average exercise price of $6.22. 455,017 of these options are exercisable. The remaining 143,116 option have exercise prices between $7.33 and $10.69 with a weighted average exercise price of $9.08. 128,116 of these options are exercisable; their weighted average exercise price is $9.25. As a result of the sale of the gas marketing operations, completed on December 10, 1996, virtually all options, other than those held by Directors of the Company and the Chairman of the Company, vested upon closing of the sale and have a remaining contractual life of one year.

(9) PROPERTY SALES

1996 ASSET SALES

     In April 1996, Edisto sold its 11% interest in the Zarat Permit offshore of Tunisia for $1.4 million which resulted in a gain of approximately $0.3 million. This was Edisto's last remaining international oil and gas property.

     In mid-January 1996, Convest completed the sale of an offshore oil and gas property for sale proceeds of approximately $2.0 million, which resulted in a gain of approximately $620,000. In addition, Convest sold several other nonstrategic oil and gas properties during 1996 for aggregate sale proceeds of approximately $991,000 which resulted in a gain of approximately $619,000.

1994 ASSET SALES

     During 1994, Edisto E&P sold its interest in two areas of its Gulf Coast oil and gas properties. The sales price for the combined properties was approximately $9.4 million, and the net gain on the sales was approximately $4.7 million. The properties sold were estimated to have reserves of approximately 8 Bcf, one-half of which were undeveloped and would have required significant capital resources to develop for production. The amount of assets sold did not exceed 10% of the total assets of the Company so the pro forma effect of these sales is not presented.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Changes in the assumptions or estimation methodologies may have a material effect on these estimated fair values.

CASH AND CASH EQUIVALENTS

     The fair value approximates carrying value because of the short maturity of these investments.

BANK DEBT

     The fair value approximates carrying value based on floating interest rates associated with such debt or on recent negotiations with lending institutions.

HEDGING

     See Note 5 -- "Hedging Activities" herein for a description of Convest's hedging activities.

                          EDISTO RESOURCES CORPORATION

OTHER

     The carrying amount approximates fair value based on the short maturity of these instruments.

(11) INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of SFAS 109 which requires that deferred tax assets and liabilities be recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted tax rate expected to be in effect when the taxes are actually paid.

     The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consists of the following (in thousands):

                                                                  YEAR ENDED
                                                  ------------------------------------------
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      1996           1995           1994
                                                  ------------   ------------   ------------
Current
  Federal.......................................      $142           $347           $ --
  State.........................................       245            259            147
                                                      ----           ----           ----
Income tax provision............................      $387           $606           $147
                                                      ====           ====           ====

     A reconciliation of the Company's effective tax rate to the statutory tax rate follows:

                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1996            1995            1994
                                                ------------    ------------    ------------
Federal statutory rate........................       34%            (34)%            34%
Foreign tax provision.........................       --              --              --
State tax provision...........................        4              10               2
Utilization of net deferred tax asset.........      (34)             --             (34)
Tax benefit reserved..........................       --              34              --
Federal alternative minimum tax...............        2              14              --
                                                    ---             ---             ---
Effective rate................................        6%             24%              2%
                                                    ===             ===             ===

     Temporary differences and carryforwards, which give rise to deferred income tax assets and liabilities, consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Deferred tax liabilities....................................  $   (127)   $     --
Deferred tax assets:
  Net operating loss carryforwards..........................    36,396      49,304
  Tax credit carryforwards..................................       410          --
  Property and equipment differences........................       724       2,008
  Abandonment reserves......................................        --       1,456
  Other.....................................................     1,013       2,618
                                                              --------    --------
          Total.............................................    38,543      55,386
Valuation Allowance.........................................   (38,416)    (55,386)
                                                              --------    --------
Net deferred tax asset (liability)..........................  $     --    $     --
                                                              ========    ========

     At December 31, 1996 and 1995, the Company recognized valuation allowances for the net deferred tax assets including net operating loss carryforwards for which the Company believes it is more likely than not that the assets are not realizable.

                          EDISTO RESOURCES CORPORATION

     At December 31, 1996, the Company had consolidated net operating loss carryforwards of approximately $137 million for regular tax purposes and $96 million for alternative minimum tax reporting purposes. These carryforwards expire (if not utilized) in the years 2005 to 2010.

     Due to a change of more than 50% of ownership in the Company that occurred on the effective date of the Plan of Reorganization, the Company's ability to utilize its existing net operating losses to offset future taxable income became significantly limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company will be able to utilize approximately $6.1 million of its net operating loss carryforwards each year for the next 15 years. To the extent gains are recognized subsequent to the reorganization, which constitute built-in gains within the meaning of Section 382(h) of the Code, the annual limitation may be increased to the extent of a portion or all of such gains recognized.

(12) COMMITMENTS AND CONTINGENCIES

LITIGATION

     Bruce W. McConkey, et al v. James R. McNab, Jr., et al. (Cause No. 93-002587 in the 125th District Court of Harris County, Texas). In January 1993, Bruce W. McConkey and two other shareholders of MINT, who collectively hold 20% of the outstanding MINT common stock, filed a lawsuit against Edisto, MINT and certain of its former directors who were former officers of Edisto. The lawsuit, among other things, (i) alleges that MINT constructively terminated Mr. McConkey's employment as the President and CEO of MINT, thereby breaching his employment agreement; (ii) alleges that certain directors of MINT breached their fiduciary duties to the plaintiffs, in their capacity as minority shareholders, and (iii) asserts derivative claims on behalf of MINT against certain directors for alleged mismanagement of MINT. The plaintiffs seek actual damages in an unspecified amount, punitive damages and attorney's fees. In October 1996, the trial court granted an interlocutory summary judgment in favor of Edisto, MINT and the individual defendants on all claims other than the claim against MINT that it constructively terminated Mr. McConkey's employment. Based on developments of the case to date, the Company's management does not believe the outcome of this lawsuit will have a material adverse effect on the Company's consolidated financial position.

     Panhandle Eastern Pipe Line Company v. Energy Source, Inc. (Cause No. 96-60925 in the 152nd District Court of Harris County, Texas). The lawsuit, which was filed in December 1996, relates to (i) a contract dispute involving approximately $1.5 million in disputed Annual Revenue Amount and other charges which PanEnergy and Panhandle Eastern claim are owed by Energy Source under two gas transportation agreements between the companies, (ii) a claim by Energy Source that PanEnergy over billed Energy Source by approximately $1.0 million for services under such transportation contracts which PanEnergy has refused to refund, (iii) $216,000 in gas balancing penalties paid by Energy Source under protest for which Edisto is seeking a refund, (iv) a claim by Energy Source under Texas antitrust laws that PanEnergy exerted unlawful monopoly power and engaged in anticompetitive conduct to the detriment of Energy Source, and (v) a claim by Energy Source that PanEnergy tortiously interfered with a prospective contractual relationship between Energy Source and its largest customer at that time. Edisto believes that it has meritorious defenses to PanEnergy's claims and plans to vigorously assert such defenses and its counterclaims against PanEnergy in the lawsuit. Based on developments of the case to date, the Company's management does not believe the outcome of this lawsuit will have a material adverse effect on the Company's consolidated financial position.

     Potential Retained Liabilities from Sale of Gas Marketing Operations. As a condition to the sale of the natural gas marketing operations in December 1996, Edisto retained the rights and liabilities associated with the gas purchase and supply contracts with three of Energy Source's Canadian trading partners. Each of these trading partners defaulted under their contracts and sought protection under Canadian bankruptcy laws. Edisto is pursuing its claims in these matters.

                          EDISTO RESOURCES CORPORATION

LEASE COMMITMENTS

     Minimum future payments under operating leases are $275,000 during 1997, $21,000 during 1998, $10,000 during 1999, $4,000 during 2000 and zero thereafter.

(13) RESTRUCTURING ITEMS

     Restructuring expense in 1994 includes the costs of the Company's implementation of a restructuring and consolidation plan. Thirty-one (31) employees who were involved primarily in corporate administration and exploration and production operations in the Dallas office were laid off as part of the Company's restructuring and its associated move to Houston, Texas. Pursuant to this plan, Edisto recorded the following restructuring expenses at December 31, 1994 (in thousands):

Consolidation of office space requirements..................  $1,821
Reduction in workforce......................................     863
                                                              ------
                                                              $2,684
                                                              ======

     The liability remaining under the Company's restructuring plan as of December 31, 1996 and 1995, relates to the consolidation of the Company's office lease requirements. As of December 31, 1996 and 1995, the Company had made payments totaling $1.9 million and $1.5 million associated with its restructuring plan, respectively. These payments were applied to the total restructuring liability of $2.7 million. The current portion of the restructuring liability was $538,000 and $619,000 as of December 31, 1996 and 1995, respectively. The current portion of the restructuring liability is included in "Accrued Liabilities and Other" and the long-term portion is included in "Other Noncurrent Liabilities."

(14) EMPLOYEE BENEFITS

     Edisto has an Employee Profit Sharing Retirement Plan and Trust which is available to all full-time employees of Edisto and certain of its affiliates. Under the terms of the Plan, an employee may contribute up to a maximum of 15% of their pre-tax annual compensation and Edisto will make matching contributions to the account of the participant equal to 6% of the participant's annual compensation up to a maximum limit of $1,864 per year. In addition, the Board of Directors of Edisto may determine, on a year-by-year basis, to contribute an additional amount which would be allocated to participating employees based on their relative compensation. During 1996, Edisto made matching contributions of $117,377 and additional contributions of $159,235. During 1995, Edisto made matching contributions of $103,625 and additional contributions of $140,016. During 1994, Edisto made matching contributions of $147,545 and additional contributions of $226,744.

     In connection with the sale of the gas marketing operations on December 10, 1996 (see Note 2 -- "Discontinued Operations"), all of the employees of Edisto, other than the Chairman of Edisto, became employees of the purchaser. Since Edisto no longer has any active employees, the Edisto Board of Directors on December 31, 1996 approved terminating the Plan. This termination is expected to occur by the end of 1997.

     During 1995, Convest maintained a plan qualified under Section 401(k) of the Internal Revenue Code (the "Plan"). All qualified employees of Convest were entitled to participate in the Plan upon completion of twelve months of service. Effective, January 1, 1994, a participant could contribute up to 15% of their compensation to the Plan on a pre-tax basis and Convest contributed matching contributions to the account of the participant equal to 75% of the participant's contribution, not to exceed 4.5% of the participant's compensation. Contributions by Convest vested over five years of service at a rate of 20% per year. During 1995, Convest made matching contributions of approximately $70,000 in accordance with the Plan.

                          EDISTO RESOURCES CORPORATION

     During December 1995, Convest amended and restated the Plan effective January 1, 1996. Under the amended Plan, all qualified employees of Convest are entitled to participate, regardless of time of service with Convest; however, a new entrant to the Plan may only do so on January 1 and July 1. Under the terms of the Plan, an employee may contribute up to a maximum of 15% of their pre-tax annual compensation and Convest will make matching contributions to the account of the participant equal to 6% of the participant's annual compensation up to a maximum limit of $1,864 per year. In addition, the Board of Directors may determine, on a year-by-year basis, to contribute an additional amount which would be allocated to participating employees based on their relative compensation. During 1996, Convest made matching contributions of $178,000.

(15) CONVEST OIL AND GAS RESERVES INFORMATION (UNAUDITED)

     The provisions of Statement of Financial Accounting Standards No. 69 require the disclosure of the following information relative to Convest's oil and gas reserves and producing activities.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING
  ACTIVITIES
  Proved oil and gas properties............................  $114,063    $110,373    $ 66,617
  Unproved oil and gas properties..........................     3,244       3,828         997
                                                             --------    --------    --------
                                                              117,307     114,201      67,614
  Accumulated depreciation, depletion and amortization.....   (62,847)    (50,144)    (29,289)
                                                             --------    --------    --------
  Net capitalized costs....................................  $ 54,460    $ 64,057    $ 38,325
                                                             ========    ========    ========
COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,
  EXPLORATION AND DEVELOPMENT ACTIVITIES
  Acquisition of producing properties and leasehold costs:
     Proved................................................  $    163    $  3,069    $     15
     Unproved..............................................        --          --          17
  Reverse Acquisition of Convest...........................        --      40,935          --
  Exploratory drilling costs...............................     3,907          --         210
  Development drilling costs...............................     9,249       6,406       3,812
                                                             --------    --------    --------
                                                             $ 13,319    $ 50,410    $  4,054
                                                             ========    ========    ========

                          EDISTO RESOURCES CORPORATION

UNAUDITED RESERVE QUANTITY INFORMATION

     The following table sets forth the estimates of Convest's share of net quantities of proved reserves of oil and gas and a reconciliation of the changes in such quantities, developed or audited by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board. Convest emphasizes that reserve quantity estimates are inherently imprecise. Accordingly, these estimates are expected to change as future information becomes available. Changes in reserve quantities or prices and costs in future reserve estimates could have a significant effect on future depreciation, depletion and amortization or impairments of oil and gas properties. All reserves are located in the United States.

                                                               OIL AND
                                                              CONDENSATE    NATURAL GAS
                                                               (MBBLS)        (MMCF)
                                                              ----------    -----------
Proved reserves, December 31, 1993..........................     1,012         59,340
  Revisions of previous estimates...........................       220         10,134
  Sales of minerals in place................................       (11)        (7,236)
  Extensions, discoveries and other additions...............        --             --
  Production................................................      (584)       (19,295)
                                                                ------        -------
Proved reserves, December 31, 1994..........................       637         42,943
  Revision of previous estimates............................       872         (5,797)
  Sale of minerals in place.................................       (50)          (133)
  Reverse acquisition of Convest............................     5,474         17,509
  Acquisition of Sensor Properties (a)......................       756            172
  Extensions, discoveries and other additions...............       140          3,820
  Production................................................    (1,306)       (17,968)
                                                                ------        -------
Proved reserves, December 31, 1995..........................     6,523         40,546
  Revisions of previous estimates...........................       889          5,757
  Sales of minerals in place................................      (341)        (2,105)
  Extensions, discoveries and other additions...............       296          6,546
  Production................................................    (1,023)       (13,162)
                                                                ------        -------
Proved reserves, December 31, 1996..........................     6,344         37,582
                                                                ======        =======
Proved developed reserves:
  December 31, 1993.........................................       949         49,111
  December 31, 1994.........................................       607         42,540
  December 31, 1995.........................................     5,818         39,231
  December 31, 1996.........................................     5,493         35,075

---------------

(a) Reserve additions associated with the Sensor Properties acquisition represents only the reserves associated with Edisto E&P's interest as Convest's interest in the Sensor Properties was considered to have been acquired by Edisto E&P in the Edisto Transaction.

                          EDISTO RESOURCES CORPORATION

UNAUDITED STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES
THEREIN RELATING TO   PROVED OIL AND GAS RESERVES

     The following table presents the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves pursuant to Securities and Exchange Commission Regulation S-X, Rule 4-10 and Statement of Financial Accounting Standards No. 69. In computing this data, assumptions other than those required by the Securities and Exchange Commission and the Financial Accounting Standards Board could produce different results. Accordingly, the data may not be construed as representative of the fair market value of Convest's proved oil and gas reserves.

     Future cash flow estimates were derived by applying year-end prices and costs to estimated future production. Convest's gas production is either sold at fixed prices contracted for with given purchasers or at prevailing spot market prices. Future production and development costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves, based on year-end costs and continued existing economic conditions. The standardized measure of discounted future net cash flows represents the present value of estimated future net cash flows, discounted at a rate of 10% per year.

     Numerous uncertainties are inherent in estimating quantities of proved reserves, projecting future rates of production and the timing of development expenditures. Future prices received for such production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. Estimates of economically recoverable oil and gas reserves and of the future net revenues therefrom are based upon a number of variable factors and assumptions, all of which may in fact vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Convest emphasizes that the actual production, revenues, severance and excise taxes, development expenditures and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances may be material.

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                1996        1995        1994
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
Future cash inflows.........................................  $ 310,591   $ 214,687   $ 79,331
Future production and development costs.....................   (117,030)   (116,343)   (48,733)
Future income taxes.........................................    (33,366)     (2,925)        --
                                                              ---------   ---------   --------
Future net cash flows.......................................    160,195      95,419     30,598
10% annual discount for estimated timing....................    (38,841)    (23,452)    (3,143)
                                                              ---------   ---------   --------
Standardized measure of discounted future net cash flows....  $ 121,354   $  71,967   $ 27,455
                                                              =========   =========   ========
Beginning of period.........................................  $  71,967   $  27,455   $ 75,020
  Changes resulting from:
     Sales of oil and gas produced, net of production
       costs................................................    (32,360)    (32,763)   (34,559)
     Net changes in prices and production costs.............     55,216       9,443    (26,666)
     Extensions and discoveries, less related costs.........     23,442       8,601         --
     Reverse acquisition of Convest.........................         --      53,102         --
     Acquisition of Sensor Properties(a)....................         --       4,838         --
     Sales of reserves in place.............................     (4,091)       (519)    (8,434)
     Revisions of previous quantity estimates...............     23,015        (622)     9,809
     Accretion of discount..................................      7,197       2,746      7,502
     Changes in future development costs....................        (24)      1,905      3,379
     Net change in income taxes.............................    (22,181)     (2,509)        --
     Changes in timing and other............................       (827)        290      1,404
                                                              ---------   ---------   --------
End of period...............................................  $ 121,354   $  71,967   $ 27,455
                                                              =========   =========   ========

                          EDISTO RESOURCES CORPORATION

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                       AVERAGE PRICES                           1996        1995        1994
                       --------------                         ---------   ---------   --------
Oil (per Bbl)...............................................  $   26.01   $   19.48   $  14.67
Gas (per Mcf)...............................................  $    3.87   $    2.16   $   1.63

---------------

(a) Discounted future net revenues associated with the Sensor Properties acquisition represents only the discounted future net revenues associated with Edisto E&P's interest as Convest's interest in the Sensor Properties was considered to have been acquired by Edisto E&P in the Edisto Transaction.

     Subsequent to the reserve valuation date of December 31, 1996, prices for oil and natural gas have decreased substantially. The average prices received for February 1997 were $20.75 per barrel and $2.85 per Mcf. Prices have continued to decline since then so the Company expects that the prices it will receive in March 1997 will be lower than in the prior month. This decrease in prices would have had an effect on the Standardized Measure of Discounted Cash Flows of the Company's proved reserves at January 1, 1997.

                          EDISTO RESOURCES CORPORATION

(16) SELECTED QUARTERLY DATA (UNAUDITED)

     The following tables set forth certain quarterly results of operations of Edisto (in thousands, except per share data):


                                        FIRST    SECOND     THIRD    FOURTH    YEAR TO
                                       QUARTER   QUARTER   QUARTER   QUARTER    DATE
                                        1996      1996      1996      1996      1996
                                       -------   -------   -------   -------   -------
Revenues.............................  $11,520   $10,513   $11,601   $13,588   $47,222
Operating income (loss)..............    1,013      (401)    1,003     3,048     4,663
Income (loss) from continuing
  operations.........................    1,344       127       464     3,668     5,603
Income (loss) from discontinued gas
  marketing and trading operations...    2,759    (1,287)   (2,170)      (63)     (761)
Gain from discontinued gas marketing
  operations.........................       --        --        --    15,312    15,312
Net income (loss)....................    4,103    (1,160)   (1,706)   18,917    20,154
Net income (loss) per common share:
  Continuing operations..............      .11       .01       .03       .26       .41
  Discontinued operations............      .21      (.10)     (.15)     1.10      1.08
Net income (loss) per common share...      .32      (.09)     (.12)     1.36      1.49
Weighted average common shares
  outstanding........................   12,934    13,440    13,846    13,856    13,496



                                        FIRST    SECOND     THIRD    FOURTH    YEAR TO
                                       QUARTER   QUARTER   QUARTER   QUARTER    DATE
                                        1996      1996      1996      1996      1996
                                       -------   -------   -------   -------   -------
Revenues.............................  $13,221   $13,323   $11,786   $13,120   $51,450
Operating income (loss)..............      (26)     (642)      223    (4,514)   (4,959)
Income (loss) from continuing
  operations.........................      (61)     (328)     (349)   (2,436)   (3,174)
Income (loss) from discontinued gas
  marketing and trading operations...   (2,068)    1,033      (106)   (8,663)   (9,804)
Gain from discontinued transmission
  operations.........................    2,557        --        --        --     2,557
Gain from discontinued manufacturing
  operations.........................    3,824        --        --        --     3,824
Net income (loss)....................    4,252       705      (455)  (11,099)   (6,597)
Net income (loss) per common share:
  Continuing operations..............       --      (.03)     (.03)     (.19)     (.25)
  Discontinued operations............      .33       .08      (.01)     (.66)     (.26)
Net income (loss) per common share...      .33       .05      (.04)     (.85)     (.51)
Weighted average common shares
  outstanding........................   12,966    12,966    12,954    12,954    12,954

                                                                      SCHEDULE I

                 EDISTO RESOURCES CORPORATION (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Current assets:
  Cash and cash equivalents.................................  $67,626    $18,318
  Accounts receivable.......................................    4,800         69
  Notes receivable from affiliates..........................       --      9,502
  Other.....................................................      380        237
                                                              -------    -------
          Total current assets..............................   72,806     28,126
                                                              -------    -------
Property and equipment
  Other.....................................................       --      1,395
  Less accumulated depreciation.............................       --       (823)
                                                              -------    -------
                                                                   --        572
                                                              -------    -------
Investment in subsidiaries..................................   25,842     41,327
                                                              -------    -------
          Total assets......................................  $98,648    $70,025
                                                              =======    =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt......................  $    --    $    96
  Accounts payable..........................................      947      1,130
  Accrued liabilities and other.............................      738        619
                                                              -------    -------
                                                                1,685      1,845
                                                              -------    -------
Long-term liabilities:
  Long-term debt, net of current maturities.................       --         80
  Other noncurrent liabilities..............................      240        572
                                                              -------    -------
                                                                  240        652
                                                              -------    -------
Stockholders' equity:
  Common stock..............................................      139        130
  Additional paid-in capital................................   70,675     61,528
  Retained earnings.........................................   26,308      6,154
  Foreign currency translation..............................      (37)       (95)
  Treasury stock............................................     (362)      (189)
                                                              -------    -------
     Total stockholders' equity.............................   96,723     67,528
                                                              -------    -------
                                                              $98,648    $70,025
                                                              =======    =======

    See "Notes to Consolidated Financial Statements" of the Edisto Resources
     Corporation Consolidated Financial Statements included in this report.

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                 EDISTO RESOURCES CORPORATION (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Costs and expenses:
  General and administrative............................    $ 1,584        $ 3,628        $   363
  Depreciation and amortization.........................         66            314          2,508
                                                            -------        -------        -------
                                                              1,650          3,942          2,871
                                                            -------        -------        -------
  Operating loss........................................     (1,650)        (3,942)        (2,871)
                                                            -------        -------        -------
Other income (expense):
  Interest income.......................................      1,253          1,197            420
  Minority interest.....................................     (2,190)           726             --
  Other.................................................        407          1,119           (361)
                                                            -------        -------        -------
                                                               (530)         3,042             59
                                                            -------        -------        -------
Income (loss) before equity in income (loss) of
  subsidiaries..........................................     (2,180)          (900)        (2,812)
                                                            -------        -------        -------
Equity in income (loss) of subsidiaries:
  Convest...............................................      8,070         (1,125)        11,366
  MINT..................................................         20            135            339
  Tunisia...............................................        342           (599)            --
  Edisto Gas Storage....................................       (425)           (83)          (132)
                                                            -------        -------        -------
                                                              8,007         (1,672)        11,573
                                                            -------        -------        -------
Income (loss) before income taxes.......................      5,827         (2,572)         8,761
  Income tax provision..................................       (224)          (602)           (26)
                                                            -------        -------        -------
  Income (loss) from continuing operations..............      5,603         (3,174)         8,735
Discontinued operations:
  Loss from gas marketing and trading operations........       (761)        (9,804)        (1,083)
  Loss from transmission operations.....................         --             --           (501)
  Gain on sale of gas marketing and trading
     operations.........................................     15,312             --             --
  Gain on sale of transmission operations...............         --          2,557             --
  Gain on sale of manufacturing operations..............         --          3,824             --
                                                            -------        -------        -------
Net income (loss).......................................    $20,154        $(6,597)       $ 7,151
                                                            =======        =======        =======

    See "Notes to Consolidated Financial Statements" of the Edisto Resources
     Corporation Consolidated Financial Statements included in this report.

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                 EDISTO RESOURCES CORPORATION (PARENT COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).....................................    $ 20,154       $ (6,597)      $  7,151
  Adjustments to reconcile net income (loss) to net cash
     provided (used) by operating activities:
     Depreciation and amortization......................          66            314             --
     Gain on sales of assets and investments............     (15,312)        (6,381)            --
     Equity in (income) loss of subsidiaries............      (7,246)        11,476         (9,989)
     Restructuring expense..............................          --             --          2,508
     Amortization of goodwill...........................          --             --            206
     Minority interest..................................       2,190           (726)           (69)
     Other..............................................          --             14            100
  Changes in assets and liabilities affecting operating
     activities:
     Accounts receivable................................      (4,225)          (984)         4,351
     Accounts payable...................................        (396)        (1,075)           431
                                                            --------       --------       --------
          Net cash provided (used) by operations........      (4,769)        (3,959)         4,689
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of property, equipment,
     investments and other assets.......................          --            244             --
  (Advances to) payments from affiliates................       3,134          9,302           (973)
  Acquisition of Enex...................................          --             --           (686)
  Dividends from (contributions to) subsidiaries........      43,293         20,386         (3,137)
  Acquisition of Convest................................        (419)        (7,230)            --
  Other.................................................        (796)          (473)            --
                                                            --------       --------       --------
          Net cash provided (used) by investing
            activities..................................      45,212         22,229         (4,796)
                                                            --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock issue on exercise of warrants and options.......       9,156             --             --
  Repurchase of common shares...........................        (173)            --             --
  Payments of long-term capital leases..................        (176)          (114)            --
  Foreign currency translation..........................          58             57             38
                                                            --------       --------       --------
          Net cash provided (used) by financing
            activities..................................       8,865            (57)            38
Net increase (decrease) in cash and cash equivalents....      49,308         18,213            (69)
Cash and cash equivalents, at beginning of period.......      18,318            105            174
                                                            --------       --------       --------
Cash and cash equivalents, at end of period.............    $ 67,626       $ 18,318       $    105
                                                            ========       ========       ========

    See "Notes to Consolidated Financial Statements" of the Edisto Resources
     Corporation Consolidated Financial Statements included in this report.

                                                                     SCHEDULE II

                          EDISTO RESOURCES CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                  BALANCE AT    CHARGED TO                   BALANCE
                                                  BEGINNING     COSTS AND       OTHER        AT END
                                                  OF PERIOD      EXPENSES     CHANGES(1)    OF PERIOD
                                                  ----------    ----------    ----------    ---------
Year ended December 31, 1996
Reserves and allowances:
  Accounts receivable...........................    $1,483        $  768       $  (162)      $2,089
  Inventory.....................................        --         2,127            --        2,127
                                                    ------        ------       -------       ------
                                                    $1,483        $2,895       $  (162)      $4,216
                                                    ======        ======       =======       ======
Year ended December 31, 1995
Reserves and allowances:
  Accounts receivable...........................    $1,345        $  163       $   (25)      $1,483
                                                    ======        ======       =======       ======
Year ended December 31, 1994
Reserves and allowances:
  Accounts receivable...........................    $3,031        $   --       $(1,686)      $1,345
  Other.........................................       120            --          (120)          --
                                                    ------        ------       -------       ------
                                                    $3,151        $   --       $(1,806)      $1,345
                                                    ======        ======       =======       ======

---------------

(1) Primarily reflects write-offs of amounts expensed in previous periods.

                          EDISTO RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                         ASSETS
                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $ 76,905        $ 71,765
  Restricted cash...........................................        333             333
  Margin deposits...........................................         56             979
  Accounts receivable.......................................      8,472           9,835
  Other current assets......................................        766           1,547
                                                               --------        --------
          Total current assets..............................     86,532          84,459
Property and equipment:
  Oil and gas properties using the successful efforts method
     of accounting..........................................    118,117         117,306
  Other.....................................................        685             641
  Less -- accumulated depreciation, depletion and
     amortization...........................................    (64,148)        (63,147)
                                                               --------        --------
                                                                 54,654          54,800
Other noncurrent assets.....................................      2,095           2,178
                                                               --------        --------
                                                               $143,281        $141,437
                                                               ========        ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $  7,711        $  9,840
  Accrued liabilities and other.............................      8,075           9,863
  Deferred revenue..........................................      1,905           2,113
                                                               --------        --------
          Total current liabilities.........................     17,691          21,816
Long-term liabilities:
  Long-term debt............................................          3           4,003
  Deferred revenue..........................................        530             559
  Minority interest.........................................     13,996          10,850
  Other noncurrent liabilities..............................      5,556           7,486
                                                               --------        --------
                                                                 20,085          22,898
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 14,238,551 issued at June 30, 1997 and
     13,930,052 issued at December 31, 1996.................        142             139
  Additional paid-in capital................................     72,699          70,675
  Retained earnings.........................................     33,063          26,308
  Foreign currency translation..............................        (37)            (37)
  Treasury stock, at cost, 52,214 shares at June 30, 1997
     and December 31, 1996..................................       (362)           (362)
                                                               --------        --------
          Total stockholders' equity........................    105,505          96,723
                                                               --------        --------
                                                               $143,281        $141,437
                                                               ========        ========


      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              SIX MONTHS    SIX MONTHS
                                                                ENDED         ENDED
                                                               JUNE 30,      JUNE 30,
                                                                 1997          1996
                                                              ----------    ----------
Oil and gas revenues........................................   $25,917       $22,033
Costs and expenses:
  Lease operating and production taxes......................     6,573         8,502
  Abandonment and exploration costs.........................     1,252           921
  Depreciation, depletion and amortization..................     7,305         9,100
  General and administrative................................     3,168         2,898
                                                               -------       -------
                                                                18,298        21,421
                                                               -------       -------
          Operating income..................................     7,619           612
                                                               -------       -------
Other income (expense):
  Interest income...........................................     2,044           589
  Interest expense..........................................       (72)         (677)
  Gain on asset sales.......................................        87         1,165
  Minority interest.........................................    (2,637)         (379)
  Other, net................................................       (30)          438
                                                               -------       -------
                                                                  (608)        1,136
                                                               -------       -------
Income before income taxes..................................     7,011         1,748
Income tax provisions.......................................      (256)         (277)
                                                               -------       -------
Income from continuing operations...........................     6,755         1,471
                                                               -------       -------
Discontinued operations:
  Income from gas marketing operations......................        --         1,472
                                                               -------       -------
          Net income........................................   $ 6,755       $ 2,943
                                                               =======       =======
Net income per common share:
  Continuing operations.....................................   $   .48       $   .11
  Discontinued operations...................................        --           .12
                                                               -------       -------
  Net income per common share...............................   $   .48       $   .23
                                                               =======       =======
Weighted average common shares outstanding..................    14,019        12,930
                                                               =======       =======

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              THREE MONTHS    THREE MONTHS
                                                                 ENDED           ENDED
                                                                JUNE 30,        JUNE 30,
                                                                  1997            1996
                                                              ------------    ------------
Oil and gas revenues........................................    $12,247         $10,513
Costs and expenses:
  Lease operating and production taxes......................      3,105           4,109
  Abandonment and exploration costs.........................        161             879
  Depreciation, depletion and amortization..................      3,682           4,896
  General and administrative................................      1,621           1,030
                                                                -------         -------
                                                                  8,569          10,914
                                                                -------         -------
          Operating income..................................      3,678            (401)
                                                                -------         -------
Other income (expense):
  Interest income...........................................      1,052             285
  Interest expense..........................................        (16)           (307)
  Gain on asset sales.......................................        (35)            352
  Minority interest.........................................     (1,301)            203
  Other, net................................................         43             102
                                                                -------         -------
                                                                   (257)            635
                                                                -------         -------
Income before income taxes..................................      3,421             234
Income tax provisions.......................................       (158)           (107)
                                                                -------         -------
Income from continuing operations...........................      3,263             127
                                                                -------         -------
Discontinued operations:
  Income from gas marketing operations......................         --          (1,287)
                                                                -------         -------
          Net income........................................    $ 3,263         $(1,160)
                                                                =======         =======
Net income per common share:
  Continuing operations.....................................    $   .23         $   .01
  Discontinued operations...................................         --            (.10)
                                                                -------         -------
  Net income per common share...............................    $   .23         $  (.09)
                                                                =======         =======
Weighted average common shares outstanding..................     14,091          13,440
                                                                =======         =======

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                          NUMBER OF            ADDITIONAL                FOREIGN
                           COMMON     COMMON    PAID-IN     RETAINED    CURRENCY     TREASURY
                           SHARES     STOCK     CAPITAL     EARNINGS   TRANSLATION    STOCK      TOTAL
                          ---------   ------   ----------   --------   -----------   --------   --------
Stockholder's equity,
  December 31, 1996.....   13,930      $139     $70,675     $26,308       $(37)       $(362)    $ 96,723
Net income..............       --        --          --       6,755         --           --        6,755
Common stock issued
  pursuant to 1996 bonus
  plan..................        6        --          55          --         --           --           55
Exercise of employee
  stock options.........      303         3       1,969          --         --           --        1,972
                           ------      ----     -------     -------       ----        -----     --------
Stockholder's equity,
  June 30, 1997.........   14,239      $142     $72,699     $33,063       $(37)       $(362)    $105,505
                           ======      ====     =======     =======       ====        =====     ========

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              SIX MONTHS    SIX MONTHS
                                                                ENDED         ENDED
                                                               JUNE 30,      JUNE 30,
                                                                 1997          1996
                                                              ----------    ----------
Cash flows from operating activities:
  Net income................................................   $ 6,755       $  2,943
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization...............     7,305          8,337
     Impairment of oil and gas properties...................        --          1,120
     Abandonments and exploration costs.....................       665            781
     Gains on sales of assets...............................       (87)        (1,167)
     Equity in income of affiliates.........................        --           (241)
     Minority interest expense..............................     2,637            379
     Other..................................................       110            807
     Changes in assets and liabilities:
       Accounts receivable and inventory....................     1,754        (15,760)
       Accounts payable and accrued liabilities.............    (3,690)        14,780
       Other................................................      (518)         1,377
                                                               -------       --------
          Net cash provided by operating activities.........    14,931         13,356
                                                               -------       --------
Cash flows from investing activities:
  Net proceeds from sales of assets.........................       768          3,874
  (Purchase) sale of hedging instruments....................     1,110         (2,647)
  Acquisition, exploration and development costs............    (9,534)        (4,721)
  Payments to affiliates....................................        --             79
  Purchase of other current and noncurrent assets...........      (107)          (820)
                                                               -------       --------
          Net cash used in investing activities.............    (7,763)        (4,235)
                                                               -------       --------
Cash flows from financing activities:
  Payments on long-term debt and capital leases.............    (4,000)        (7,945)
  Exercised employee stock options..........................     1,972             --
  Repurchase of common shares...............................        --           (173)
  Stock issue on exercise of warrants.......................        --          8,941
  Currency translation......................................        --             11
                                                               -------       --------
          Net cash provided by (used in) financing
            activities......................................    (2,028)           834
                                                               -------       --------
Net increase in cash and cash equivalents...................     5,140          9,955
Cash and cash equivalents, including restricted cash, at
  beginning of period.......................................    72,098         33,697
                                                               -------       --------
Cash and cash equivalents, including restricted cash, at end
  of period.................................................   $77,238       $ 43,652
                                                               =======       ========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Interest..................................................   $   238       $    888
                                                               =======       ========
  Taxes.....................................................   $   606       $    410
                                                               =======       ========

      See the accompanying notes to the consolidated financial statements.

                          EDISTO RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED JUNE 30, 1997 AND 1996

(1)  ORGANIZATION AND PRESENTATION

     The accompanying consolidated financial statements include the accounts of Edisto Resources Corporation, a Delaware corporation ( the "Company" or "Edisto"), and its consolidated subsidiaries. On December 10, 1996, the Company sold substantially all of the assets of its gas marketing subsidiaries, Energy Source, Inc. and Energy Source Canada, Inc. (collectively "Energy Source"), to two subsidiaries of Pacific Gas Transmission Company. Since this sale, the Company's only line of business has been oil and gas exploration and production which is conducted through a 72% interest in Convest Energy Corporation ("Convest"), an independent oil and gas exploration and production company listed on the American Stock Exchange. Edisto owns 7,598,771 shares of Convest Common Stock.

     References to the "Company" or "Edisto" shall refer to Edisto Resources Corporation and all of its consolidated subsidiaries, including Convest. References to "Convest" shall refer only to Convest.

     These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Reference also is made to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

     The information presented in this Form 10-Q is unaudited, but in the opinion of management reflects all adjustments (all of which were normal and recurring) necessary to fairly present such information. Interim results are not necessarily indicative of a full year of operations.

(2)  PROPOSED MERGER WITH FORCENERGY INC

     On June 19, 1997, Edisto, Convest, Forcenergy Inc ("Forcenergy") (NYSE "FEN"), and a Forcenergy subsidiary executed a definitive Agreement and Plan of Merger (the "Merger Agreement") providing for Edisto and Convest to be merged into Forcenergy.

     Under the Merger Agreement, (a) each issued and outstanding share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and
(ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock and (b) each issued and outstanding share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that in no event will the Weighted Average Trading Price of Forcenergy Common Stock be less than $28.96 nor more than $34.96. The "Weighted Average Trading Price" of Forcenergy Common Stock will be calculated by taking the average of the following daily calculations for each of the ten trading days ending two trading days prior to the closing date for the
Merger: (i) grouping together all shares of Forcenergy Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group, and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day. Cash will be paid in lieu of fractional shares of Forcenergy Common Stock. The transaction is expected to close in October 1997.

     The majority shareholders of Edisto and Convest have agreed to vote their respective shares in favor of the transaction thereby assuring the required shareholder approval for the Merger Agreement. Investment funds and accounts managed by TCW Special Credits and Oaktree Capital Management, L.L.C., which hold slightly in excess of 51% of Edisto's Common Stock, have agreed to vote for the transaction. In addition, such investment funds and accounts have contractually agreed not to sell 80% of the Forcenergy Common Stock received in the transaction for a period of six months after the closing. Edisto currently owns approximately

                          EDISTO RESOURCES CORPORATION

72% of the outstanding shares of Common Stock of Convest, and has agreed in the Merger Agreement to vote its shares of Convest Common Stock in favor of the transaction.

     The accompanying financial statements have been prepared on a going concern basis and do not reflect any adjustments related to the proposed merger.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EDISTO

     Cash and Cash Equivalents. Cash equivalents consist of short-term highly liquid investments which are readily convertible into cash and have original maturities of three months or less. The Company's investment policy for its available cash balances allows for investment in high grade short-term debt issues as well as investments in money market accounts and overnight investments with major financial institutions. At June 30, 1997, the Company had cash and cash equivalents, including restricted cash, of $77.2 million of which $7.4 million was held at Convest.

     Net Income Per Share. Net income per share is computed based on the weighted average number of shares outstanding which were 14,019,317 and 12,929,661 for the six months ended June 30, 1997 and 1996, respectively, and 14,090,803 and 13,440,269 for the three months ended June 30, 1997 and 1996, respectively. No effect has been given to options outstanding under the Company's stock option plans because their effect is antidilutive or immaterial.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income Taxes. Edisto records income taxes in accordance with the Financial Accounting Standards Board -- Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts.

     Principles of Consolidation and Reclassifications. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the 1996 consolidated financial statements to conform to the presentation for 1997.

CONVEST

     Reclassifications and Consolidation. Certain reclassifications have been made to prior year financial statements to conform to the presentation for 1997. All significant intercompany accounts and activities have been eliminated.

     Restricted Cash. Restricted cash consists of $333,000 of certificates of deposit held by various financial institutions. The certificates of deposit are held in escrow as collateral for letters of credit issued for (i) lease payments on certain offshore platforms and (ii) estimated plugging and abandonment costs expected to be incurred on certain onshore oil and gas properties.

     Property and Equipment. Convest follows the successful efforts method of accounting for its oil and gas properties. Costs of productive wells, developmental drilling expenditures, including developmental dry holes, and productive leases are capitalized. Exploratory drilling costs, including stratigraphic test wells, are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful. The capitalized

                          EDISTO RESOURCES CORPORATION
costs of oil and gas properties are charged to operations as depreciation, depletion and amortization using the unit-of-production method based on the ratio of current production to proved recoverable oil and gas reserves (as defined by the Securities and Exchange Commission) on a lease by lease basis. Reserve estimates for Convest's properties were prepared or audited by independent petroleum engineering firms at year end. Gas is converted to equivalent barrels of oil on an energy content basis of 6 Mcf of gas to 1 barrel of oil. Depreciation, depletion and amortization per equivalent unit of oil production was $4.74 and $4.83 for the six month periods ended June 30, 1997 and 1996, respectively, and $4.51 and $4.60 for the three month periods ended June 30, 1997 and 1996, respectively. Oil and gas leasehold costs are capitalized when incurred. Unproved properties are assessed periodically on a property-by-property basis and impairments in value are charged to expense. Exploratory expenses, including geological and geophysical expenses and annual delay rentals, are charged to expense as incurred.

     Under Statement of Financial Accounting Standards No. 121 ("SFAS 121") regarding accounting for the impairment of long-lived assets, Convest is required to recognize an impairment loss for its proved oil and gas properties if the carrying value of such properties (i.e., total capitalized costs less accumulated depreciation and depletion) exceeds the undiscounted expected future cash flows attributable to such properties. Convest must assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment loss is recognized to the extent that net capitalized costs exceed expected future cash flows. During the second quarter of 1996, it was determined that one of Convest's offshore properties had experienced a permanent decline in production. Accordingly, Convest recorded an impairment loss of approximately $1.1 million during the second quarter of 1996. No such provision has been required during 1997.

     Other Property, Plant and Equipment. Other fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method of depreciation.

     Abandonment Reserve. Convest records its estimate of future abandonment costs of offshore properties. Such costs are accrued using a unit-of-production method based upon estimated proved recoverable reserves. Abandonment costs are estimated under current regulations using current costs and are reviewed periodically and adjusted as new information becomes available. Abandonment costs on onshore properties are typically nominal due to the salvage value of well equipment.

     Convest is a party to a settlement with the United States Minerals Management Service relating to estimated plugging and abandonment costs for 14 Gulf of Mexico OCS leases. Pursuant to this settlement, the operator of the leases, Convest and other co-lessees were required to provide security for payment of such costs through quarterly payments to an Abandonment Fund. During the first quarter of 1997, Convest made its final scheduled payment under the Abandonment Fund, and accordingly, is no longer subject to additional future payments.

     As of June 30, 1997 and December 31, 1996, Convest had made payments totaling approximately $4.8 million and $4.2 million to the Abandonment Fund, respectively. These payments were applied to the total long-term abandonment reserve of $7.5 million and $7.7 million, as of June 30, 1997 and December 31, 1996, respectively, resulting in a net long-term abandonment reserve of $2.7 million and $3.5 million as of those dates. The current portion of the abandonment reserve was $2.1 million and $2.3 million as of June 30, 1997 and December 31, 1996, respectively. The current portion of the abandonment reserve is included in "Accrued Liabilities and Other" and the noncurrent portion is included in "Other Noncurrent Liabilities" in the consolidated financial statements.

     Lease Operating Expenses. In connection with a 1992 sale of certain future production volumes of oil to Enron Reserve Acquisition Corp., Convest established a reserve for the expenses associated with the volumes sold and amortizes this reserve as the volumes are delivered. As of June 30, 1997 and December 31, 1996, the

                          EDISTO RESOURCES CORPORATION
current balance of this reserve was $1.6 million, respectively, and the long-term balance was $2.8 million and $3.7 million, respectively, and were presented in "Accrued Liabilities and Other" and "Other Noncurrent Liabilities," respectively, in the consolidated financial statements.

     Gas Balancing. Convest uses the entitlement method of accounting for gas imbalances. Receivables resulting from undertakes of gas production at June 30, 1997 and December 31, 1996 were $2.4 million and $2.3 million, respectively, and are included in "Accounts Receivable -- Oil and Gas Production" and "Other Noncurrent Assets" in the consolidated financial statements. Deferred revenue and payables resulting from overtakes of gas production at June 30, 1997 and December 31, 1996 were $2.4 million and $2.7 million, respectively, and are included in "Current Liabilities -- Deferred Revenue" and "Long-Term
Liabilities -- Deferred Revenue" in the consolidated financial statements.

     Accounting for Income Taxes. Convest records income taxes in accordance with the Financial Accounting Standards Board -- Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts.

     Concentration of Credit Risk. Convest's oil and gas production revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects Convest's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. Convest has not experienced significant credit losses on receivables from such sales.

     Net Income Per Share. Net income per share is computed based on the weighted average number of shares outstanding which were 10,472,100 and 10,412,722 for the six months ended June 30, 1997 and 1996, respectively, and 10,508,115 and 10,412,722 for the three months ended June 30, 1997 and 1996, respectively. No effect has been given to options outstanding under Convest's stock option plans because their effect is antidilutive or immaterial.

     Risk Management/Hedging Activities. Convest from time to time engages in commodity hedging activities to minimize the risk of market fluctuations associated with the price of crude oil and natural gas production. The hedging objectives include assurance of stable and known cash flows and fixed favorable prices. The hedges are effected through the purchase and sale of futures contracts on the New York Mercantile Exchange ("NYMEX") and over the counter price swap agreements. The credit risk of futures contracts is limited due to the daily cash settlement of the net change in the value of open contracts and because of certain NYMEX procedures. Gains or losses on Convest's hedging agreements are deferred and recognized as oil and gas sales revenue when the hedged transaction occurs.

     Statement of Cash Flows. For purposes of the consolidated statements of cash flows, Convest considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant estimates are discussed herein.

(4)  DISCONTINUED OPERATIONS

     From 1990 until December 1996, Edisto conducted natural gas marketing operations through Energy Source. On December 10, 1996, Energy Source sold substantially all of its assets to Pacific Gas Transmission Company, a subsidiary of PG&E Corporation (NYSE "PCG"). The sales price was $23.3 million in cash,

                          EDISTO RESOURCES CORPORATION
plus the working capital of Energy Source at July 31, 1996 (approximately $20.0 million). The sales price, however, is subject to adjustment after the closing by the adjusted consolidated net income or loss of Energy Source from August 1, 1996 to November 30, 1996. The Company and PGT have not yet finalized the purchase price adjustment. Under the Purchase Agreement, Edisto also retained certain assets and liabilities of Energy Source. In connection with this sale, Edisto recognized a gain of approximately $15.3 million during 1996, net of approximately $700,000 of income tax.

     As a condition to the sale, Edisto retained the rights and liabilities associated with the gas purchase and supply contracts with three of Energy Source's Canadian trading partners, each of whom defaulted under their contracts and sought protection under Canadian bankruptcy laws. Edisto also retained as assets approximately 1.2 Bcf of natural gas in storage which the storage operator failed to deliver. Edisto is pursuing its claims in each of these matters.

     Pursuant to the Purchase Agreement, Edisto also retained the liabilities and counterclaims against PanEnergy Corporation and Panhandle Eastern Pipe Line Company under a lawsuit in the District Court of Harris County, Texas. This lawsuit is described in Note 10 -- "Commitments and Contingencies" herein.

     Separate from the lawsuit with Panhandle, Edisto retained as an asset all rights to receive a refund from Panhandle under a proposed settlement of certain rate cases pending before the Federal Energy Regulatory Commission. In April 1997, the settlement was finalized and Panhandle acknowledged Edisto's right to receive a refund of approximately $1.0 million, but offset it against amounts which Panhandle claims are owed to it by the Company. This refund is included in Accounts Receivable on the accompanying Consolidated Balance Sheet at June 30, 1997 and December 31, 1996.

                          EDISTO RESOURCES CORPORATION

(5)  CONSOLIDATING BALANCE SHEETS

     Set forth below are the Consolidating Balance Sheets of Edisto and its consolidated subsidiary, Convest, at June 30, 1997.

                          CONSOLIDATING BALANCE SHEETS
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                                         CONSOLIDATED
                                                    EDISTO(1)   CONVEST   ELIMINATIONS      EDISTO
                                                    ---------   -------   ------------   ------------
ASSETS:
  Cash and cash equivalents.......................  $ 69,869    $ 7,369     $     --       $ 77,238
  Margin deposits.................................        --         56           --             56
  Accounts receivable.............................     1,714      7,130         (372)         8,472
  Other current assets............................         4        762           --            766
                                                    --------    -------     --------       --------
          Total current assets....................    71,587     15,317         (372)        86,532
                                                    --------    -------     --------       --------
  Property and equipment, net.....................        72     54,582           --         54,654
                                                    --------    -------     --------       --------
  Investment in Convest...........................    38,414         --      (38,414)            --
                                                    --------    -------     --------       --------
  Other assets....................................        27      2,618         (550)         2,095
                                                    --------    -------     --------       --------
                                                    $110,100    $72,517     $(39,336)      $143,281
                                                    ========    =======     ========       ========

LIABILITIES AND EQUITY:
  Accounts payable................................  $    615    $ 7,467     $   (372)      $  7,710
  Accrued liabilities and other...................     3,379      4,696           --          8,075
  Deferred revenue................................        --      1,906           --          1,906
                                                    --------    -------     --------       --------
          Total current liabilities...............     3,994     14,069         (372)        17,691
                                                    --------    -------     --------       --------
  Long-term debt..................................        --          3           --              3
  Minority interest...............................        --         --       13,996         13,996
  Other noncurrent liabilities....................        51      6,035           --          6,086
                                                    --------    -------     --------       --------
          Total long-term liabilities.............        51      6,038       13,996         20,085
                                                    --------    -------     --------       --------
  Stockholders' equity............................   106,055     52,410      (52,960)       105,505
                                                    --------    -------     --------       --------
                                                    $110,100    $72,517     $(39,336)      $143,281
                                                    ========    =======     ========       ========

---------------

(1) Includes Edisto and its subsidiaries other than Convest.

(6)  HEDGING ACTIVITIES

     As previously stated, Convest conducts its hedging activities through major financial institutions. Set forth below is the contract amount and term of all futures contracts held for price risk management purposes by Convest at June 30, 1997 and December 31, 1996:

                                  JUNE 30, 1997          DECEMBER 31, 1996
                               --------------------    ----------------------
                                 OIL         GAS         OIL          GAS
                               --------    --------    --------    ----------
Quantity Sold................  30 Mbbls    740 MMCF    90 Mbbls    3,300 MMcf
Maximum Term.................  3 Months    3 Months    9 Months    10 Months
Average Price................   $21.07      $2.38       $22.50       $2.53

                          EDISTO RESOURCES CORPORATION

     Convest will continue its hedging activities during 1997 in order to mitigate the volatility of its crude oil and natural gas prices. Gains and losses realized upon the settlement of Convest's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. The fair value of Convest's open positions at June 30, 1997 were $182,150. As a result of fluctuations in the price of crude oil and natural gas subsequent to June 30, 1997, the stated fair value of Convest's open positions is not indicative of the value which would be received if the positions were closed at current prices. The fair value of Convest's hedges was based on the cost that would have been incurred to buy out those hedges in a loss position and the consideration that would have been received to terminate those hedges in a gain position. The cash margin required by the counterparties to Convest's hedging activities totaled $56,000 and $1.0 million as of June 30, 1997 and December 31, 1996, respectively, and are included in other current assets.

(7)  RELATED PARTY TRANSACTIONS

     During December 1996, Edisto sold substantially all of the assets of its wholly owned gas marketing subsidiary, Energy Source, Inc., to an unrelated third party. From January 1995 until its sale in December 1996, Energy Source had marketed a substantial portion of Convest's gas production. Under the gas marketing arrangement, Convest received a minimum price of 98% of the index for the applicable pipeline. In connection with the sale of Energy Source, Convest and Energy Source agreed to extend the gas marketing arrangement to December 31, 1997. Effective January 1, 1997, the gas marketing arrangement was amended to increase the price received by Convest from 98% to 100% of the index price for the applicable pipeline.

     In connection with the Energy Source sale, all Edisto employees other than Michael Y. McGovern, the Chairman and Chief Executive Officer of Convest and Edisto, became employees of the purchaser. Subsequently, Edisto's corporate headquarters were moved to Convest's offices, and Mr. McGovern and four other employees of Convest have divided their time between Edisto and Convest. Effective December 1, 1996, Mr. McGovern's base salary and benefits have been apportioned 70% to Convest and 30% to Edisto. The base salary and benefits of the other Convest employees who perform work for Edisto also are apportioned based on the approximate amount of time they work for each company.

     Prior to the sale of Energy Source, Edisto had provided Convest with access to an AS400 computer system to run its accounting system and had provided MIS support. The monthly cost to Convest was approximately $12,555 per month. In connection with the sale of Energy Source, Edisto sold the AS400 computer system and its MIS personnel became employees of the purchaser of Energy Source. Since Convest continued to need an AS400 computer system to run its accounting system, the Energy Source purchaser agreed to provide Convest with access to the AS400 computer system and MIS support through December 31, 1997. The cost to Convest is $12,645 per month. This agreement may be terminated by Convest at any time after June 30, 1997 upon 90 days notice.

     In addition, Convest and Edisto have a directors' and officers' fiduciary insurance policy that covers both companies. The annual insurance premium was allocated 32% to Convest, for a cost of $96,000 based on the relative percentage that the assets of Convest bear to the total assets of both Convest and Edisto.

     Each of the affiliated party transactions described above was approved by either a special committee of Convest's Board, which was composed of outside directors with no affiliation to Edisto, or the unanimous consent of Convest's Board.

(8)  INCOME TAXES

     The Company records current income taxes based on its estimated actual tax liability for the year. The Company provides for deferred income taxes under SFAS No. 109 based upon differences between the tax basis of the Company's assets and liabilities and their financial statement carrying amounts multiplied by the Company's expected future effective tax rate.

                          EDISTO RESOURCES CORPORATION

     The Company recorded current income tax expense of $256,000 and $277,000 for the six months ended June 30, 1997 and 1996, respectively, and $158,000 and $107,000 for the three months ended June 30, 1997 and 1996, respectively. The Company has provided a valuation allowance against substantially all of its net deferred tax assets as the "more-likely-than-not" criteria for recognition under SFAS No. 109 has not been met.

(9)  CONVEST CREDIT FACILITY AND LONG-TERM DEBT

     Convest has a revolving credit facility with Bank One, Texas, N.A. ("Bank One"), and Compass Bank-Houston which terminates on January 1, 1999. Bank One serves as agent bank of the facility. The facility is secured by a first lien on all of Convest's assets, including its oil and gas properties and gas plant. The borrowing base is redetermined semi-annually on May 31 and November 30 of each year by the lending banks based on engineering criteria established by the banks. Interest on borrowings under the facility is computed at (i) the agent bank's prime lending rate (the "Base Rate") plus 3/4% or (ii) the London Interbank Offering Rate ("LIBOR") plus 2 3/4%. In addition, Convest pays a commitment fee equal to 1/2% on any commitment amount in excess of outstanding borrowings.

     Effective December 1, 1996, the borrowing base was $19.2 million which reduces by $1.0 million per month beginning January 1, 1997 based on the lending banks' estimate of production. Effective January 28, 1997 and June 12, 1997, the borrowing base was reduced by $300,000 and $200,000, respectively, to give effect to the sale of oil and gas properties securing the credit facility. Pursuant to the terms of the credit facility, Convest is required to provide the banks with semi annual estimates of its oil and gas reserves on or before April 1 and October 1 of each year. Due to the proposed merger with Forcenergy, the banks have agreed to extend the report required on October 1, 1997 until December 1, 1997. As a result, Convest's borrowing base will continue to reduce by $1.0 million per month until the updated reports are provided and the borrowing base has been redetermined.

     After giving effect to the monthly borrowing base reductions and the reductions resulting from the property sales, Convest's borrowing base under the credit facility was $12.7 million on June 30, 1997. Convest had no outstanding borrowings under its credit facility at June 30, 1997 and $4.0 million outstanding at December 31, 1996. In addition, Convest had $200,000 of letters of credit outstanding at June 30, 1997 and December 31, 1996, primarily related to performance bonds issued for oil and gas operations.

(10)  COMMITMENTS AND CONTINGENCIES

     Bruce W. McConkey, et al v. James R. McNab, Jr., et al. (Cause No. 93-002587 in the 125th District Court of Harris County, Texas). In January 1993, Bruce W. McConkey and two other shareholders of MINT Holding Company ("MINT"), who collectively hold 20% of the outstanding MINT common stock, filed a lawsuit against Edisto, MINT and certain of its former directors who were former officers of Edisto. Edisto owns the remaining 80% of MINT. The lawsuit, among other things, (i) alleged that MINT constructively terminated Mr. McConkey's employment as the President and CEO of MINT, thereby breaching his employment agreement; (ii) alleged that certain directors of MINT breached their fiduciary duties to the plaintiffs, in their capacity as minority shareholders, and (iii) asserted derivative claims on behalf of MINT against certain directors for alleged mismanagement of MINT. Edisto and MINT asserted certain counterclaims against Mr. McConkey based on an unpaid guaranteed debt and an unpaid promissory note.

     In October 1996, the trial court granted an interlocutory summary judgment in favor of Edisto, MINT and the individual defendants on all claims other than the claims against MINT, including the claim that it constructively terminated Mr. McConkey's employment. In mid-July 1997, this lawsuit was tried before a jury and resulted in the following findings: (i) the court found that Mr. McConkey was constructively discharged by MINT which owes Mr. McConkey approximately $32,000 for damages and interest; (ii) Mr. McConkey owes approximately $26,000 to Multiflex on an unpaid promissory note, and (iii) Mr. McConkey owes

                          EDISTO RESOURCES CORPORATION
approximately $400,000 to Edisto for breaching a guaranty issued to Edisto. All other relief sought by Mr. McConkey and the other plaintiffs against Edisto, MINT and the individual defendants was expressly denied. The final judgment was granted by the trial court on July 29, 1997. It is unknown at this time whether the plaintiffs will appeal this judgment.

     Panhandle Eastern Pipe Line Company v. Energy Source, Inc. (Cause No. 96-60925 in the 152nd District Court of Harris County, Texas). The lawsuit, which was filed in December 1996, relates to (i) a contract dispute involving approximately $1.5 million in disputed Annual Revenue Amount and other charges which PanEnergy and Panhandle Eastern claim are owed by Energy Source under two gas transportation agreements between the companies, (ii) a claim by Energy Source that PanEnergy over billed Energy Source by approximately $1.0 million for services under such transportation contracts which PanEnergy has refused to refund, (iii) $216,000 in gas balancing penalties paid by Energy Source under protest for which Edisto is seeking a refund, (iv) a claim by Energy Source under Texas antitrust laws that PanEnergy exerted unlawful monopoly power and engaged in anticompetitive conduct to the detriment of Energy Source, and (v) a claim by Energy Source that PanEnergy tortiously interfered with a prospective contractual relationship between Energy Source and its largest customer at that time. Edisto believes that it has meritorious defenses to PanEnergy's claims and plans to vigorously assert such defenses and its counterclaims against PanEnergy in the lawsuit. Based on developments of the case to date, the Company's management does not believe the outcome of this lawsuit will have a material adverse effect on the Company's consolidated financial position or results of operations.

     Potential Retained Liabilities from Sale of Gas Marketing Operations. As a condition to the sale of the natural gas marketing operations in December 1996, Edisto retained the rights and liabilities associated with the gas purchase and supply contracts with three of Energy Source Canada's trading partners. Each of these trading partners defaulted under their contracts and sought protection under Canadian bankruptcy laws. Edisto is pursuing its claims in these matters.

     In addition, the Company is named as defendant in several lawsuits arising in the ordinary course of business. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's financial position or results of operations.

                          CONVEST FINANCIAL STATEMENTS

                     INDEX TO CONVEST FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
YEAR ENDED DECEMBER 31, 1996:
  Report of Independent Public Accountants of Convest Energy
     Corporation............................................  F-45
  Consolidated Balance Sheets of Convest Energy Corporation
     at December 31, 1996 and 1995..........................  F-46
  Consolidated Statements of Operations of Convest Energy
     Corporation for the Years Ended December 31, 1996, 1995
     and 1994...............................................  F-47
  Consolidated Statements of Stockholders' Equity of Convest
     Energy Corporation for the Years Ended December 31,
     1996, 1995 and 1994....................................  F-48
  Consolidated Statements of Cash Flows of Convest Energy
     Corporation for the Years Ended December 31, 1996, 1995
     and 1994...............................................  F-49
  Notes to Consolidated Financial Statements of Convest
     Energy Corporation.....................................  F-50
QUARTER ENDED JUNE 30, 1997:
  Consolidated Balance Sheets at June 30, 1997 and December
     31, 1996...............................................  F-65
  Consolidated Statements of Operations -- Three and Six
     Months Ended June 30, 1997 and 1996....................  F-66
  Consolidated Statement of Stockholders' Equity -- Six
     Months Ended June 30, 1997.............................  F-68
  Consolidated Statement of Cash Flows -- Six Months Ended
     June 30, 1997 and 1996.................................  F-69
  Notes to Consolidated Financial Statements................  F-70

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Convest Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Convest Energy Corporation (a Texas corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Convest Energy Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2, as of October 1, 1995, the Company changed its method of accounting for the impairment of long-lived assets to conform with Statement of Financial Accounting Standards No. 121.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 20, 1997

                           CONVEST ENERGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $  3,678    $    674
  Restricted cash...........................................       333         333
  Accounts receivable:
     Oil and gas production -- less allowance for doubtful
      accounts of $657 and $820, respectively...............     7,908       7,958
     Other..................................................       598         252
  Other current assets......................................     2,267       6,223
                                                              --------    --------
          Total current assets..............................    14,784      15,440
                                                              --------    --------
Property and equipment:
  Oil and gas properties, successful efforts method.........   117,307     114,201
  Other.....................................................       478         364
  Less accumulated depreciation, depletion and
     amortization...........................................   (63,061)    (50,225)
                                                              --------    --------
                                                                54,724      64,340
                                                              --------    --------
Other assets................................................     2,704       2,177
                                                              --------    --------
                                                              $ 72,212    $ 81,957
                                                              ========    ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $     --    $  1,625
  Accounts payable:
     Oil and gas production.................................     8,521       9,609
     Affiliates.............................................       667         550
  Accrued liabilities and other.............................     6,041       3,803
  Deferred revenue..........................................     2,113       2,010
                                                              --------    --------
          Total current liabilities.........................    17,342      17,597
                                                              --------    --------
Long-term liabilities:
  Long-term debt, net of current maturities.................     4,003      17,553
  Deferred revenue..........................................       559         691
  Other noncurrent liabilities..............................     7,170      11,099
                                                              --------    --------
                                                                11,732      29,343
                                                              --------    --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value; authorized 5 million
     shares; none issued or outstanding.....................
  Common stock $.01 par value; 20,000,000 shares authorized,
     10,428,602 and 10,412,722 issued and outstanding at
     December 31, 1996 and 1995, respectively...............       104         104
  Additional paid-in capital................................    47,849      47,798
  Retained earnings (deficit)...............................    (4,815)    (12,885)
                                                              --------    --------
                                                                43,138      35,017
                                                              --------    --------
                                                              $ 72,212    $ 81,957
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                           CONVEST ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
Revenues:
  Oil and gas sales.........................................  $45,622    $49,917    $46,788
  Gas plant revenues........................................    1,517      1,295         --
  Gain (loss) on asset sale.................................    1,239       (660)     4,754
  Other, net................................................    1,367        428        326
                                                              -------    -------    -------
                                                               49,745     50,980     51,868
                                                              -------    -------    -------
Expenses:
  Production:
     Lease operating expense................................   12,998     16,790     12,033
     Production taxes.......................................    1,272      1,167        247
     Gas plant operating expense............................      510        492         --
  Abandonment and exploration costs.........................    1,775      2,279      2,135
  General and administrative expenses.......................    4,792      4,882      4,588
  Interest expense..........................................    1,065      2,015        747
  Depreciation, depletion and amortization..................   16,473     20,039     18,911
  Impairment of oil and gas properties......................    2,633      5,911         --
  Equity in loss of affiliates..............................       --         --      1,731
                                                              -------    -------    -------
                                                               41,518     53,575     40,392
                                                              -------    -------    -------
Income (loss) before elimination of preacquisition net loss
  and income taxes..........................................    8,227     (2,595)    11,476
     Elimination of preacquisition net loss of
       predecessor..........................................       --      1,664         --
                                                              -------    -------    -------
  Net income (loss) before income taxes.....................    8,227       (931)    11,476
  Income tax provision (benefit):
     Current................................................      157        559        210
     Deferred...............................................       --       (550)        --
                                                              -------    -------    -------
                                                                  157          9        210
                                                              -------    -------    -------
Net income (loss)...........................................  $ 8,070    $  (940)   $11,266
                                                              =======    =======    =======
Net income (loss) per share (See Note 2)....................  $  0.77    $ (0.11)   $  1.82
                                                              =======    =======    =======
Weighted average common shares outstanding..................   10,413      8,374      6,185
                                                              =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                           CONVEST ENERGY CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                          COMMON        COMMON     ADDITIONAL
                                          SHARES        STOCK,      PAID-IN      RETAINED
                                        OUTSTANDING    $.01 PAR     CAPITAL      EARNINGS     TOTAL
                                        -----------    --------    ----------    --------    --------
Balance at December 31, 1993..........     6,185       $     62     $30,758      $  7,696    $ 38,516
  Capital contributions...............        --             --         100            --         100
  Dividends...........................        --             --          --       (30,255)    (30,255)
  Net income..........................        --             --          --        11,266      11,266
                                          ------       --------     -------      --------    --------
Balance at December 31, 1994..........     6,185             62      30,858       (11,293)     19,627
Distribution of certain assets and
  liabilities to affiliates in
  accordance with the stock purchase
  agreement...........................        --             --          --          (652)       (652)
  Stock issuance -- reverse
     acquisition of CEC by Edisto
     E&P..............................     4,227             42      16,940            --      16,982
  Net loss............................        --             --          --          (940)       (940)
                                          ------       --------     -------      --------    --------
Balance at December 31, 1995..........    10,412            104      47,798       (12,885)     35,017
  Exercise of employee stock
     options..........................        16             --          51            --          51
  Net income..........................        --             --          --         8,070       8,070
                                          ------       --------     -------      --------    --------
Balance at December 31, 1996..........    10,428       $    104     $47,849      $ (4,815)   $ 43,138
                                          ======       ========     =======      ========    ========

   The accompanying notes are an integral part of these financial statements.

                           CONVEST ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  8,070   $   (940)  $ 11,266
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation, depletion and amortization...............    16,496     16,503     18,911
     Impairment of oil and gas properties...................     2,633      5,911         --
     (Gain) loss on sale of assets and investments..........    (1,239)       660     (4,754)
     Abandonment and exploration costs......................     1,592      1,797      1,810
     (Increase) decrease in accounts receivable.............      (354)    (4,284)     6,064
     Decrease in accounts payable and accrued liabilities...    (4,361)    (3,969)    (3,198)
     Other..................................................       176       (121)       295
                                                              --------   --------   --------
          Net cash flow provided by operating activities....    23,013     15,557     30,394
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received in reverse acquisition of CEC by Edisto
     E&P....................................................        --        716         --
  Acquisition, exploration and development of oil and gas
     properties.............................................   (10,949)   (10,232)    (6,298)
  Advances to working interest owners.......................    (1,225)        --         --
  Proceeds from the sale of oil and gas properties..........     2,991        384      8,444
  (Purchase) sale of investment in affiliates...............        --      7,351     (9,183)
  (Purchase) sale of natural gas hedging contracts..........     4,412     (4,225)      (898)
  Increase in other current and noncurrent assets...........      (114)    (1,123)    (4,339)
                                                              --------   --------   --------
          Net cash used in investing activities.............    (4,885)    (7,129)   (12,274)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on long-term debt and capital leases...........     3,100      6,575      7,788
  Payments on long-term debt and capital leases.............   (18,275)   (12,750)    (9,578)
  Payment of note payable...................................        --     (5,212)        --
  Cash dividends............................................        --         --    (25,015)
  Distribution of certain assets and liabilities to
     affiliate..............................................        --       (652)        --
  Exercised employee stock options..........................        51         --         --
  Other.....................................................        --       (338)        25
                                                              --------   --------   --------
          Net cash used by financing activities.............   (15,124)   (12,377)   (26,780)
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........     3,004     (3,949)    (8,660)
Cash and cash equivalents, beginning of period..............     1,007      4,956     13,616
                                                              --------   --------   --------
Cash and cash equivalents, end of period....................  $  4,011   $  1,007   $  4,956
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................  $  1,305   $  1,413   $    410
                                                              ========   ========   ========
  Cash paid during the period for taxes.....................  $    157   $     46   $     80
                                                              ========   ========   ========
  Non-cash transactions -- property dividend................  $     --   $     --   $  5,240
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                           CONVEST ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

GENERAL

     Convest Energy Corporation ("Convest" or the "Company"), a Texas corporation whose common stock is traded on the American Stock Exchange, is an active independent oil and gas exploration and production company. The Company was formed in June 1990 to participate in a series of mergers and other transactions consummated in December 1990 pursuant to which the company succeeded to the assets, liabilities, operations and common management of ConVest Energy Partners, Ltd., a former publicly-held Texas limited partnership, and certain of its affiliates.

EDISTO TRANSACTION

     On June 26, 1995, Convest acquired all of the outstanding capital stock of Edisto Exploration & Production Company, a Delaware corporation ("Edisto E&P") from Edisto Resources Corporation ("Edisto") in exchange for 6,185,400 newly issued shares of Convest's common stock and $10,000 in cash (the "Edisto Transaction"). The newly issued shares of Convest common stock increased Edisto's interest in Convest from 31% to 72%. Upon closing of the Edisto Transaction, Convest's Board was restructured so that affiliates of Edisto constituted a majority of the directors. Edisto subsequently increased its interest in Convest to 73% through the purchase of 92,000 additional shares of Convest common stock on the open market. The Edisto Transaction resulted in a reverse acquisition by Edisto E&P of Convest, as further described below. Accordingly, all future references to "Convest" or the "Company" will apply to Edisto E&P. Any references to "CEC" are intended to apply solely to Convest Energy Corporation prior to the reverse acquisition.

REVERSE ACQUISITION METHOD OF ACCOUNTING FOR EDISTO TRANSACTION

     Since Edisto acquired control of CEC through its 72% stock ownership and majority of the CEC Board, the acquisition of Edisto E&P by CEC has been accounted for as a reverse acquisition. Under accounting rules for a reverse acquisition, Edisto E&P is considered the acquiring entity and CEC is considered the acquired entity. As a result, the historical financial statements of CEC for periods prior to the date of the Edisto Transaction are no longer presented. Instead, the historical financial statements of the Company for periods prior to the date of the Edisto Transaction are those of Edisto E&P. Therefore, in accordance with the accounting rules for a reverse acquisition, the following should be noted with respect to the consolidated financial statements presented herein:

          (i) The Consolidated Statements of Operations of the Company for the year ended December 31, 1995 set forth the combined results of operations of CEC and Edisto E&P as if the Edisto Transaction had occurred on January 1, 1995, with the preacquisition net loss of CEC being eliminated for purposes of determining net income. The Consolidated Statements of Operations for the year ended December 31, 1994 are those of Edisto E&P and do not include the historical results of CEC for such period;

          (ii) The Consolidated Statements of Stockholders' Equity of the Company for the years ended December 31, 1995 and 1994 have been retroactively restated to reflect the number of shares of CEC common stock received by Edisto in the Edisto Transaction, as if such shares had been issued as of the beginning of the period, and to reflect the CEC shares outstanding prior to the Edisto Transaction as being issued on the date of the Edisto Transaction; and

          (iii) The Consolidated Statements of Cash Flows of the Company for the years ended December 31, 1995 and 1994 do not include the cash flows of CEC for periods prior to the Edisto Transaction. For purposes of the Consolidated Statements of Cash Flows, the Edisto Transaction was substantially excluded since it was completed primarily with CEC Common Stock and accordingly resulted in a noncash transaction. Instead, only the cash balances of CEC at June 26, 1995 have been included as cash received by Edisto E&P as a result of the reverse acquisition.

                           CONVEST ENERGY CORPORATION

EDISTO E&P PRIOR TO THE EDISTO TRANSACTION

     On October 26, 1992, Edisto and certain of its affiliates, including Edisto E&P, filed voluntary petitions for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On June 29, 1993, Edisto's plan of reorganization became effective, and Edisto substantially consummated its restructuring. Edisto E&P's historical financial statements have been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code", issued November 1990 ("SOP 90-7"). In accordance with SOP 90-7, Edisto E&P adopted fresh start reporting as of June 30, 1993, which provides for the allocation of the reorganization value of the entity among the reorganized assets on the basis of the purchase method of accounting.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. All significant intercompany accounts and activities have been eliminated.

     Restricted Cash. Restricted cash consists of $333,000 of certificates of deposit held by various financial institutions. The certificates of deposit are held in escrow as collateral for letters of credit issued for (i) lease payments on certain offshore platforms and (ii) estimated plugging and abandonment costs expected to be incurred on certain onshore oil and gas properties.

     Property and Equipment. The Company follows the successful efforts method of accounting for its oil and gas properties. Costs of productive wells, developmental drilling expenditures, including developmental dry holes, and productive leases are capitalized. Exploratory drilling costs, including stratigraphic test wells, are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful. The capitalized costs of oil and gas properties are charged to operations as depreciation, depletion and amortization using the unit-of-production method based on the ratio of current production to proved recoverable oil and gas reserves (as defined by the Securities and Exchange Commission) on a lease by lease basis. Reserve estimates for the Company's properties were prepared or audited by independent petroleum engineering firms at year end. Gas is converted to equivalent barrels of oil on an energy content basis of 6 Mcf of gas to 1 barrel of oil. Depreciation, depletion and amortization per equivalent unit of oil production was $5.09, $4.62 and $4.80 for the years ended December 31, 1996, 1995 and 1994, respectively. Oil and gas leasehold costs are capitalized when incurred. Unproved properties are assessed periodically on a property-by-property basis and impairments in value are charged to expense. Exploratory expenses, including geological and geophysical expenses and annual delay rentals, are charged to expense as incurred.

     Prior to 1995, the Company provided an impairment reserve for proved oil and gas properties to the extent that total capitalized costs less accumulated depreciation and depletion, exceed expected undiscounted future net revenues attributable to proved oil and gas reserves on an overall basis. During March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires the Company to recognize an impairment loss for proved oil and gas properties if the carrying value of such properties (i.e., total capitalized costs less accumulated depreciation and depletion) exceeds the undiscounted expected future cash flows attributable to such properties. Under SFAS 121, the Company must assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment loss is recognized to the extent that net capitalized costs exceed discounted expected future cash flows.

     During the fourth quarter of 1995, the Company adopted SFAS 121 which required the Company to recognize an impairment loss in 1995 of approximately $5.9 million. The Company assessed the need for an impairment of its proved oil and gas properties at December 31, 1995 using the prices of $17.42 per barrel of

                           CONVEST ENERGY CORPORATION
oil and $1.61 per Mcf of gas. In 1996, the Company recognized an impairment loss of $2.6 million. The Company assessed the need for an impairment at December 31, 1996 using the prices of $22.73 per barrel of oil and $2.21 per Mcf of gas.

     Other Property, Plant and Equipment. Other fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method of depreciation.

     Abandonment Reserve. The Company records its estimate of future abandonment costs of offshore properties. Such costs are accrued using a unit-of-production method based upon estimated proved recoverable reserves. Abandonment costs are estimated under current regulations using current costs and are reviewed periodically and adjusted as new information becomes available. Abandonment costs on onshore properties are typically nominal due to the salvage value of well equipment.

     Upon emerging from bankruptcy in July 1993, Edisto E&P entered into a settlement with the United States Minerals Management Service relating to estimated plugging and abandonment costs for 14 Gulf of Mexico OCS leases in which Edisto E&P owned interests. Pursuant to this settlement, the operator of the leases, Edisto E&P and other co-lessees were required to provide security for payment of such costs through quarterly payments to an Abandonment Fund. Subsequent to the Edisto Transaction, the Company continues to be subject to the Abandonment Fund payments. During the second quarter of 1995, the Company sold its interest in one of the offshore properties covered by the settlement agreement and as such, is no longer subject to the Abandonment Fund payments associated with the property. As of December 31, 1996 and 1995, the Company was subject to total Abandonment Fund payments of $4.2 million and $4.3 million, respectively.

     As of December 31, 1996 and 1995, the Company had made payments totaling $4.2 million and $3.7 million to the Abandonment Fund, respectively. These payments were applied to the total long-term abandonment reserve of $7.7 million and $10.2 million, as of December 31, 1996 and 1995, respectively, resulting in a net long-term abandonment reserve of $3.5 million and $6.5 million as of those dates. The current portion of the abandonment reserve was $2.3 million and $556,000 as of December 31, 1996 and 1995, respectively. The current portion of the abandonment reserve is included in "Accrued Liabilities and Other" and the noncurrent portion is included in "Other Noncurrent Liabilities" in the consolidated financial statements.

     Lease Operating Expenses. In connection with a 1992 sale of certain future production volumes of oil to Enron Reserve Acquisition Corp., the Company established a reserve for the expenses associated with the volumes sold and amortizes this reserve as the volumes are delivered. As of December 31, 1996 and 1995, the current balance of this reserve was $1.6 million and $1.8 million, respectively, and the long-term balance was $3.7 million and $4.6 million, respectively, and were presented in "Accrued Liabilities and Other" and "Other Noncurrent Liabilities," respectively, in the consolidated financial statements.

     Gas Balancing. The Company uses the entitlement method of accounting for gas imbalances. Receivables resulting from undertakes of gas production at December 31, 1996 and 1995 were $2.3 million and $1.4 million, respectively, and are included in "Oil and Gas Production Accounts Receivables" and "Other Noncurrent Assets" in the consolidated financial statements. Deferred revenue and payables resulting from overtakes of gas production at December 31, 1996 and 1995 were $2.7 million and $2.7 million, respectively, and are included in "Deferred Revenue" and "Other Noncurrent Liabilities" in the consolidated financial statements. The Company assumed a nominal gas imbalance liability from CEC in the Edisto Transaction.

     Accounting for Income Taxes. The Company records income taxes in accordance with the Financial Accounting Standards Board -- Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts.

                           CONVEST ENERGY CORPORATION

     Concentration of Credit Risk. The Company's oil and gas production revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on receivables from such sales. See Note 10 herein for a discussion of major purchasers of the Company's oil and gas production.

     Net Income Per Share. Net income per share is computed based on the weighted average number of shares outstanding which were 10,412,826 for the year ended December 31, 1996, 8,374,342 for the year ended December 31, 1995 and 6,185,400 for the year ended December 31, 1994. No effect has been given to options outstanding under the Company's stock option plans because their effect is antidilutive or immaterial. See Notes 1 and 8 herein which discuss the restated capital structure of the Company. The Company considers net income per share information for periods prior to June 30, 1995 to be of limited value since Edisto E&P was a wholly-owned subsidiary of Edisto prior to the Edisto Transaction.

     Risk Management/Hedging Activities. The Company from time to time engages in commodity hedging activities to minimize the risk of market fluctuations associated with the price of crude oil and natural gas production. The hedging objectives include assurance of stable and known cash flows and fixed favorable prices. The hedges are effected through the purchase and sale of futures contracts on the New York Mercantile Exchange ("NYMEX") and over the counter price swap agreements. The credit risk of futures contracts is limited due to the daily cash settlement of the net change in the value of open contracts and because of certain NYMEX procedures. Gains or losses on the Company's hedging agreements are deferred and recognized when the hedged transaction occurs, and are recorded as oil and gas sales revenue.

     Statement of Cash Flows. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant estimates are discussed herein.

(3) ACQUISITIONS

EDISTO TRANSACTION

     The Edisto Transaction is described in Note 1 herein. As described therein, the Edisto Transaction has been accounted for as a reverse acquisition since Edisto acquired control of CEC.

     The total purchase price of the Edisto Transaction was $17.3 million which was allocated to the CEC assets acquired and liabilities assumed based on their estimated fair values as of June 26, 1995. Assets acquired and liabilities assumed were assumed to have fair values equal to their historic book values except for oil and gas properties. The purchase price of $17.3 million was computed by totaling (i) Edisto's net cost basis of $7.0 million as of June 26, 1995 incurred to acquire 31.3% of the issued and outstanding shares of CEC in November 1994, (ii) the fair market value of the 6,185,400 newly issued shares of CEC Common Stock which was calculated as 40.8% of the market capitalization of CEC immediately prior to the closing of the Edisto Transaction on June 26, 1995, using the $3.25 market price per share of CEC Common Stock on such date, and (iii) the historical value of CEC's equity of $4.7 million attributable to non-Edisto shareholders of CEC subsequent to the Edisto Transaction.

                           CONVEST ENERGY CORPORATION

     Since the Edisto Transaction was completed primarily with the issuance of newly issued shares of CEC common stock, the Company's Consolidated Balance Sheet following the Edisto Transaction reflects the reverse acquisition of CEC, but such noncash activity is excluded from the accompanying Consolidated Statement of Cash Flows for the period prior to the Edisto Transaction. The following table summarizes the noncash activity associated with the Edisto
Transaction:

                                                              (IN THOUSANDS)
                                                              --------------
Working Capital (Deficit), net of $716,000 cash acquired....      (6,631)
Property and Equipment......................................      41,085
Long-term debt..............................................     (17,850)

SENSOR PROPERTIES ACQUISITION

     On May 1, 1995 and June 14, 1995, prior to the closing of the Edisto Transaction, CEC and Edisto E&P acquired from Sensor Oil & Gas ("Sensor") certain oil and gas properties located in Kansas, Oklahoma and Nebraska (the "Sensor Properties"). CEC and Edisto E&P each paid one half of the aggregate purchase price of $7.7 million (including approximately $332,000 of transaction costs) plus the assumption of approximately $250,000 of net liabilities. The bulk of the Sensor Properties were acquired on May 1, 1995, and the remaining property interests, which were subject to limited partnerships, were acquired on June 14, 1995. Since Edisto E&P and CEC each acquired identical interests in the Sensor Properties, the purchase of such properties did not affect the purchase price of the Edisto Transaction.

     Edisto E&P recorded its share of the Sensor Properties acquisition at cost, and accordingly, such amounts are included in the accompanying Consolidated Statements of Cash Flows. However, the Sensor Properties acquired by CEC were considered to have been acquired by Edisto E&P in the Edisto Transaction, and accordingly have been excluded from the Statement of Cash Flows as a noncash transaction. See Note 1 for a discussion of the reverse acquisition method of accounting used for the Edisto Transaction.

     The accompanying Consolidated Statements of Operations for the year ended December 31, 1995 includes revenues of approximately $3.5 million and direct operating expenses of approximately $1.4 million attributable to both CEC's and Edisto E&P's interests in the Sensor Properties from the dates of the acquisitions.

(4) RELATED PARTY TRANSACTIONS

     On June 26, 1995, CEC and Edisto consummated the Edisto Transaction as described in Note 1 herein. In connection with the Edisto Transaction, CEC granted registration rights to Edisto for the 7,506,771 shares of CEC common stock owned by Edisto. On May 1, 1995 and June 14, 1995, CEC and Edisto E&P each purchased one half of the Sensor Properties as described in Note 3 herein.

     In the Edisto Transaction, Edisto retained the tax benefits of the net operating loss carryforwards ("NOL's") of Edisto E&P. The tax benefits include a $3.3 million NOL usable for regular taxable income and a $3.6 million NOL usable for alternative minimum taxable income. The Company determined that the use of these NOLs would reduce its taxes for 1995 by approximately $437,000. In addition, based on current projections of the Company's future taxable income, it was determined that the remaining NOLs of Edisto E&P would be a valuable asset that could be utilized by Convest in the near future. Accordingly, Edisto allowed Convest to utilize the NOLs of Edisto E&P in consideration for the payment by Convest of $550,000. At December 31, 1995 and 1996, the Company recorded a deferred tax asset of $550,000 and a corresponding accounts payable to Edisto which is presented in "Other Noncurrent Assets" and "Accounts Payable Affiliates," respectively, in the consolidated financial statements.

                           CONVEST ENERGY CORPORATION

     Since January 1995, Convest has had a gas marketing arrangement with Energy Source, Inc. ("Energy Source"), which until December 1996 was a wholly-owned subsidiary of Edisto. Under this arrangement, Energy Source markets a substantial portion of the Company's gas production and assumes certain related administrative functions. Energy Source marketed approximately 84% of the Company's 1996 gas production. During 1996, Convest received a minimum price of 98% of the index for the applicable pipeline. Under the agreement, Energy Source takes title to the gas before reselling it, thereby creating an account receivable from Energy Source for the sold gas. At December 31, 1996, the account receivable from Energy Source was $3.6 million, which is included in "Accounts Receivable -- Oil and Gas Production" on the Consolidated Balance Sheet. Convest sells such gas to Energy Source on open credit without requiring a letter of credit or other security. Management believes the terms of the Energy Source gas marketing arrangement are no less favorable to the Company than those available from unaffiliated third parties.

     In December 1996, Energy Source was sold by Edisto to an unrelated third party. In connection with the sale, Convest and Energy Source agreed to extend the gas marketing agreement to December 31, 1997. Effective January 1, 1997, the gas marketing agreement with Energy Source was amended to increase the minimum price received by the Company from 98% to 100% of the index price for the applicable pipeline.

     Prior to the sale of Energy Source, Edisto had provided Convest with access to an AS400 computer system to run its accounting system and had provided MIS support. The monthly cost to Convest was approximately $12,555 per month. In connection with the sale of Energy Source, Edisto sold the AS400 computer system and its MIS personnel became employees of the purchaser of Energy Source. Since Convest continued to need an AS400 computer system to run its accounting system, the Energy Source purchaser agreed to provide Convest with access to the AS400 computer system and MIS support through December 31, 1997. The cost to Convest is $12,645 per month. This agreement may be terminated by Convest at any time after June 30, 1997 upon 90 days notice.

     The Company and Edisto have a directors' and officers' fiduciary insurance policy that covers both companies. During 1996 the annual insurance premium was allocated 32% to the Company, for a cost of $96,000 based on the relative percentage that the assets of the Company bear to the total assets of both the Company and Edisto.

     Each of the affiliated party transactions described above was approved by either a special committee of the Company's Board, which was composed of outside directors with no affiliation to Edisto, or the unanimous consent of the Company's Board.

     Effective July 1, 1995, the Company and Edisto agreed to share certain administrative costs to reduce the overall cost that would otherwise be incurred by each of them in the absence of such an arrangement. Under the arrangement, certain costs associated with shareholder communication services and certain administrative staff who perform duties on behalf of both entities are shared by Convest and Edisto based on their respective utilization. In addition, the salary of Michael Y. McGovern, who serves as the Chairman and Chief Executive Officer of Edisto and Convest, is apportioned equally between the two entities.

     The Company and Edisto may enter into additional cost sharing arrangements in the future. In order to avoid conflicts of interest in reaching any such arrangements, the Company's Board of Directors established an Affiliate Transaction Review Committee initially comprised of two non-employee directors having no affiliation with Edisto. The Affiliate Transaction Review Committee is responsible for conducting an appropriate review and unanimously approving all affiliate party transactions, including, without limitation, all transactions between the Company and Edisto and approving the method or basis for allocating any shared administrative expenses between Edisto and the Company.

     Energy Source also executes trades of futures contracts on the New York Mercantile Exchange on behalf of the Company. In this regard, Energy Source acts solely in a ministerial capacity to purchase or sell the futures contracts at price levels directed by the Company's management. Energy Source charges a

                           CONVEST ENERGY CORPORATION
commission of $.0025 per Mcf of gas or barrel of crude oil for each trade executed to cover Energy Source's administrative costs to perform such service.

(5) HEDGING ACTIVITIES

     As previously stated, the Company conducts its hedging activities through major financial institutions. Set forth below is the contract amount and term of all futures contracts held for price risk management purposes by the Company at December 31, 1996 and 1995:

                                            1996                     1995
                                    ---------------------   ----------------------
                                      OIL         GAS          OIL         GAS
                                    --------   ----------   ---------   ----------
Quantity Sold.....................  90 MBbls   3,300 Mmcf   285 MBbls   8,220 Mmcf
Maximum Term......................  9 Months   10 Months    11 Months   10 Months
Average Price.....................   $22.50      $2.53       $17.23       $1.86

     At December 31, 1996, the Company had hedged approximately 10% and 27% of its projected 1997 oil and gas production, respectively. The Company will continue its hedging activities during 1997 in order to mitigate the volatility of its crude oil and natural gas prices. Gains and losses realized upon the settlement of the Company's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. The Company's losses from hedging were $7.8 million and $421,000 during 1996 and 1995, respectively. The fair value of the Company's open positions at December 31, 1996 were $728,230. The fair value of the Company's hedges was based on the cost that would have been incurred to buy out those hedges in a loss position and the consideration that would have been received to terminate those hedges in a gain position. The cash margin required by the counterparts to the Company's hedging activities totaled $1.0 and $5.1 million as of December 31, 1996 and 1995, respectively, and are included in other current assets.

(6) INCOME TAXES

     The Company records current income taxes based on its estimated actual tax liability for the year. The Company provides for deferred income taxes under SFAS 109 based upon differences between the tax basis of the Company's assets and liabilities and their financial statement carrying amounts multiplied by the Company's expected future effective tax rate.

     The following table summarizes the Company's deferred tax assets and liabilities and related valuation allowances as of December 31, 1996 and 1995:

                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $  5,025    $  6,688
  Plugging & abandonment reserve............................     4,461       4,218
  Depreciation of property & equipment......................     2,611       3,409
  Other.....................................................     1,123       2,571
                                                              --------    --------
                                                                13,220      16,886
Deferred tax liabilities....................................    (1,630)     (1,889)
Valuation allowance.........................................   (11,040)    (14,447)
                                                              --------    --------
Net deferred income tax asset...............................  $    550    $    550
                                                              ========    ========

     At December 31, 1996, the Company had net operating loss carryforwards of $12.7 million, which expire (if not utilized) in the years 1997 to 2010. Due to the Edisto transaction, the amount of CEC's separate

                           CONVEST ENERGY CORPORATION
company net operating loss carryforward which can be utilized in any year is limited to approximately $800,000 per year due to the change in control.

     The deferred tax assets are due principally to previous write downs incurred on oil and gas properties for book purposes which were not recorded for tax purposes and accruals which were made for abandonment costs for book purposes which were not made for tax purposes. The deferred tax liability relates principally to prepaid costs being expensed for tax purposes and capitalized for financial reporting purposes.

     The Company has provided a valuation allowance against deferred tax assets which do not meet the "more-likely-than-not" criteria for recognition of a deferred tax asset under SFAS 109. At December 31, 1995, the Company purchased approximately $3.3 million of NOL tax benefits from Edisto. See Footnote 4 under "Notes to Consolidated Financial Statements."

     The following summarizes the major differences between the Company's statutory and effective tax rates for each of the three years ended December 31:

                                                              1996    1995    1994
                                                              ----    ----    ----
Statutory tax rate..........................................   35%     35%     35%
Utilization of net operating losses.........................  (33)    (35)    (33)
                                                              ---     ---     ---
Effective rate..............................................    2%     --%      2%
                                                              ===     ===     ===

(7) LONG-TERM DEBT

     On June 26, 1995, simultaneous with the closing of the Edisto Transaction, the Company entered into an Amended and Restated Secured Revolving Credit Agreement (the "Agreement") with Bank One, Texas, N.A. ("Bank One"), and Compass Bank-Houston. This facility, which terminates January 1, 1999, combined the existing credit facilities of CEC and Edisto E&P. Bank One serves as agent bank of the Agreement. The Agreement is secured by a first lien on all of the Company's assets, including its oil and gas properties and gas plant. The borrowing base is redetermined semi-annually on May 31 and November 30 of each year by the lending banks based on engineering criteria established by the banks. Interest on borrowings under the Agreement is computed at (i) the agent bank's prime lending rate (the "Base Rate") plus 3/4% or (ii) the London Inter Bank Offering Rate ("LIBOR") plus 2 3/4%. In addition, the Company pays a commitment fee equal to 1/2% on any commitment amount in excess of outstanding borrowings.

     The Agreement contains certain covenants regarding the Company's consolidated net worth and cash flow to debt service. In addition, the Agreement places certain limitations on the Company's ability to incur certain types of additional debt.

     During December 1996, the Company was notified by its lending banks that its redetermined borrowing base was $19.2 million effective December 1, 1996 and will reduce by $1.0 million monthly beginning January 1, 1997 based on the lending banks estimate of production. As of December 31, 1996 and 1995, the Company had outstanding borrowing under its credit facility totaling $4.0 million and $19.2 million, respectively. In addition, the Company had an additional $200,000 of letters of credit outstanding at December 31, 1996, primarily related to performance bonds issued for oil and gas operations. As of December 31, 1996, all of the Company's outstanding borrowings were subject to Base Rate interest at an effective rate of 9% per annum.

(8) CAPITAL STOCK

     In accordance with the accounting rules for a reverse acquisition, Edisto E&P has assumed CEC's capital structure as of the date of the Edisto Transaction (June 26, 1995) and prior period equity balances and

                           CONVEST ENERGY CORPORATION
earnings per share have been retroactively adjusted to reflect this change. See
Note 1 for a more detailed description of the capital structure changes.

     At December 31, 1996, the Company's authorized capital consists of (i) 5,000,000 shares of preferred stock, $1 par value per share, none of which are issued and outstanding, and (ii) 20,000,000 shares of common stock, $.01 par value per share, 10,428,602 of which were issued and outstanding at such date.

     In 1990, CEC adopted the 1990 Employee Stock Option Plan (the "1990 Plan") pursuant to which CEC could grant options for up to 260,000 shares of common stock. In 1993, CEC adopted the 1993 Incentive Stock Plan (the "1993 Plan") pursuant to which CEC could grant options and stock bonuses for up to 95,000 shares of common stock, no more than 15,000 of which could be issued as stock bonuses. Options granted under both the 1990 Plan and the 1993 Plan vest at 25% per year on each anniversary of the grant while stock bonuses granted under the 1993 Plan may be granted at such time and subject to such conditions as determined by the Compensation Committee of the Board of Directors.

     On October 3, 1995, the Board of Directors approved, subject to shareholder approval, (i) the 1995 Stock Incentive Plan (the "1995 Plan") pursuant to which up to 1,000,000 shares of common stock may be issued and which includes formula grants to the outside directors, (ii) the issuance of 405,000 options to employees at an exercise price of $3.25, subject to certain conditions, and
(iii) the issuance of 50,000 options to the outside directors at an exercise price of $3.25. The Company's shareholders approved the 1995 Plan on June 3, 1996. Certain of the options granted to the employees required their agreement to cancel any options outstanding under the 1990 Plan and the 1993 Plan. Accordingly, as of December 31, 1996, all of the options under the 1990 Plan and the 1993 Plan have either expired or been canceled, and the 1990 Plan and the 1993 Plan have been terminated.

     The following table summarizes the activity in options under the 1990 Plan, the 1993 Plan and the 1995 Plan. As of December 31, 1996, the only options outstanding were under the 1995 Plan.


                                    1996                  1995                 1994
                             -------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE
                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                             --------   --------   -------   --------   -------   --------
Outstanding, Beginning of
  year.....................   259,250    $6.38     302,500    $6.64     211,750    $5.81
Granted....................   477,932     3.41      17,500     3.44     107,500     8.25
Exercised..................   (15,880)    3.25          --       --      (5,000)    5.55
Canceled...................  (264,250)    6.32     (60,750)    6.85     (11,750)    6.77
                             --------              -------              -------
End of year................   457,052    $3.42     259,250    $6.38     302,500    $6.64
                             --------              -------              -------
Exercisable, end of year...   269,029    $3.25     206,625    $6.21     250,750    $5.78
Weighted average fair value
  of options granted.......  $   2.13              $  1.99


     Convest applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. In accordance with APB Opinion 25, no compensation expense has been recognized for stock options granted for the years 1996, 1995 and 1994. Had compensation costs for these plans been determined based on the fair value for awards under those plans, consistent with the method of

                           CONVEST ENERGY CORPORATION

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," Convest's net income and earnings per share would have been as follows:

                                                               1996           1995
                                                              -------        ------
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
Net Income/(Loss) As Reported...............................    8,070          (940)
  Pro Forma.................................................    7,053          (975)
Earnings Per Share As Reported..............................      .77          (.11)
  Pro Forma.................................................      .68          (.12)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.18% and 6.10% and expected volatility of 37.89% and 37.68%. The expected lives of the options are 10 years and no dividends are expected.

     410,581 of the 457,052 options have an exercise price of $3.25 and a remaining contractual life of 9 years. 269,029 of these options are exercisable at December 31, 1996. The remaining 46,471 options have exercise prices between $5.18 and $5.32, with a weighted average exercise price of $5.26 and a weighted average contractual life of 9.5 years. None of these options are exercisable at December 31, 1996.

(9) EMPLOYEE BENEFITS

     During 1995, the Company maintained a plan qualified under Section 401(k) of the Internal Revenue Code (the "Plan"). All qualified employees of the Company were entitled to participate in the Plan upon completion of twelve months of service with the Company. As previously amended by the Board of Directors, effective January 1, 1994, a participant could contribute up to 15% of their compensation to the Plan on a pre-tax basis and the Company contributed matching contributions to the account of the participant equal to 75% of the participant's contribution, not to exceed 4.5% of the participant's compensation. Contributions by the Company vested over five years of service at a rate of 20% per year. During the year ended December 31, 1995, the Company expensed approximately $70,000 associated with matching contributions in accordance with the Plan.

     The Plan was amended and restated effective January 1, 1996. Under the amended Plan, all qualified employees of the Company are entitled to participate, regardless of time of service with the Company; however, a new entrant to the Plan may only do so on January 1 and July 1. Under the terms of the Plan, an employee may contribute up to a maximum of 15% of their pre-tax annual compensation and the Company will make matching contributions to the account of the participant equal to 6% of the participant's annual compensation up to a maximum limit of $1,864 per year. In addition, the Board of Directors may determine, on a year-by-year basis, to contribute an additional amount which would be allocated to participating employees based on their relative compensation. The Board of Directors of the Company approved an additional matching contribution of 5% for the 1996 plan year.

(10) MARKETING ARRANGEMENTS AND MAJOR CUSTOMERS

     During May 1995, the Company entered into a marketing agreement with a third party to market a substantial portion of the Company's crude oil production. While the percentage of the Company's oil production marketed under this agreement will vary from time to time, the percentage marketed in 1996 was approximately 53% of the Company's crude oil production. Under the agreement, the Company receives no less than the amount it would have received by selling its crude oil production volumes based on the posted field price. The Company requires the third party to post a letter of credit each month to secure the crude oil

                           CONVEST ENERGY CORPORATION
production volumes sold, which is canceled upon receipt of the sale proceeds. This agreement continues on a month-to-month basis subject to cancellation upon sixty days written notice.

     The Company marketed approximately 84% of its 1996 gas production under an agreement with Energy Source, Inc. See Note 4 herein for a description of this agreement.

     The following customers individually accounted for 10% of the oil and gas sales of Convest during one or more of the three years ended December 31, 1996:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              1996      1995      1994
                                                              ----      ----      ----
Natural Gas Clearinghouse...................................   --%        1%       21%
Energy Source, Inc..........................................   49        37        --
Chevron USA, Inc............................................    1         2        17
Texon.......................................................   20         9        --
                                                               --        --        --
                                                               70%       49%       38%
                                                               ==        ==        ==

     Since oil and gas are readily marketable commodities, management believes the loss of any of these major purchasers would not have a significant impact on the Company's operations.

(11) COMMITMENTS AND CONTINGENCIES

     Legal Proceedings. Elizabeth Holt, et al. v. Sun E & P Company, et al., No. 3,217 in the 84th District Court, Hansford County, Texas. This suit was originally filed in August 1984, seeking to cancel a 13-section lease because there was no gas production for a period of approximately 120 days in 1983 when the gas purchaser's pipeline was shutdown for repairs. The plaintiff sought to terminate the lease by reason of non-production as of September 23, 1983. If the plaintiff is successful, the Company would be liable for damages on past production in the range of $300,000 to $350,000, plus pre-judgment interest and attorneys fees, which would total approximately $400,000 to $450,000. The court entered a judgment on December 20, 1996 denying all relief sought by the plaintiffs against Convest. This judgment is being appealed by the plaintiffs. The predecessor in interest to Convest has indemnified Convest to a maximum of $357,000 in value for the well provided that total damages exceed $250,000.

     In addition, the Company is named as defendant in several lawsuits arising in the ordinary course of business. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's financial position or results of operations.

     Lease Commitments. Minimum future payments under operating leases are $275,000 during 1997, $21,000 during 1998, $10,000 during 1999, $4,000 during
2000 and zero thereafter.

                           CONVEST ENERGY CORPORATION

(12) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             QUARTER ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                            1996        1996         1996            1996
                                          ---------   --------   -------------   ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................   $12,436    $10,619       $11,440        $15,250
Oil & gas sales, net of production
  costs.................................   $ 7,126    $ 6,421       $ 8,024        $10,789
Impairment of oil and gas properties....   $    --    $ 1,120       $    --        $ 1,513
Net income (loss).......................   $ 2,087    $  (638)      $ 1,149        $ 5,472
Net income (loss) per weighted average
  share outstanding.....................   $  0.20    $ (0.06)      $  0.11        $  0.52


                                                             QUARTER ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                            1996        1996         1996            1996
                                          ---------   --------   -------------   ------------
Revenues................................   $13,286    $13,056       $11,482        $13,156
Oil & gas sales, net of production
  costs.................................   $ 8,471    $ 8,108       $ 7,115        $ 9,069
Impairment of oil and gas properties....   $    --    $    --       $    --        $(5,911)
Elimination of preacquisition net loss
  of CEC................................   $   640    $ 1,024       $    --        $    --
Net income (loss).......................   $ 1,872    $(1,029)      $    46        $(3,887)
Net income (loss) per weighted average
  share outstanding.....................   $  0.30    $ (0.16)      $    --        $ (0.37)


(13) SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION

     The provisions of Statement of Financial Accounting Standards No. 69 require the disclosure of the following information relative to Convest's oil and gas reserves and producing activities.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING
  ACTIVITIES
  Proved oil and gas properties............................  $114,063    $110,373    $ 66,617
  Unproved oil and gas properties..........................     3,244       3,828         997
                                                             --------    --------    --------
                                                              117,307     114,201      67,614
  Accumulated depreciation, depletion and amortization.....   (62,847)    (50,144)    (29,289)
                                                             --------    --------    --------
  Net capitalized costs....................................  $ 54,460    $ 64,057    $ 38,325
                                                             ========    ========    ========
COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,
  EXPLORATION AND DEVELOPMENT ACTIVITIES
  Acquisition of producing properties and leasehold costs:
     Proved................................................  $    163    $  3,069    $     15
     Unproved..............................................        --          --          17
  Reverse Acquisition of CEC...............................        --      40,935          --
  Exploration costs........................................     3,907          --         210
  Development costs........................................     9,249       6,406       3,812
                                                             --------    --------    --------
                                                             $ 13,319    $ 50,410    $  4,054
                                                             ========    ========    ========

                           CONVEST ENERGY CORPORATION

RESERVE QUANTITY INFORMATION (UNAUDITED)

     The following table sets forth the estimates of Convest's share of net quantities of proved reserves of oil and gas and a reconciliation of the changes in such quantities, developed or audited by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board. Convest emphasizes that reserve quantity estimates are inherently imprecise. Accordingly, these estimates are expected to change as future information becomes available. Changes in reserve quantities or prices and costs in future reserve estimates could have a significant effect on future depreciation, depletion and amortization or impairments of oil and gas properties. All reserves are located in the United States.


                                                               OIL AND
                                                              CONDENSATE    NATURAL GAS
                                                               (MBBLS)        (MMCF)
                                                              ----------    -----------
Proved reserves, December 31, 1993..........................     1,012         59,340
  Revisions of previous estimates...........................       220         10,134
  Sales of minerals in place................................       (11)        (7,236)
  Extensions, discoveries and other additions...............        --             --
  Production................................................      (584)       (19,295)
                                                                ------        -------
Proved reserves, December 31, 1994..........................       637         42,943
  Revision of previous estimates............................       872         (5,797)
  Sale of minerals in place.................................       (50)          (133)
  Reverse acquisition of CEC................................     5,474         17,509
  Acquisition of Sensor Properties (a)......................       756            172
  Extensions, discoveries and other additions...............       140          3,820
  Production................................................    (1,306)       (17,968)
                                                                ------        -------
Proved reserves, December 31, 1995..........................     6,523         40,546
  Revisions of previous estimates...........................       889          5,757
  Sales of minerals in place................................      (341)        (2,105)
  Extensions, discoveries and other additions...............       296          6,546
  Production................................................    (1,023)       (13,162)
                                                                ------        -------
Proved reserves, December 31, 1996..........................     6,344         37,582
                                                                ======        =======
Proved developed reserves:
  December 31, 1993.........................................       949         49,111
  December 31, 1994.........................................       607         42,540
  December 31, 1995.........................................     5,818         39,231
  December 31, 1996.........................................     5,493         35,075


---------------

(a) Reserve additions associated with the Sensor Properties acquisition represents only the reserves associated with Edisto E&P's interest as CEC's interest in the Sensor Properties was considered to have been acquired by Edisto E&P in the Edisto Transaction.

                           CONVEST ENERGY CORPORATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED)

     The following table presents the standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves pursuant to Securities and Exchange Commission Regulation S-X, Rule 4-10 and Statement of Financial Accounting Standards No. 69. In computing this data, assumptions other than those required by the Securities and Exchange Commission and the Financial Accounting Standards Board could produce different results. Accordingly, the data should not be construed as representative of the fair market value of Convest's proved oil and gas reserves.

     Future cash flow estimates were derived by applying year-end prices and costs to estimated future production. Convest's gas production is either sold at fixed prices contracted for with given purchasers or at prevailing spot market prices. Future production and development costs were computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves, based on year-end costs and continued existing economic conditions. The standardized measure of discounted future net cash flows represents the present value of estimated future net cash flows, discounted at a rate of 10% per year.

     Numerous uncertainties are inherent in estimating quantities of proved reserves, projecting future rates of production and the timing of development expenditures. Future prices received for such production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. Estimates of economically recoverable oil and gas reserves and of the future net revenues therefrom are based upon a number of variable factors and assumptions, all of which may in fact vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. The Company emphasizes that the actual production, revenues, severance and excise taxes, development expenditures and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances may be material.

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                1996        1995        1994
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
Future cash inflows.........................................  $ 310,591   $ 214,687   $ 79,331
Future production and development costs.....................   (117,030)   (116,343)   (48,733)
Future income taxes.........................................    (33,366)     (2,925)        --
                                                              ---------   ---------   --------
Future net cash flows.......................................    160,195      95,419     30,598
10% annual discount for estimated timing of cash flows......    (38,841)    (23,452)    (3,143)
                                                              ---------   ---------   --------
Standardized measure of discounted future net cash flows....  $ 121,354   $  71,967   $ 27,455
                                                              =========   =========   ========
Beginning of period.........................................  $  71,967   $  27,455   $ 75,020
  Changes resulting from:
     Sales of oil and gas produced, net of production
       costs................................................    (32,360)    (32,763)   (34,559)
     Net changes in prices and production costs.............     55,216       9,443    (26,666)
     Extensions and discoveries, less related costs.........     23,442       8,601         --
     Reverse acquisition of CEC.............................         --      53,102         --
     Acquisition of Sensor Properties (a)...................         --       4,838         --
     Sales of reserves in place.............................     (4,091)       (519)    (8,434)
     Revisions of previous quantity estimates...............     23,015        (622)     9,809
     Accretion of discount..................................      7,197       2,746      7,502
     Changes in future development costs....................        (24)      1,905      3,379
     Net change in income taxes.............................    (22,181)     (2,509)        --
     Changes in timing and other............................       (827)        290      1,404
                                                              ---------   ---------   --------
End of period...............................................  $ 121,354   $  71,967   $ 27,455
                                                              =========   =========   ========

                           CONVEST ENERGY CORPORATION

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                       AVERAGE PRICES                           1996        1995        1994
                       --------------                         ---------   ---------   --------
Oil (per Bbl)...............................................  $   26.01   $   19.48   $  14.67
Gas (per Mcf)...............................................  $    3.87   $    2.16   $   1.63

---------------

(a) Discounted future net revenues associated with the Sensor Properties acquisition represents only the discounted future net revenues associated with Edisto E&P's interest as CEC's interest in the Sensor Properties was considered to have been acquired by Edisto E&P in the Edisto Transaction.

     Subsequent to the reserve valuation date of December 31, 1996, prices for oil and natural gas have decreased substantially. The average prices received for February 1997 were $20.75 per barrel and $2.85 per Mcf. Prices have continued to decline since then so the Company expects that the prices it will receive in March 1997 will be lower than in the prior month. This decrease in prices would have had an effect on the Standardized Measure of Discounted Cash Flows of the Company's proved reserves at January 1, 1997.

                           CONVEST ENERGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                         ASSETS
                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $  7,036        $  3,678
  Restricted cash...........................................        333             333
  Accounts receivable:
     Oil and gas production -- less allowance for doubtful
      accounts of $596 and $657, respectively...............      5,753           7,908
     Other..................................................      1,377             598
  Other current assets......................................        818           2,267
                                                               --------        --------
          Total current assets..............................     15,317          14,784
                                                               --------        --------
Property and equipment:
  Oil and gas properties, successful efforts method.........    118,117         117,307
  Other.....................................................        533             478
  Less accumulated depreciation and depletion...............    (64,068)        (63,061)
                                                               --------        --------
                                                                 54,582          54,724
                                                               --------        --------
Other noncurrent assets.....................................      2,618           2,704
                                                               --------        --------
                                                               $ 72,517        $ 72,212
                                                               ========        ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable:
     Oil and gas production.................................   $  7,095        $  8,521
     Affiliates.............................................        372             667
  Accrued liabilities and other.............................      4,696           6,041
  Deferred revenue..........................................      1,906           2,113
                                                               --------        --------
          Total current liabilities.........................     14,069          17,342
                                                               --------        --------
Long-term liabilities:
  Long-term debt............................................          3           4,003
  Deferred revenue..........................................        530             559
  Other noncurrent liabilities..............................      5,505           7,170
                                                               --------        --------
                                                                  6,038          11,732
                                                               --------        --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value; authorized 5 million
     shares; none issued or outstanding.....................         --              --
  Common Stock $.01 par value; 20,000,000 shares authorized,
     10,550,878 and 10,428,602 issued and outstanding at
     June 30, 1997 and December 31, 1996, respectively......        105             104
  Additional paid-in capital................................     48,301          47,849
  Retained earnings (deficit)...............................      4,004          (4,815)
                                                               --------        --------
                                                                 52,410          43,138
                                                               --------        --------
                                                               $ 72,517        $ 72,212
                                                               ========        ========

          See accompanying notes to consolidated financial statements.

                           CONVEST ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (UNAUDITED)
Revenues:
  Oil and gas sales.........................................  $24,905    $21,329
  Gas plant revenues........................................    1,002        704
  Gain on asset sale........................................       63        817
  Other, net................................................      224        205
                                                              -------    -------
                                                               26,194     23,055
                                                              -------    -------
Expenses:
  Production:
     Lease operating expense................................    5,744      7,636
     Gas plant operating expense............................      230        232
     Production taxes.......................................      533        617
  Abandonment and exploration costs.........................    1,147        921
  General and administrative expenses.......................    2,188      2,281
  Interest expense..........................................       72        674
  Depreciation, depletion and amortization..................    7,305      7,908
  Impairment of oil and gas properties......................       --      1,120
                                                              -------    -------
                                                               17,219     21,389
                                                              -------    -------
Net income before income taxes..............................    8,975      1,666
Income tax provision........................................      156        217
                                                              -------    -------
Net income..................................................  $ 8,819    $ 1,449
                                                              =======    =======
Net income per share........................................  $  0.84    $  0.14
                                                              =======    =======
Weighted average common shares outstanding..................   10,472     10,413
                                                              =======    =======

          See accompanying notes to consolidated financial statements.

                           CONVEST ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                               1997         1996
                                                              -------      -------
                                                                   UNAUDITED)
Revenues:
  Oil and gas sales.........................................  $11,843      $10,170
  Gas plant revenues........................................      400          343
  Gain (loss) on asset sale.................................      (59)           5
  Other, net................................................      119          101
                                                              -------      -------
                                                               12,303       10,619
                                                              -------      -------
Expenses:
  Production:
     Lease operating expense................................    2,789        3,675
     Gas plant operating expense............................       56          110
     Production taxes.......................................      240          307
  Abandonment and exploration costs.........................       56          878
  General and administrative expenses.......................    1,058        1,042
  Interest expense..........................................       16          307
  Depreciation, depletion and amortization..................    3,682        3,770
  Impairment of oil and gas properties......................       --        1,120
                                                              -------      -------
                                                                7,897       11,209
                                                              -------      -------
Net income (loss) before income taxes.......................    4,406         (590)
Income tax provision........................................       59           48
                                                              -------      -------
Net income (loss)...........................................  $ 4,347      $  (638)
                                                              =======      =======
Net income (loss) per share.................................  $  0.41      $ (0.06)
                                                              =======      =======
Weighted average common shares outstanding..................   10,508       10,413
                                                              =======      =======

          See accompanying notes to consolidated financial statements.

                           CONVEST ENERGY CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                               COMMON       COMMON    ADDITIONAL   RETAINED
                                               SHARES       STOCK,     PAID-IN     EARNINGS
                                             OUTSTANDING   $.01 PAR    CAPITAL     (DEFICIT)    TOTAL
                                             -----------   --------   ----------   ---------   -------
Balance at December 31, 1996...............    10,428         $104     $47,849      $(4,815)   $43,138
Exercised employee stock options...........       107            1         347           --        348
Stock issued pursuant to 1996 bonus plan...        18           --         105           --        105
Retirement of stock issued in connection
  with the conversion of the stock of
  Convest's predecessor entity into stock
  of Convest...............................        (2)          --          --           --         --
Net income.................................        --           --          --        8,819      8,819
                                               ------         ----     -------      -------    -------
Balance at June 30, 1997...................    10,551         $105     $48,301      $ 4,004    $52,410
                                               ======         ====     =======      =======    =======

          See accompanying notes to consolidated financial statements.

                           CONVEST ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                               1997         1996
                                                              -------    -----------
                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $ 8,819      $ 1,449
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization...............    7,305        7,908
     Impairment to oil and gas properties...................       --        1,120
     Gain on sale of oil and gas properties.................      (63)        (797)
     Abandonment and exploration costs......................      665          781
     Decrease in accounts receivable........................    1,031          560
     Decrease in accounts payable and accrued liabilities...   (2,980)        (345)
     Other..................................................       24          184
                                                              -------      -------
     Net cash flow provided by operating activities.........   14,801       10,860
                                                              -------      -------
Cash flows from investing activities:
  Acquisition, exploration and development of oil and gas
     properties.............................................   (9,534)      (4,721)
  Proceeds from sales of oil and gas properties.............      740        2,210
  Sale of short-term investments............................    1,110        1,257
  Increase in other current and noncurrent assets...........     (107)         (88)
                                                              -------      -------
          Net cash used in investing activities.............   (7,791)      (1,342)
                                                              -------      -------
Cash flows from financing activities:
  Payments on long-term debt................................   (4,000)      (7,900)
  Exercised employee stock options..........................      348           --
                                                              -------      -------
          Net cash used in financing activities.............   (3,652)      (7,900)
                                                              -------      -------
Net increase in cash and cash equivalents...................    3,358        1,618
Cash and cash equivalents, beginning of period..............    4,011        1,007
                                                              -------      -------
Cash and cash equivalents, end of period....................  $ 7,369      $ 2,625
                                                              =======      =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $   238      $   844
                                                              =======      =======
  Cash paid during the period for taxes.....................  $   156      $   296
                                                              =======      =======

          See accompanying notes to consolidated financial statements.

                           CONVEST ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION

GENERAL

     Convest Energy Corporation ("Convest" or the "Company"), a Texas corporation whose Common Stock is traded on the American Stock Exchange, is an active independent oil and gas exploration and production company. On June 26, 1995, Convest acquired all of the outstanding capital stock of Edisto Exploration & Production Company, a Delaware corporation ("Edisto E&P"), from Edisto Resources Corporation ("Edisto") in exchange for 6,185,400 newly issued shares of Convest's Common Stock and $10,000 in cash (the "Edisto Transaction"). The newly issued shares of Convest Common Stock increased Edisto's interest in Convest from 31% to 72%. During April 1996, Edisto purchased an additional 92,000 shares of Convest Common Stock on the open market.

     These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Reference also is made to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The information presented in this Form 10-Q is unaudited, but in the opinion of management reflects all adjustments (all of which were normal and recurring) necessary to fairly present such information. Interim results are not necessarily indicative of a full year of operations.

(2)  PROPOSED MERGER WITH FORCENERGY INC

     On June 19, 1997, Convest, Edisto, Forcenergy Inc ("Forcenergy") (NYSE "FEN"), and a Forcenergy subsidiary executed a definitive Agreement and Plan of Merger (the "Merger Agreement") providing for Convest and Edisto to be merged into Forcenergy.

     Under the Merger Agreement, (a) each issued and outstanding share of Convest Common Stock will be converted into the right to receive a fractional interest in a share of Forcenergy Common Stock equal to $8.88 divided by the Weighted Average Trading Price of Forcenergy Common Stock, and (b) each issued and outstanding share of Edisto Common Stock will be converted into the right to receive (i) $4.886 in cash and (ii) a fractional interest in a share of Forcenergy Common Stock equal to $5.064 divided by the Weighted Average Trading Price of Forcenergy Common Stock; provided, however, that in no event will the Weighted Average Trading Price of Forcenergy Common Stock be less than $28.96 nor more than $34.96. The "Weighted Average Trading Price" of Forcenergy Common Stock will be calculated by taking the average of the following daily calculations for each of the ten trading days ending two trading days prior to the closing date for the Merger: (i) grouping together all shares of Forcenergy Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group, and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day. Cash will be paid in lieu of fractional shares of Forcenergy Common Stock. The transaction is expected to close in October 1997.

     The majority shareholders of Convest and Edisto have agreed to vote their respective shares in favor of the transaction thereby assuring the required shareholder approval for the Merger Agreement. Edisto currently owns approximately 72% of the outstanding shares of Common Stock of Convest, and has agreed in the Merger Agreement to vote its shares of Convest Common Stock in favor of the transaction. In addition, investment funds and accounts managed by TCW Special Credits and Oaktree Capital Management, L.L.C., which hold slightly in excess of 51% of Edisto's Common Stock, have agreed to vote for the transaction. Also, such investment funds and accounts have contractually agreed not to sell 80% of the Forcenergy Common Stock received in the transaction for a period of six months after the closing.

     The accompanying financial statements have been prepared on a going concern basis and do not reflect any adjustments related to the proposed merger.

                           CONVEST ENERGY CORPORATION

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Reclassifications and Consolidation. Certain reclassifications have been made to prior year financial statements to conform to the presentation for 1997. All significant intercompany accounts and activities have been eliminated.

     Restricted Cash. Restricted cash consists of $333,000 of certificates of deposit held by various financial institutions. The certificates of deposit are held in escrow as collateral for letters of credit issued for (i) lease payments on certain offshore platforms and (ii) estimated plugging and abandonment costs expected to be incurred on certain onshore oil and gas properties.

     Property and Equipment. The Company follows the successful efforts method of accounting for its oil and gas properties. Costs of productive wells, developmental drilling expenditures, including developmental dry holes, and productive leases are capitalized. Exploratory drilling costs, including stratigraphic test wells, are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful. The capitalized costs of oil and gas properties are charged to operations as depreciation, depletion and amortization using the unit-of-production method based on the ratio of current production to proved recoverable oil and gas reserves (as defined by the Securities and Exchange Commission) on a lease by lease basis. Reserve estimates for the Company's properties were prepared or audited by independent petroleum engineering firms at year end. Gas is converted to equivalent barrels of oil on an energy content basis of 6 Mcf of gas to 1 barrel of oil. Depreciation, depletion and amortization per equivalent unit of oil production was $4.74 and $4.83 for the six month periods ended June 30, 1997 and 1996, respectively, and $4.51 and $4.60 for the three month periods ended June 30, 1997 and 1996, respectively. Oil and gas leasehold costs are capitalized when incurred. Unproved properties are assessed periodically on a property-by-property basis and impairments in value are charged to expense. Exploratory expenses, including geological and geophysical expenses and annual delay rentals, are charged to expense as incurred.

     Under Statement of Financial Accounting Standards No. 121 ("SFAS 121") regarding accounting for the impairment of long-lived assets, the Company is required to recognize an impairment loss for its proved oil and gas properties if the carrying value of such properties (i.e., total capitalized costs less accumulated depreciation and depletion) exceeds the undiscounted expected future cash flows attributable to such properties. Convest must assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment loss is recognized to the extent that net capitalized costs exceed expected future cash flows. During the second quarter of 1996, it was determined that one of the Company's offshore properties had experienced a permanent decline in production. Accordingly, the Company recorded an impairment loss of approximately $1.1 million during the second quarter of 1996. No such provision has been required during 1997.

     Other Property, Plant and Equipment. Other fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method of depreciation.

     Abandonment Reserve. The Company records its estimate of future abandonment costs of offshore properties. Such costs are accrued using a unit-of-production method based upon estimated proved recoverable reserves. Abandonment costs are estimated under current regulations using current costs and are reviewed periodically and adjusted as new information becomes available. Abandonment costs on onshore properties are typically nominal due to the salvage value of well equipment.

     The Company is a party to a settlement with the United States Minerals Management Service relating to estimated plugging and abandonment costs for 14 Gulf of Mexico OCS leases. Pursuant to this settlement, the operator of the leases, Convest and other co-lessees were required to provide security for payment of such costs through quarterly payments to an Abandonment Fund. During the first quarter of 1997, the Company

                           CONVEST ENERGY CORPORATION
made its final scheduled payment under the Abandonment Fund, and accordingly, is no longer subject to additional future payments.

     As of June 30, 1997 and December 31, 1996, the Company had made payments totaling approximately $4.8 million and $4.2 million to the Abandonment Fund, respectively. These payments were applied to the total long-term abandonment reserve of $7.5 million and $7.7 million, as of June 30, 1997 and December 31, 1996, respectively, resulting in a net long-term abandonment reserve of $2.7 million and $3.5 million as of those dates. The current portion of the abandonment reserve was $2.1 million and $2.3 million as of June 30, 1997 and December 31, 1996, respectively. The current portion of the abandonment reserve is included in "Accrued Liabilities and Other" and the noncurrent portion is included in "Other Noncurrent Liabilities" in the consolidated financial statements.

     Lease Operating Expenses. In connection with a 1992 sale of certain future production volumes of oil to Enron Reserve Acquisition Corp., the Company established a reserve for the expenses associated with the volumes sold and amortizes this reserve as the volumes are delivered. As of June 30, 1997 and December 31, 1996, the current balance of this reserve was $1.6 million, respectively, and the long-term balance was $2.8 million and $3.7 million, respectively, and were presented in "Accrued Liabilities and Other" and "Other Noncurrent Liabilities," respectively, in the consolidated financial statements.

     Gas Balancing. The Company uses the entitlement method of accounting for gas imbalances. Receivables resulting from undertakes of gas production at June 30, 1997 and December 31, 1996 were $2.4 million and $2.3 million, respectively, and are included in "Accounts Receivable -- Oil and Gas Production" and "Other Noncurrent Assets" in the consolidated financial statements. Deferred revenue and payables resulting from overtakes of gas production at June 30, 1997 and December 31, 1996 were $2.4 million and $2.7 million, respectively, and are included in "Current Liabilities -- Deferred Revenue" and "Long-Term
Liabilities -- Deferred Revenue" in the consolidated financial statements.

     Accounting for Income Taxes. The Company records income taxes in accordance with the Financial Accounting Standards Board -- Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires the balance sheet approach of income tax accounting whereby deferred income taxes are provided at the balance sheet date for the differences existing in the tax basis of assets and liabilities and their financial statement carrying amounts.

     Concentration of Credit Risk. The Company's oil and gas production revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on receivables from such sales.

     Net Income Per Share. Net income per share is computed based on the weighted average number of shares outstanding which were 10,472,100 and 10,412,722 for the six months ended June 30, 1997 and 1996, respectively, and 10,508,115 and 10,412,722 for the three months ended June 30, 1997 and 1996, respectively. No effect has been given to options outstanding under the Company's stock option plans because their effect is antidilutive or immaterial.

     Risk Management/Hedging Activities. The Company from time to time engages in commodity hedging activities to minimize the risk of market fluctuations associated with the price of crude oil and natural gas production. The hedging objectives include assurance of stable and known cash flows and fixed favorable prices. The hedges are effected through the purchase and sale of futures contracts on the New York Mercantile Exchange ("NYMEX") and over the counter price swap agreements. The credit risk of futures contracts is limited due to the daily cash settlement of the net change in the value of open contracts and because of certain NYMEX procedures. Gains or losses on the Company's hedging agreements are deferred and recognized as oil and gas sales revenue when the hedged transaction occurs.

                           CONVEST ENERGY CORPORATION

     Statement of Cash Flows. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant estimates are discussed herein.

(4)  RELATED PARTY TRANSACTIONS

     During December 1996, Edisto sold substantially all of the assets of its wholly owned gas marketing subsidiary, Energy Source, Inc. , to an unrelated third party. From January 1995 until its sale in December 1996, Energy Source had marketed a substantial portion of the Company's gas production. Under the gas marketing arrangement, Convest received a minimum price of 98% of the index for the applicable pipeline. In connection with the sale of Energy Source, Convest and Energy Source agreed to extend the gas marketing arrangement to December 31, 1997. Effective January 1, 1997, the gas marketing arrangement was amended to increase the price received by the Company from 98% to 100% of the index price for the applicable pipeline.

     In connection with the Energy Source sale, all Edisto employees other than Michael Y. McGovern, the Chairman and Chief Executive Officer of Convest and Edisto, became employees of the purchaser. Subsequently, Edisto's corporate headquarters were moved to Convest's offices, and Mr. McGovern and four other employees of Convest have divided their time between Edisto and Convest. Effective December 1, 1996, Mr. McGovern's base salary and benefits have been apportioned 70% to Convest and 30% to Edisto. The base salary and benefits of the other Convest employees who perform work for Edisto also are apportioned based on the approximate amount of time they work for each company.

     Prior to the sale of Energy Source, Edisto had provided Convest with access to an AS400 computer system to run its accounting system and had provided MIS support. The monthly cost to Convest was approximately $12,555 per month. In connection with the sale of Energy Source, Edisto sold the AS400 computer system and its MIS personnel became employees of the purchaser of Energy Source. Since Convest continued to need an AS400 computer system to run its accounting system, the Energy Source purchaser agreed to provide Convest with access to the AS400 computer system and MIS support through December 31, 1997. The cost to Convest is $12,645 per month. This agreement may be terminated by Convest at any time after June 30, 1997 upon 90 days notice.

     In addition, the Company and Edisto have a directors' and officers' fiduciary insurance policy that covers both companies. The annual insurance premium was allocated 32% to the Company, for a cost of $96,000 based on the relative percentage that the assets of the Company bear to the total assets of both the Company and Edisto.

     Each of the affiliated party transactions described above was approved by either a special committee of the Company's Board, which was composed of outside directors with no affiliation to Edisto, or the unanimous consent of the Company's Board.

                           CONVEST ENERGY CORPORATION

(5)  HEDGING ACTIVITIES

     As previously stated, the Company conducts its hedging activities through major financial institutions. Set forth below is the contract amount and term of all futures contracts held for price risk management purposes by the Company at June 30, 1997 and December 31, 1996:

                                       JUNE 30, 1997          DECEMBER 31, 1996
                                    --------------------    ----------------------
                                      OIL         GAS         OIL          GAS
                                    --------    --------    --------    ----------
Quantity Sold.....................  30 Mbbls    740 Mmcf    90 Mbbls    3,300 Mmcf
Maximum Term......................  3 Months    3 Months    9 Months     10 Months
Average Price.....................   $21.07      $2.38       $22.50       $2.53

     The Company will continue its hedging activities during 1997 in order to mitigate the volatility of its crude oil and natural gas prices. Gains and losses realized upon the settlement of the Company's hedge positions are deferred and recognized as oil and gas sales revenue in the month of the underlying physical production being hedged. The fair value of the Company's open positions at June 30, 1997 were $182,150. As a result of fluctuations in the price of crude oil and natural gas subsequent to June 30, 1997, the stated fair value of the Company's open positions is not indicative of the value which would be received if the positions were closed at current prices. The fair value of the Company's hedges was based on the cost that would have been incurred to buy out those hedges in a loss position and the consideration that would have been received to terminate those hedges in a gain position. The cash margin required by the counterparties to the Company's hedging activities totaled $56,000 and $1.0 million as of June 30, 1997 and December 31, 1996, respectively, and are included in other current assets.

(6)  INCOME TAXES

     The Company records current income taxes based on its estimated actual tax liability for the year. The Company provides for deferred income taxes under SFAS No. 109 based upon differences between the tax basis of the Company's assets and liabilities and their financial statement carrying amounts multiplied by the Company's expected future effective tax rate.

     The Company recorded current income tax expense of $156,000 and $217,000 for the six months ended June 30, 1997 and 1996, respectively and $59,000 and $48,000 for the three months ended June 30, 1997 and 1996, respectively. The Company has provided a valuation allowance against substantially all of its net deferred tax assets as the "more-likely-than-not" criteria for recognition under SFAS No. 109 was not met. During 1995, the Company purchased approximately $3.3 million of NOL tax benefits from Edisto for $550,000 which is included in "Other Noncurrent Assets" in the accompanying balance sheets. No valuation allowance has been taken against such amount under SFAS No. 109 since the Company anticipates that the purchased NOLs will be utilized against the Company's near term income tax.

(7)  CREDIT FACILITY AND LONG-TERM DEBT

     The Company has a revolving credit facility with Bank One, Texas, N.A. ("Bank One"), and Compass Bank-Houston which terminates on January 1, 1999. Bank One serves as agent bank of the facility. The facility is secured by a first lien on all of the Company's assets, including its oil and gas properties and gas plant. The borrowing base is redetermined semi-annually on May 31 and November 30 of each year by the lending banks based on engineering criteria established by the banks. Interest on borrowings under the facility is computed at (i) the agent bank's prime lending rate (the "Base Rate") plus 3/4% or (ii) the London InterBank Offering Rate ("LIBOR") plus 2 3/4%. In addition, the Company pays a commitment fee equal to 1/2% on any commitment amount in excess of outstanding borrowings.

                           CONVEST ENERGY CORPORATION

     Effective December 1, 1996, the borrowing base was $19.2 million which reduces by $1.0 million per month beginning January 1, 1997 based on the lending banks' estimate of production. Effective January 28, 1997 and June 12, 1997, the borrowing base was reduced by $300,000 and $200,000, respectively, to give effect to the sale of oil and gas properties securing the credit facility. Pursuant to the terms of the credit facility, the Company is required to provide the banks with semi annual estimates of its oil and gas reserves on or before April 1 and October 1 of each year. Due to the proposed merger with Forcenergy, the banks have agreed to extend the report required on October 1, 1997 until December 1, 1997. As a result, the Company's borrowing base will continue to reduce by $1.0 million per month until the updated reports are provided and the borrowing base has been redetermined.

     After giving effect to the monthly borrowing base reductions and the reductions resulting from the property sales, the Company's borrowing base under the credit facility was $12.7 million on June 30, 1997. The Company had no outstanding borrowings under its credit facility at June 30, 1997 and $4.0 million outstanding at December 31, 1996. In addition, the Company had $200,000 of letters of credit outstanding at June 30, 1997 and December 31, 1996, primarily related to performance bonds issued for oil and gas operations.

(8)  COMMITMENTS AND CONTINGENCIES

     Legal Proceedings. Elizabeth Holt, et al. v. Sun E & P Company, et al., No. 3,217 in the 84th District Court, Hansford County, Texas. This suit was originally filed in August 1984, seeking to cancel a 13-section lease because there was no gas production for a period of approximately 120 days in 1983 when the gas purchaser's pipeline was shutdown for repairs. The plaintiff sought to terminate the lease by reason of non-production as of September 23, 1983. If the plaintiff is successful, the Company would be liable for damages on past production in the range of $300,000 to $350,000, plus pre-judgment interest and attorneys fees, which would total approximately $400,000 to $450,000. The court entered a judgment on December 20, 1996 denying all relief sought by the plaintiffs against Convest. This judgment is being appealed by the plaintiffs. The predecessor in interest to Convest has indemnified Convest to a maximum of $357,000 in value for the well provided that total damages exceed $250,000.

     In addition, the Company is named as defendant in several lawsuits arising in the ordinary course of business. While the outcome of these lawsuits and other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's financial position or results of operations.

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                                     AMONG

                                FORCENERGY INC,
                          EDI ACQUISITION CORPORATION,
                          EDISTO RESOURCES CORPORATION
                                      AND

                           CONVEST ENERGY CORPORATION

                                 JULY 15, 1997

                               TABLE OF CONTENTS

                                                                                 PAGE
                                                                                 ----
Section 1.   Definitions.......................................................
Section 2.   The Mergers and the Dissolution...................................
             (a)   Merger 1....................................................
             (b)   Effective Time of Merger 1..................................
             (c)   Dissolution.................................................
             (d)   Effective Time of Dissolution...............................
             (e)   Merger 2....................................................
             (f)   Effective Time of Merger 2..................................
             (g)   Consummation................................................
Section 3.   The Surviving Corporations........................................
             (a)   Certificate of Incorporation; Articles of Incorporation.....
             (b)   By-Laws.....................................................
             (c)   Directors...................................................
             (d)   Officers....................................................

Section 4.   Conversion of Shares; Closing.....................................
             (a)   Conversion of Sellers' Capital Stock........................
             (b)   Other Conversions...........................................
             (c)   Sellers Options.............................................
             (d)   Exchanges...................................................
             (e)   No Fractional Securities....................................
             (f)   Closing.....................................................
             (g)   Closing of Transfer Books...................................
             (h)   Appraisal Rights............................................
Section 5.   Representations and Warranties of the Sellers.....................
             (a)   Organization, Qualification, and Corporate Power............
             (b)   Capitalization..............................................
             (c)   Authorization of Transaction................................
             (d)   Non-Contravention...........................................
             (e)   Approvals...................................................
             (f)   Reports and Financial Statements............................
             (g)   Absence of Undisclosed Liabilities..........................
             (h)   Absence of Certain Changes or Events........................
             (i)   Litigation..................................................
             (j)   Registration Statement and Information Statement............
             (k)   No Violation of Law.........................................
             (l)   Compliance with Agreements..................................
             (m)   Taxes.......................................................
             (n)   Employee Benefit Plans; ERISA...............................
             (o)   Labor Controversies.........................................
             (p)   Environmental Matters.......................................
             (q)   Non-competition Agreements..................................
             (r)   Reserve Report and Exploration Project Information..........
             (s)   Title.......................................................
             (t)   Insurance...................................................
             (u)   Allowable Production Quotas.................................
             (v)   Gas Payments; Balancing.....................................
             (w)   No Prepayments Made or Refunds Owed.........................
             (x)   Drilling Obligations........................................

                                                                                 PAGE
                                                                                 ----
             (y)   Development Operations......................................
             (z)   Regulatory Authority........................................
             (aa)  Full Disclosure.............................................
             (bb)  Certain Agreements..........................................
             (cc)  Shareholders Agreement......................................
             (dd)  Brokers and Finders.........................................
             (ee)  Opinion of Financial Advisor................................
             (ff)  Edisto Cash Balance.........................................
             (gg)  Affiliate Transactions......................................
             (hh)  WARN........................................................
             (ii)  Cumulative Representations..................................
Section 6.   Representations and Warranties of Purchasers......................
             (a)   Organization, Qualification, and Corporate Power............
             (b)   Capitalization..............................................
             (c)   Authorization of Transaction................................
             (d)   Non-Contravention...........................................
             (e)   Approvals...................................................
             (f)   Reports and Financial Statements............................
             (g)   Absence of Undisclosed Liabilities..........................
             (h)   Absence of Certain Changes or Events........................
             (i)   Litigation..................................................
             (j)   Registration Statement and Proxy Statements.................
             (k)   No Violation of Law.........................................
             (l)   Compliance with Agreements..................................
             (m)   Taxes.......................................................
             (n)   Employee Benefit Plans; ERISA...............................
             (o)   Labor Controversies.........................................
             (p)   Environmental Matters.......................................
             (q)   Reserve Report and Exploration Project Information..........
             (r)   Title.......................................................
             (s)   Insurance...................................................
             (t)   Allowable Production Quotas.................................
             (u)   Gas Payments; Balancing.....................................
             (v)   No Prepayments Made or Refunds Owed.........................
             (w)   Drilling Obligations........................................
             (x)   Development Operations......................................
             (y)   Regulatory Authority........................................
             (z)   Full Disclosure.............................................
             (aa)  Affiliate Transactions......................................
             (bb)  Cumulative Representations..................................
Section 7.   Conduct of Business Pending the Mergers...........................
             (a)   Conduct of Business by the Sellers Pending the Mergers......
             (b)   Control of the Sellers' Operations..........................
             (c)   Acquisition Transactions....................................
             (d)   Subsidiaries................................................
Section 8.   Additional Agreements.............................................
             (a)   Access to Information.......................................
             (b)   Registration Statement and Proxy Statements.................
             (c)   Stockholders' Approvals.....................................
             (d)   Employee Matters............................................

                                                                                 PAGE
                                                                                 ----
             (e)   Quotation...................................................
             (f)   Agreement to Cooperate......................................
             (g)   Public Statements...........................................
             (h)   Notification of Certain Matters.............................
             (i)   Corrections to the Joint Proxy Statements/Prospectus and
                   Registration Statement......................................
             (j)   Indemnification; Directors' and Officers' Insurance.........
             (k)   Shareholders Agreement; Compliance with the Securities
                   Act.........................................................
             (l)   Convest Shares..............................................
             (m)   Credit Agreement............................................
Section 9.   Conditions........................................................
             (a)   Conditions to Each Party's Obligation to Effect the
                   Mergers.....................................................
             (b)   Conditions to Obligation of the Sellers to Effect the
                   Mergers.....................................................
             (c)   Conditions to Obligations of Purchasers to Effect the
                   Mergers.....................................................
Section 10.  Termination, Amendment and Waiver.................................
             (a)   Termination.................................................
             (b)   Expenses and Fees...........................................
             (c)   Effect of Termination.......................................
             (d)   Amendment...................................................
             (e)   Waiver......................................................
Section 11.  General Provisions................................................
             (a)   Non-Survival of Representations and Warranties..............
             (b)   Notices.....................................................
             (c)   Interpretation..............................................
             (d)   Miscellaneous...............................................
             (e)   Counterparts................................................
             (f)   Parties In Interest.........................................

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     This Amended and Restated Agreement and Plan of Merger, dated as of July 15, 1997 (the "Agreement"), is entered into by and among Forcenergy Inc, a Delaware corporation ("Parent"), EDI Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("EDI-Sub"), Edisto Resources Corporation, a Delaware corporation ("Edisto"), and Convest Energy Corporation, a Texas corporation ("Convest"). Parent and EDI-Sub are each sometimes referred to herein as a "Purchaser" and collectively as the "Purchasers." Edisto and Convest and their respective Subsidiaries are each sometimes referred to herein as a "Seller" and collectively as the "Sellers." The Purchasers and the Sellers are sometimes collectively referred to herein as the "Parties."

     WHEREAS, previously the Boards of Directors of Parent, EDI-Sub, Edisto and Convest have approved (i) the merger of EDI-Sub with and into Edisto ("Merger 1"), (ii) the merger of the surviving corporation of Merger 1 with and into Parent ("Parent/Edisto Merger") and (iii) the merger of Convest with and into Parent ("Merger 2") on the terms set forth in the Agreement and Plan of Merger, dated as of June 19, 1997 (the "Merger Agreement");

     WHEREAS, the Parties no longer wish to carry out the Parent/Edisto Merger and, instead, Parent, as sole stockholder of Edisto immediately after Merger 1 will dissolve Edisto pursuant to Section 275(c) of the DGCL (the "Dissolution," and, collectively with Merger 1 and Merger 2, the "Mergers") with all assets of Edisto being distributed upon the Dissolution to Parent;

     WHEREAS, to reflect the above-mentioned changes, the Parties wish to amend and restate the Merger Agreement in full;

     WHEREAS, the Parties intend Merger 2 to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder;

     WHEREAS, in connection with the Mergers and as an inducement to Parent to enter into the Merger Agreement, (i) Parent, Edisto and a principal shareholder of Edisto have executed a voting agreement in favor of Parent with respect to, among other things, the voting of shares of capital stock of Edisto held or to be held by such shareholder in favor of Merger 1, and (ii) Parent, Edisto and Convest have executed a voting agreement in favor of Parent with respect to, among other things, the voting of shares of capital stock of Convest held or to be held by Edisto in favor of Merger 2.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby amend and restate the Merger Agreement as follows:

SECTION 1. DEFINITIONS.

     "Affiliate" of, or a person "affiliated" with, a specified person means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

     "Affiliate Agreement" has the meaning set forth in Section 8(k).

     "Agreement" means this Agreement as executed as of the date first above written or, if amended as provided herein, as amended.

     "Claim" has the meaning set forth in Section 8(j).

     "Closing" has the meaning set forth in Section 4(f).

     "Closing Date" has the meaning set forth in Section 4(f).

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Convest" has the meaning set forth in the first paragraph of this Agreement.

     "Convest Certificates" has the meaning set forth in Section 4(d)(i).

     "Convest Common Stock" means the common stock, par value $0.01 per share, of Convest.

     "Convest Option" has the meaning set forth in Section 4(c)(ii).

     "Convest Stockholder" means any Person who or which holds any of the Convest Common Stock.

     "Default" has the meaning set forth in Section 10(a)(i)(F).

     "DGCL" means the General Corporation Law of the State of Delaware, as amended.

     "Dissolution" has the meaning set forth in the second recital above.

     "Dissolution Certificate" means the Certificate of Dissolution for the Dissolution, in substantially the form as shall be agreed upon by the Parties.

     "Dissolution Effective Time" has the meaning set forth in Section 2(d).

     "Dissolution Filing" has the meaning set forth in Section 2(d).

     "Dollar" or "$" shall mean one dollar of the currency of the United States of America.

     "Edisto" has the meaning set forth in the first paragraph of this Agreement.

     "Edisto Certificates" has the meaning set forth in Section 4(d)(i).

     "Edisto Common Stock" means the common stock, par value $0.01 per share, of Edisto.

     "Edisto E&P" has the meaning set forth in Section 7(d).

     "Edisto Option" has the meaning set forth in Section 4(c)(i).

     "Edisto Stockholder" means any Person who or which holds any of the Edisto Common Stock.

     "EDI-Sub" has the meaning set forth in the first paragraph of this Agreement.

     "EDI-Sub Common Stock" means the Common Stock, par value $0.01 per share, of EDI-Sub.

     "Environmental Laws" has the meaning set forth in Section 5(p)(ii).

     "ERISA" means the Employer Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchange Agent" means American Stock Transfer and Trust Company.

     "Exchange Fund" has the meaning set forth in Section 4(d)(iii).

     "GAAP" means United States generally accepted accounting principles as in effect from time to time.

     "Hazardous Substance" has the meaning set forth in Section 5(p)(iii).

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Including" means "including, but not limited to."

     "Indemnified Parties" has the meaning set forth in Section 8(j).

     "IRS" means the Internal Revenue Service.

     "Joint Proxy Statements/Prospectus" has the meaning set forth in Section 5(j).

     "Knowledge" means the actual knowledge of the president or any vice president of the affected entity.

     "Material Adverse Change" means an adverse change in the business, operations, assets, liabilities, properties, condition (financial or other) or results of operations which (i), in the case of Sellers and their respective Subsidiaries, taken as a whole, may result in an aggregate change or liability of $2.0 million or greater or (ii), in the case of Parent and its Subsidiaries, taken as a whole, may result in an aggregate change or liability of $15.0 million or greater.

     "Material Adverse Effect" means an adverse effect on the business, operations, assets, liabilities, properties, condition (financial or other), or results of operations which (i), in the case of Sellers and their respective Subsidiaries, taken as a whole, may result in an aggregate change or liability of $2.0 million or greater or (ii), in the case of Parent and its Subsidiaries, taken as a whole, may result in an aggregate change or liability of $15.0 million or greater.

     "Merger Agreement" has the meaning set forth in the second recital above.

     "Merger Certificates" means, collectively, the Merger 1 Certificate, Merger 2 Certificate and Merger 2 Articles.

     "Merger 1 Certificate" means the Certificate of Merger for Merger 1, in substantially the form as shall be agreed upon by the Parties.

     "Merger 2 Certificate" means the Certificate of Merger for Merger 2, in substantially the form as shall be agreed upon by the Parties.

     "Merger 2 Articles" means the Articles of Merger for Merger 2, together with the Plan of Merger attached as Annex A thereto, in substantially the form attached hereto as Exhibit A.

     "Merger Filings" has the meaning set forth in Section 2(f).

     "Merger 1" has the meaning set forth in the first recital above.

     "Merger 1 Cash Consideration" has the meaning set forth in Section 4(a)(i)(A).

     "Merger 1 Consideration" has the meaning set forth in Section 4(a)(i)(A).

     "Merger 1 Effective Time" has the meaning set forth in Section 2(b).

     "Merger 1 Exchange Ratio" has the meaning set forth in Section 4(a)(i)(A).

     "Merger 1 Filing" has the meaning set forth in Section 2(b).

     "Merger 2" has the meaning set forth in the first recital above.

     "Merger 2 Consideration" has the meaning set forth in Section 4(a)(ii)(A).

     "Merger 2 Effective Time" has the meaning set forth in Section 2(f).

     "Merger 2 Exchange Ratio" has the meaning set forth in Section 4(a)(ii)(A).

     "Merger 2 Delaware Filing" has the meaning set forth in Section 2(f).

     "Merger 2 Texas Filing" has the meaning set forth in Section 2(f).

     "Mergers" has the meaning set forth in the second recital above.

     "New Shares" has the meaning set forth in Section 8(l).

     "NYSE" means The New York Stock Exchange, Inc.

     "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

     "Parent" has the meaning set forth in Section 4(b)(iii).

     "Parent Common Stock" means the common stock, par value $0.01 per share, of Parent.

     "Parent/Edisto Merger" has the meaning set forth in the first recital above.

     "Parent Financial Statements" has the meaning set forth in Section 6(f).

     "Parent Representatives" has the meaning set forth in Section 8(a)(i).

     "Parent SEC Reports" has the meaning set forth in Section 6(f).

     "Parties" has the meaning set forth in the first paragraph of this Agreement.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

     "Petrie Parkman" means Petrie Parkman & Co., Inc.

     "Proxy Statement" has the meaning set forth in Section 5(j).

     "Purchaser" and "Purchasers" have the meanings set forth in the first paragraph of this Agreement.

     "Purchasers Plans" has the meaning set forth in Section 6(n).

     "Purchasers Assets" has the meaning set forth in Section 6(r)(v).

     "Purchasers Disclosure Schedule" means the disclosure schedule delivered by the Purchasers concurrently with this Agreement, which shall specifically modify the lettered and numbered paragraphs hereof to which it expressly refers.

     "Purchasers Evaluated Properties" has the meaning set forth in Section
6(q).

     "Purchasers Permits" has the meaning set forth in Section 6(k).

     "Purchasers Petroleum Engineers" has the meaning set forth in Section 6(q)(i).

     "Purchasers Project Information" has the meaning set forth in Section 6(q)(iii).

     "Purchasers Projects" has the meaning set forth in Section 6(q)(iii).

     "Purchasers Required Statutory Approvals" has the meaning set forth in
Section 6(e).

     "Purchasers Reserve Reports" has the meaning set forth in Section 6(q)(i).

     "Rauscher Pierce" means Rauscher, Pierce, Refsnes, Inc.

     "Registration Statement" has the meaning set forth in Section 5(j).

     "Requisite Stockholder Approvals" has the meaning set forth in Section 5(c)(ii).

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Seller" and "Sellers" have the meanings set forth in the first paragraph of this Agreement.

     "Seller Representatives" has the meaning set forth in Section 8(a)(i).

     "Sellers Assets" has the meaning set forth in Section 5(s)(v).

     "Sellers Disclosure Schedule" means the disclosure schedule delivered by the Sellers concurrently with this Agreement, which shall specifically modify the numbered paragraphs hereof to which it expressly refers.

     "Sellers Evaluated Properties" has the meaning set forth in Section
5(r)(i).

     "Sellers Financial Statements" has the meaning set forth in Section 5(f).

     "Sellers Permits" has the meaning set forth in Section 5(k).

     "Sellers Plans" has the meaning set forth in Section 5(n)(i).

     "Sellers Project Information" has the meaning set forth in Section
5(r)(iii).

     "Sellers Projects" has the meaning set forth in Section 5(r)(iii).

     "Sellers Required Statutory Approvals" has the meaning set forth in Section 5(e).

     "Sellers Reserve Reports" has the meaning set forth in Section 5(r)(i).

     "Sellers SEC Reports" has the meaning set forth in Section 5(f).

     "Shareholders Agreement" has the meaning set forth in Section 5(cc).

     "Shares" has the meaning set forth in Section 5(b)(i).

     "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

     "Surviving Corporation 1" has the meaning set forth in Section 2(a).

     "Surviving Corporation 2" has the meaning set forth in Section 2(e).

     "TBCA" means the Business Corporation Act of the State of Texas, as amended.

     "Tax Return" has the meaning set forth in Section 5(m)(iii).

     "Taxes" has the meaning set forth in Section 5(m)(ii).

     "WARN" means the Federal Worker Adjustment and Retraining Notification Act of 1988.

     "Weighted Average Trading Price" has the meaning set forth in Section 4(a)(iii).

SECTION 2. THE MERGERS AND THE DISSOLUTION.

     (a) Merger 1. Upon the terms and subject to the conditions of this Agreement, at the Merger 1 Effective Time (as defined in Section 2(b)) in accordance with the DGCL, EDI-Sub shall be merged with and into Edisto, the separate existence of EDI-Sub shall thereupon cease, and Edisto shall be the surviving corporation in Merger 1, hereinafter sometimes referred to as "Surviving Corporation 1."

     (b) Effective Time of Merger 1. Merger 1 shall become effective at such time (the "Merger 1 Effective Time") as the Merger 1 Certificate is filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger 1 Filing"). The Merger 1 Filing shall be made simultaneously with or as soon as practicable after the Closing of the transactions contemplated by this Agreement in accordance with Section 4(f).

     (c) Dissolution. Upon the terms and subject to the conditions of this Agreement, at the Dissolution Effective Time (as defined in Section 2(d)) in accordance with the DGCL, Surviving Corporation 1 shall be dissolved and the separate existence of Surviving Corporation 1 shall thereupon cease.

     (d) Effective Time of the Dissolution. The Dissolution shall become effective at such time (the "Dissolution Effective Time") as the Dissolution Certificate is filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Dissolution Filing"). The Dissolution Filing shall be made as soon as practicable following the Merger 1 Effective Time.

     (e) Merger 2. Upon the terms and subject to the conditions of this Agreement and the Merger 2 Articles, at the Merger 2 Effective Time (as defined in Section 2(f)) in accordance with the DGCL and the TBCA, Convest shall be merged with and into Parent, the separate existence of Convest shall thereupon cease, and Parent shall be the surviving corporation in Merger 2 and is hereinafter sometimes referred to as "Surviving Corporation 2."

     (f) Effective Time of Merger 2. Merger 2 shall become effective at such time (the "Merger 2 Effective Time") as is the later to occur of (i) the time that the Merger 2 Certificate is filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger 2 Delaware Filing"), and
(ii) the time that the Merger 2 Articles are filed with the Secretary of State of the State of Texas and a certificate of merger is issued thereby in accordance with the TBCA (the "Merger 2 Texas Filing" and, together with the Merger 2 Delaware Filing, the "Merger 2 Filings"). The Merger 2 Filings shall be made as soon as practicable following the Dissolution Effective Time. The Merger 1 Filing, the Dissolution Filing and the Merger 2 Filings are collectively referred to herein as the "Merger Filings."

     (g) Consummation. The Parties acknowledge that it is their mutual desire and intent to consummate the Mergers as soon as practicable after the date hereof. Accordingly, the parties shall, subject to the provisions hereof and to the fiduciary duties of their respective boards of directors, use all reasonable efforts to consummate, as soon as practicable, the transactions contemplated by this Agreement in accordance with Section 4(d).

SECTION 3. THE SURVIVING CORPORATIONS.

     (a) Certificate of Incorporation; Articles of Incorporation. The Certificate of Incorporation of EDI-Sub as in effect immediately prior to the Merger 1 Effective Time shall be the Certificate of Incorporation of Surviving Corporation 1 after the Merger 1 Effective Time, and thereafter may be amended in accordance with its terms and as provided in the DGCL. The Certificate of Incorporation of Parent as in effect immediately prior to the Merger 2 Effective Time shall be the Certificate of Incorporation of Surviving Corporation 2 after the Merger 2 Effective Time, and thereafter may be amended in accordance with its terms and as provided in the DGCL.

     (b) By-Laws. The By-laws of EDI-Sub as in effect immediately prior to the Merger 1 Effective Time shall be the By-laws of Surviving Corporation 1 after the Merger 1 Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of Surviving Corporation 1 and the DGCL. The By-laws of Parent as in effect immediately prior to the Merger 2 Effective Time shall be the Bylaws of Surviving Corporation 2 after the Merger 2 Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of Surviving Corporation 2 and the DGCL.

     (c) Directors. The directors of EDI-Sub in office immediately prior to the Merger 1 Effective Time shall be the directors of Surviving Corporation 1 after the Merger 1 Effective Time, and such directors shall serve in accordance with the By-laws of Surviving Corporation 1 until their respective successors are duly elected or appointed and qualified. The directors of Parent in office immediately prior to the Merger 2 Effective Time shall be the directors of Surviving Corporation 2 after the Merger 2 Effective Time, and such directors shall serve in accordance with the By-laws of Surviving Corporation 2 until their respective successors are duly elected or appointed and qualified.

     (d) Officers. The officers of EDI-Sub in office immediately prior to the Merger 1 Effective Time shall be the officers of Surviving Corporation 1 after the Merger 1 Effective Time, and such officers shall serve in accordance with the By-laws of Surviving Corporation 1 until their respective successors are duly elected or appointed and qualified. The officers of Parent in office immediately prior to the Merger 2 Effective Time shall be the officers of Surviving Corporation 2 after the Merger 2 Effective Time, and such officers shall serve in accordance with the By-laws of Surviving Corporation 2 until their respective successors are duly elected or appointed and qualified.

SECTION 4. CONVERSION OF SHARES; CLOSING.

     (a) Conversion of Sellers' Capital Stock

          (i) Conversion of Edisto Shares in Merger 1. At the Merger 1 Effective Time, by virtue of Merger 1 and without any action on the part of any holder of any capital stock of Parent or Edisto:

             (A) each share of Edisto Common Stock shall, subject to Sections 4(c) and 4(d), be converted into the right to receive the following (hereinafter referred to as the "Merger 1 Consideration"), without interest: (x) a fractional interest in a share of Parent Common Stock equal to $5.064 divided by the Weighted Average Trading Price (the "Merger 1 Exchange Ratio"); provided, however, (i) if such Weighted Average Trading Price exceeds $34.96, then the Merger 1 Exchange Ratio shall be equal to $5.064 divided by $34.96 and (ii) if such Weighted Average

        Trading Price is less than $28.96, then the Merger 1 Exchange Ratio shall be equal to $5.064 divided by $28.96, and (y) $4.886 cash (the "Merger 1 Cash Consideration"); and

             (B) each share of capital stock of Edisto, if any, owned by Parent or any Subsidiary of Parent or held in treasury by Edisto or any Subsidiary of Edisto immediately prior to the Merger 1 Effective Time shall be canceled and no consideration shall be paid in exchange therefor and shall cease to exist from and after the Merger 1 Effective Time.

          (ii) Conversion of Convest Shares in Merger 2. At the Merger 2 Effective Time, by virtue of Merger 2 and without any action on the part of any holder of any capital stock of Parent or Convest:

             (A) each share of Convest Common Stock shall, subject to Sections 4(c) and 4(d), be converted into the right (hereinafter referred to as the "Merger 2 Consideration") to receive, without interest, a fractional interest in a share of Parent Common Stock equal to $8.88 divided by the Weighted Average Trading Price (the "Merger 2 Exchange Ratio"); provided, however, (i) if such Weighted Average Trading Price exceeds $34.96, then the Merger 2 Exchange Ratio shall be equal to $8.88 divided by $34.96 and (ii) if such Weighted Average Trading Price is less then $28.96, then the Merger 2 Exchange Ratio shall be equal to $8.88 divided by $28.96; and

             (B) each share of capital stock of Convest, if any, owned by Parent or any Subsidiary of Parent or held in treasury by Convest or any Subsidiary of Convest immediately prior to the Merger 2 Effective Time shall be canceled and no consideration shall be paid in exchange therefor and shall cease to exist from and after the Merger 2 Effective Time.

          (iii) The "Weighted Average Trading Price" of Parent Common Stock shall be calculated by (a) making the following calculation for each of the ten trading days ending on the day that is two trading days prior to the Closing Date: (i) grouping together all shares of Parent Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day, and (b) calculating the arithmetic mean of the resulting ten amounts.

     (b) Other Conversions.

          (i) At the Merger 1 Effective Time, by virtue of Merger 1 and without any action on the part of Parent as the sole stockholder of EDI-Sub, each issued and outstanding share of EDI-Sub Common Stock shall be converted into one share of common stock, par value $.01 per share, of Surviving Corporation 1.

          (ii) At the Dissolution Effective Time, by virtue of the Dissolution and without any action on the part of Parent as the sole stockholder of Surviving Corporation 1, each issued and outstanding share of the common stock of Surviving Corporation 1 shall be retired and canceled.

          (iii) Notwithstanding the provisions of paragraph (ii) hereof, Surviving Corporation 1 shall continue, pursuant to Section 278 of the DGCL, solely for the purposes of suit and winding up affairs and Parent shall remain the sole stockholder of Surviving Corporation 1 entitled to receive all distributions of assets made pursuant to Section 281 of the DGCL.

     (c) Sellers Options.

          (i) Edisto Options. Each outstanding stock option or warrant granted to employees and directors of Edisto and its Subsidiaries or to any other Persons with respect to Edisto Common Stock (an "Edisto Option") shall be either (A) redeemed by Edisto or (B) exercised or canceled in accordance with its terms, in each case, prior to Merger 1. If any Edisto Option is redeemed pursuant to this provision, such redemption shall be at a price no greater than the amount (if any) by which $9.95 exceeds the exercise price of such Edisto Option (unless otherwise consented to by Parent). The total amount that may be expended to effect any such redemptions may not exceed $1,500,000.

          (ii) Convest Options. Each outstanding stock option or warrant granted to employees and directors of Convest and its Subsidiaries or to any other Persons with respect to Convest Common Stock (a "Convest Option") shall be either (A) redeemed by Convest or (B) exercised or canceled in accordance with its terms, in each case, prior to Merger 1. If any Convest Option is redeemed pursuant to this provision, such redemption shall be at a price no greater than the amount (if any) by which $8.88 exceeds the exercise price of such Convest Option. The total amount that may be expended to effect any such redemptions may not exceed $2,300,000.

     (d) Exchanges.

          (i) From and after the Merger 1 Effective Time, each holder of an outstanding certificate which immediately prior to the Merger 1 Effective Time represented shares of Edisto Common Stock (an "Edisto Certificate") shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 4(a)(i)(A) and the amount of Merger 1 Cash Consideration to which such holder is entitled. From and after the Merger 2 Effective Time, each holder of an outstanding certificate which immediately prior to the Merger 2 Effective Time represented shares of Convest Common Stock (a "Convest Certificate") shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 4(a)(ii)(A). Notwithstanding any other provision of this Agreement, (A) until holders or transferees of Edisto Certificates or Convest Certificates have surrendered them for exchange as provided herein, no dividends shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made and (B) without regard to when such Edisto Certificates or Convest Certificates are surrendered for exchange as provided herein, no interest shall be paid on any dividends or any payment for fractional shares. Upon surrender of an Edisto Certificate or a Convest Certificate, respectively, there shall be paid to the holder of such certificate the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender.

          (ii) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Edisto Certificate or Convest Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any applicable transfer or other taxes required by reason of such issuance.

          (iii) Promptly after the Merger 2 Effective Time, Parent shall make available to the Exchange Agent (A) the certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraphs (d)(i) and (ii) above and (B) funds sufficient for the payment of the aggregate Merger 1 Cash Consideration required to effect the exchange referred to in paragraph (i) above and for payment of any fractional shares referred to in Section 4(e) (the "Exchange Fund"), it being understood that any and all interest earned on funds made available to the Exchange Agent pursuant to this Agreement shall be for the account of, and shall remain the property of, Parent.

          (iv) (A) Promptly after the Merger 2 Effective Time, but in no event later than ten business days, the Exchange Agent shall mail to each holder of record of an Edisto Certificate (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Edisto Certificates shall pass, only upon actual delivery of the Edisto Certificates to the Exchange Agent) and (y) instructions for use in effecting the surrender of the Edisto Certificates in exchange for certificates representing shares of Parent Common Stock and Merger 1 Cash Consideration. Upon surrender of Edisto Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Edisto Certificates shall be entitled to receive in exchange therefor (1) a certificate representing that number of whole shares, if any, of Parent Common Stock into which the shares of Edisto Common Stock theretofore represented by the Edisto Certificates so surrendered shall have been converted pursuant to the provisions of Section 4(a)(i)(A)(x), and (2) the amount of Merger 1 Cash Consideration into

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     which the number of shares of Edisto Common Stock previously represented by such Edisto Certificates so surrendered shall have been converted pursuant to the provisions of Section 4(a)(i)(A)(y), and the Edisto Certificates so surrendered shall be canceled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Edisto Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (B) Promptly after the Merger 2 Effective Time, but in no event later than ten business days, the Exchange Agent shall mail to each holder of record of a Convest Certificate (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Convest Certificates shall pass, only upon actual delivery of the Convest Certificates to the Exchange Agent) and (y) instructions for use in effecting the surrender of the Convest Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Convest Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Convest Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares, if any, of Parent Common Stock into which the shares of Convest Common Stock theretofore represented by the Convest Certificates so surrendered shall have been converted pursuant to the provisions of Section 4(a)(ii)(A), and the Convest Certificates so surrendered shall be canceled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Convest Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (v) Promptly following the date which is one year after the Closing Date, the Exchange Agent shall deliver to Parent all cash (including any remaining balance in the Exchange Fund), certificates (including any Parent Common Stock) and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of an Edisto Certificate or a Convest Certificate may surrender such certificate to Parent and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Parent Common Stock and Merger 1 Cash Consideration (if applicable), without any interest thereon. If outstanding Edisto Certificates or Convest Certificates are not surrendered prior to six years after the Merger 2 Effective Time (or, in any particular case, prior to such earlier date on which any Merger 1 Consideration issuable in respect of such Edisto Certificates or Merger 2 Consideration issued in respect of such Convest Certificates or the dividends and other distributions, if any, described below would otherwise escheat to or become the property of any governmental unit or agency), the Merger 1 Consideration issuable in respect of such Edisto Certificates or Merger 2 Consideration issuable in respect of such Convest Certificates, and the amount of dividends and other distributions, if any, which have become payable and which thereafter become payable thereon as provided herein shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither the Exchange Agent or the Parties shall be liable to a holder of shares of Edisto Common Stock or Convest Common Stock for any shares of Parent Common Stock or Merger 1 Cash Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (vi) In the event any Edisto Certificate or Convest Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Edisto Certificate or Convest Certificate to be lost, stolen or destroyed and, subject to the following sentence, Surviving Corporation 2 shall issue in exchange for such lost, stolen or destroyed Edisto Certificate or Convest Certificate the Merger 1 Consideration or Merger 2 Consideration, respectively, deliverable in respect thereof determined in accordance with this Section 4. Surviving Corporation 2 may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to give such corporation such indemnity, bond or insurance as it may reasonably direct as protection against any claim that may be made against such corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

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

     (e) No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of Parent Common Stock shall be issued in the Mergers and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional share, each holder of shares of Edisto Common Stock or Convest Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Edisto Certificates or Convest Certificates for exchange pursuant to this
Section 4 shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by either (i) the Weighted Average Trading Price, (ii) $34.96 or (iii) $28.96, depending on which of the foregoing prices is used for the ratio calculations pursuant to Section 4(a).

     (f) Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent, Edisto and Convest as promptly as practicable following the date on which the last of the conditions set forth in Section 9 is fulfilled or waived, or at such other time and place as Parent, Edisto and Convest shall agree. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

     (g) Closing of Transfer Books.

          (i) Edisto. At and after the Merger 1 Effective Time, holders of Edisto Certificates shall cease to have any rights as stockholders of Edisto, except for the right to receive shares of Parent Common Stock and Merger 1 Cash Consideration pursuant to Section 4(a)(i) and the right to receive cash for payment of fractional shares pursuant to Section 4(e). At the Merger 1 Effective Time, the stock transfer books of Edisto shall be closed and no transfer of shares of Edisto Common Stock which were outstanding immediately prior to the Merger 1 Effective Time shall thereafter be made. If, after the Merger 1 Effective Time, subject to the terms and conditions of this Agreement, Edisto Certificates formerly representing shares of Edisto Common Stock are presented to Parent, they shall be canceled and exchanged for shares of Parent Common Stock in accordance with this Section 4.

          (ii) Convest. At and after the Merger 2 Effective Time, holders of Convest Certificates shall cease to have any rights as stockholders of Convest, except for the right to receive shares of Parent Common Stock pursuant to Section 4(a)(ii) and the right to receive cash for payment of fractional shares pursuant to Section 4(e). At the Merger 2 Effective Time, the stock transfer books of Convest shall be closed and no transfer of shares of Convest Common Stock which were outstanding immediately prior to the Dissolution Effective Time shall thereafter be made. If, after the Merger 2 Effective Time, subject to the terms and conditions of this Agreement, Convest Certificates formerly representing shares of Convest Common Stock are presented to Parent, they shall be canceled and exchanged for shares of Parent Common Stock in accordance with this Section 4.

     (h) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, in the event that appraisal rights are available in connection with Merger 1 pursuant to Section 262 of the DGCL, shares of Edisto Common Stock that are issued and outstanding immediately prior to the Merger 1 Effective Time and that are held by Edisto Stockholders who did not vote in favor of Merger 1 and who comply with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger 1 Consideration, unless and until such Edisto Stockholders shall have failed to perfect or shall have effectively withdrawn or lost such right, and such Edisto Stockholders' shares of Edisto Common Stock shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive, as of the Merger 1 Effective Time, the Merger 1 Consideration without any interest thereon. Edisto shall give Parent
(i) prompt notice of any written demands for appraisal of shares of Edisto Common Stock received by Edisto and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. Edisto shall not, without the prior consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

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

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

     Except for those matters included in the Sellers Disclosure Schedule, which inclusion will not be deemed an admission by Sellers that any such matter is material or has or would have a Material Adverse Effect or represents a Material Adverse Change, each Seller represents and warrants to the Purchaser as follows:

     (a) Organization, Qualification, and Corporate Power. Each of the Sellers and their respective Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Set forth on the Sellers Disclosure Schedule is a list of all Subsidiaries of each Seller, and a list of those jurisdictions where each of the Sellers and their respective Subsidiaries are qualified to conduct business. Each of the Sellers and its respective Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except for failures that would not have a Material Adverse Effect. The Sellers Disclosure Schedule correctly sets forth the name of each Subsidiary of each Seller, the jurisdiction of its incorporation and the Persons owning its outstanding capital stock.

     (b) Capitalization.

          (i) (x) The entire authorized capital stock of Edisto consisted of 50,000,000 shares of Edisto Common Stock and 10,000,000 shares of preferred stock, of which 14,138,274 shares (excluding treasury shares) of Edisto Common Stock and no shares of preferred stock were issued and outstanding as of June 16, 1997, and (y) the entire authorized capital stock of Convest consisted of 20,000,000 shares of Convest Common Stock and 5,000,000 shares of preferred stock, of which 10,544,411 shares (excluding treasury shares) of Convest Common Stock and no shares of preferred stock were issued and outstanding as of June 16, 1997. Edisto is the beneficial owner of 7,598,771 shares of Convest Common Stock (the "Shares"), free and clear of any liens, claims, options, charges or other encumbrances.

          (ii) Except for employee and director stock options disclosed on Sellers Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require either Seller to issue, sell, or otherwise cause to become outstanding any of its capital stock or any other securities convertible into or evidencing the right to subscribe for any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to either Seller. At and as of the Closing, neither Seller will be a party to any agreement relating to the registration under the Securities Act of shares of capital stock of such Seller or any successor entity. The Sellers Disclosure Schedule shall indicate, by holder, the shares of capital stock of each Seller subject to any options, warrants or similar rights, and the exercise price, expiration date and vesting period thereof.

     (c) Authorization of Transaction.

          (i) Each Seller has corporate power and authority to execute and deliver this Agreement, and, subject to the Requisite Stockholder Approvals, to consummate the transactions contemplated hereby. The Board of Directors of Edisto, has approved this Agreement and Merger 1 in accordance with the applicable provisions of the DGCL and (A) recommended approval of this Agreement and Merger 1 by the Edisto Stockholders, and (B) duly and validly authorized the execution and delivery of this Agreement by Edisto and the consummation by Edisto of the transactions contemplated hereby. The Board of Directors of Convest has approved this Agreement and Merger 2 in accordance with the applicable provisions of the TBCA and (A) recommended approval of this Agreement and Merger 2 by the Convest Stockholders, and
     (B) duly and validly authorized the execution and delivery of this Agreement by Convest and the consummation by Convest of the transactions contemplated hereby. Except for the Requisite Stockholder Approvals, no other corporate proceedings on the part of either Seller are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered on behalf of each Seller and, subject to the Requisite Stockholder Approvals, constitutes the valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms and conditions, except that (A) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws

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

     now or hereafter in effect relating to creditors' rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (ii) The only votes of Edisto Stockholders required to adopt the Agreement and approve Merger 1 are the affirmative vote of the holders of a majority of Edisto Common Stock pursuant to Section 216 of the DGCL, Edisto's Restated Certificate of Incorporation, as amended, and Section 5 of Edisto's By-laws, represented in person or by proxy, at a stockholder meeting called by Edisto for the purpose of considering and voting upon the Agreement and Merger 1 or by written consent in lieu of a meeting pursuant to Section 228 of the DGCL and in accordance with Edisto's Restated Certificate of Incorporation, as amended; the only votes of Convest Stockholders required to adopt the Agreement and approve Merger 2 are the affirmative vote of the holders of two-thirds of the outstanding shares of Convest Common Stock pursuant to Article XII.A. of Convest's Articles of Incorporation and Article 5.03 of the TBCA, represented in person or by proxy, at a stockholder meeting called by Convest for the purpose of considering and voting upon the Agreement and Merger 2 or by written consent in lieu of a meeting pursuant to Article XII.B. of Convest's Articles of Incorporation and Article 9.10.A. of the TBCA (collectively, the "Requisite Stockholder Approvals"). The Convest Stockholders will not have any appraisal or dissenter's rights under the TBCA as a result of the transactions contemplated by this Agreement.

     (d) Non-Contravention. The execution and delivery of this Agreement by each Seller do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge, encumbrance or preferential right to purchase upon any of the properties or assets of either Seller or any of its respective Subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of either Seller or any of its respective Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to either Seller or any of its respective Subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which either Seller or any of its respective Subsidiaries is now a party or by which either Seller or any of its respective Subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by the Sellers of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens or preferential right to purchase under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Merger 1 Effective Time) the Requisite Stockholder Approvals and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Merger 1 Effective Time) consents required from commercial lenders, lessors or other third parties as specified on the Sellers Disclosure Schedule. Excluded from the foregoing sentences of this paragraph (d), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (d), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a Material Adverse Effect.

     (e) Approvals. Except for (i) the filing of the Joint Proxy Statement/Prospectus with the SEC pursuant to the Exchange Act and the Securities Act, and the declaration of the effectiveness thereof by the SEC and any filings with various state blue sky authorities and, (ii) the making of the Merger Filings with the Secretaries of State of the States of Delaware and Texas in connection with the Mergers (the filings and approvals referred to in clauses
(i) and (ii) are collectively referred to as the "Sellers Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by either Seller or the consummation by either Seller of the transactions contemplated hereby, including pursuant to the HSR Act, other than such declarations, filings, registrations, notices, authorizations, consents

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

or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a Material Adverse Effect.

     (f) Reports and Financial Statements. Each Seller has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Each Seller has previously delivered to Parent copies (including all exhibits, post-effective amendments and supplements thereto) of its (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1996 and for the two immediately preceding fiscal years, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and
(ii) actions by written consent in lieu of a stockholders' meeting from January 1, 1994, until the date hereof, and (c) all other reports and registration statements filed by each Seller with the SEC since January 1, 1994 (the documents referred to in clauses (a), (b) and (c) filed prior to the date hereof are collectively referred to as the "Sellers SEC Reports"). The Sellers SEC Reports are identified on the Sellers Disclosure Schedule. As of their respective dates, the Sellers SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of each Seller included in such reports (collectively, the "Sellers Financial Statements") have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of each Seller and their respective Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     (g) Absence of Undisclosed Liabilities. Except as disclosed in the Sellers SEC Reports or the Sellers Disclosure Schedule, neither Seller nor any of their respective Subsidiaries had at December 31, 1996, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies which: (i) are accrued or reserved against in the Sellers Financial Statements or reflected in the notes thereto, (ii) would not, in the aggregate, have a Material Adverse Effect, (iii) have been discharged or paid in full prior to the date hereof, or (iv) are of a nature not required to be reflected in the consolidated financial statements of either Seller and their respective Subsidiaries prepared in accordance with GAAP consistently applied and which were incurred in the Ordinary Course of Business.

     (h) Absence of Certain Changes or Events. Since the date of the most recent Sellers SEC Report for each Seller that contains consolidated financial statements of such Seller, there has not been any Material Adverse Change.

     (i) Litigation. Except as disclosed in the Sellers SEC Reports or in the Sellers Disclosure Schedule, there are no claims, suits, actions or proceedings pending or, to the knowledge of either Seller, threatened against, relating to or affecting either Seller or any of its respective Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of any of the Mergers or which if decided adversely to either Seller or its respective Subsidiary could, either alone or in the aggregate with all such claims, actions or proceedings, have a Material Adverse Effect. Except as set forth in the Sellers SEC Reports, neither Seller nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or which if decided adversely to either Seller or its respective Subsidiary could, either individually or in the aggregate, have a Material Adverse Effect.

     (j) Registration Statement and Information Statement. None of the information to be supplied by either Seller or its Subsidiaries for inclusion in
(a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent in connection with the Mergers for the purpose of registering the shares of Parent Common Stock to be issued in the Mergers (the "Registration Statement") or (b) the proxy statements to be distributed in connection with the approval of this Agreement and the transactions contemplated hereby by the stockholders of the respective Sellers (the "Proxy Statements" and, together with the prospectus included in the Registration Statement, the "Joint Proxy Statements/Prospectus") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of any action by the stockholders of the respective Sellers in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such action by the stockholders of the respective Sellers, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statements/Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by either Seller with respect to information supplied by any Purchaser for inclusion therein.

     (k) No Violation of Law. Except as disclosed in the Sellers SEC Reports or in the Sellers Disclosure Schedule, neither Seller nor any of its respective Subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not have a Material Adverse Effect. Except as disclosed in the Sellers SEC Reports or in the Sellers Disclosure Schedule, as of the date of this Agreement, to the knowledge of either Seller, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, either individually or in the aggregate, will not have a Material Adverse Effect. Each Seller and its respective Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its businesses as presently conducted (collectively, the "Sellers Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a Material Adverse Effect. Each Seller and its respective Subsidiaries is not in violation of the terms of any Sellers Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a Material Adverse Effect.

     (l) Compliance with Agreements. Except as disclosed in the Sellers SEC Reports, neither Seller nor any of its respective Subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under (i) the respective charter, by-laws or other similar organizational instruments of either Seller or any of its Subsidiaries or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which either Seller or any of its Subsidiaries is a party or by which any of them is bound or to which any of their property is subject, other than, in the case of clause (ii) of this paragraph (l), breaches, violations and defaults which would not have, either individually or in the aggregate, a Material Adverse Effect.

     (m) Taxes.

          (i) Each Seller and its respective Subsidiaries have (A) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them for all periods ending on or prior to the Merger 1 Effective Time, other than those Tax Returns the failure of which to file would not, either individually or in the aggregate, have a Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects and (B) duly paid in full or made adequate provision for the payment of all Taxes for all past and current periods, except for those Taxes, the failure to have paid would not, either individually or in the aggregate, have a Material Adverse Effect. The liabilities and reserves for Taxes reflected in each Seller's balance sheet included in such Seller's latest Sellers SEC Reports are adequate to cover all Taxes for all periods ending at or prior to the date of such balance sheet and there is no liability for Taxes for any period beginning after such date other than Taxes arising in the

     Ordinary Course of Business. There are no material liens for Taxes upon any property or assets of either Seller or any Subsidiary thereof, except for liens for Taxes not yet due. Except as set forth on the Sellers Disclosure Schedule, neither Seller nor its respective Subsidiaries has received notice of an audit from any taxation authority There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of either Seller or any of its Subsidiaries which, if decided adversely, singly or in the aggregate, would have a Material Adverse Effect. Neither Seller nor its respective Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither Seller nor any of its respective Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly owned corporate Subsidiary of such Seller other than agreements the consequences of which are fully and adequately reserved for in the Sellers Financial Statements. Neither Seller nor any of its respective corporate Subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

          (ii) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

          (iii) For purposes of this Agreement, the term "Tax Return" shall mean any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

     (n) Employee Benefit Plans; ERISA.

          (i) Except as disclosed in the Sellers SEC Reports or Sellers Disclosure Schedule, at the date hereof, Sellers and their Subsidiaries do not maintain or contribute to or have any obligation or liability to or with respect to any material employee benefit plans, including employee benefit plans within the meaning set forth in Section 3(3) of ERISA, programs, arrangements, practices or other similar material arrangements for the provision of benefits (such plans, programs, arrangements or practices of Sellers and their Subsidiaries being referred to as the "Sellers Plans"), but excluding any "Multiemployer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code. The Sellers Disclosure Schedule lists all Multiemployer Plans to which any of them makes contributions or has any obligation or liability to make contributions. Neither Seller nor any of its respective Subsidiaries maintains or has any liability with respect to any Multiple Employer Plan, which, individually or in the aggregate, could have a Material Adverse Effect. Neither Seller nor any of its respective Subsidiaries has any obligation to create or contribute to any additional such plan, program, arrangement or practice or to amend any such plan, program, arrangement or practice so as to increase benefits or contributions thereunder, except as required under the terms of the Sellers Plans or to comply with applicable law.

          (ii) Except as disclosed in the Sellers SEC Reports or Sellers Disclosure Schedule, (A) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Sellers Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a Material Adverse Effect, (B) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Sellers Plans, (C) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Sellers Plans subject to Title IV of

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     ERISA other than in a "standard termination" described in Section 4041(b)
     of ERISA, (D) none of the Sellers Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Sellers Plans ended prior to the date of this Agreement, (E) the current present value of all projected benefit obligations under each of the Sellers Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Sellers SEC Reports as of March 31, 1997, based upon reasonable actuarial assumptions currently utilized for such Sellers Plan, (F) each of the Sellers Plans has been operated and administered in all material respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (G) each of the Sellers Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Sellers Plans, and the period for making any such necessary retroactive amendments has not expired, (H) with respect to Multiemployer Plans, neither Seller nor any of its respective Subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the best knowledge of each Seller and its respective Subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (I) to the best knowledge of each Seller and its respective Subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Sellers Plans other than claims for benefits in the ordinary course, (J) each Seller and its respective Subsidiaries have no current material liability under Title IV of ERISA, and each Seller and its respective Subsidiaries do not reasonably anticipate that any such liability will be asserted against either Seller or any of its Subsidiaries, and (K) no act, omission or transaction (individually or in the aggregate) has occurred with respect to any Sellers Plan that has resulted or could result in any material liability (direct or indirect) of either Seller or any respective Subsidiary under Sections 409 or 502(c)(i) or (l) of ERISA or Chapter 43 of Subtitle (A) of the Code. None of the Sellers Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code) or is required to provide security to a Sellers Plan pursuant to Section 401(a)(29) of the Code. Each Sellers Plan can be unilaterally terminated by a Seller or a Subsidiary at any time without material liability, other than for amounts previously reflected in the financial statements (or notes thereto) included in the Sellers SEC Reports.

          (iii) The Sellers SEC Reports or the Sellers Disclosure Schedule contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers (including, in each case, the amount of any payments which may be due as a result of the transactions contemplated by this Agreement). Section 5(n)(iii) of the Sellers Disclosure Schedule sets forth in reasonable detail all severance pay, vacation pay, stay bonuses or other payments arising out of or otherwise relating or due to the termination or resignation of any officers, directors or employees of either Seller or their Subsidiaries or otherwise arising out of or relating or due to the transactions contemplated by this Agreement. Any payments described in the foregoing sentence have been approved by all necessary corporate action by the Board of Directors of each Seller.

          (iv) Except as set forth in the Sellers Disclosure Schedule, there are no agreements which will or may provide payments to any officer, employee, stockholder, or highly compensated individual which will be "parachute payments" under Code Section 280G that are nondeductible to the Sellers or subject to tax under Code Section 4999 for which a Seller or any ERISA Affiliate would have withholding liability.

     (o) Labor Controversies. Except as disclosed in the Sellers SEC Reports,
(i) there are no significant controversies pending or, to the knowledge of either Seller, threatened between either Seller or its Subsidiaries and any representatives of any of their employees and (ii) to the knowledge of either Seller, there are no material organizational efforts presently being made involving any of the presently unorganized employees of

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either Seller and its Subsidiaries except for such controversies and organizational efforts which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

     (p) Environmental Matters.

          (i) Except as disclosed in the Sellers SEC Reports or the Sellers Disclosure Schedule, (A) each Seller and its respective Subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (B) none of the properties owned by either Seller or any of its respective Subsidiaries contain any Hazardous Substance as a result of any activity of either Seller or any of its respective Subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (C) neither Seller nor any of its respective Subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that either Seller or any of its respective Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (D) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against either Seller or any of its respective Subsidiaries relating to any violation, or alleged violation, of any Environmental Law,
     (E) no reports have been filed, or are required to be filed, by either Seller or any of its respective Subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (F) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by either Seller or any of its respective Subsidiaries as a result of any activity of either Seller or any of its respective Subsidiaries during the time such properties were owned, leased or operated by either Seller or any of its respective Subsidiaries, (G) there have been no environmental investigations, studies, audits, tests, reviews by or which are in the possession of either Seller or its respective Subsidiaries relating to the activities of a Seller or its respective Subsidiaries which have not been delivered to Parent prior to the date hereof, (H) there are no underground storage tanks on, in or under any properties owned by either Seller or any of its respective Subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by either Seller or any of its respective Subsidiaries, (I) there is no asbestos or asbestos containing material present in any of the properties owned by either Seller and its respective Subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by such Seller or any of its respective Subsidiaries, and (J) neither Seller, its respective Subsidiaries nor any of their respective properties are subject to any liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (A) through (J) that, singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

          (ii) As used herein, "Environmental Law" means any Federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term "Environmental Law" includes, without limitation, (A) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal Act and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, and

     (B) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

          (iii) As used herein, "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

     (q) Non-competition Agreements. Except as disclosed in the Sellers Disclosure Schedule, neither Seller nor any respective Subsidiary thereof is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any material business currently engaged in by either Seller or Parent, or any corporations affiliated with either of them. None of the Sellers' officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with a Seller, restricts in any material respect either Seller or any respective Subsidiary thereof from, directly or indirectly, engaging in any of the businesses described above.

     (r) Reserve Report and Exploration Project Information.

          (i) The Sellers have made available to the Purchasers certain reports dated February 25, 1997 prepared by the independent petroleum engineering firm of Ryder Scott Company (with respect to offshore properties of Convest as of December 31, 1996) and dated February 24, 1997 by the independent petroleum engineering firm of Netherland Sewell & Associates, Inc. (with respect to onshore properties of Convest as of January 1, 1997), true and correct copies of which have been previously provided to the Parent (together, the "Sellers Reserve Reports"). The Sellers Reserve Reports are the latest reserve reports available to the Sellers relating to their and their Subsidiaries' reserves of oil and gas. The oil and gas properties evaluated in the Sellers Reserve Reports are referred to herein as the "Sellers Evaluated Properties." The Sellers have provided no false or misleading information to and have not withheld any material information from Ryder Scott Company or Netherland Sewell and Associates, with respect to the preparation of the Sellers Reserve Reports.

          (ii) Except as set forth on Sellers Disclosure Schedule, the Sellers are not aware of any facts or circumstances that should reasonably cause the Sellers to conclude that any of the information that was supplied by the Sellers to Ryder Scott Company or Netherland Sewell and Associates, in connection with their preparation of the Sellers Reserve Reports is not currently correct in all material respects (other than normal depletion by production in the ordinary course), and to the Sellers' knowledge the information utilized in preparing the Sellers Reserve Reports is correct in all material respects.

          (iii) The Sellers have made available to Parent certain information (the "Sellers Project Information") with respect to exploration projects in which the Sellers are currently engaged (the "Sellers Projects"), which information and Sellers Projects are set forth on the Sellers Disclosure Schedule. The Sellers Project Information provided by the Sellers does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading.

     (s) Title.

          (i) The leasehold, royalty, mineral and similar interests owned by each Seller and their respective Subsidiaries entitle it to receive not less than the interest set forth in the Sellers Reserve Reports as the Net Revenue Interest from all oil and gas and associated minerals produced, saved and marketed in respect of each Sellers Evaluated Property listed in the Sellers Reserve Reports, and obligate it to bear costs and expenses relating to the maintenance and development of, and the operations with respect to, each such Sellers Evaluated Property in an amount not greater than the Working Interest set forth in the

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

     Sellers Reserve Reports (unless there is a corresponding increase in the Net Revenue Interest), except for such deficiencies which, individually or in the aggregate, would not have a Material Adverse Effect. Except as noted in the Sellers Reserve Reports, the Net Revenue Interest and the Working Interest with respect to each such Sellers Evaluated Property are not subject to change or adjustment upon the occurrence of payout or any similar or other event.

          (ii) The Sellers and their Subsidiaries have, and on the Closing Date will have, good and valid title to all of their leasehold, royalty, mineral and similar interests in the Sellers Evaluated Properties, other than the properties disposed of since January 1, 1997 as disclosed on the Sellers Disclosure Schedule or since the date hereof with the written consent of the Parent, free and clear of all encumbrances and title defects except for
     (A) the encumbrances and title defects specifically described in the Sellers Disclosure Schedule, (B) statutory liens not yet delinquent, (C) imperfections of title, easements, liens (including operator's liens) and encumbrances, the character, amount or extent of which, individually or in the aggregate, would not have a Material Adverse Effect, (D) contracts and agreements for the sale of oil and gas entered into in the Ordinary Course of Business, (E) lessor's royalties, overriding royalties, and division orders, reversionary interests and similar burdens and all existing operating agreements and unit agreements, if the net cumulative effect of the same does not operate to reduce the Net Revenue Interests of the Sellers Evaluated Properties to less than the Net Revenue Interests set forth in the Sellers Reserve Report or increase the Working Interests of the Sellers Evaluated Properties to more than the Working Interests set forth in the Sellers Reserve Report (unless there is a corresponding increase in the Net Revenue Interests); (F) any and all federal and state regulatory orders and rules to which the Sellers Evaluated Properties are presently subject; (G) preferential rights to purchase and required third-party consents to assignments and similar agreements (none of which arise or are required in connection with the transactions contemplated by this Agreement); (H) liens for Taxes not due or not delinquent at the time of Closing or the validity of which are being contested in good faith by appropriate actions; (I) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil, gas and mineral leases or interests therein if the same are customarily obtained after such sale or conveyance; (J) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Sellers Evaluated Properties; (K) liens of operators relating to obligations not yet due or not delinquent; and (L) title deficiencies commonly encountered in the oil and gas business which would not be considered material by a reasonable and prudent person engaged in the business of the ownership, development and operating of oil and gas properties with knowledge of all the facts and appreciation of their legal significance.

          (iii) Except where the failure would not have a Material Adverse Effect, (A) neither Seller nor its respective Subsidiaries are dependent with respect to the Sellers Evaluated Properties on the right to use the properties of others, except under valid and enforceable leases, contracts, pooling or unitization agreements, rights or other arrangements, (B) the Sellers and their respective Subsidiaries own, or have the right to use under valid and enforceable leases, contracts, rights or other arrangements, all gas processing facilities necessary for the current operations of the Sellers and their respective Subsidiaries, (C) all buildings, machinery and equipment currently used in the operations related to the Sellers Evaluated Properties are adequate for their normal operation consistent with industry practice, are in good working order and conform with all applicable Environmental Laws and (D) there is no pending or threatened condemnation or expropriation of any part of the Sellers Evaluated Properties.

          (iv) Except where the failure would not have a Material Adverse Effect, the Sellers Evaluated Properties are being developed, operated and maintained in compliance in all material respects with all leases, contracts and commitments to which either Seller or any respective Subsidiary is a party or by which either Seller or any respective Subsidiary or any of the Sellers Evaluated Properties is bound.

          (v) The Sellers and the Subsidiaries have good and valid title to all the properties and assets of every kind, character and description (real, personal or mixed, tangible and intangible), including, without limitation, all parcels of real property, pipelines, rights-of-way and easements and other incidental rights and permits, but excluding the Sellers Evaluated Properties, reflected in the Sellers Financial Statements or which would have been reflected in the Sellers Financial Statements if acquired prior to March 31, 1997, (the "Sellers Assets") free and clear of all encumbrances of any nature except for (A) the encumbrances and title defects specifically described in the Sellers Disclosure Schedule; (B) mortgages and encumbrances which secure indebtedness or obligations which are properly reflected in the Sellers Financial Statements; (C) liens for Taxes not yet payable or any Taxes being contested in good faith; (D) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (E) such imperfections of title and encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect; (F) any and all federal and state regulatory orders and rules to which the Sellers Assets are presently subject; (G) preferential rights to purchase and required third-party consents to assignments and similar agreements, none of which arise or are required in connection with the transactions contemplated by this Agreement; (H) statutory liens not yet delinquent; (I) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil, gas and mineral leases or interests therein if the same are customarily obtained after such sale or conveyance; (J) easements, rights-of-way, servitude, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Sellers Assets; (K) liens of operators relating to obligations not yet due or not delinquent; and (L) title deficiencies commonly encountered in the oil and gas business which will not have a Material Adverse Effect. The Sellers and the Subsidiaries have valid leasehold interests in all leases reflected as capital leases in the Sellers Financial Statements and, to the knowledge of the Sellers, generally have the right to use all other property and assets as to which they do not have title but which are currently being used in the conduct of each Seller's business, except any rights of use the loss of which would not have a Material Adverse Effect.

     (t) Insurance. The Sellers Disclosure Schedule lists all material insurance policies covering the Sellers Assets, the Sellers Evaluated Properties, employees and operations of the Sellers and their respective Subsidiaries as of the date hereof (other than insurance owned or held by operators for those Sellers Assets or Sellers Evaluated Properties where a party other than a Seller or one of its Subsidiaries is the operator). Such policies are in full force and effect, there are no defaults thereunder. Except for claims previously made, to the knowledge of either Seller or its respective Subsidiaries, there is no basis for any action or claim nor any facts which would reasonably be anticipated to give rise to such action or claim. To the knowledge of either Seller or its respective Subsidiaries, there does not exist any event that, with the giving of notice or the lapse of time or both, would constitute such a default. Neither Seller nor any of its respective Subsidiaries is a co-insurer under any such policies of insurance except to the extent of the amount of the deductible, self-retention or similar amounts applicable to such policies.

     (u) Allowable Production Quotas. To the knowledge of either Seller, no production from any of the Sellers Evaluated Properties prior to the date hereof was in excess of allowable production quotas allowed or permitted by any governmental body having jurisdiction thereover so as to subject any production from such Sellers Evaluated Property on or after the date hereof to restrictions or penalties except as will not have a Material Adverse Effect.

     (v) Gas Payments; Balancing. (i) There are no material claims asserted or material disputes evidenced in writing under any contract to which either Seller or any Subsidiary thereof is a party regarding payments for natural gas not taken pursuant to any "take or pay" or similar arrangement; (ii) the Sellers and their respective Subsidiaries have not received any material quantity of natural gas or liquids to be paid for thereafter other than in the normal cycle of billing or received prepayments, advance payments or loans which will require a Seller or any of its respective Subsidiaries to perform services or deliver hydrocarbons under such contracts on or after the Closing Date without being currently paid therefor; (iii) no sales contract obligates either Seller or any Subsidiary thereof to deliver specific minimum volumes of gas; (iv) no contract obligates either Seller or any Subsidiary thereof to sell gas at prices substantially lower than the prevailing market prices or to purchase gas at prices substantially higher than prevailing market prices; (v) the Sellers and their respective Subsidiaries have made or will, prior to the Closing Date, make all payments due to producers or others for all gas and liquids delivered into any of their respective plants for which payment for same is due prior to the Closing Date, including, without limitation, all payments due for the purchase of gas and liquids under any contract; (vi) to the knowledge of either Seller or any of its respective Subsidiaries, all gas delivered into any of the plants has been purchased, and all residue gas from the plants has been sold, in compliance with the Natural Gas Policy Act of 1978, all orders, rules and regulations of the Federal Energy Regulatory Commission and all other applicable laws, orders, rules and regulations; (vii) to the knowledge of either Seller or any of its respective Subsidiaries, there exists no material claim or dispute with respect to the purchase, or the failure to purchase, or pay for whether or not purchased, gas under any gas purchase contracts to which either Seller or any Subsidiary thereof is a party or the applicable price to be paid for gas delivered, or residue gas or liquids or products sold from the plants; and (viii) none of the Sellers Evaluated Properties or the Sellers Assets is subject to requirements to make Btu adjustments or affect gas or liquids balancing in favor of third parties which would result in either Seller or any Subsidiary thereof being required to deliver material volumes of gas or liquids after the Closing Date or otherwise to compensate a third party for gas or liquids receipts into, or deliveries from, the plants which occurred prior to the Closing Date. The Sellers Disclosure Schedule sets forth an estimate of the amount of any net imbalances and is within ten percent (10%) of the actual amount.

     (w) No Prepayments Made or Refunds Owed. Sellers and their respective Subsidiaries have not received any prepayment, advance payment, deposits or similar payments, and have no refund obligation, other than obligations in the aggregate of less than $250,000 incurred in the Ordinary Course of Business, with respect to any gas or products purchased, sold, gathered, processed or marketed through their plants. The Sellers and their respective Subsidiaries have not received any compensation for gathering or processing services relating to the plants which would be subject to any refund or create any repayment obligation, other than obligations of less than $250,000 incurred in the Ordinary Course of Business, either by or to the Sellers and their respective Subsidiaries, and the Sellers and their respective Subsidiaries are not aware of any basis for a claim that a refund is due.

     (x) Drilling Obligations. The Sellers and their respective Subsidiaries do not have any material drilling obligations or other development commitments that are not terminable at will by the Seller or the Subsidiary party thereto without penalty, other than commitments and obligations that arose in the Ordinary Course of Business where the sole consequence to the Seller or the Subsidiary party thereto for a failure to participate is to suffer a "non-consent" penalty or forfeit an interest in the undeveloped lands subject to the commitment or obligation.

     (y) Development Operations. To the knowledge of either Seller or its respective Subsidiaries, there are in existence no facts or circumstances that should reasonably cause a Seller or a Subsidiary to conclude that any development operations on the Sellers Evaluated Properties that are contemplated by the Sellers Reserve Report will not be permitted under applicable laws and governmental rules and regulations or that any third party may have a reasonable basis to cause any court or governmental agency with jurisdiction over such operations to cause the suspension or termination of such operations.

     (z) Regulatory Authority. As of the date hereof, neither Seller nor any of its respective Subsidiaries is subject to regulation as (a) a "holding company," an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company" or a "public utility," as each of such terms is defined in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder; (b) a gas utility or utility under applicable state law; and (c) an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     (aa) Full Disclosure. To the knowledge of either Seller, the representations, warranties or other statements by the Sellers in this Agreement or in the Sellers Disclosure Schedule or Exhibits hereto or any documents distributed generally to the Edisto Stockholders or the Convest Stockholders, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading. There is, to the knowledge of either Seller, no fact pertaining

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

particularly to Sellers Evaluated Properties or the Sellers Assets (as opposed to public information concerning general industry or economic conditions or governmental policies) which has a Material Adverse Effect on or in the future would be reasonably expected to have a Material Adverse Effect on the Sellers Evaluated Properties or the Sellers Assets or the ownership, operation or maintenance of any of the Sellers Evaluated Properties or the Sellers Assets that has not been disclosed to the Purchaser.

     (bb) Certain Agreements. There are no contracts, agreements, arrangements or understandings to which either Seller or any of their Subsidiaries is a party which create, govern or purport to govern the right of another party (other than Purchasers) to acquire either Seller or any of their Subsidiaries.

     (cc) Shareholders Agreement. Set forth on the Form 10-K/A of each Seller, as filed with the SEC on April 30, 1997, is a list of the officers, directors and owners of 5% or more of the capital stock of the respective Sellers. Edisto has obtained from The TCW Group, Inc. and its affiliates and delivered to Parent
(i) a written agreement (a "Shareholders Agreement") to the effect that such person will vote shares of Edisto Common Stock and Convest Common Stock beneficially owned by such person in favor of the Mergers, and (ii) an Affiliate Agreement.

     (dd) Brokers and Finders. Except for the fees and expenses payable to Petrie Parkman and Rauscher Pierce, which fees are reflected in their agreements with Sellers (a copy of which has been delivered to the Parent), Sellers have not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of either Seller to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. Except for the fees and expenses paid or payable to Petrie Parkman and to Rauscher Pierce, there is no claim for payment by either Seller of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

     (ee) Opinion of Financial Advisor. The financial advisor of Edisto, Rauscher Pierce, has rendered a written opinion to the Board of Directors of Edisto to the effect that the Merger 1 Consideration is fair from a financial point of view to the Edisto Stockholders. The financial advisor of Convest, Petrie Parkman, has rendered a written opinion to the Board of Directors of Convest to the effect that the Merger 2 Consideration is fair from a financial point of view to the Convest Stockholders.

     (ff) Edisto Cash Balance. As of the date of this Agreement and as of the Closing Date, Edisto will have at least $68.0 million in cash on hand (the "Edisto Cash Balance"); provided, however, that (i) the Edisto Cash Balance may be reduced by an amount not to exceed an aggregate of $1,500,000 in order to effect the redemption or cancellation of any Edisto Option prior to Merger 1 in accordance with the terms of Section 4(c)(i), and (ii) Edisto and Convest may collectively expend an amount not to exceed an aggregate of $2,300,000 in order to effect the severance payments set forth in Section 5(n)(iii) of the Sellers Disclosure Schedule. The Edisto Cash Balance is not, and at the Closing Date will not be, subject to any pledge, encumbrance, lien or other limitation prohibiting its free use or distribution by Edisto or its successors.

     (gg) Affiliate Transactions. To Sellers knowledge there are no transactions between (i) the Sellers or any of their Subsidiaries and (ii) any of their Affiliates, which are required to be disclosed in the Sellers SEC Reports which are not disclosed.

     (hh) WARN. Sellers Disclosure Schedule sets forth the total number of employees of the Sellers and their Subsidiaries and independent contractors as determined in accordance with WARN or any similar applicable law. The obligations of Sellers and their Subsidiaries under this Agreement, including, without limitation, Section 8(d), will not give rise to any notice requirement or payment obligation or liability under WARN on the part of Sellers or Purchasers or their respective Subsidiaries.

     (ii) Cumulative Representations. To the extent the representations and warranties of Sellers set forth herein are modified by the terms Material Adverse Change or Material Adverse Effect or similar terms, the effect of the occurrence of all such effects or changes would not in the aggregate cause a Material Adverse Change or Material Adverse Effect on Sellers and their respective Subsidiaries taken as a whole.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF PURCHASERS.

     Except for those matters included in the Purchasers Disclosure Schedule, which inclusion will not be deemed an admission by Purchasers that any such matter is material or has or would have a Material Adverse Effect or represents a Material Adverse Change, each Purchaser represents and warrants to the Sellers as follows:

     (a) Organization, Qualification, and Corporate Power. Each of the Purchasers is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Purchasers is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except for failures that would not have a Material Adverse Effect, and has not received notice of an audit from any state taxation authority.

     (b) Capitalization. The entire authorized capital stock of Parent consisted of 50,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, of which 22,673,749 shares of Parent Common Stock and no shares of preferred stock were issued and outstanding as of May 31, 1997. The shares of Parent Common Stock to be issued pursuant to this Agreement will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

     (c) Authorization of Transaction. Each Purchaser has corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of the Purchasers are necessary to authorize this Agreement or to consummate the transactions so contemplated. The Parent, as sole shareholder of Edisto, will take the necessary action to effect the Dissolution immediately following the Merger 1 Effective Time. This Agreement has been duly executed and delivered on behalf of each Purchaser and constitutes the valid and legally binding obligation of each Purchaser, enforceable against each Purchaser in accordance with its terms and conditions, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (d) Non-Contravention. Except as disclosed in the Purchasers Disclosure Schedule, the execution and delivery of this Agreement by each Purchaser do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge, encumbrance or preferential right to purchase upon any of the properties or assets of either Purchaser under any of the terms, conditions or provisions of
(i) the respective charters or by-laws of either Purchaser, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to either Purchaser or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which either Purchaser is now a party or by which either Purchaser or any of their respective properties or assets may be bound or affected. Except as disclosed in the Purchasers Disclosure Schedule, the consummation by the Purchasers of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens or preferential right to purchase under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence. Excluded from the foregoing sentences of this paragraph (d), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (d), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a Material Adverse Effect.

     (e) Approvals. Except for (i) the filing of the Joint Proxy Statements/Prospectus with the SEC pursuant to the Exchange Act and the Securities Act, and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, and (ii) the making of the Merger Filings with the Secretaries of State of the States of Delaware and Texas in connection with the Mergers (the filings and approvals referred to in clauses (i) and (ii) are collectively referred to as the "Purchasers Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by either Purchaser or the consummation by either Purchaser of the transactions contemplated hereby, including pursuant to the HSR Act, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a Material Adverse Effect.

     (f) Reports and Financial Statements. Since August 2, 1995, Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder (collectively the "Parent SEC Reports"), all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in such reports (collectively, the "Parent Financial Statements") have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of each Seller and their respective Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     (g) Absence of Undisclosed Liabilities. Except as disclosed in the Parent SEC Reports or the Purchasers Disclosure Schedule, neither Purchaser had at December 31, 1996, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies which (i) are accrued or reserved against in the Purchasers Financial Statements or reflected in the notes thereto, (ii) would not, in the aggregate, have a Material Adverse Effect,
(iii) have been discharged or paid in full prior to the date hereof, or (iv) are of a nature not required to be reflected in the consolidated financial statements of Parent prepared in accordance with GAAP consistently applied and which were incurred in the Ordinary Course of Business.

     (h) Absence of Certain Changes or Events. Since the date of the most recent Parent SEC Report that contains consolidated financial statements, there has not been any Material Adverse Change.

     (i) Litigation. Except as disclosed in the Parent SEC Reports or in the Purchasers Disclosure Schedule, there are no claims, suits, actions or proceedings pending or, to the knowledge of either Purchaser, threatened against, relating to or affecting either Purchaser, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of any of the Mergers or which if decided adversely to such Purchaser could, either alone or in the aggregate with all such claims, actions or proceedings, have a Material Adverse Effect. Except as set forth in the Parent SEC Reports, neither Purchaser is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or which if decided adversely to such Purchaser could, either individually or in the aggregate, have a Material Adverse Effect.

     (j) Registration Statement and Proxy Statements. None of the information to be supplied by either Purchaser for inclusion in (a) the Registration Statement or (b) the Proxy Statements will, in the case of the Proxy Statements or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statements and any amendments or supplements thereto, and at the time of any action by the stockholders of the respective Sellers in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such action by the stockholders of the respective Sellers, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statements/Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by either Purchaser with respect to information supplied by any Seller or the stockholders of any Seller for inclusion therein.

     (k) No Violation of Law. Except as disclosed in the Parent SEC Reports or in the Purchasers Disclosure Schedule, neither Purchaser is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not have a Material Adverse Effect. Except as disclosed in the Parent SEC Reports or in the Purchasers Disclosure Schedule, as of the date of this Agreement, to the knowledge of either Purchaser, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, either individually or in the aggregate, will not have a Material Adverse Effect. Each Purchaser has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its businesses as presently conducted (collectively, the "Purchasers Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a Material Adverse Effect. Each Purchaser is not in violation of the terms of any Purchasers Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a Material Adverse Effect.

     (l) Compliance with Agreements. Except as disclosed in the Parent SEC Reports, neither Purchaser is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under (i) the respective charter, by-laws or other similar organizational instruments of either Purchaser or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which either Purchaser is a party or by which any of them is bound or to which any of their property is subject, other than, in the case of clause (ii) of this paragraph (l), breaches, violations and defaults which would not have, either individually or in the aggregate, a Material Adverse Effect.

     (m) Taxes. Each Purchaser has (A) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them for all periods ending on or prior to the Merger 1 Effective Time, other than those Tax Returns the failure of which to file would not, either individually or in the aggregate, have a Material Adverse Effect, and such Tax Returns are true, correct and complete in all material respects and (B) duly paid in full or made adequate provision for the payment of all Taxes for all past and current periods, except for those Taxes, the failure to have paid would not, either individually or in the aggregate, have a Material Adverse Effect. The liabilities and reserves for Taxes reflected in Parent's balance sheet included in the latest Parent SEC Reports are adequate to cover all Taxes for all periods ending at or prior to the date of such balance sheet and there is no liability for Taxes for any period beginning after such date other than Taxes arising in the Ordinary Course of Business. There are no material liens for Taxes upon any property or assets of either Purchaser, except for liens for Taxes not yet due. Except as set forth on the Purchasers Disclosure Schedule, neither Purchaser nor its respective Subsidiaries has received notice of an audit from any taxation authority which could reasonably be expected to have a Material Adverse Change. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of either Purchaser which, if decided adversely, singly or in the aggregate, would have a Material Adverse Effect. Neither Purchaser has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither Purchaser is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly owned corporate Subsidiary of such Purchaser other than agreements the consequences of which are fully and adequately reserved for in the Parent Financial Statements. Neither Purchaser has, with regard to

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

any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

     (n) Employee Benefit Plans; ERISA.

          (i) Except as disclosed in the Parent SEC Reports or Purchasers Disclosure Schedule, at the date hereof, Purchasers do not maintain or contribute to or have any obligation or liability to or with respect to any material employee benefit plans, including employee benefit plans within the meaning set forth in Section 3(3) of ERISA, programs, arrangements, practices or other similar material arrangements for the provision of benefits (such plans, programs, arrangements or practices of Purchasers being referred to as the "Purchasers Plans"), but excluding any "Multiemployer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code. The Purchasers Disclosure Schedule lists all Multiemployer Plans to which any of them makes contributions or has any obligation or liability to make contributions. Neither Purchaser maintains or has any liability with respect to any Multiple Employer Plan, which, individually or in the aggregate, could have a Material Adverse Effect. Neither Purchaser has any obligation to create or contribute to any additional such plan, program, arrangement or practice or to amend any such plan, program, arrangement or practice so as to increase benefits or contributions thereunder, except as required under the terms of the Purchasers Plans, under existing collective bargaining agreements or to comply with applicable law.

          (ii) Except as disclosed in the Parent SEC Reports or Purchasers Disclosure Schedule, (A) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code with respect to any of the Purchasers Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a Material Adverse Effect, (B) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Purchasers Plans, (C) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Purchasers Plans subject to Title IV of ERISA other than in a "standard termination" described in
     Section 4041(b) of ERISA, (D) none of the Purchasers Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Purchasers Plans ended prior to the date of this Agreement, (E) the current present value of all projected benefit obligations under each of the Purchasers Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Parent SEC Reports as of March 31, 1997, based upon reasonable actuarial assumptions currently utilized for such Purchasers Plan, (F) each of the Purchasers Plans has been operated and administered in all material respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (G) each of the Purchasers Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Purchasers Plans, and the period for making any such necessary retroactive amendments has not expired, (H) with respect to Multi-employer Plans, neither Purchaser has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the best knowledge of each Purchaser, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (I) to the best knowledge of each Purchaser, there are no material pending, threatened or anticipated claims involving any of the Purchasers Plans other than claims for benefits in the ordinary course, (J) each Seller and its Subsidiaries have no current material liability under Title IV of ERISA, and Purchasers do not reasonably anticipate that any such liability will be asserted against either Purchaser, and (K) no act, omission or transaction (individually or in the aggregate) has occurred with respect to any Purchasers Plan that has resulted or could result in any material liability (direct or indirect) of either Purchaser under Sections 409 or 502(c)(i) or (l) of ERISA or Chapter 43 of Subtitle

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

     (A) of the Code. None of the Purchasers Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code) or is required to provide security to a Purchasers Plan pursuant to
     Section 401(a)(29) of the Code. Each Purchasers Plan can be unilaterally terminated by a Purchaser at any time without material liability, other than for amounts previously reflected in the financial statements (or notes thereto) included in the Parent SEC Reports.

          (iii) The Parent SEC Reports or the Purchasers Disclosure Schedule contain a true and complete summary or list of or otherwise describe all employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with directors, executive officers or employees.

     (o) Labor Controversies. Except as disclosed in the Parent SEC Reports or the Purchasers Disclosure Schedule, (i) there are no significant controversies pending or, to the knowledge of either Purchaser, threatened between either Purchaser and any representatives of any of their employees and (ii) to the knowledge of either Purchaser, there are no material organizational efforts presently being made involving any of the presently unorganized employees of either Purchaser except for such controversies and organizational efforts which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

     (p) Environmental Matters. Except as disclosed in the Parent SEC Reports or in the Purchasers Disclosure Schedule, (A) each Purchaser has conducted its respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (B) none of the properties owned by Purchasers contain any Hazardous Substance as a result of any activity of either Purchaser in amounts exceeding the levels permitted by applicable Environmental Laws, (C) neither Purchaser has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that either Purchaser may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (D) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against either Purchaser relating to any violation, or alleged violation, of any Environmental Law, (E) no reports have been filed, or are required to be filed, by either Purchaser concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (F) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by either Purchaser as a result of any activity of either Purchaser during the time such properties were owned, leased or operated by either Purchaser, (G) there have been no environmental investigations, studies, audits, tests, reviews by or which are in the possession of either Purchaser relating to the activities of a Purchaser which have not been delivered to Sellers prior to the date hereof, (H) there are no underground storage tanks on, in or under any properties owned by either Purchaser and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by either Purchaser, (I) there is no asbestos or asbestos containing material present in any of the properties owned by either Purchaser, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by Purchasers, and (J) neither Purchaser nor any of their respective properties are subject to any liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (A) through (J) that, singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     (q) Reserve Report and Exploration Project Information.

          (i) The Purchasers have made available to the Sellers certain reports dated March 3, 1997, prepared by the independent petroleum engineering firm of Netherland, Sewell & Associates, Inc., with respect to onshore properties, and dated February 7, 1997, prepared by the independent petroleum engineering firm of Collarini Engineering Inc., with respect to offshore properties (collectively, the "Purchasers Petroleum Engineers") true and correct copies of which have been previously provided to the Sellers (together, the "Purchasers Reserve Reports"). The Purchasers Reserve Reports are the latest reserve reports available to the Purchasers relating to their and their Subsidiaries reserves of oil and gas. The oil and gas properties evaluated in the Purchasers Reserve Reports are referred to herein as the "Purchasers Evaluated Properties." The Purchasers have provided no materially false or misleading information to and have not withheld any material information from the Purchasers Petroleum Engineers, with respect to the preparation of the Purchasers Reserve Reports.

          (ii) Except as set forth on the Purchasers Disclosure Schedule, the Purchasers are not aware of any facts or circumstances that should reasonably cause the Purchasers to conclude that any of the information that was supplied by the Purchasers to the Purchasers Petroleum Engineers, in connection with their preparation of the Purchasers Reserve Reports is not currently correct in all material respects (other than normal depletion by production in the ordinary course), and to the Purchasers' knowledge the information utilized in preparing the Reserve Reports is correct in all material respects.

          (iii) The Purchasers have made available to Sellers certain information (the "Purchasers Project Information") with respect to certain exploration projects in which the Purchasers are currently engaged (the "Purchasers Projects"), which information and Purchasers Projects are set forth on the Purchasers Disclosure Schedule. The Purchasers Project Information provided by the Purchasers does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading.

     (r) Title.

          (i) The leasehold, royalty, mineral and similar interests owned by the Purchasers and their respective Subsidiaries entitle them to receive not less than the interest set forth in the Purchasers Reserve Reports as the Net Revenue Interest from all oil and gas and associated minerals produced, saved and marketed in respect of each Purchasers Evaluated Property listed in the Purchasers Reserve Reports, and obligate it to bear costs and expenses relating to the maintenance and development of, and the operations with respect to, each such Purchasers Evaluated Property in an amount not greater than the Working Interest set forth in the Purchasers Reserve Reports (unless there is a corresponding increase in the Net Revenue Interest), except for such deficiencies which, individually or in the aggregate, would not have a Material Adverse Effect. Except as noted in the Purchasers Reserve Reports, the Net Revenue Interest and the Working Interest with respect to each such Purchasers Evaluated Property are not subject to change or adjustment upon the occurrence of payout or any similar or other event.

          (ii) The Purchasers have, and on the Closing Date will have, good and valid title to all of their leasehold, royalty, mineral and similar interests in the Purchasers Evaluated Properties, other than the properties disposed of since the date hereof, free and clear of all encumbrances and title defects except for (A) the encumbrances and title defects specifically described in the Parent Financial Statements or Purchasers Disclosure Schedule, (B) statutory liens not yet delinquent, (C) imperfections of title, easements, liens (including operator's liens) and encumbrances, the character, amount or extent of which, individually or in the aggregate, would not have a Material Adverse Effect, (D) contracts and agreements for the sale of oil and gas entered into in the Ordinary Course of Business, (E) lessor's royalties, overriding royalties, and division orders, reversionary interests and similar burdens and all existing operating agreements and unit agreements, if the net cumulative effect of the same does not operate to reduce the Net Revenue Interests of the Purchasers Evaluated Properties to less than the Net Revenue Interests set forth in Purchasers Reserve Report or increase the Working Interests of the Purchasers Evaluated Properties to more than the Working Interests set forth in the Purchasers Reserve Report (unless there is a corresponding increase in the Net Revenue Interests); (F) any and all federal and state regulatory orders and rules to which the Purchasers Evaluated Properties are presently subject; (G) preferential rights to purchase and required third-party consents to assignments and similar agreements; (H) liens for Taxes not due or not delinquent at the time of Closing or the validity of which are being contested in good faith by appropriate actions; (I) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil, gas and mineral leases or interests therein if the same are customarily obtained after such sale or conveyance;

     (J) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Purchasers Evaluated Properties; (K) liens of operators relating to obligations not yet due or not delinquent; and (L) title deficiencies commonly encountered in the oil and gas business which would not be considered material by a reasonable and prudent person engaged in the business of the ownership, development and operating of oil and gas properties with knowledge of all the facts and appreciation of their legal significance.

          (iii) Except where the failure would not have a Material Adverse Effect, (A) neither Purchaser is dependent with respect to the Purchasers Evaluated Properties on the right to use the properties of others, except under valid and enforceable leases, contracts, pooling or unitization agreements, rights or other arrangements, (B) the Purchasers own, or have the right to use under valid and enforceable leases, contracts, rights or other arrangements, all gas processing facilities necessary for the current operations of the Purchasers, (C) all buildings, machinery and equipment currently used in the operations related to the Purchasers Evaluated Properties are adequate for their normal operation consistent with industry practice, are in good working order and substantially conform with all applicable Environmental Laws and (D) to the knowledge of either Purchaser there is no pending or threatened condemnation or expropriation of any part of the Purchasers Evaluated Properties.

          (iv) Except where the failure would not have a Material Adverse Effect, the Purchasers Evaluated Properties are being developed, operated and maintained in compliance in all material respects with all leases, contracts and commitments to which either Purchaser is a party or by which either Purchaser or any of the Purchasers Evaluated Properties is bound.

          (v) The Purchasers have good and valid title to all the properties and assets of every kind, character and description (real, personal or mixed, tangible and intangible), including, without limitation, all parcels of real property, pipelines, rights-of-way and easements and other incidental rights and permits, but excluding the Purchasers Evaluated Properties, reflected in the Parent Financial Statements or which would have been reflected in the Parent Financial Statements if acquired prior to March 31, 1997, (the "Purchasers Assets") free and clear of all encumbrances of any nature except for (A) the encumbrances and title defects specifically described in the Purchasers Disclosure Schedule; (B) mortgages and encumbrances which secure indebtedness or obligations which are properly reflected in the Parent Financial Statements; (C) liens for Taxes not yet payable or any Taxes being contested in good faith; (D) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (E) such imperfections of title and encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect;
     (F) any and all federal and state regulatory orders and rules to which the Purchasers Assets are presently subject; (G) preferential rights to purchase and required third-party consents to assignments and similar agreements; (H) statutory liens not yet delinquent; (I) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil, gas and mineral leases or interests therein if the same are customarily obtained after such sale or conveyance; (J) easements, rights-of-way, servitude, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Purchasers Assets; (K) liens of operators relating to obligations not yet due or not delinquent; and (L) title deficiencies commonly encountered in the oil and gas business which will not have a Material Adverse Effect. The Purchasers have valid leasehold interests in all leases reflected as capital leases in the Parent Financial Statements and, to the knowledge of the Purchasers, generally have the right to use all other property and assets as to which they do not have title but which are currently being used in the conduct of the Purchasers' business, except any rights of use the loss of which would not have a Material Adverse Effect.

     (s) Insurance. The Purchasers Disclosure Schedule lists all material insurance policies covering the Purchasers Assets, the Purchasers Evaluated Properties, employees and operations of the Purchasers as of the

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date hereof (other than insurance owned or held by operators for those
Purchasers Assets or Purchasers Evaluated Properties where a party other than a Purchaser is the operator). Such policies are in full force and effect, there are no defaults thereunder. Except for claims previously made, to the knowledge of either Purchaser there is no basis for any action or claim nor any facts which would reasonably be anticipated to give rise to such action or claim. To the knowledge of either Purchaser, there does not exist any event that, with the giving of notice or the lapse of time or both, would constitute such a default. Neither Purchaser is a co-insurer under any such policies of insurance except to the extent of the amount of the deductible, self-retention or similar amounts applicable to such policies.

     (t) Allowable Production Quotas. To the knowledge of either Purchaser, no production from any of the Purchasers Evaluated Properties prior to the date hereof was in excess of allowable production quotas allowed or permitted by any governmental body having jurisdiction thereover so as to subject any production from such Purchasers Evaluated Property on or after the date hereof to restrictions or penalties except as will not have a Material Adverse Effect.

     (u) Gas Payments; Balancing. (i) There are no material claims asserted or material disputes evidenced in writing under any contract to which either Purchaser is a party regarding payments for natural gas not taken pursuant to any "take or pay" or similar arrangement; (ii) the Purchasers have not received any material quantity of natural gas or liquids to be paid for thereafter other than in the normal cycle of billing or received prepayments, advance payments or loans which will require a Purchaser to perform services or deliver hydrocarbons under such contracts on or after the Closing Date without being currently paid therefor; (iii) no sales contract obligates either Purchaser to deliver specific minimum volumes of gas; (iv) no contract obligates either Purchaser to sell gas at prices substantially lower than the prevailing market prices or to purchase gas at prices substantially higher than prevailing market prices; (v) the Purchasers have made or will, prior to the Closing Date, make all payments due to producers or others for all gas and liquids delivered into any of their respective plants for which payment for same is due prior to the Closing Date, including, without limitation, all payments due for the purchase of gas and liquids under any contract; (vi) to the knowledge of either Purchaser, all gas delivered into any of the plants has been purchased, and all residue gas from the plants has been sold, in compliance with the Natural Gas Policy Act of 1978, all orders, rules and regulations of the Federal Energy Regulatory Commission and all other applicable laws, orders, rules and regulations; (vii) to the knowledge of either Purchaser, there exists no material claim or dispute with respect to the purchase, or the failure to purchase, or pay for whether or not purchased, gas under any gas purchase contracts to which either Purchaser is a party or the applicable price to be paid for gas delivered, or residue gas or liquids or products sold from the plants; and (viii) none of the Purchasers Evaluated Properties or the Purchaser Assets is subject to requirements to make Btu adjustments or affect gas or liquids balancing in favor of third parties which would result in either Purchaser being required to deliver material volumes of gas or liquids after the Closing Date or otherwise to compensate a third party for gas or liquids receipts into, or deliveries from, the plants which occurred prior to the Closing Date. The Purchasers Disclosure Schedule sets forth an estimate of the amount of any material net imbalances and is within ten percent (10%) of the actual amount.

     (v) No Prepayments Made or Refunds Owed. Purchasers have not received any prepayment, advance payment, deposits or similar payments, and have no refund obligation, other than obligations in the aggregate of less than $500,000 incurred in the Ordinary Course of Business, with respect to any gas or products purchased, sold, gathered, processed or marketed through their plants. The Purchasers have not received any compensation for gathering or processing services relating to the plants which would be subject to any refund or create any repayment obligation, other than obligations of less than $500,000 incurred in the Ordinary Course of Business, either by or to the Purchasers, and the Purchasers are not aware of any basis for a claim that a refund is due.

     (w) Drilling Obligations. The Purchasers do not have any material drilling obligations or other development commitments that are not terminable at will by the Purchaser party thereto without penalty, other than commitments and obligations that arose in the Ordinary Course of Business where the sole consequence to the Purchaser party thereto for a failure to participate is to suffer a "non-consent" penalty or forfeit an interest in the undeveloped lands subject to the commitment or obligation.

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

     (x) Development Operations. To the knowledge of either Purchaser, there are in existence no facts or circumstances that should reasonably cause a Purchaser to conclude that any development operations on the Purchasers Evaluated Properties that are contemplated by the Purchasers Reserve Report will not be permitted under applicable laws and governmental rules and regulations or that any third party may have a reasonable basis to cause any court or governmental agency with jurisdiction over such operations to cause the suspension or termination of such operations.

     (y) Regulatory Authority. As of the date hereof, neither Purchaser is subject to regulation as (a) a "holding company," an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company" or a "public utility," as each of such terms is defined in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder; (b) a gas utility or utility under applicable state law; and (c) an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     (z) Full Disclosure. To the knowledge of either Purchaser, the representations, warranties or other statements by the Purchasers in this Agreement or in the Purchasers Disclosure Schedule or Exhibits hereto or any documents distributed generally to the Edisto Stockholders or the Convest Stockholders, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading. There is, to the knowledge of either Purchaser, no fact pertaining particularly to Purchasers Evaluated Properties or the Purchasers Assets (as opposed to public information concerning general industry or economic conditions or governmental policies) which has a Material Adverse Effect on or in the future would be reasonably expected to have a Material Adverse Effect on the Purchasers Evaluated Properties or the Purchasers Assets or the ownership, operation or maintenance of any of the Purchasers Evaluated Properties or the Purchasers Assets that has not been disclosed to the Sellers.

     (aa) Affiliate Transactions. To Purchasers knowledge there are no transactions between (i) the Purchasers or any of their Subsidiaries and (ii) any of their Affiliates which are required to be disclosed in the Parent SEC Reports which are not disclosed.

     (bb) Cumulative Representations. To the extent the representations and warranties of Purchasers set forth herein are modified by the terms Material Adverse Change or Material Adverse Effect or similar terms, the effect of the occurrence of all such effects or changes would not in the aggregate cause a Material Adverse Change or Material Adverse Effect on the Purchasers and their respective Subsidiaries taken as a whole.

SECTION 7. CONDUCT OF BUSINESS PENDING THE MERGERS.

     (a) Conduct of Business by the Sellers Pending the Mergers. Except as otherwise contemplated by this Agreement or disclosed in the Sellers Disclosure Schedule, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Parent shall otherwise agree in writing, each Seller shall, and shall cause its Subsidiaries to:

          (i) conduct their respective businesses in the Ordinary Course of Business;

          (ii) not (A) amend or propose to amend their respective charter or by-laws, (B) split, combine or reclassify their outstanding capital stock or (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly owned Subsidiary;

          (iii) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that a Seller may issue shares upon conversion of convertible securities and exercise of options and warrants outstanding on the date hereof;

          (iv) not (A) incur or become contingently liable with respect to any indebtedness for borrowed money other than (x) borrowings in the Ordinary Course of Business or (y) borrowings to refinance

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

     existing indebtedness on terms which are reasonably acceptable to Parent,
     (B) except as contemplated by Section 4(c) hereof, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (C) take or fail to take any action which action or failure to take action would cause either Seller or its stockholders (except to the extent that any stockholders receive cash) to recognize gain or loss for federal income tax purposes as a result of the consummation of Merger 2 or would otherwise cause Merger 2 not to qualify as a reorganization under Section 368 of the Code, (D) make any acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business, (E) sell, pledge, dispose of or encumber any assets or businesses without the approval of Parent or (F) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (v) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

          (vi) subject to restrictions imposed by applicable law, confer on a regular and frequent basis with one or more representatives of Parent to report operational matters of materiality and the general status of ongoing operations;

          (vii) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or employees;

          (viii) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law;

          (ix) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice;

          (x) not make, change or revoke any material Tax election or make any material agreement or settlement regarding Taxes with any taxing authority;

          (xi) not change any method of accounting or accounting practice, except for any such change required by GAAP; and

          (xii) not enter into any future, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including hydrocarbons, or securities, other than such as are entered into in the Ordinary Course of Business solely for the purpose of terminating an existing hedge.

     (b) Control of the Sellers' Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the operations of Edisto or Convest or their respective Subsidiaries prior to the Merger 1 Effective Time or the Merger 2 Effective Time, respectively. Prior to such Effective Times, the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.

     (c) Acquisition Transactions.

          (i) After the date hereof and prior to the Merger 2 Effective Time or earlier termination of this Agreement, the Sellers shall not, and shall not permit any of their Subsidiaries to, initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and the Sellers shall, and shall cause each of their Subsidiaries to, cause any officer, director or employee of, or any attorney, accountant,

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

     investment banker, financial advisor or other agent retained by them, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties of either Seller or any of their Subsidiaries or any capital stock of either Seller or any of their Subsidiaries, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as an "Acquisition Transaction").

          (ii) Notwithstanding the provisions of subsection (i) above, (A) either Seller may, in response to an unsolicited written proposal or unsolicited written indication of interest with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal"), furnish (subject to the execution of a confidentiality agreement and standstill agreement in substantially the form executed by Parent) confidential or non-public information to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") and negotiate with such Potential Acquirer if the Board of Directors of such Seller after consulting with its outside legal counsel, determines in good faith that the failure to provide such confidential or non-public information to or negotiate with such Potential Acquirer would constitute a breach of its fiduciary duty to its stockholders and (B) such Seller's Board of Directors may take and disclose to its stockholders a position contemplated by Rule 14e-2 under the Exchange Act. It is understood and agreed that negotiations conducted in accordance with this subsection (ii) shall not constitute a violation of subsection (i) of this Section 7(c).

          (iii) The Sellers shall immediately notify Parent after receipt of any Acquisition Proposal or any request for nonpublic information relating to a Seller or its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of a Seller or any Subsidiary by any person or entity that informs the Board of Directors of a Seller or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Seller shall immediately provide Parent a copy of all information provided to a third party.

          (iv) Each Party (i) acknowledges that a breach of any of its covenants contained in this Section 7(c) will result in irreparable harm to the other Party which will not be compensable in money damages, and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to the other Party for a breach of such covenant. In any event, if a Seller enters into an Acquisition Transaction, it will immediately pay to Parent the sums described in Section 10(b) below.

     (d) Subsidiaries. Each Seller will, following direction from Parent, dissolve all inactive Subsidiaries (other than MINT Holding Company) prior to Merger 1. Prior to Merger 1, Sellers will cause the merger of Edisto Exploration & Production Company ("Edisto E&P") into Convest.

SECTION 8. ADDITIONAL AGREEMENTS.

     (a) Access to Information.

          (i) The Sellers and their Subsidiaries shall afford to Purchasers and their respective accountants, counsel, financial advisors and other representatives (the "Parent Representatives") and Parent and its Subsidiaries shall afford to the Sellers and their accountants, counsel, financial advisors and other representatives (the "Seller Representatives") full access during normal business hours throughout the period prior to the Merger 1 Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another (A) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement and (B) such other information concerning their respective businesses, properties and personnel as a Purchaser or Seller, as the case may be, shall reasonably request; provided, however, that no investigation pursuant to this Section 8(a) shall amend or modify any representations or warranties made herein or the conditions to

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

     the obligations of the respective parties to consummate the Mergers. Parent and its Subsidiaries shall hold and shall use their reasonable best efforts to cause the Parent Representatives to hold, and the Sellers and their Subsidiaries shall hold and shall use their reasonable best efforts to cause the Seller Representatives to hold, in strict confidence all non-public documents and information furnished to a Purchaser or Seller, as the case may be, in connection with the transactions contemplated by this Agreement, except that (x) a Purchaser or Seller may disclose such information as may be necessary in connection with seeking the Purchasers Required Statutory Approvals, the Sellers Required Statutory Approvals and the Requisite Stockholder Approvals and (y) a Purchaser or Seller may disclose any information that it is required by law or judicial or administrative order to disclose.

          (ii) In the event that this Agreement is terminated in accordance with its terms, each Party shall promptly redeliver to the other all non-public written material provided pursuant to this Section 8(a) and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by a Purchaser or Seller based on the information in such material shall be destroyed (and Parent and the Sellers shall use their respective reasonable best efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

          (iii) The Sellers shall promptly advise Parent and Parent shall promptly advise the Sellers in writing of any change or the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, either individually or in the aggregate, any Material Adverse Effect.

     (b) Registration Statement and Proxy Statements. Parent and the Sellers shall file with the SEC as soon as is reasonably practicable after the date hereof the Joint Proxy Statements/Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action reasonably required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant hereto. Parent and the Sellers shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence. The information provided and to be provided by Parent and the Sellers, respectively, for use in the Joint Proxy Statements/Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (c) Stockholders' Approvals. Each Seller shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders or by written consent and shall use its best efforts to obtain the Requisite Stockholder Approvals and adoption of this Agreement and the transactions contemplated hereby. Such meeting of stockholders shall be held or written consent effected as soon as practicable following the date upon which the Registration Statement becomes effective. The Sellers shall, through their respective Boards of Directors, recommend to their stockholders approval of the transactions contemplated by this Agreement. Each Seller (i) acknowledges that a breach of its covenant contained in this Section 8(c) to convene a meeting of its stockholders and call for a vote thereat with respect to the approval of this Agreement and the Mergers will result in irreparable harm to Parent which will not be compensable in money damages and
(ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to Parent for a breach of such covenant.

     (d) Employee Matters.

          (i) Not less than five business days prior to the Closing Date each Seller and their Subsidiaries shall provide Parent a current list of their respective officers, directors and employees. Except as otherwise designated by Parent, at least five business days prior to the Closing, each Seller and their Subsidiaries shall obtain the resignation or shall terminate each of their respective officers, directors and employees effective not later than the Merger 2 Effective Time. At or immediately prior to Closing, the Sellers shall

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

     pay any severance pay, stay bonuses or similar payments required to be paid pursuant to the terms of the agreements described on Section 5(n)(iii) of the Sellers Disclosure Schedule. Without limiting the foregoing, this provision will cause a termination of Michael Y. McGovern under the employment agreement between him and Edisto, a copy of which has been previously provided to the Purchasers.

          (ii) Parent agrees that, following the Merger 2 Effective Time, it will provide continuation coverage, as required by the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), to be given to any employee of Sellers or their respective Subsidiaries whose employment has been or will be terminated. The parties understand that COBRA may require that such continuation coverage be provided for a period of up to thirty-six months as provided in Section 4980B of the Code at the qualified beneficiary's expense.

          (iii) Prior to the Merger 1 Effective Time, Edisto and Convest shall have taken all steps, subject to Parent's approval, necessary or appropriate so that the Convest Savings and Investment Plan and Trust, the Edisto Savings and Investment Plan and Trust and any other Sellers Plan that is or is intended to be a "qualified" plan under Section 401(a) of the Code shall have been terminated.

     (e) Quotation. Parent shall use its reasonable best efforts to effect, at or before the Merger 1 Effective Time, authorization for listing on the NYSE or such other exchange on which Parent Common Stock is then primarily traded, upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Mergers.

     (f) Agreement to Cooperate.

          (i) Subject to the terms and conditions herein provided and subject to the fiduciary duties of the respective boards of directors of the Parent and the Sellers, each of the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of the Sellers and their respective Subsidiaries, all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Mergers (and, in such case, to proceed with the Mergers as expeditiously as possible).

          (ii) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, including any Acquisition Transaction, Parent shall have the right, at its own expense, to participate therein, and the Sellers will not settle any such litigation without the consent of Parent, which consent will not be unreasonably withheld.

     (g) Public Statements. The Parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation.

     (h) Notification of Certain Matters. Each of the Purchasers and the Sellers agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (A) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Merger 1 Effective Time and (B) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Paragraph 8(h) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     (i) Corrections to the Joint Proxy Statements/Prospectus and Registration Statement. Prior to the date of approval of the Mergers by the Sellers' respective stockholders, each of the Purchasers and Sellers shall correct promptly any information provided by it to be used specifically in the Joint Proxy Statements/

Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Joint Proxy Statements/Prospectus or the Registration Statement so as to correct the same and to cause the Joint Proxy Statements/Prospectus as so corrected to be disseminated to the stockholders of the Sellers, in each case to the extent required by applicable law.

     (j) Indemnification; Directors' and Officers' Insurance.

          (i) From and after the Merger 1 Effective Time, with respect to Edisto, and the Merger 2 Effective Time, with respect to Convest, Parent agrees that it will indemnify and hold harmless each present and former director and/or officer of a Seller, determined as of such effective time (the "Indemnified Parties"), that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of a Seller or any subsidiary of a Seller prior to such effective time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to such effective time (a "Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after such effective time, to the fullest extent that such Seller would have been permitted under Delaware law, the respective charters or by-laws of such Seller or written indemnification agreements in effect at the date hereof, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit.

          (ii) Any Indemnified Party wishing to claim indemnification under paragraph (i) of this Section 8(j) upon learning of any such Claim, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such Claim (whether arising before or after the Merger 1 Effective Time or the Merger 2 Effective Time, as the case may be), (A) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense, the Indemnified Parties may retain counsel reasonably satisfactory to Parent, and Parent shall pay reasonable fees and expenses of such counsel for the Indemnified Parties; provided, however, that Parent shall be obligated pursuant to this paragraph (ii) to pay for only one firm or counsel for all Indemnified Parties unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (B) the Indemnified Parties will cooperate in the defense of any such matter and (C) Parent shall not be liable for any settlement effected without its prior written consent, which consent will not be unreasonably withheld; and provided, further, however, that Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then Parent and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits, with any respect of "fault" otherwise allocable to a Seller being allocated to Parent.

          (iii) For a period of six years after the Merger 1 Effective Time and the Merger 2 Effective Time, respectively, Purchasers shall maintain the Sellers' existing directors and officers liability insurance or equivalent liability insurance, which will provide coverage for those persons who are directors and officers of the Sellers as of such effective time, so long as the annual premium therefor is not in excess of 150% of the last annual premium paid by the Sellers prior to the date hereof.

          (iv) In lieu of the insurance arrangement referred to in clause (iii) of this Section 8(j), Purchasers may, on or before the Closing, enter into alternative insurance arrangements, providing that such arrangements are approved by each of the Sellers and are no less advantageous to the Indemnified Parties so long as no lapse in coverage occurs as a result of such substitution.

          (v) The obligations of Purchasers under this Section 8(j) are intended to benefit, and be enforceable against Purchasers directly by the Indemnified Parties, and shall be binding on all respective successors of Purchasers.

     (k) Shareholders Agreement; Compliance with the Securities Act. Each Seller shall each use their reasonable best efforts to cause each principal executive officer, each director and each other person who is an Affiliate of either Seller to deliver to Parent on or prior to the Merger 1 Effective Time (i) a written agreement (an "Affiliate Agreement") to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Mergers, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act and
(ii) a Shareholders Agreement. Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements.

     (1) Convest Shares.

          (i) Transfer and Encumbrance. Edisto agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as hereinafter defined) or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (A) such date and time as each of the Mergers shall have become effective in accordance with the terms and provisions of the Merger Agreement, (B) the termination of this Merger Agreement in accordance with its terms.

          (ii) New Shares. Edisto agrees that any shares of capital stock of Convest that Edisto purchases or with respect to which Edisto otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

          (iii) Agreement to Vote Shares. Unless this Merger Agreement is terminated pursuant to its terms, at every meeting of the stockholders of Convest held prior to the Merger 2 Effective Time called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Convest with respect to any of the following, Edisto shall vote the Shares and any New Shares:
     (A) in favor of approval of this Agreement, the Merger 2 Articles and the Mergers and any matter that could reasonably be expected to facilitate the Mergers; and (B) against approval of any proposal made in opposition to the consummation of the Mergers, this Agreement or the Merger 2 Articles, against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Parent and its Affiliates and against any liquidation or winding up of Convest (each of the foregoing is referred to as an "Opposing Proposal"). To the extent inconsistent with the provisions of this Agreement, Edisto hereby revokes any and all proxies with respect to the Shares or any other voting securities of Convest.

     (m) Credit Agreement. Sellers agree, if requested by Parent, to cooperate with Parent to cause the termination of the Amended and Restated Secured Revolving Credit Agreement, dated June 23, 1995, by and among Convest, Edisto E&P, BankOne, Texas, National Association, as Agent, and Compass Bank -- Houston and BankOne, Texas, National Association, as Banks, including the termination and release of any security arrangements or other obligations of any nature thereunder.

SECTION 9. CONDITIONS.

     (a) Conditions to Each Party's Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (i) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the Requisite Stockholder Approvals of the Sellers under applicable law and applicable listing requirements;

          (ii) the shares of Parent Common Stock issuable in the Mergers and those to be reserved for issuance upon exercise of stock options or warrants or the conversion of convertible securities shall have been authorized for quotation on the NYSE, or such other exchange on which Parent Common Stock is then primarily traded, upon official notice of issuance;

          (iii) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

          (iv) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of any of the Mergers shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

          (v) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of any of the Mergers or make the consummation of any of the Mergers illegal;

          (vi) all governmental waivers, consents, orders and approvals legally required for the consummation of the Mergers and the transactions contemplated hereby, and all consents from lenders required to consummate the Mergers, shall have been obtained and be in effect at the Merger 1 Effective Time, except where the failure to obtain the same would not be reasonably likely to have a Material Adverse Effect following the Merger 1 Effective Time; and

          (vii) the Sellers and Purchasers shall have received an opinion of Coopers & Lybrand L.L.P., in form and substance reasonably satisfactory to the Sellers and Purchasers, dated the Closing Date, to the effect that (A) Merger 2 will qualify as a reorganization under Section 368 of the Code and
     (B) Parent and Convest will each be a "party to a reorganization" within the meaning of 368(b) of the Code with respect to Merger 2.

     (b) Conditions to Obligation of the Sellers to Effect the Mergers. Unless waived by the Sellers, the obligation of the Sellers to effect the Mergers shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

          (i) Purchasers shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Purchasers contained in this Agreement shall be true and correct in all material respects on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, and the Sellers shall have received a certificate of the President or a Vice President of Parent and of the President or a Vice President of EDI-Sub to that effect;

          (ii) since the date hereof, there shall have been no changes that constitute, and no event or events (including, without limitation, litigation developments) shall have occurred which have resulted in or constitute, either individually or in the aggregate, a Material Adverse Change;

          (iii) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Mergers and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date except for such waivers, consents, orders and approvals the failure of which to have been obtained would not have, either individually or in the aggregate, a Material Adverse Effect, and no governmental authority shall have promulgated after the date hereof any statute, rule or regulation which, when taken together with all such promulgations, would cause a Material Adverse Change; and

          (iv) each Seller shall have received the bring-down opinion of its respective financial advisor, dated as of the date of the definitive Joint Proxy Statement/Prospectus, to the effect that the consideration to be received in the Mergers by the respective holders of the Convest Common Stock and the Edisto Common Stock is fair to such holders from a financial point of view.

     (c) Conditions to Obligation of Purchasers to Effect the Mergers. Unless waived by Parent, the obligations of Purchasers to effect the Mergers shall be subject to the fulfillment at or prior to the Merger 1 Effective Time of the additional following conditions:

          (i) the Sellers shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Parent shall have received a Certificate of the Chairman and Chief Executive Officer, President or of a Vice President of each Seller to that effect;

          (ii) the Affiliate Agreements and Shareholders Agreements required to be delivered to Parent pursuant to Section 8(k) shall have been furnished as required by Section 8(k);

          (iii) each Edisto Option and each Convest Option shall have either been redeemed, exercised or canceled in accordance with Section 4(c);

          (iv) since the date hereof, there shall have been no changes that constitute, and no event or events (including, without limitation, litigation developments) shall have occurred which have resulted in or constitute, either individually or in the aggregate, a Material Adverse Change;

          (v) all governmental waivers, consents, orders and approvals legally required for the consummation of the Mergers and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date except for such waivers, consents, orders and approvals the failure of which to have been obtained would not have, either individually or in the aggregate, a Material Adverse Effect, and no governmental authority shall have promulgated after the date hereof any statute, rule or regulation which, when taken together with all such promulgations, would cause a Material Adverse Change;

          (vi) the number of Dissenting Shares shall not exceed three percent of the total number of shares of Edisto Common Stock outstanding on the date hereof;

          (vii) with respect to that certain letter agreement, dated May 1, 1995, among Convest, Edisto E&P and Coral Reserves Energy Corp. ("Coral"), and the preferential purchase right of Coral contained therein, Sellers shall have obtained (a) the written waiver of such right by Coral, or (b) the exercise of such right by Coral in accordance with the terms of such agreement for a price of $14,000,000; and

          (viii) with respect to that certain Conveyance of Production Payment dated February 4, 1992, between NRM Operating Company, L.P. and Enron Reserve Acquisition Corp. ("ERAC"), Sellers shall have obtained the express written consent of ERAC to (a) the transfer of the interest of Edisto E&P in the subject property pursuant to this Agreement, and (b) the succession, by Parent or by any Subsidiary of Parent selected from time to time by Parent in its sole discretion, to Edisto E&P's interests and obligations under such agreement; provided, however, that such successor shall not be required to assume any obligations, other than those currently borne by Edisto E&P, in order for Sellers to obtain such consent.

SECTION 10. TERMINATION, AMENDMENT AND WAIVER.

     (a) Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of the Sellers, by the mutual written consent of the Parent and the Sellers or as follows:

          (i) The Sellers shall have the right to terminate this Agreement:

             (A) if the representations and warranties of Purchasers shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within 30 days after written notice of such failure is given to Parent by the Sellers;

             (B) if the Mergers are not completed by October 31, 1997 (unless due to a delay or default on the part of a Seller);

             (C) if any of the Mergers is enjoined by a final, unappealable court order not entered at the request or with the support of a Seller and if the Sellers shall have used reasonable efforts to prevent the entry of such order;

             (D) if (w) a Seller receives an offer or proposal from any Potential Acquirer (excluding any Affiliate of a Seller or any group of which any Affiliate of a Seller is a member) with respect to a merger, sale of substantial assets or other business combination involving such Seller, (x) such Seller's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer or proposal (if consummated pursuant to its terms) would result in an Acquisition Transaction more favorable to such Seller's stockholders from a financial point of view than the relevant Merger (any such offer or proposal being referred to as a "Superior Proposal") and resolves to accept such Superior Proposal, (y) the Board of Directors of the Seller shall conclude in good faith after consultation with its legal counsel that such action is necessary in order for the Board of Directors of the Seller to act in a manner that is consistent with its fiduciary obligations under applicable law and (z) the Seller shall have furnished the Parent with a copy of the definitive agreement at least five business days prior to its execution and Parent shall have failed within such five business day period to offer to amend the terms of this Agreement so that the Mergers would be, in the good faith determination of the Board of Directors of the Seller, at least as favorable to the Seller's stockholders from a financial point of view as the Acquisition Transaction; provided, however, that such termination shall not be effective until such time as the payment required by Section 10(b)(ii) shall have been received by Parent;

             (E) if (w) a tender or exchange offer is commenced by a Potential Acquirer (excluding any Affiliate of a Seller or any group of which any Affiliate of a Seller is a member) for all outstanding shares of such Seller's common stock, (x) such Seller's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer constitutes a Superior Proposal and resolves to accept such Superior Proposal or recommend to the stockholders that they tender their shares in such tender or exchange offer, (y) the Board of Directors of the Seller shall conclude in good faith after consultation with its legal counsel that such action is necessary in order for the Board of Directors of the Seller to act in a manner that is consistent with its fiduciary obligations under applicable law and (z) the Seller shall have furnished the Parent with a copy of the definitive agreement at least five business days prior to its execution and Parent shall have failed within such five business day period to offer to amend the terms of this Agreement so that the Mergers would be, in the good faith determination of the Board of Directors of the Seller, at least as favorable to the Seller's stockholders from a financial point of view as the Acquisition Transaction; provided, however, that such termination shall not be effective until such time as the payment required by
        Section 10(b)(ii) shall have been received by Parent; or

             (F) if (x) Parent fails to perform in any material respect any of its material covenants in this Agreement ("Default"), (y) Parent does not cure such Default in all material respects within

        30 days after notice of such Default is given to Parent by the Sellers and (z) neither Seller is itself in Default.

          (ii) Parent shall have the right to terminate this Agreement:

             (A) if the representations and warranties of the Sellers shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within 30 days after written notice of such failure is given to the Sellers by Parent;

             (B) if the Mergers are not completed by October 31, 1997 (unless due to a delay or default on the part of Parent);

             (C) if any of the Mergers is enjoined by a final, unappealable court order not entered at the request or with the support of Parent and if Parent shall have used reasonable efforts to prevent the entry of such order;

             (D) if the Board of Directors of a Seller shall have resolved to accept a Superior Proposal or shall have recommended to the stockholders of such Seller that they tender their shares in a tender or an exchange offer commenced by a third party (excluding any Affiliate of Parent or any group of which any Affiliate of Parent is a member);

             (E) if (A) a Seller is in Default, (B) such Seller does not cure such Default in all material respects within 30 days after notice of such Default is given to such Seller by Parent, and (C) Parent is not itself in Default; or

             (F) if the Sellers fail to receive the Requisite Stockholder Approvals.

          (iii) As used in this Section 10(a) "group" has the meaning set forth in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

          (iv) Each party (i) acknowledges that a breach of any of its requirements for a termination pursuant to Section 10(a)(i)(D) and 10(a)(i)(E) will result in irreparable harm to the other party which will not be compensable in money damages, and (ii) agrees that such requirements shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to the other party for a breach of such requirements. In any event, if a Seller enters into an Acquisition Transaction, it will immediately pay to Parent the sums described in Section 10(b) below.

     (b) Expenses and Fees.

          (i) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing and filing the Joint Proxy Statements/Prospectus shall be shared equally by Parent and the Sellers.

          (ii) The Sellers agree to immediately pay to Parent a fee equal to $3,000,000, if:

             (A) either Seller terminates this Agreement pursuant to clause (D) or (E) of Section 10(a)(i);

             (B) Parent terminates this Agreement pursuant to clause (D) of
        Section 10(a)(ii); or

             (C) Parent terminates this Agreement pursuant to clause (F) of
        Section 10(a)(ii) as a result of a failure of Convest to receive the Requisite Stockholder Approvals.

          (iii) Parent agrees to pay to the Sellers, as liquidated damages and as the sole remedy and payment for any damages, a fee equal to $3,000,000 if Sellers are not in breach or violation of this Agreement and Parent terminates this Agreement for any reason other than pursuant to Section 10(a)(ii).

     (c) Effect of Termination. In the event of termination of this Agreement by either Parent or the Sellers pursuant to the provisions of Section 10(a), this Agreement shall forthwith become void and there shall be no further obligation on the part of any Party or their respective officers or directors (except as set forth in this Section 10(c), in the second sentence of Section 8(a)(i) and in Sections 8(a)(ii) and 10(b), all of which shall survive the termination). Nothing in this Section 10(c) shall relieve any Party from liability for any willful or intentional breach of this Agreement; provided, however, that any termination of this Agreement in accordance with the procedures and payments set forth in Section 10(b) shall relieve the terminating Party of any such liability.

     (d) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law. Such amendment may take place at any time prior to the Closing Date, whether before or after approval by the stockholders of the Sellers.

     (e) Waiver. At any time prior to the Merger 1 Effective Time, the Dissolution Effective Time or Merger 2 Effective Time, as the case may be, the Parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such Party.

SECTION 11. GENERAL PROVISIONS.

     (a) Non-Survival of Representations and Warranties. No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers. The covenants and agreements of the parties to be performed after the Closing contained in this Agreement shall survive the Closing.

     (b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

        (i) If to Parent or EDI-Sub to:

           Forcenergy Inc
           2730 SW 3rd Avenue
           Suite 800
           Miami, Florida 33129-2237
           Attention: Stig Wennerstrom
           Telecopy: (305) 856-4300

           with a copy to:

           Andrews & Kurth L.L.P.
           4200 Texas Commerce Tower
           Houston, Texas 77002
           Attention: John F. Wombwell
           Telecopy: (713) 220-4285

        (ii) If to the Sellers, to:

           Edisto Resources Corporation
           2401 Fountain View Drive
           Suite 700
           Houston, Texas 77057
           Attention: Michael Y. McGovern
           Telecopy: (281) 290-9665
             with a copy to:

             Snell & Smith, P.C.
           1000 Louisiana, Suite 3650
           Houston, Texas 77002
           Attention: Paul E. Pryzant
           Telecopy: (713) 651-8010

     (c) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

     (d) Miscellaneous. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) is not intended to confer upon any other person any rights or remedies hereunder and
(iii) shall not be assigned by operation of law or otherwise, except that EDI-Sub may assign this Agreement to any other wholly owned subsidiary of Parent. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

     (e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (f) Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                            FORCENERGY INC

                                            By:
                                              ----------------------------------
                                              Name: Stig Wennerstrom
                                              Title: President and Chief
                                                Executive Officer

                                            EDI ACQUISITION CORPORATION

                                            By:
                                              ----------------------------------
                                              Name: Stig Wennerstrom
                                              Title: President and Chief
                                                Executive Officer

                                            EDISTO RESOURCES CORPORATION

                                            By:
                                              ----------------------------------
                                              Name: Michael Y. McGovern
                                              Title: Chairman and Chief
                                                Executive Officer

                                            CONVEST ENERGY CORPORATION

                                            By:
                                              ----------------------------------
                                              Name: Michael Y. McGovern
                                              Title: Chairman and Chief
                                                Executive Officer

                                                                      APPENDIX B

                          PLAN AND AGREEMENT OF MERGER

     THIS PLAN AND AGREEMENT OF MERGER (the "Merger Agreement") is made and
entered into as of             , 1997, by and among Forcenergy Inc, a Delaware
corporation (the "Company") and Convest Energy Corporation, a Texas corporation ("Convest").

                                   WITNESSETH

     WHEREAS, the Company is a corporation duly organized and validly existing under the laws of the State of Delaware, with authorized capital stock consisting of 50,000,000 shares of Common Stock, $0.01 par value per share
("Company Common Stock"), of which           shares are issued and outstanding
on the date hereof, and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding as of the date hereof;

     WHEREAS, Convest is a corporation duly organized, validly existing and in good standing in the State of Texas, with authorized capital stock consisting of 20,000,000 shares of common stock, $0.01 par value ("Convest Common Stock"), of
which           shares were issued and outstanding on the date hereof, and
5,000,000 shares of preferred stock, of which no shares are issued and outstanding on the date hereof;

     WHEREAS, the respective Boards of Directors of the Company and Convest have determined that it is advisable and to the advantage of such corporations and their shareholders that Convest merge with and into the Company (the "Merger") upon the terms and conditions herein provided; and

     WHEREAS, the Boards of Directors of the Company and Convest have approved this Merger Agreement.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, it is agreed as follows:

     1. Merger. Convest shall be merged with and into the Company on the terms and conditions hereinafter expressed (the "Merger"). At the Effective Time (as defined hereinafter), the separate existence of Convest shall cease and the Company shall be the surviving entity (the "Surviving Entity"). The Merger shall become effective at such time (the "Effective Time") as is the later to occur of
(i) the time that the Articles of Merger, together with a copy of this Merger Agreement, are filed with the Secretary of State of the State of Texas and a certificate of merger is issued thereby in accordance with the Texas Business Corporation Act ("TBCA"), and (ii) the time that a Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporate Law ("DGCL").

     2. Governing Documents and Directors and Officers. The Certificate of Incorporation of the Company in effect immediately prior to the Effective Time shall continue to be the Certificate of Incorporation of the Surviving Entity after the Effective Time without change or amendment. The Bylaws of the Company in effect immediately prior to the Effective Time shall continue to be the Bylaws of the Surviving Entity after the Effective Time without change or amendment. The directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity after the Effective Time, and shall serve until their successors have been duly appointed or elected in accordance with the Certificate of Incorporation and Bylaws of the Surviving Entity.

     3. Succession. At the Effective Time, the Surviving Entity shall succeed to Convest in the manner of and as more fully set forth in Section 259 of the DGCL. All rights, title and interests to all real estate and other property owned by Convest shall be allocated to and vested in the Surviving Entity without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon. All liabilities and obligations of Convest shall be allocated to the Surviving Entity and the Surviving Entity shall be the primary obligor therefor and, except as otherwise provided by law or contract, no other party to the Merger shall be liable therefor.

     4. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action by the holder of any capital stock of the Company or Convest:

          (a) Each share of Convest Common Stock shall be converted into the right to receive, without interest, a fractional interest in a share of Company Common Stock equal to $8.88 divided by the Weighted Average Trading Price (as defined below) (the "Exchange Ratio"); provided, however, (i) if such Weighted Average Trading Price exceeds $34.96, then the Exchange Ratio shall be equal to $8.88 divided by $34.96 and (ii) if such Weighted Average Trading Price is less than $28.96, then the Exchange Ratio shall be equal to $8.88 divided by $28.96. Only whole shares of Company Common Stock shall be issued. In lieu of any fractional share of Company Common Stock, each holder of shares of Convest Common Stock who would otherwise have been entitled to receive a fraction of a share of Company Common Stock shall be entitled to receive a cash payment equal to such fraction multiplied by either (i) the Weighted Average Trading Price, (ii) $34.96 or (iii) $28.96, depending on which of the foregoing prices is used for the above calculation of the Exchange Ratio.

          (b) Each share of capital stock of Convest, if any, owned by the Company or any subsidiary of the Company or held in treasury by Convest or any subsidiary of Convest immediately prior to the Effective Time shall be canceled and no consideration shall be paid in exchange therefor and shall cease to exist from and after the Effective Time.

          (c) Each share of Company Common Stock issued and outstanding immediately prior to the Merger shall, upon consummation of the Merger, be converted into one share of common stock of the Surviving Entity.

          (d) The "Weighted Average Trading Price" of Company Common Stock shall be calculated by (x) making the following calculation for each of the ten trading days ending on the day that is two days prior to the Closing Date of the Merger: (i) grouping together all shares of Company Common Stock traded on such day at the same trading price, (ii) multiplying the aggregate number of shares in each price group by the trading price for such group to calculate a product (the total sold shares value) for each group, (iii) adding all of such products from each group and (iv) dividing the resulting total by the aggregate number of shares traded on such trading day, and (y) calculating the arithmetic mean of the resulting ten amounts.

     5. Surrender of Stock Certificates; Payment. From and after the Effective Time, each holder of an outstanding certificate which prior to that time represented shares of Convest Common Stock, shall be entitled to receive in
exchange therefor, upon surrender to                , the Exchange Agent for the
Merger, a certificate or certificates representing the number of whole shares of Company Common Stock, and cash in lieu of any fractional share, in each case to which such holder is entitled pursuant to Section 4(a) above.

     IN WITNESS WHEREOF, this Merger Agreement, having first been duly approved by resolutions of the Boards of Directors of the Company and Convest and by the shareholders of Convest, is hereby executed on behalf of each of said corporations by their respective officers thereunto duly authorized.

                                            CONVEST ENERGY CORPORATION
                                            A Texas corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

ATTEST:

By:
    --------------------------------
               Secretary

                                            FORCENERGY INC
                                            A Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

ATTEST:

By:
    --------------------------------
               Secretary

                                                                      APPENDIX C

                                 JUNE 19, 1997

Board of Directors
Edisto Resources Corporation
2401 Fountain View Drive
Suite 700
Houston, Texas 77057

Gentlemen:

     You have advised Rauscher Pierce Refsnes, Inc. ("RPR") that Forcenergy Inc, a Delaware corporation ("Forcenergy"), has proposed to acquire the outstanding common stock of Edisto Resources Corporation ("Edisto") at a price of approximately $9.95 per Edisto share payable in (1) shares of common stock of Forcenergy to have a current market value of $5.064, based on the average market price of Forcenergy's common stock for ten trading days prior to closing (subject to certain "floor" and "ceiling" provisions) plus (2) $4.886 in cash. You have requested that RPR issue an opinion ("Opinion") as to the fairness from a financial point of view to the stockholders of Edisto of the financial terms of the proposed transaction as set forth in the draft Agreement and Plan of Merger dated June 19, 1997, which we understand is the latest draft.

     RPR, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     In arriving at our opinion, we have, among other things:

          1. Reviewed the draft "Agreement and Plan of Merger" dated June 19, 1997 between Edisto and Forcenergy;

          2. Reviewed Forcenergy's May 16, 1997 offer letter written by Mr. Stig Wennerstrom, President and CEO;

          3. Reviewed Edisto's 10-K report for the year ended December 31, 1996 with Financial Statements audited by Arthur Andersen L.L.P.;

          4. Reviewed Edisto's 10-Q report for the quarter ended March 31, 1997;

          5. Reviewed an internal monthly financial package prepared by Edisto as of March 31, 1997;

          6. Reviewed Convest Energy Corporation's ("Convest's") 10-K report for the year ended December 31, 1996 with Financial Statements audited by Arthur Andersen, L.L.P. (Edisto owns 73% of Convest's common stock);

          7. Reviewed Convest's 10-Q report for the quarter ended March 31,
     1997;

          8. Reviewed an internal monthly financial package prepared by Convest as of March 31, 1997;

          9. Reviewed "Estimate of Revenues and Future Reserves to the Convest Energy Corporation" as of January 1, 1997 prepared by Netherland, Sewell & Associates, Inc.;

          10. Reviewed a reserve report prepared by Ryder Scott Company as of 12/31/96 for Convest;

          11. Reviewed Forcenergy's Annual Report and 10-K for the year ending December 31, 1996 with financial statements audited by Coopers & Lybrand, L.L.P.;

          12. Reviewed Forcenergy's 10-Q report for the quarter ending March 31, 1997;

          13. Reviewed Forcenergy's reserve report prepared by Netherland, Sewell & Associates, Inc. prepared as of 1/1/97 and reports on the Stewart Petroleum Acquisition, dated 2/18/97;

          14. Reviewed Forcenergy's 1997 Budget prepared on April 7, 1997;

          15. Reviewed Forcenergy's offering memorandum dated 2/11/97 for its issuance of $200,000,000 senior subordinates notes;

          16. Reviewed several research reports on Forcenergy written by various brokerage firms in 1997;

          17. Reviewed confidential information memorandum for Edisto and Convest prepared by Petrie Parkman & Co. in February, 1997;

          18. Considered such other information, financial studies, analyses and investigations as we deemed relevant under the circumstances; and

          19. Discussed with management of Edisto and Convest the outlook for future operating results, the assets and liabilities of the companies, material in the foregoing documents, and other matters we considered relevant to our inquiry.

     In our review and in arriving at our opinion, we have, with your permission, (i) not independently verified any of the foregoing information and have relied upon its being complete and accurate in all material respects and
(ii) not made an independent evaluation or appraisal of specific assets of Edisto or Convest. Our opinion is provided to you pursuant to the terms of our engagement letter dated June 9, 1997.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received pursuant to the proposed transaction is fair to the stockholders of Edisto from a financial point of view.

                                            RAUSCHER PIERCE REFSNES, INC.

                                            By:     /s/ G. CLYDE BUCK
                                             -----------------------------------
                                                        G. Clyde Buck
                                                      Managing Director

                                                                      APPENDIX D

                           OPINION OF PETRIE PARKMAN

                              PETRIE PARKMAN & CO.
                           6350 TEXAS COMMERCE TOWER
                              HOUSTON, TEXAS 77002
                       713/650-3383 -- FAX: 713/650-8461

                                 JUNE 19, 1997

The Board of Directors
Convest Energy Corporation
2401 Fountain View Drive
Suite 700
Houston, Texas 77057

Dear Directors:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the stockholders of Convest Energy Corporation, a Texas corporation ("Convest") of the merger consideration (the "Merger Consideration") consisting of a fraction of a share of Forcenergy Inc ("Forcenergy") common stock, par value $0.01 per share ("Forcenergy Common Stock"), equal to $8.88 divided by the average of the Weighted Average Daily Trading Price (as defined in the Merger Agreement) of Forcenergy Common Stock for the ten trading days ending two trading days prior to the Closing Date (as defined in the Merger Agreement); provided, however, (i) if such average of the Weighted Average Daily Trading Price of Forcenergy Common Stock exceeds $34.96, then the Convest Exchange Ratio (as defined in the Merger Agreement) shall be equal to 0.25400 and (ii) if such average of the Weighted Average Daily Trading Price of Forcenergy Common Stock is less than $28.96, then the Convest Exchange Ratio shall be equal to 0.30663, in exchange for each share of outstanding Convest common stock, par value $0.01 per share ("Convest Common Stock"), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 19, 1997 (the "Merger Agreement"), among Forcenergy, a Delaware corporation, EDI Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Forcenergy, Edisto Resources Corporation, a Delaware corporation, and Convest. The Merger Agreement provides for, among other things, the merger (the "Merger") of Convest with a subsidiary of Forcenergy pursuant to which each issued and outstanding share of Convest Common Stock will be converted into a fraction of a share of Forcenergy Common Stock as described above.

     In arriving at our opinion, we have, among other things:

          (i) reviewed (i) certain publicly available business and financial information relating to Convest and Forcenergy, including the audited financial statements on Form 10-K for Convest and Forcenergy as of December 31, 1996, and the unaudited financial statements on Form 10-Q for Convest and Forcenergy as of March 31, 1997, and (ii) the audited financial statements of Great Western Resources Inc. ("Great Western") as of September 30, 1996, and (iii) the unaudited consolidated statement of operations of Great Western for the six month period ending March 31, 1996 and the three month, 21 day period ending January 21, 1997;

          (ii) reviewed certain estimates of reserves including: (i) estimates of proved, probable, and possible oil and gas reserves of Convest, as prepared by Ryder Scott Company Petroleum Engineers as of December 31, 1996 and Netherland Sewell & Associates, Inc. as of January 1, 1997, (ii) certain estimates of oil and gas reserves of Convest in the Gulf of Mexico as prepared by the management and staff of Convest as of March 31, 1997,
     (iii) estimates of proved oil and gas reserves of Forcenergy in the Gulf of Mexico and onshore United States including Alaska, as prepared by Netherland Sewell & Associates, Inc. as of January 1, 1997, (iv) estimates of proved, probable, and possible reserves of Forcenergy in the Gulf of Mexico, as prepared by Collarini Engineering Inc. as of January 1, 1997;
     (v) certain estimates of oil and gas reserves of Great Western in the Gulf of Mexico and onshore United

     States as prepared by Ryder Scott Company Petroleum Engineers as of September 30, 1996, and (vi) certain estimates of oil and gas reserves of Stewart Petroleum Company in Alaska as prepared by the management and staff of Forcenergy as of January 1, 1997;

          (iii) analyzed certain financial and operating data and budgets concerning Convest and Forcenergy, all of which were prepared or provided by the managements of Convest and Forcenergy, as the case may be;

          (iv) discussed the current operations and prospects of Convest and Forcenergy with the managements and operating staffs of Convest and Forcenergy, as the case may be;

          (v) reviewed the historical trading histories and prices of the shares of Forcenergy Common Stock and Convest Common Stock;

          (vi) compared recent stock market capitalization indicators for Forcenergy and Convest with the recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

          (vii) compared the financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

          (viii) reviewed the Merger Agreement and the form of Shareholder Agreement between Forcenergy and the Stockholder party thereto, both dated June 19, 1997; and

          (ix) made such other analyses and examinations as we have deemed necessary or appropriate.

     We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of such information, including without limitation, the statements made in the discussions referred to above. We have further relied upon the assurances of the managements of both Convest and Forcenergy that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to financial and operating data and budgets, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments relating to the future financial and operational performance of Convest and Forcenergy (including taking into account the impact of the Merger). With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments relating to Convest's and Forcenergy's oil and gas properties. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of Convest or Forcenergy nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with such an evaluation or appraisal. Consistent with the Merger Agreement, we have assumed that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

     Our opinion relates solely to the fairness from a financial point of view to the holders of Convest Common Stock of the Merger Consideration pursuant to the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or any matter related thereto. We have not been requested to, and do not, express any opinion regarding the fairness of the Merger Consideration to Forcenergy, or any stockholder of Forcenergy. Our engagement and the opinion expressed herein are solely for the benefit of the Convest Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, Forcenergy, any holder of Convest Common Stock or Forcenergy Common Stock, or any person other than the Convest Board of Directors. In addition, we have not been asked to consider, and this opinion does not address, the price at which the Forcenergy Common Stock will actually trade following the announcement or consummation of the Merger. This letter may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in fall in a proxy statement/prospectus relating to the Merger. As you are aware, we have acted as financial advisor to Edisto Resources Corporation ("Edisto") and we will receive fees from Convest and Edisto that are contingent upon the consummation of the Merger and the merger of Edisto as described in the Merger Agreement.

     Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Convest and Forcenergy as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of Convest Common Stock.

                                            Very truly yours,

                                                   /s/ JOHN C. HUGHES
                                            ------------------------------------

                                                                      APPENDIX E

                               SECTION 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, Section 252, Section 254, Section 257, Section 258, Section 263 or
     Section 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of his paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available for any or all of the shares of the constituent corporations and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is receiving by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is fully determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for nay purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding. Article XII of the Forcenergy's Amended and Restated Certificate of Incorporation together with
Article VII of its Bylaws provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is or was an officer or director of the Forcenergy or is a person who is or was serving at the request of the Forcenergy as a director, officer, employee or trustee of another corporation or of a partnership, joint venture trust or other enterprise, including service relating to employee benefit plans, to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the Forcenergy's Certificate of Incorporation and the Bylaws were adopted or as may be thereafter amended. Article VII of the Forcenergy's Bylaws expressly provides that it is not the exclusive method of indemnification.

         Article VII of the Bylaws provides that the Forcenergy may maintain insurance, at its own expense, to protect itself and any director, officer, employee or agent of the Forcenergy or of another entity against any expense, liability or loss, regardless of whether the Forcenergy would have the power to indemnify such person against such expense, liability or loss under the DGCL.

         Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article XII of the Forcenergy's Amended and Restated Certificate of Incorporation contains such a provision.

ITEM 21.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
Number                       Description of Exhibits
------                       -----------------------
  2.1       Agreement and Plan of Merger dated as of June 19, 1997, as amended, by and among Forcenergy, EDI-Sub, Edisto and Convest (included as Appendix A to the Joint Proxy Statement/Prospectus).

  2.2* Shareholder Agreement dated as of June 19, 1997 by and among Forcenergy and TCW Entities.

  2.3* Form of Shareholder Agreement by and among Forcenergy and certain officers and directors of Edisto and Convest.

  4.1 Amended and Restated Certificate of Incorporation of Forcenergy dated July 25, 1995 (filed as Exhibit 3.1 to the Quarterly Form on
            10-Q filed on November 14, 1995 for the nine month period ending
            September 30, 1995 and is included herein by reference (File No.
            0-26444)) and Amendment No. 1 thereto (filed with Amendment No. 2 to the Registration Statement on Form S-1 filed on June 6, 1996 and is included herein by reference (File No. 333-4600)


  4.2       Bylaws of Forcenergy (filed as Exhibit 3.2 to the Registration
            Statement on Form S-1 filed on June 2, 1995, as amended on July 6,
            1995 and July 25, 1995 and is included herein by reference (File
            No. 33-93020)).

  5.1** Opinion of Vinson & Elkins L.L.P. regarding the legality of the securities.

  8.1**     Form of Opinion of Coopers & Lybrand L.L.P. regarding tax matters.

 11.1       Computation of Earnings per Share dated as of March 31, 1997 and
            December 31, 1996 (set forth in the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and the Annual Report on Form
            10-K for the fiscal year December 31, 1996, respectively. These reports have been incorporated herein by reference).

 12.1**     Computation of Ratios.

 23.1       Consent of Vinson & Elkins L.L.P. (set forth in Exhibit 5.1).

 23.2**     Consent of Coopers & Lybrand L.L.P.

 23.3A**    Consent of Arthur Andersen LLP (Edisto).

 23.3B**    Consent of Arthur Andersen LLP (Convest).

 23.4**     Consent of Price Waterhouse LLP (Forcenergy).

 23.5**     Consent of Netherland, Sewell & Associates, Inc. (Edisto and
            Convest).

 23.6**     Consent of Collarini Engineering, Inc.

 23.7**     Consent of Joe C. Neal & Associates.

 23.8**     Consent of Ryder Scott Company (Edisto and Convest).

 23.9**     Consent of Netherland, Sewell & Associates, Inc. (Forcenergy).

 24.1       Powers of Attorney (set forth on signature page).

 99.1**     Form of Edisto Proxy.

 99.2**     Form of Convest Proxy.

 99.3**     Consent of Rauscher Pierce Refsnes, Inc.

 99.4**     Consent of Petrie Parkman & Co.

----------
*    Previously filed
**   Filed herewith

Financial Statement Schedules:

    Not applicable.

ITEM 22.     UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required in Section 10(a) (3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona tide offering thereof;

    (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

    (6) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

    (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (8) To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 29th day of August, 1997.

                                    Forcenergy Inc


                                    By: /s/ E. JOSEPH GRADY
                                        ----------------------------------------
                                        E. Joseph Grady
                                        Vice President - Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

       Signature                                      Title                                     Date
       ---------                                      -----                                     ----
*
-------------------------------    President and Chief Executive Officer                    August 29, 1997
Stig Wennerstrom                   (Principal Executive Officer)

/s/ E. JOSEPH GRADY
-------------------------------    Vice President - Chief Financial Officer                 August 29, 1997
E. Joseph Grady                    (Principal Financial and Accounting Officer)

*
-------------------------------    Director                                                 August 29, 1997
Bruce L. Burnham

*
-------------------------------    Director                                                 August 29, 1997
Eric Forss

*
-------------------------------    Chairman of the Board of Directors                       August 29, 1997
Robert Issal

*
-------------------------------    Director                                                 August 29, 1997
William F. Wallace

*By: /s/ E. JOSEPH GRADY
-------------------------------
E. Joseph Grady
As Attorney-in-Fact

                                EXHIBIT INDEX

Exhibit
Number                       Description of Exhibits
------                       -----------------------

  2.1 Agreement and Plan of Merger dated as of June 19, 1997, as amended, by and among Forcenergy, EDI-Sub, Edisto and Convest (included as Appendix A to the Joint Proxy Statement/Prospectus).

  2.2* Shareholder Agreement dated as of June 19, 1997 by and among Forcenergy and TCW Entities.

  2.3* Form of Shareholder Agreement by and among Forcenergy and certain officers and directors of Edisto and Convest.

  4.1 Amended and Restated Certificate of Incorporation of Forcenergy dated July 25, 1995 (filed as Exhibit 3.1 to the Quarterly Form on 10-Q filed on November 14, 1995 for the nine month period ending September 30, 1995 and is included herein by reference (File No. 0-26444)) and Amendment No. 1 thereto (filed with Amendment No. 2 to the Registration Statement on Form S-1 filed on June 6, 1996 and is included herein by reference (File No. 333-4600)

  4.2 Bylaws of Forcenergy (filed as Exhibit 3.2 to the Registration Statement on Form S-1 filed on June 2, 1995, as amended on July 6, 1995 and July 25, 1995 and is included herein by reference (File No. 33-93020)).

  5.1** Opinion of Vinson & Elkins L.L.P. regarding the legality of the securities.

  8.1**     Form of Opinion of Coopers & Lybrand L.L.P. regarding tax matters.

 11.1 Computation of Earnings per Share dated as of June 30, 1997 and December 31, 1996 (set forth in the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and the Annual Report on Form 10-K for the fiscal year December 31, 1996, respectively. These reports have been incorporated herein by reference).

 12.1**     Computation of Ratios.

 23.1       Consent of Vinson & Elkins L.L.P. (set forth in Exhibit 5.1).

 23.2**     Consent of Coopers & Lybrand L.L.P.

 23.3A**    Consent of Arthur Andersen LLP (Edisto).

 23.3B**    Consent of Arthur Andersen LLP (Convest).

 23.4**     Consent of Price Waterhouse LLP (Forcenergy).

 23.5**     Consent of Netherland, Sewell & Associates, Inc. (Edisto and
            Convest).

 23.6**     Consent of Collarini Engineering, Inc.

 23.7**     Consent of Joe C. Neal & Associates.

 23.8**     Consent of Ryder Scott Company (Edisto and Convest).

 23.9**     Consent of Netherland, Sewell & Associates, Inc. (Forcenergy).

 24.1       Powers of Attorney (set forth on signature page).

 99.1**     Form of Edisto Proxy.

 99.2**     Form of Convest Proxy.

 99.3**     Consent of Rauscher Pierce Refsnes, Inc.

 99.4**     Consent of Petrie Parkman & Co.

----------
*    Previously filed
**   Filed herewith